Form 10-K, Exhibit 13
period 2000-12-31
MACATAWA BANK CORP
filed 2001-03-13
CIK 1053584

EXHIBIT 13

Selected Consolidated Financial Data

The following selected consolidated financial and other data are derived from the Company's Financial Statements and should be read with the Consolidated Financial Statements and Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Consolidated Balance Sheet as of December 31, 2000 and 1999, and the Consolidated Statement of Income for the years ended December 31, 2000, 1999, and 1998, are included elsewhere in this Annual Report.

(Dollars in thousands, except share and per share data)

                                                           At or For the Year Ended December 31
                                                          ----------------------------------------
                                                              2000          1999          1998
                                                          ----------------------------------------
Financial Condition
     Total assets                                         $   499,813   $   344,921   $   189,229
     Loans                                                    410,676       285,374       137,882
     Deposits                                                 398,617       279,390       166,989
     Securities                                                48,669        28,281        27,007
     Shareholder's equity                                      38,128        34,526        19,611

Share Information
     Basic and diluted earnings/(loss) per common share   $       .93           .22   $     (1.22)
     Book value per common share                                10.62          9.62          8.05
     Weighted average common and
     potential dilutive shares outstanding                  3,602,962     3,122,937     2,041,920
     Shares outstanding at end of period                    3,589,315     3,588,565     2,435,125

Operations
     Interest income                                      $    34,338   $    20,000   $     6,804
     Interest expense                                          17,738         9,428         3,190

     Net interest income                                       16,600        10,572         3,614
     Provision for loan losses                                  1,931         1,967         2,023

     Net interest income after provision for loan losses       14,669         8,605         1,591
     Total noninterest income                                   2,051         1,528           683
     Total noninterest expense                                 12,672         9,440         4,763
     Income/(loss) before tax                                   4,048           693        (2,489)
     Federal income tax                                           699            --            --
     Net income/(loss)                                    $     3,349   $       693   $    (2,489)

Performance Ratios
     Return on average equity                                    9.31%         2.43%       (15.15)%
     Return on average assets                                    0.80%         0.26%        (2.91)%
     Yield on average interest-earning assets                    8.84%         8.27%         7.93%
     Cost on average interest-bearing liabilities                5.20%         4.51%         4.77%
     Average net interest spread                                 3.64%         3.76%         3.16%
     Average net interest margin                                 4.27%         4.37%         4.21%

Capital Ratios
     Equity to assets                                            7.63%        10.01%        10.36%
     Total risk-based capital ratio                             10.36%        14.00%        12.40%

Credit Quality Ratios
     Allowance for loan losses to total loans                    1.43%         1.40%         1.47%
     Nonperforming assets to total assets                        0.04%         0.03%         0.00%
     Net charge-offs to average loans                            0.02%         0.00%         0.00%

Quarterly Financial Data (unaudited)


A summary of selected quarterly results of operations for the years ended December 31 follows:

                                                               Three Months Ended
                                                ---------------------------------------------------
                                                 March 31    June 30    September 30  December 31
                                                ---------------------------------------------------
2000
   Interest income                              $7,105,931   $8,367,591   $9,026,075   $9,838,229
   Net interest income                           3,537,225    4,079,025    4,318,391    4,664,785
   Provision for loan losses                       487,000      595,000      434,000      415,000
   Income before income tax expense                526,613      823,324    1,119,283    1,578,549
   Net income                                      526,613      823,324      947,116    1,051,453

   Net income per share
     Basic                                             .15          .23          .26          .29
     Diluted                                           .15          .23          .26          .29

1999
   Interest income                              $3,635,152   $4,663,222   $5,475,441   $6,226,884
   Net interest income                           1,883,465    2,471,316    2,925,651    3,292,131
   Provision for loan losses                       450,000      545,000      505,000      467,000
   Income (loss) before income tax expense         (77,110)      44,116      301,171      425,089
   Net income (loss)                               (77,110)      44,116      301,171      425,089

   Net income (loss) per share
     Basic                                            (.03)         .02          .08          .12
     Diluted                                          (.03)         .02          .08          .12

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in such forward-looking statements.

The following section presents additional information to assess the financial condition and results of operations of the Company and the Bank. This section should be read in conjunction with the consolidated financial statements and the supplemental financial data contained elsewhere in this Annual Report.

Overview

Macatawa Bank Corporation (the "Company") is a Michigan corporation and is the bank holding company for Macatawa Bank (the "Bank"). The Bank commenced operations on November 25, 1997. The Bank is a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation. The Bank provides a full range of commercial and consumer banking services, through its network of 13 full service branches located in communities in Ottawa county, northern Allegan county and southwestern Kent county.

The Company has experienced rapid and substantial growth since opening in November 1997. At December 31, 2000, the Bank had thirteen branch banking offices, and two service facilities. The Company completed an underwritten initial public offering of common stock on April 7, 1998, resulting in net proceeds of $14.1 million. In June 1999, the Company completed an offering of common stock to its shareholders resulting in net proceeds of $14.6 million.

The Bank established a Trust Department in the fourth quarter of 1998 to further provide for customers' financial needs. The Trust Department began business on January 3, 1999 and as of December 31, 2000, had assets of approximately $274 million compared to approximately $183 million at December 31, 1999.

Financial Condition

Summary.

Total assets of the Company increased to $499.8 million at December 31, 2000 from $344.9 million at December 31, 1999, an increase of $154.9 million or 44.9%. We believe the strong asset growth reflects the acceptance of our community banking philosophy in the growing communities we serve. Asset growth consists primarily of growth in the loan portfolio as the Bank continues to attract new loan customers despite the strong competition from other local community banks and larger regional banks. The increase in total assets was principally funded by strong deposit growth and the use of borrowed funds. Total deposits grew $119.2 million or 42.7% to $398.6 million at December 31, 2000, compared to $279.4 million at December 31, 1999. We attribute the strong deposit growth to quality customer service, convenient and accessible branch locations and the desire of customers to bank with a locally operated community institution. We anticipate continued growth in total assets, due in part to the consolidation of local competitors into large out-of-state regional banks, as well as continued economic growth, and capturing additional market share.

Cash and Cash Equivalents.

Cash and cash equivalents, which include federal funds sold and short-term investments, increased $5.7 million or 27.7% to $26.3 million at December 31, 2000, from $20.6 million at December 31, 1999. The increase is a result of higher levels of customer deposit activity at year-end, which is subsequently processed through the Banks' correspondent banks. Higher balances were required to cover both uncollected funds deposited in the Bank's correspondent bank accounts, as well as higher account balances to compensate for activity service fees.

Securities.

Securities are purchased and classified as "available for sale". The securities may be sold to meet the Bank's liquidity needs. The primary objective of the Bank's investing activities is to provide for the safety of the principal invested. Secondary considerations include earnings, liquidity and overall exposure to changes in interest rates. Securities available for sale increased $20.4 million or 72.1% to $48.7 million at December 31, 2000 from $28.3 million at December 31, 1999. The Bank increased its portfolio during 2000 to support the overall growth in deposits.

Securities Available for Sale Portfolio
(Dollars in thousands)

                                                       Year Ended December 31
                                                     ---------------------------
                                                       2000               1999
                                                     ---------------------------
U. S. Treasury and U.S. Government Agencies          $45,991             $27,337
Michigan municipal bonds                               2,678                 944
                                                     ---------------------------
                                                     $48,669             $28,281
                                                     ---------------------------

Excluding those holdings of the investment portfolio in U.S. Treasury and U.S. Government Agency Securities, there were no investments in securities of any one issuer which exceeded 10% of shareholders' equity.

Schedule of Maturities of Investment Securities and Weighted Average Yields. The following is a schedule of maturities and their weighted average yield of each category of investment securities as of December 31, 2000.

(Dollars in thousands)

                                                                                                      Investments With
                    Due Within                  One to              Five to              After          No Contractual
                      One Year              Five Years            Ten Years          Ten Years                Maturity
                    ---------------------------------------------------------------------------------------------------
                     Estimated           Estimated          Estimated          Estimated          Estimated
                        Market   Average    Market Average     Market   Average   Market   Average    Market   Average
                         Value     Yield     Value   Yield      Value     Yield    Value     Yield     Value     Yield
                    ---------------------------------------------------------------------------------------------------
Available for Sale:
U.S. Treasury
and U.S.
Government
Agencies               $13,974     6.11%   $32,017   6.33%           -         -         -        -         -         -

Tax-exempt
MI municipal bonds           -        -          -      -          430      4.96%    2,248     5.27%        -         -
                    ---------------------------------------------------------------------------------------------------
Total                  $13,974     6.11%   $32,017   6.33%        $430      4.96%   $2,248     5.27%        -         -
                    ---------------------------------------------------------------------------------------------------

Loan Portfolio

The majority of loans are made to businesses in the form of commercial loans and real estate mortgages. Commercial loans increased $92.1 million or 45.9% from $201.4 million at December 31, 1999, to $293.5 million at December 31, 2000. Commercial loans accounted for approximately 71% of the Bank's total loan portfolio at year-end for both 2000 and 1999. The Bank's residential mortgage loan portfolio comprises approximately 15% of total loans. However, residential loan origination volume is significantly higher, with only a small portion of these loans retained for the Bank's own portfolio. The Bank sells the majority of it's fixed-rate obligations and does not retain servicing. The Bank originated $91.5 million in residential mortgages in 2000 and $105 million in 1999. The higher overall interest levels experienced during most of 2000 resulted in lower levels of residential refinancing, and as a result, lower overall loan originations as compared to 1999. The Bank's consumer loan portfolio includes both loans secured by personal property, as well as home equity fixed term and line of credit loans. Home equity loans totaled $33.5 million at December 31, 2000, compared to $22.1 million at December 31, 1999. Approximately 89% of the Bank's equity loans are underwritten at terms of a loan to value ratio of less than 90%, and are considered well collateralized.

Loan Portfolio Composition
(Dollars in thousands)

                                            Year Ended December 31
                              ------------------------------------------------
                                         2000                     1999
                              ------------------------------------------------
                                Amount           %        Amount          %
                              ------------------------------------------------

Commercial real estate        $  79,444           19%    $  54,160          19%
Residential real estate          60,822           15%       44,734          15%
Other commercial                214,098           52       147,232          52%
Consumer                         56,312           14%       39,248          14%
                              ------------------------------------------------
Total loans                   $ 410,676          100%    $ 285,374         100%
                              ------------------------------------------------

Less:
Allowance for loan losses        (5,854)                    (3,995)
                              ------------------------------------------------
Total loans receivable, net   $ 404,822                  $ 281,379
                              ------------------------------------------------


Maturities and Sensitivities of Loans to Changes in Interest Rates.
The following table shows the amount of total loans outstanding as of December 31, 2000 which, based on remaining scheduled repayments of principal, are due in the periods indicated.

(Dollars in thousands)

                                                 Maturing
                           ---------------------------------------------------------------

                                               After One, But
                           ---------------------------------------------------------------

                           Within One Year   Within Five Years  After Five Years    Total
                           ---------------------------------------------------------------
Commercial real estate           $  10,808          $  64,843         $   3,793  $  79,444
Residential real estate              6,342             11,170            43,310     60,822
Other commercial                   114,417             94,673             5,008    214,098
Consumer                             7,310             32,230            16,772     56,312
                              ------------------------------------------------------------
      Totals                     $ 138,877          $ 202,916         $  68,883    410,676
                              -------------------------------------------------
Allowance for loan losses                                                           (5,854)
                                                                                 ---------
Total loans receivable, net                                                      $ 404,822
                              ------------------------------------------------------------

Below is a schedule of the loan amounts maturing or repricing which are classified according to their sensitivity to changes in interest rates.

Interest Sensitivity
(Dollars in thousands)

                                       -----------------------------------------
                                       Fixed Rate   Variable Rate         Total
                                       -----------------------------------------
Due within 3 months                     $  19,219       $ 157,259      $ 176,478
Due after 3 months, but within 1 year      34,994             715         35,709
Due after one but within five years       148,603          21,528        170,131
Due after five years                       25,344           3,014         28,358
                                       -----------------------------------------
Total                                   $ 228,160       $ 182,516        410,676
                                       --------------------------
Allowance for loan losses                                                 (5,854)
                                                                       ---------
Total loans receivable, net                                            $ 404,822
                                       -----------------------------------------

Nonperforming Assets.
Nonperforming loans includes loans on non-accrual, restructured loans, as well as loans delinquent more than 90 days, but still accruing. Total nonperforming loans as of December 31, 2000 totaled $196,000, compared to $101,000 at December 31, 1999. Loan performance is reviewed regularly by external loan review specialists, loan officers, and senior management. When reasonable doubt exists concerning collectibility of interest or principal, the loan will be placed in non-accrual status. Any interest previously accrued but not collected at that time will be reversed and charged against current earnings. As of December 31, 2000 there were no other interest bearing assets which required classification. Management is not aware of any recommendations by regulatory agencies, which, if implemented, would have a material impact on the Bank's liquidity, capital or operations.

Loan Loss Experience
The following is a summary of loan balances at the end of 1each period and their daily average balances, changes in the allowance for possible loan losses arising from loans charged-off and recoveries on loans previously charged-off, and additions to the allowance which have been expensed.

(Dollars in thousands)

                                                                                  December 31
                                                                     -------------------------------------
                                                                        2000         1999           1998
                                                                     -------------------------------------
Loans:
        Average daily balance of loans for the year                  $ 347,351     $ 213,472     $ 160,299
        Amount of loans outstanding at end of period                   410,676       285,374       137,882
Allowance for loan losses:
        Balance at beginning of year                                     3,995         2,030             7
    Addition to allowance charged to operations                          1,931         1,967         2,023
      Loans charged-off                                                    (87)           (6)            -
        Recoveries                                                          15             4             -
                                                                     -------------------------------------
        Balance at end of year                                       $   5,854     $   3,995     $  12,030
                                                                     -------------------------------------
Ratios:
        Net charge-offs to average loans outstanding                       .02%            -             -
        Allowance for loan losses to loans outstanding at year end        1.43%         1.40%         1.47%

Allowance for Loan Losses
The allowance for loan losses as of December 31, 2000, was $5.9 million, representing approximately 1.43% of total loans outstanding, compared to $4.0 million at December 31, 1999, or 1.40% of total loans outstanding. The Bank has not experienced any material credit losses in the three years of operations ended December 31, 2000. The allowance for loan losses is maintained at a level management considers appropriate based upon its assessment of relevant circumstances. Management prepares a quarterly evaluation of the allowance for loan losses. The analysis is based upon a continuous review of the Bank's loan portfolio, the Bank's and industry's historical loan loss experience, known and inherent risks included in the loan portfolio, composition of loans, growth of the portfolio, and current economic conditions. As part of the analysis, management assigns a portion of the allowance to the entire portfolio by loan type and loan grade, and to specific credits that have been identified as problem loans, and also reviews past loss experience. The local economy and particular concentrations are considered, as well as a number of other factors. While the commercial loan portfolio has performed very well during the Bank's first three years of existence, the allowance does reflect a higher percentage allocation against that portfolio due to management's assessment of inherently higher risks in commercial lending. By their very nature, loans are generally of higher dollar amounts; industries financed and collateral taken can be extremely varied, requiring more detail and in depth underwriting; and the underlying companies' abilities to repay their obligations may be more dramatically affected by overall economic conditions.

Allocation of the Allowance for Loan Losses
(Dollars in thousands)

                                                             Year Ended December 31
                                     ------------------------------------------------------------------------
                                             2000                     1999                    1998
                                     ------------------------------------------------------------------------
                                                 % of Each                % of Each                % of Each
                                     Allowance  Category to   Allowance  Category to  Allowance   Category to
                                        Amount  Total Loans      Amount  Total Loans     Amount   Total Loans
                                     ------------------------------------------------------------------------
Commercial                              $3,902        71.5%      $2,784        70.6%     $1,422        69.4%
Real estate mortgages                      176        14.8%         112        15.7%         57        16.3%
Consumer                                   435        13.7%         297        13.7%        165        14.3%
Unallocated                              1,341       -              802       -             386           -
                                     ------------------------------------------------------------------------
Total                                   $5,854       100.0%      $3,995       100.0%     $2,030       100.0%
                                     ------------------------------------------------------------------------

The above allocations are not intended to imply limitations on usage of the allowance. The entire allowance is available for any loan losses without regard to loan type.

Premises and Equipment.
Bank premises and equipment increased $2.3 million to $12.3 million at December 31, 2000 compared to $10.0 million at December 31, 1999. The increase resulted primarily from the purchase of a previously leased branch facility, as well as the construction of a full service branch to replace a temporary storefront branch. Additionally, the Bank invested in an item processing imaging system that efficiently captures check images as items are processed. This allows electronic retrieval of check images by bank staff today, and in the future will enable the Bank to provide images to customers through on-line inquiries.

Deposits
Deposits are gathered from the communities we serve through our network of 13 branches. The Bank offers business and consumer checking accounts, regular and money market savings accounts, and certificates of deposits having many options in their terms.

Total deposits increased by $119.2 million to $398.6 million at December 31, 2000, compared to $279.4 million at December 31, 1999. The increase was primarily as a result of deposits being obtained from new customers of the Bank. Noninterest bearing demand accounts comprise approximately 13% of total deposits, comparable to their percentage of total deposits in 1999 and 1998. Savings accounts, including Money Market savings and NOW accounts comprised approximately 48% of total deposits, a decrease from 54% in 1999 and 58% in 1998. Time accounts increased as a percent of total deposits to 39% at December 31, 2000, compared to 33% at the end of 1999 and 29% at the end of 1998. We attribute the growth in time accounts to competitive pricing to maintain current customer accounts, together with attracting new customers and new funds. The Bank sets its deposit pricing to be competitive with other banks in its market area, without being the price leader. This has enabled the Bank to increase deposits from new, as well as existing customers, while maintaining a stable net interest margin. The Bank periodically purchases brokered deposits to supplement funding needs. These are Time accounts originated outside the Bank's local market area. Brokered deposits comprised approximately 4% of total deposits at December 31, 2000, compared to approximately 2% at prior year-end.

Average Daily Deposits
The following table sets forth the average deposit balances and the weighted average rates paid thereon.

(Dollars in thousands)
                                                                Average for the Year
                                  --------------------------------------------------------------------------------
                                             2000                        1999                      1998
                                  --------------------------------------------------------------------------------
                                   Amount       Average Rate     Amount    Average Rate     Amount    Average Rate
                                  --------------------------------------------------------------------------------
Noninterest bearing demand        $  39,946               -     $ 27,186              -    $  8,991              -
NOW accounts                         45,246             2.6%      29,721            2.6%     10,420            3.0%
MMDA/savings                        131,069             4.7%      97,849            4.2%     35,743            4.7%
Time                                123,756             6.4%      68,629            5.5%     20,899            5.7%
                                  --------------------------------------------------------------------------------
Total deposits                    $ 340,017             4.5%    $223,385            3.9%   $ 76,053            4.2%
                                  --------------------------------------------------------------------------------

Maturity Distribution of Time Deposits of $100,000 or More

The following table summarizes time deposits in amounts of $100,000 or more by time remaining until maturity as of December 31, 2000:

                                (Dollars in thousands)

                                                                     Amount
                                                                  ------------
                                Three months or less              $     31,280
                                Over 3 months through 6 months          14,345
                                Over 6 months through 1 year            18,191
                                Over 1 year                             20,039
                                                                  ------------
                                                                  $     83,855
                                                                  ------------

The Bank operates in a very competitive environment, competing with other local banks similar in size and with significantly larger regional banks. Management monitors rates at other financial institutions in the area to ascertain that its rates are competitive with the market. Management also attempts to offer a wide variety of products to meet the needs of its customers.

MACATAWA BANK CORPORATION 25

Borrowed Funds.
Borrowed funds increased $31.2 million or 104% to $61.2 million at December 31, 2000, compared to $30.0 million at December 31, 1999. Borrowed funds consist principally of advances from the Federal Home Loan Bank. These advances are utilized to fund loan growth in excess of deposit growth. Borrowed funds also includes federal funds purchased, which are utilized to settle the Banks daily cash letter position with its correspondent banks. Additionally, the Company secured a $5 million credit facility in September of 2000. As of December 31, 2000, $4 million has been advanced to provide additional capital to the Bank to maintain regulatory capital levels at well capitalized level.

Retained Earnings.
The Company had retained earnings of $1,136,000 as of December 31, 2000, compared to a retained earnings deficit of ($1,961,000) at December 31, 1999. The retained deficit at the end of 1999 was primarily the result of startup losses for two months of 1997, and the full year 1998. These initial year losses included normal operating expenses, loan loss provision on a new and rapidly growing loan portfolio, and costs associated with expanding the branch network. Management believes that the expenditures made in 1997 and 1998 created the infrastructure and laid the foundation for future growth and profitability in subsequent years. The Company had net income of $693,000 in 1999 and $3.35 million in 2000. The Company also paid out cash dividends totaling $251,000 during the period ended December 31, 2000. There were no dividends paid out during either the 1999 or the 1998 period.

Results of Operations

Summary of Results.
Net income for 2000 totaled $3.35 million compared to 1999 net income of $693,000 and a 1998 net loss of $2.49 million. The increase in income is due to the continued growth of the customer base and respective loan and deposit portfolios, driving increased net interest income. The following table summarizes net income and key performance measures for the three years presented.

Performance Ratios

(Dollars in thousands, except of per share data)

                                                   Year Ended December 31
                                               -------------------------------
                                                 2000        1999       1998
                                               -------------------------------

Net income (loss)                              $  3,349    $   693   $  (2,489)
   Basic and diluted earnings (loss) per share      .93        .22       (1.22)

Earnings (loss) ratios:
   Return on average assets                         .80%       .26%      (2.91%)
   Return on average equity                        9.31%      2.43%     (15.15%)
   Average equity to average assets                8.63%     10.86%      19.59%
   Dividend payout ratio                           7.53%       N/A         N/A

Net income for the year ended December 31, 2000 improved dramatically over 1999 as a result of improved net interest income. Continued strong growth in loans is primarily responsible for the increases in net interest income. Net interest income increased by $6.0 million or 56.6% to $16.6 million in 2000 compared to $10.6 million in 1999.

Noninterest income totaled $2.1 million for 2000, as compared to $1.5 million for 1999, and $683,000 for 1998. Noninterest expense totaled $12.7 million for 2000, as compared to $9.4 million for 1999, and $4.8 million for 1998. The Company became fully taxable during 2000, after utilizing all tax loss carry forwards from 1998 and 1997. Federal income tax expense totaled $699,000 for 2000, whereas both 1999 and 1998 did not include a provision for tax expense. The Company expects the effective federal tax rate for future years will be 34%, with a marginal rate of approximately 33.5% due to tax-free investments.

Analysis of Net Interest Income
The following schedule presents, for the periods indicated, information regarding: (i) the total dollar amount of interest income from average earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on average interest-bearing liabilities and the resultant average cost; (iii) net interest income; (iv) interest rate spread; and (v) net yield on average earning assets.

(Dollars in thousands)

                                                                    Year Ended December 31
                              ---------------------------------------------------------------------------------------------------
                                             2000                              1999                             1998
                              ---------------------------------------------------------------------------------------------------
                                Average               Average    Average               Average     Average                Average
                                Balance    Interest     Rate     Balance     Interest    Rate      Balance    Interest      Rate
                              ---------------------------------------------------------------------------------------------------
Earning Assets
Taxable securities            $  35,459   $  2,166    6.11%   $  221,444    $   1,226    5.71%      $ 16,471    $   986     5.99%
Tax-exempt securities             1,639         86    5.25%          172            9    5.23%             -          -        -
Loans                           347,351     31,788    9.15%      213,472       18,379    8.61%        60,299      5,340     8.85%
Fed funds sold                    1,616         99    6.13%        4,166          204    4.90%         8,421        446     5.30%
Short term investments              169          6    3.55%        1,132           56    4.95%           605         32     5.29%
Federal Home Loan Bank Stock      2,332        193    8.28%        1,593          127    7.97%             -          -        -
                              ---------------------------------------------------------------------------------------------------
Total earning assets            388,566     34,338    8.84%      241,979       20,001    8.27%        85,796      6,804     7.93%

Interest Bearing Liabilities
NOWs and MMDAs                  159,419      6,655    4.17%      116,914        4,548    3.89%        43,336      1,915     4.42%
Savings                           9,222        177    1.92%        6,123          117    1.91%         2,153         43     2.00%
IRAs                              7,674        465    6.06%        4,533          247    5.45%         1,096         64     5.84%
Time deposits                   123,756      7,916    6.40%       68,629        3,787    5.52%        20,304      1,164     5.73%
Fed Funds purchased               2,022        131    6.48%          695           37    5.32%            78          4     5.13%
Other borrowings                 38,850      2,394    6.16%       12,126          692    5.71%             -          -        -
                              ---------------------------------------------------------------------------------------------------
Total interest bearing
liabilities                     340,943     17,738    5.20%      209,020        9,428    4.51%        66,967      3,190     4.77%
                              ---------------------------------------------------------------------------------------------------
Net interest/spread                       $ 16,600    3.64%                  $ 10,573    3.76%                  $ 3,614     3.16%
                              ---------------------------------------------------------------------------------------------------
Margin                                                4.27%                              4.37%                              4.21%
                              ---------------------------------------------------------------------------------------------------

Net interest margin was 4.27% for full year 2000, a slight decrease from 1999 net interest margin of 4.37%. Net interest margin for 1998 was 4.21%. Net interest spread, which is the difference between interest earning assets and interest bearing liabilities, was 3.64% for 2000, as compared to 3.76% for 1999, and 3.16% for 1998. The decrease in net interest spread reflected the cost of interest-bearing liabilities rising slightly faster than the yield of interest earning assets during 2000. The increasing cost reflects the impact of the portfolio shifting to a higher mix of time accounts. Time accounts, with a weighted average cost of 6.40% during 2000, comprised approximately 39% of interest-bearing liabilities at December 31, 2000, as compared to approximately 33% at the end of 1999, and 29% at the end of 1998. The average cost of time accounts was 5.52% during 1999, while the 1998 cost was 5.73%.

Rate/Volume Analysis of Net Interest Income
The following schedule presents the dollar amount of changes in interest income and interest expense for major components of earning assets and interest-bearing liabilities, distinguishing between changes related to outstanding balances and changes due to interest rates.

(Dollars in thousands)

                                                           Year Ended December 31
                                    --------------------------------------------------------------------
                                              2000 vs 1999                       1999  vs 1998
                                    --------------------------------------------------------------------
                                       Increase (Decrease) Due to         Increase (Decrease) Due to
                                     Volume      Rate         Total      Volume       Rate       Total
                                    --------------------------------------------------------------------
Interest Income
Taxable securities                  $    851   $      89    $    940   $      286   $   (47)   $     239
Tax-exempt securities                     77           -          77            9         -            9
Loans                                 12,186       1,223      13,409       13,192      (152)      13,040
Fed funds sold                          (147)         42        (105)        (211)      (31)        (242)
Short term investments                   (38)        (12)        (50)          26        (2)          24
FHLB stock                                61           5          66          127         -          127
                                    --------------------------------------------------------------------
Total interest income               $ 12,990   $   1,347    $ 14,337   $   13,429   $  (232)   $  13,197
                                    --------------------------------------------------------------------

Interest Expense
NOWs and MMDAs                      $  1,754   $     353    $  2,107   $    2,888   $  (255)   $   2,633
Savings                                   59           1          60           76        (2)          74
IRAs                                     188          30         218          188        (5)         183
Time deposits                          3,446         683       4,129        2,668       (45)       2,623
Fed funds purchased                       84          10          94           33         -           33
Other borrowings                       1,643          59       1,702          692         -          692
                                    --------------------------------------------------------------------
Total interest expense                 7,174       1,136       8,310        6,545      (307)       6,238
                                    --------------------------------------------------------------------
Net interest income                 $  5,816   $     211    $  6,027   $    6,884   $    75    $   6,959
                                    --------------------------------------------------------------------

Composition of Average Earning Assets and Interest Paying Liabilities (Dollars in thousands)

                                                               Year Ended December 31
                                                         ------------------------------------
                                                            2000         1999          1998
                                                         ------------------------------------
As a Percent of Average Earning Assets
Loans                                                         89.39%        80.22%      70.28%
Other earning assets                                          10.61%        11.78%      29.72%
Average earning assets                                   $  388,566    $  241,979   $  85,797

As a Percent of Average Interest Bearing Liabilities
Savings, MMS, IRA, and NOW accounts                           51.71%        61.03%      68.76%
Time deposits                                                 36.30%        32.83%      31.13%
Other borrowings                                              11.99%         6.14%       0.11%

Average Interest Bearing Liabilities                     $  340,943    $  209,021   $  67,141
Earning asset ratio                                            1.14%         1.16%       1.28%


Provision for Loan Losses
The provision for loan losses is the amount added to the allowance for loan losses to absorb probable loan losses. The amount of the provision is determined by management, in its judgment, after reviewing the risk characteristics of the loan portfolio, the Bank's and industry's historical loan loss experience, known and inherent risks included in both originated loans and the portfolio, and current economic conditions. The provision for loan losses for the year 2000 totaled $1.9 million, approximately the same as the $2.0 million provision in both 1999 and 1998. While the Bank has not sustained any significant losses in its loan portfolio, management considers it prudent during the first years of operations to provide for loan losses at a level which is consistent with levels maintained by banks with similar loan portfolios. Management will continue to monitor its loan loss performance and adjust its loan loss reserve to more closely align itself to its own history of loss experience.

Noninterest Income
Noninterest income totaled $2.1 million in 2000, an increase of 40% over 1999 noninterest income of $1.5 million. Non-interest income for 1998 totaled $683,000. Deposit service charges increased by $483,000, or 73% during 2000 compared to 1999. The growth in service charge income reflects the significant growth in the Bank's customer base. Trust revenues totaled $531,000 for 2000, an increase of $303,000 or 133% over 1999 trust revenue of $228,000. 1999 was the first year of operations for the Bank's Trust Department. We expect trust fee income to continue to increase, as the amount of trust assets under management increases. Gain on sale of loans declined $263,000 for the year 2000 to $361,000. The higher overall level of interest rates reduced the mortgage loans the Bank originated during 2000 compared to 1999, and resulted in fewer loans sold in the secondary market. The following table details major components of noninterest income for the years of 2000, 1999, and 1998.

Noninterest Income
(Dollars in thousands)
                                                    Year Ended December 31
                                               --------------------------------
                                                  2000       1999        1998
                                               --------------------------------
Deposit service charges                        $  1,144    $     661   $    157
Net gains on asset sales:
   Loans                                            361          624        521
   Securities                                         -            -          -
Trust fees                                          531          228          -
Other                                                16           15          5
                                               --------------------------------
Total noninterest income                       $  2,052    $   1,528   $    683
                                               --------------------------------

Net Gains on the Sale of Residential Real Estate Mortgage Loans
(Dollars in thousands)

                                                                    Year Ended December 31
                                                                --------------------------------
                                                                   2000       1999        1998
                                                                --------------------------------
Real estate mortgage loan originated for sale                   $  47,007  $  54,715  $   44,146
Real estate mortgage loan sales                                 $  47,368  $  55,339  $   44,667
Net gains on the sale of real estate mortgage loans                   361        624         521
Net gains as a percent of real estate mortgage loan sales            0.76%      1.13%       1.17%

The Bank sells the majority of its fixed-rate obligations. Such loans are sold and the Bank does not retain servicing rights.

Noninterest Expense
Noninterest expense for 2000 was $12.7 million, compared to $9.4 million for 1999, and $4.8 million for 1998. The main components of noninterest expense were salaries and benefits, and occupancy and equipment expense. These items comprised approximately 73% of noninterest expenses for 2000, down slightly from approximately 74% for 1999 non-interest expense. Increases in both salary/benefit and occupancy/equipment expenses are primarily due to full year impact of five new branches, and related staffing, added in the last half of 1999. Other expense increases related to the expanded branch structure included courier services, data processing, advertising, professional service fees, postage, and telephone. The Company also became fully taxable for the Michigan Single Business Tax during 2000. This new expense was the single largest increase of expenses included in other operating expenses. SBT expense totaled $231,000 for the year 2000. Total noninterest expense for 1999 was an increase of $4.7 million, over 1998, reflecting the full year impact of six branches which were opened throughout 1998. The following table details major components of noninterest expense for the years of 2000, 1999, and 1998.

Noninterest Expense
(Dollars in thousands)
                                               Year Ended December 31
                                          --------------------------------
                                            2000        1999       1998
                                          --------------------------------

Salaries and employee benefits            $  6,865   $   5,408   $   2,726
Occupancy and equipment                      1,094         841         305
Furniture and equipment expense              1,244         777         253
Legal and professional fees                    248         135         199
Advertising                                    366         267         199
Supplies                                       348         343         233
Data processing fees                           561         401         197
Other operating expenses                     1,946       1,268         651
                                          --------------------------------
Total noninterest expense                 $ 12,672   $   9,440   $   4,763
                                          --------------------------------

Liquidity and Capital Resources

Equity Capital
The Company obtained its initial equity capital as a result of a private placement on behalf of the Bank to investors in November, 1997. The Company raised additional equity capital of $14.1 million in its initial public offering completed in April 1998. As a condition to regulatory approval of the Bank's formation, the Bank was required to maintain capitalization sufficient to provide a ratio of Tier 1 Capital to total assets of at least 8% through its third year of operations, which ended in November of 2000. Due to the rapid growth of the Bank, additional equity capital was required during 1999. In June 1999, the Company raised $14.6 million of equity capital net proceeds in an offering made to the Company's shareholders. The Company contributed $10.0 million from the proceeds of this offering to the Bank's capital, raising the Bank's Tier 1 Capital as a percent of total assets to 10.83% at June 30, 1999. At December 31, 1999, this ratio decreased to 8.59%, due to asset growth. The continuing asset growth required the Company to contribute an additional $8 million of capital to the Bank during 2000. The contributed capital came from the Company's cash reserves, as well as from borrowings arranged to provide capital flexibility. At December 31, 2000, the Bank's Tier 1 Capital was 8.90%.

The Company secured a $5 million credit facility during September 2000, to provide additional capital required to maintain the Bank at or above required regulatory capital levels. Based on continued projected asset growth, management anticipates additional capital will be required during the first half of 2001. Management will evaluate alternatives available to effectively increase capital levels such as the sale of common stock or other securities. The Company has drawn $4.0 million on the line of credit as of the end of December 2000, which was contributed to the capital of the Bank.

The following table shows various capital ratios as of December 31, 2000.

Capital Resources
(Dollar in thousands)

                                                     Tier 1    Tier 1   Total
                                                     Leverage  Capital  Risk-Based
                                                     Ratio     Ratio    Capital Ratio
                                                     --------------------------------
Minimum regulatory requirement for capital adequacy  4.0%      4.0%       8.0%
Well capitalized regulatory level                    5.0%      6.0%      10.0%
Consolidated                                         8.2%      9.1%      10.4%
Bank                                                 8.9%      9.9%      11.1%

The following table shows the amounts by which the Company's capital (on a consolidated basis) exceeds current regulatory requirements on a dollar amount basis:

Capital balances at December 31, 2000
(Dollar in thousands)

                                                                       Total
                                               Tier 1      Tier 1    Risk-Based
                                              Leverage    Capital     Capital
                                              ----------------------------------
Required regulatory capital                   $ 18,630    $ 16,849    $ 33,698
Capital in excess of regulatory minimums        19,749      21,530       9,946
                                              ----------------------------------
Actual capital balances                       $ 38,379    $ 38,379    $ 43,644
                                              ----------------------------------

The liquidity of a financial institution reflects its ability to provide funds to meet loan requests, to accommodate possible outflows of deposits and to take advantage of interest rate market opportunities. The Company's sources of liquidity include loan payments by borrowers, maturity and sales of securities available for sale, growth of deposits and deposit equivalents, federal funds sold, borrowings from the Federal Home Loan Bank, and the issuance of common stock. Liquidity management involves the ability to meet the cash flow requirements of the Company's customers. These customers may be either borrowers with credit needs or depositors wanting to withdraw funds.

Asset Liability Management and Market Risk Analysis
Asset liability management aids the Company in maintaining liquidity while maintaining a balance between interest earning assets and interest bearing liabilities. Management of interest rate sensitivity attempts to avoid widely varying net interest margins and to achieve consistent net interest income through periods of changing interest rates. Certain savings accounts and interest bearing checking accounts are shown as repricing, other than contractually, due to the stability of these products in a rate changing environment. Management monitors the Company's exposure to interest rate changes using a GAP analysis. The following table illustrates the Company's GAP position at various intervals (in thousands of dollars) at December 31, 2000.

Static Gap Analysis
(Dollars in thousands)
                                      0 to 3 Months   4 to 12 Months  1 to 5 Years     Over 5 Years      Total
                                      ---------------------------------------------------------------------------
Assets:
Loans-fixed                             $    19,219     $     34,994    $   148,603     $     25,344    $ 228,160
Loans-variable                              157,259              715         21,528            3,014      182,516
Taxable securities                            1,996           11,978         32,016                -       45,990
Tax exempt securities                             -                -              -            2,678        2,678
Other securities                                  -                -              -            2,550        2,550
Loan loss reserve                                 -                -              -                -       (5,854)
Cash & due from banks                             -                -              -                -       26,305
Fixed assets                                      -                -              -                -       12,264
Other assets                                      -                -              -                -        5,204
                                      ---------------------------------------------------------------------------
Total assets                            $   178,474     $     47,687    $   202,147     $     33,586    $ 499,813

Liabilities:
Time deposits                           $    42,591     $     60,896    $    51,434     $     33,58-    $ 154,921
Savings                                       2,637                -          7,912                -       10,549
Other interest bearing deposits              96,156                -         86,245                -      182,401
Other borrowings                             10,200                -         20,000           31,000       61,200
Noninterest bearing deposits                      -                -              -                -       50,746
Other liabilities & equity                        -                -              -                -       39,996
                                      ---------------------------------------------------------------------------
Total liabilities & equity              $   151,584     $     60,896    $   165,591     $     31,000    $ 499,813

Period gap                              $    26,890     $    (13,209)   $    36,556     $      2,586            -
Cumulative gap                          $    26,890     $     13,681    $    50,237     $     52,823            -
Cumulative gap/total assets                    5.38%            2.74%         10.05%           10.57%           -

The above table shows that total assets maturing or repricing within one year exceeds liabilities maturing within one year by $14 million. However, the repricing and cash flows of certain categories of assets and liabilities are subject to competitive and other influences that are beyond the control of the Company. As a result, certain assets and liabilities indicated as maturing or repricing within a stated period may, in fact, mature or reprice in other periods or at different volumes. Based on this analysis, management does not believe the Company would be materially impacted by changes in interest rates.

Recent Regulatory Developments
Recently enacted federal legislation (the Gramm-Leach-Bliley Act of 1999) eliminates many federal and state law barriers to affiliations among banks and other financial services providers. The legislation, which took effect March 11, 2000, establishes a statutory framework pursuant to which full affiliations can occur between banks and securities firms, insurance companies, and other financial companies. The legislation provides some degree of flexibility in structuring these new affiliations, although certain activities may only be conducted through a holding company structure. The legislation preserves the role of the Board of Governors of the Federal Reserve System as the umbrella supervisor for holding companies, but incorporates a system of functional regulation pursuant to which the various federal and state financial supervisors will continue to regulate the activities traditionally within their jurisdictions. The legislation specifies that banks may not participate in the new affiliations unless they are well-capitalized, well-managed and maintain a rating under the Community Reinvestment Act of 1977 of at least "satisfactory" among all affiliates.

At this time, the Company is unable to predict the impact this legislation may have on the Company.

Forward-Looking Statements
This report contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "may" or similar expressions. The presentation and discussion of the provision and allowance for loan losses, statements concerning future profitability or future growth or increases, are examples of inherently forward-looking statements in that they involve judgements and statements of belief as to the outcome of future events. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company and the Bank include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

Report of Independent Auditors


Board of Directors and Shareholders Macatawa
Bank Corporation
Zeeland, Michigan

We have audited the accompanying consolidated balance sheets of Macatawa Bank Corporation as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Macatawa Bank Corporation at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.

                                                 Crowe, Chizek and Company LLP
                                                 Grand Rapids, Michigan
                                                 January 24, 2001

Consolidated Balance Sheets

                                                             Year Ended December 31
                                                        --------------------------------
                                                             2000               1999
                                                        --------------------------------
Assets
   Cash and due from banks                              $    26,305,310    $  20,554,039

   Securities available for sale, at fair value              48,668,507       28,281,375
   Federal Home Loan Bank stock                               2,550,000        2,312,000

   Total loans                                              410,675,682      285,374,451
   Allowance for loan losses                                 (5,853,972)      (3,995,165)
                                                        --------------------------------
                                                            404,821,710      281,379,286

   Premises and equipment - net                              12,263,903        9,997,566
   Accrued interest receivable                                3,270,561        1,904,126
   Other assets                                               1,932,509          492,743
                                                        --------------------------------

   Total assets                                         $   499,812,500    $ 344,921,135
                                                        --------------------------------
Liabilities and Shareholders' Equity
   Deposits
        Noninterest-bearing                             $    50,746,045    $  34,384,932
        Interest-bearing                                    347,871,072      245,004,950
                                                        --------------------------------
   Total                                                    398,617,117      279,389,882
   Federal Home Loan Bank advances                           51,000,000       30,000,000
   Note payable                                               4,000,000                -
   Federal funds purchased                                    6,200,000                -
   Accrued expenses and other liabilities                     1,867,325        1,005,100
                                                        --------------------------------
   Total liabilities                                        461,684,442      310,394,982

Shareholders' equity

   Preferred stock, no par value, 500,000 shares
     authorized; no shares issued and outstanding
   Common stock, no par value, 9,500,000 shares
     authorized; 3,589,315 and 3,588,565 shares
     issued and outstanding at December 31, 2000
     and 1999, respectively                                  36,890,416       36,882,916
   Retained earnings (deficit)                                1,136,444       (1,960,810)
   Accumulated other comprehensive income (loss)                101,198         (395,953)
                                                        --------------------------------
   Total shareholders' equity                                38,128,058       34,526,153
                                                        --------------------------------

   Total liabilities and shareholders' equity           $   499,812,500    $ 344,921,135
                                                        --------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

                                                                    Year Ended December 31
                                                     ------------------------------------------------------
                                                           2000               1999                1998
                                                     ------------------------------------------------------
Interest income
   Loans, including fees                               $  31,787,360     $    18,379,300     $    5,338,963
   Securities
     Taxable                                               2,358,364           1,352,332            986,372
     Tax-exempt                                               86,216               8,910
   Other                                                     105,886             260,157            478,770
                                                     ------------------------------------------------------
     Total interest income                                34,337,826          20,000,699          6,804,105

Interest expense

   Deposits                                               15,212,821           8,698,646          3,186,309
   Other                                                   2,525,579             729,490              3,928
                                                     ------------------------------------------------------
     Total interest expense                               17,738,400           9,428,136          3,190,237
                                                     ------------------------------------------------------

Net interest income                                       16,599,426          10,572,563          3,613,868
Provision for loan losses                                 (1,931,000)         (1,967,000)        (2,022,500)
                                                     ------------------------------------------------------

Net interest income after provision for loan losses       14,668,426           8,605,563          1,591,368
Noninterest income

   Deposit service charges                                 1,143,535             660,920            157,109
   Gain on sales of loans                                    361,509             623,520            520,645
   Trust fees                                                530,726             228,588
   Other                                                      15,901              14,970              5,628
                                                     ------------------------------------------------------
     Total noninterest income                              2,051,671           1,527,998            683,382

Noninterest expense

   Salaries and benefits                                   6,864,909           5,408,024          2,726,885
   Occupancy expense of premises                           1,093,823             841,252            305,214
   Furniture and equipment expense                         1,244,066             777,249            253,074
   Legal and professional fees                               248,147             134,993            198,890
   Advertising                                               365,759             266,917            198,826
   Supplies                                                  348,034             342,979            232,835
   Data processing fees                                      560,702             400,591            196,665
   Other expense                                           1,946,888           1,268,290            650,912
                                                     ------------------------------------------------------
     Total noninterest expenses                           12,672,328           9,440,295          4,763,301
                                                     ------------------------------------------------------

Income (loss) before income tax expense                    4,047,769             693,266         (2,488,551)
Income tax expense                                           699,263                   0
                                                     ------------------------------------------------------

Net income (loss)                                      $   3,348,506     $       693,266     $   (2,488,551)
                                                     ------------------------------------------------------

Basic and diluted earnings (loss) per share            $         .93     $           .22     $        (1.22)
                                                     ------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

                                                                   Years Ended December 31, 2000, 1999 and 1998
                                                          ---------------------------------------------------------------
                                                                                             Accumulated
                                                                                Retained           Other            Total
                                                                  Common        Earnings   Comprehensive    Shareholders'
                                                                   Stock       (Deficit)   Income (Loss)           Equity
                                                          ---------------------------------------------------------------
Balance, January 1, 1998                                  $    8,137,268    $  (165,525)      $      264     $  7,972,007

Net loss                                                               -     (2,488,551)               -       (2,488,551)

Other comprehensive income (loss):
   Net change in unrealized appreciation on securities
   available for sale, net of tax of $2,346                            -              -            4,554            4,554
                                                                                                             ------------
   Comprehensive loss                                                  -              -                -       (2,483,997)

Proceeds from sale of 1,495,000 shares
of common stock on April 7, 1998                              14,123,378              -                -       14,123,378
-------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                                    22,260,646     (2,654,076)           4,818       19,611,388

Net income                                                             -        693,266                -          693,266
Other comprehensive income (loss):
   Net change in unrealized depreciation on securities
   available for sale, net of tax of ($206,457)                        -              -         (400,771)        (400,771)
                                                                                                             ------------
   Comprehensive income                                                                                           292,495

Proceeds from sale of 1,153,440 shares
of common stock on June 4, 1999                               14,622,270              -                -       14,622,270
-------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999                                    36,882,916     (1,960,810)        (395,953)      34,526,153

Net income                                                             -      3,348,506                -        3,348,506
Other comprehensive income (loss):
   Net change in unrealized depreciation on securities
   available for sale, net of tax of $256,108                          -              -          497,151          497,151
                                                                                                             ------------
   Comprehensive income                                                -              -                -        3,845,657

Common stock issued upon exercise of stock options
on November 2, 2000 (750 shares)                                   7,500              -                -            7,500

Cash dividends at $.07 per share                                       -       (251,252)               -         (251,252)
-------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2000                                $   36,890,416    $ 1,136,444       $  101,198     $ 38,128,058
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                             Year Ended December 31
                                                          -----------------------------------------------------------
                                                                   2000                      1999                1998
                                                          -----------------------------------------------------------
Cash flows from operating activities
   Net income (loss)                                      $   3,348,506        $          693,266   $      (2,488,551)
   Adjustments to reconcile net income (loss)
   to net cash from operating activities
     Depreciation and amortization (accretion)                1,232,386                   736,691             271,458
     Provision for loan losses                                1,931,000                 1,967,000           2,022,500
     Origination of loans for sale                          (47,006,979)              (54,714,982)        (44,146,300)
     Proceeds from sales of loans
     originated for sale                                     47,368,488                55,338,502          44,666,945
     Gain on sales of loans                                    (361,509)                 (623,520)           (520,645)
   Net change in
     Organizational costs                                             -                         -              66,139
     Accrued interest receivable and
     and other assets                                        (3,010,176)               (1,106,688)         (1,221,658)
     Accrued expenses and other liabilities                     810,092                   582,948             588,301
                                                          -----------------------------------------------------------
   Net cash from operating activities                         4,311,808                 2,873,217            (761,811)

Cash flows from investing activities
   Loan originations and payments, net                     (125,373,424)             (147,494,026)       (137,384,556)
   Purchase of FHLB stock                                      (238,000)               (2,312,000)                  -
   Activity in securities available for sale
     Purchases                                              (19,598,460)              (16,879,381)        (29,000,000)
     Maturities                                                       -                15,000,000           4,000,000
   Additions to premises and equipment                       (3,534,136)               (3,610,425)         (6,715,406)
                                                          -----------------------------------------------------------
   Net cash from investing activities                      (148,744,020)             (155,295,832)       (169,099,962)

Cash flows from financing activities
   Net increase (decrease)
   in short-term borrowings                                   6,200,000                (2,000,000)          2,000,000
   Proceeds from note payable                                 4,000,000                         -                   -
   Proceeds from FHLB advances                               56,000,000                51,000,000                   -
   Repayments on FHLB advances                              (35,000,000)              (21,000,000)                  -
   Net increase in deposits                                 119,227,235               112,401,207         164,276,452
   Cash dividends paid                                         (251,252)                        -                   -
   Proceeds from the issuance of common stock                     7,500                14,622,270          14,123,378
                                                          -----------------------------------------------------------
   Net cash from financing activities                       150,183,483               155,023,477         180,399,830
                                                          -----------------------------------------------------------

Net change in cash and cash equivalents                       5,751,271                 2,600,862          10,538,057

Beginning cash and cash equivalents                          20,554,039                17,953,177           7,415,120
                                                          -----------------------------------------------------------

Ending cash and cash equivalents                          $  26,305,310        $       20,554,039   $      17,953,177
                                                          -----------------------------------------------------------

Supplemental disclosures of cash flow information
   Cash paid during the period for interest               $  17,099,894        $        9,212,595   $       2,725,880
   Income taxes                                           $   1,975,000                         -                   -

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies
Nature of Operations
Macatawa Bank Corporation (the "Company") became the bank holding company for Macatawa Bank (the "Bank") on February 23, 1998, when all of the Bank's outstanding common stock (817,500 shares) was converted into all of the outstanding common stock of the Company (940,125 shares) and all of the Bank's shareholders became all of the Company's shareholders. The exchange ratio in the conversion was 1.15 shares of Company common stock for each share of Bank common stock. The Bank's common stock had been issued to its shareholders as of November 7, 1997 as a result of a private offering of the Bank's common stock at a price of $10 per share or a total of $8,175,000. As this was essentially an internal reorganization, the consolidated financial statements are presented by including operations of the Company and Bank for all periods presented. Further share and per share data has been adjusted for the conversion ratio of 1.15 shares of Company stock for one share of Bank stock.

Macatawa Bank Corporation is a regional, community-based financial institution, located in Zeeland, Michigan. The Bank's primary services include accepting deposits and making commercial, mortgage and installment loans in the Michigan counties of Allegan, Ottawa, and Kent. The Bank also operates a Trust Department which provides fiduciary, investment, and other related services. The Bank commenced its application process on May 21, 1997, completed its common stock sale on November 7, 1997 and opened for operations on November 25, 1997 after several months of work by incorporators and employees in preparing applications with the various regulatory agencies and obtaining insurance and building space. The costs associated with the organization of the Company are included in the 1998 income statement.

The Company completed an underwritten initial public offering of common stock on April 7, 1998, which resulted in net proceeds to the Company of $14,123,378. On April 30, 1999, the Company had another common stock offering and sold 1,153,440 shares, raising $14,622,270.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Macatawa Bank, after elimination of intercompany accounts and transactions.

Use of Estimates
To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, and the fair values of financial instruments are particularly subject to change.

Concentration of Credit Risk
Loans are granted to, and deposits are obtained from, customers primarily in the Western Michigan area as described above. Substantially all loans are secured by specific items of collateral, including residential real estate, commercial real estate, commercial assets, and consumer assets. Other financial instruments, which potentially subject the Company to concentrations of credit risk, include deposit accounts in other financial institutions.

Cash Flow Reporting
Cash and cash equivalents include cash on hand, demand deposits with other financial institutions, and short-term securities (securities with maturities of equal to or less than 90 days and federal funds sold). Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions, and short-term borrowings with maturities of 90 days or less.

Securities
Securities available for sale consist of those securities which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported in other comprehensive income.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans
Loans are reported at the principal balance outstanding, net of the allowance for loan losses, and charge-offs. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. While the Company does sell loans on the secondary market, there were no loans held for sale at December 31, 2000 or 1999. Loans are sold servicing released, therefore no mortgage servicing right assets are established. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses
The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and recoveries, and decreased by charge-offs. Management estimates the allowance balance required based on known and inherent risks in the portfolio, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in aggregate for smaller-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification.

Foreclosed Assets
Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. The Bank held no foreclosed assets at December 31, 2000 or 1999.

Premises and Equipment
Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the respective assets. Maintenance, repairs, and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized. These assets are reviewed for impairment under SFAS No. 121 when events indicate the carrying amount may not be recoverable.

Stock Compensation
Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options granted, using an option pricing model to estimate fair value.

Income Taxes
Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Fair Values of Financial Instruments
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on-and-off balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Earnings (Loss) Per Share
Basic earnings (loss) per share is net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income (Loss)
Comprehensive income (loss) consists of net income (loss) and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, net of tax.

Segment Reporting
The Company, through the branch network of the Bank, provides a broad range of financial services to individuals and companies in Western Michigan. These services include demand, time and savings deposits, lending, ATM processing, cash management, and trust services. While the Company's chief decision makers monitor the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

New Accounting Pronouncements
Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedges item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard on January 1, 2001 did not have a material effect.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction
Banking regulations require the maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders.

Reclassifications
Certain amounts on the 1999 and 1998 consolidated financial statements have been reclassified to conform with the 2000 presentation.

Note 2 - Cash and Due from Banks
The Company was required to have $5,120,000 and $2,597,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year end 2000 and 1999. These balances do not earn interest.

Note 3 - Securities
The amortized cost and fair values of securities at year-end were as follows:

                                                         Available for Sale
                                     ---------------------------------------------------------
                                                           Gross           Gross
                                       Amortized      Unrealized      Unrealized          Fair
                                            Cost           Gains          Losses        Values
                                     ---------------------------------------------------------
2000
   U.S. Treasury securities and
   obligations of U.S. Government
   corporations and agencies         $45,927,221      $  191,469    $   (128,090)  $45,990,600
                                     ---------------------------------------------------------
   State and municipal bonds           2,587,955          89,952               -     2,677,907
                                     ---------------------------------------------------------
                                     $48,515,176      $  281,421    $   (128,090)  $48,668,507
                                     ---------------------------------------------------------

1999
   U.S. Treasury securities and
   obligations of U.S. Government
   corporations and agencies         $27,925,926      $        -    $   (589,036)  $27,336,890
                                     ---------------------------------------------------------
   State and municipal bonds             955,377             852         (11,744)      944,485
                                     ---------------------------------------------------------
                                     $28,881,303      $      852    $   (600,780)  $28,281,375
                                     ---------------------------------------------------------

Contractual maturities of debt securities at year end 2000 were as follows:

                                                                      Available for Sale
                                                                 -----------------------------
                                                                     Amortized            Fair
                                                                          Cost           Value
                                                                 -----------------------------
                                     Due in one year or less     $  13,976,222  $   13,973,980
                                     Due from one to five years     31,950,999      32,016,620
                                     Due from five to ten years        415,322         430,440
                                     Due after ten years             2,172,633       2,247,467
                                                                 -----------------------------
                                                                 $  48,515,176  $   48,668,507
                                                                 -----------------------------

At December 31, 2000 and 1999, securities with a book value of approximately $1,000,000 and $1,500,000, respectively, were pledged as security for public deposits and for other purposes required or permitted by law.

There were no sales of securities for the years ended December 31, 2000, 1999, and 1998. In addition, $45,000,000 and $26,000,000 of the securities at year-end 2000 and 1999 were used as collateral for advances from the Federal Home Loan Bank.

Note 4 - Loans
Year-end loans are as follows:

                                                                          2000            1999
                                                                 -----------------------------
                                     Commercial                  $ 293,541,257   $ 201,391,721
                                     Mortgage                       60,822,360      44,734,529
                                     Consumer                       56,312,065      39,248,201
                                                                 -----------------------------
                                                                 $ 410,675,682   $ 285,374,451
                                                                 -----------------------------

Activity in the allowance for loan losses is as follows:

                                                    2000          1999         1998
                                            ---------------------------------------
Beginning balance                           $  3,995,165  $  2,030,000  $ 2,037,500
   Provision charged to operating expense      1,931,000     1,967,000    2,022,500
   Loans charged-off                             (87,292)       (5,538)           -
   Recoveries                                     15,099         3,703            -
                                            ---------------------------------------
Ending balance                              $  5,853,972  $  3,995,165  $ 2,030,000
                                            ---------------------------------------

Impaired loans were as follows:

                                                                     2000      1999
                                                             ----------------------
Year-end loans with no allocated allowance for loan losses   $  1,393,223         -
Year-end loans with allocated allowance for loan losses           231,247         -
Total                                                        $  1,624,470         -
                                                             ----------------------
                                                             $     92,560         -
                                                             ----------------------

Amount of the allowance for loan losses allocated

                                                             2000     1999     1998
                                                     ------------------------------
Average of impaired loans during the year            $    471,776        -        -
Interest income recognized during impairment               33,270        -        -
Cash-basis interest income recognized                      27,042        -        -

Note 5 - Premises and Equipment - Net
Year-end premises and equipment are as follows:

                                                              2000             1999
                                                     ------------------------------
                    Land                             $   1,859,218   $    1,574,218
                    Building                             5,886,157        3,825,001
                    Leasehold improvements               1,048,559        1,090,251
                    Furniture and equipment              5,706,522        4,516,473
                                                        14,500,456       11,005,943
                                                     ------------------------------
                       Less accumulated depreciation    (2,236,553)      (1,008,377)
                                                     ------------------------------
                                                     $  12,263,903   $    9,997,566
                                                     ------------------------------

Depreciation expense was $1,267,801, $738,616, and $271,458 for 2000, 1999, and
1998.

The Bank leases certain office and branch premises and equipment under operating lease agreements. Total rental expense for all operating leases aggregated $243,640 in 2000, $305,516 in 1999 and $117,886 in 1998. Future minimum rentals under noncancelable operating leases as of December 31, 2000 are as follows:

                                             2001                       $   228,216
                                             2002                           170,984
                                             2003                            58,325
                                             2004                            17,925
                                             2005                                 -
                                                                        -----------
                                                                        $   475,450
                                                                        -----------

Note 6 - Deposits
Deposits at year-end are summarized as follows:

                                                                           2000           1999
                                                                  ----------------------------
                                    Noninterest-bearing demand    $  50,746,045 $   34,384,932
                                    Money Market                    125,427,738    100,772,584
                                    NOW and Super NOW                56,973,193     43,237,004
                                    Savings                          10,548,694      7,421,892
                                    Certificates of deposit         154,921,447     93,573,470
                                                                  ----------------------------
                                                                  $ 398,617,117 $  279,389,882
                                                                  ----------------------------

At year-end 2000, maturities of certificates of deposits were as follows, for the next five years:

                                                  2001                          $  103,503,373
                                                  2002                              47,771,790
                                                  2003                               2,438,186
                                                  2004                                 300,000
                                                  2005                                 905,829

The Bank had approximately $83,855,000 and $50,179,000 in time certificates of deposit, which were in denominations of $100,000 or more at December 31, 2000 and 1999.

Brokered deposits totaled approximately $16,338,000 and $6,365,000 at year-end 2000 and 1999. At year-end 2000, brokered deposits had interest rates ranging from 5.65% to 7.30% and maturities ranging from one month to three years.

Note 7 - Federal Home Loan Bank Advances

At year-end, advances from the Federal Home Loan Bank were as follows:

                                                                           2000           1999
                                                                  ----------------------------
Maturities from April 2002 through December 2010, fixed rate
from 5.48% to 6.68%, averaging 5.94%                              $  51,000,000  $  15,000,000
Maturities from March 2000 through June 2000,
variable rates of 4.05%                                                       -     15,000,000
                                                                  ----------------------------
                                                                  $  51,000,000  $  30,000,000
                                                                  ----------------------------

Each advance is payable at its maturity date, with a prepayment penalty. The advances were collateralized by securities totaling $45,000,000 and $26,000,000 and first mortgage loans totaling $50,000,000 and $47,000,000 under a blanket lien arrangement at year-end 2000 and 1999.

Maturities over the next five years are:

                                                  2001                           $           -
                                                  2002                               3,000,000
                                                  2003                               3,000,000
                                                  2004                               4,000,000
                                                  2005                              10,000,000

Note 8 - Other Borrowings
The Company secured a $5,000,000 credit facility during September 2000 to provide additional capital to maintain the Bank at or above the 8% required regulatory capital. Maturity dates and interest rates on advances of this credit facility are as follows:

                                          Maturity Date        Interest Rate     December 31, 2000
                                        ----------------------------------------------------------
                                          March 29, 2001       8.26% (fixed)     $       1,000,000
                                        January 26, 2001       8.15% (fixed)             3,000,000
                                                                                 -----------------
                                                                                 $       4,000,000
                                                                                 -----------------

These borrowings are secured with 228,155 shares of common stock of Macatawa Bank.

Note 9 - Related Party Transactions
Loans to principal officers, directors, and their affiliates in 2000 were as follows:

                                        Beginning balance                        $       9,466,663
                                        New loans                                       12,576,849
                                        Repayments                                      (7,804,967)
                                                                                 -----------------
                                        Ending balance                           $      14,238,545
                                                                                 -----------------

Deposits from principal officers, directors, and their affiliates at year-end 2000 and 1999 were $5,397,000 and $3,183,000.

Note 10 - Stock Options
Options to buy stock are granted to officers and employees under the Employee Stock Option Plan (the Employees' Plan), which provides for issue of up to 200,000 options. Options are also granted to directors under the Directors' Stock Option Plan (the Directors' Plan), which provides for issue of up to 40,000 options. Exercise price is the market price at the date of grant for both plans. The maximum option term is ten years with options vesting over a one-year period for both the Employees' Plan and the Directors' Plan.

A summary of the activity in the plans is as follows:

                                                                                          Weighted
                                                                        Options            Average
                                                                    Outstanding     Exercise Price
                                                                    ------------------------------
                  Balance at December 31, 1997                                -    $             -
                  Granted                                               123,600              12.92
                  Exercised                                                   -                  -
                  Forfeited                                                (100)             10.00
                                                                    ------------------------------
                  Balance at December 31, 1998                          123,500              12.83
                  Granted                                                21,000              14.16
                  Exercised                                                   -                  -
                  Forfeited                                              (4,200)             14.46
                                                                    ------------------------------
                  Balance at December 31, 1999                          140,300              13.06
                  Granted                                                23,600              12.65
                  Exercised                                                (750)             10.00
                  Forfeited                                                   -                  -
                                                                    ------------------------------
                  Balance at December 31, 2000                          163,150    $         13.02
                                                                    ------------------------------

For the options outstanding at December 31, 2000, the range of exercise prices was $10.00 to $16.50 per share with a weighted average remaining contractual life of 7.99 years. At December 31, 2000, 139,550 options were exercisable at a weighted average price of $13.08 per share.

No compensation cost was recognized during 2000, 1999, or 1998. Had compensation cost for stock options been measured using FASB Statement No. 123, net income
(loss) and basic income (loss) per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

                                                                                2000        1999         1998
                                                                          ------------------------------------
Net income (loss) as reported                                             $3,348,506   $ 693,266  $(2,488,551)
Pro forma net income (loss)                                                3,279,620     345,987   (2,752,080)

Basic earnings (loss) per share as reported                                      .93         .22        (1.22)
Pro forma basic earnings (loss) per share                                        .91         .11        (1.35)

Diluted earnings (loss) per share as reported                                    .93         .22        (1.22)
Pro forma diluted earnings (loss) per share                                      .91         .11        (1.35)

Weighted-average fair value of options granted during the year                  3.82        5.19         4.74

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.


                                                    2000       1999       1998
                                                 -----------------------------
Risk-free interest rate                            5.26%      6.55%      4.72%
Expected option life                             7 years   7 years    7 years
Expected stock price volatility                   26.87%     17.29%      8.46%
Dividend yield                                     2.00%      0.00%      0.00%


Note 11 - Employee Benefits
The Company established a 401(k) plan in January 1999 covering substantially all employees. Employees may elect to contribute to the plan from 1% to 15% of their salary subject to statutory limitations. The Company makes matching contributions equal to 100% of the first 3% of employee contributions. The Company's contribution for the years ended December 31, 2000 and 1999 were approximately $142,000 and $114,000.

Note 12 - Earnings Per Share
A reconciliation of the numerators and denominators of basic and diluted earnings per share for the years ended December 31, 2000, 1999, and 1998 are as follows:

                                                         2000           1999             1998
                                                 ---------------------------------------------
Basic earnings (loss) per share
   Net income (loss)                             $  3,348,506   $    693,266    $  (2,488,551)
                                                 ---------------------------------------------
   Weighted average common shares
   common shares outstanding                        3,588,686      3,101,908        2,041,920
                                                 ---------------------------------------------
   Basic earnings (loss) per share               $        .93   $        .22    $       (1.22)
                                                 ---------------------------------------------
Diluted earnings (loss) per share
   Net income (loss)                             $  3,348,506   $    693,266    $  (2,488,551)
                                                 ---------------------------------------------
   Weighted average
   common shares outstanding                        3,588,686      3,101,908        2,041,920
   Add: Dilutive effects of assumed
        exercises of stock options                     14,276         21,029                -
                                                 ---------------------------------------------
   Weighted average common and dilutive
   potential common shares outstanding              3,602,962      3,122,937        2,041,920
                                                 ---------------------------------------------
Diluted earnings (loss) per share                $        .93   $        .22    $       (1.22)
                                                 =============================================

Stock options for 76,000, 57,000, and 123,500 shares of common stock were not considered in computing diluted earnings (loss) per common share for 2000, 1999, and 1998 because they were antidilutive.

Note 13 - Federal Income Taxes
The consolidated provision for income taxes is as follows:

                                                           2000        1999         1998
                                                 ----------------------------------------
Current                                          $   1,888,945  $   415,439   $       --
Deferred benefit                                      (533,852)    (173,533)    (841,530)
Change in valuation allowance                         (655,830)    (241,906)     841,530
                                                 ----------------------------------------
                                                 $     699,263  $         0   $        0
                                                 ========================================

The recorded consolidated income tax provision in 2000, 1999, and 1998 differs from that computed by multiplying pre-tax income by the statutory federal income tax rates due to the valuation allowance, tax-exempt interest income, and nondeductible expenses.

The net deferred tax asset recorded includes the following amounts of deferred tax assets and liabilities as of December 31, 2000 and 1999:

                                                                       2000            1999
                                                                ----------------------------
Deferred tax asset
   Allowance for loan losses                                    $ 1,828,849   $   1,198,530
   Unrealized loss on securities available for sale                       -         203,975
   Organization costs                                                13,857          34,098
   Other                                                             16,304           3,798
                                                                ----------------------------
                                                                  1,859,010       1,440,401
Deferred tax liabilities
   Depreciation                                                    (296,851)       (221,056)
   Unrealized gain on securities available for sale                 (52,133)              -
   Accretion                                                        (12,937)              -
                                                                ----------------------------
                                                                   (361,921)       (221,056)
                                                                ----------------------------
Net deferred tax asset before valuation allowance                 1,497,089       1,219,345
Valuation allowance                                                       -        (655,830)
                                                                ----------------------------
Net deferred tax asset after valuation allowance                $ 1,497,089   $     563,515
                                                                ============================

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. Management has determined that no valuation allowance is required for 2000 and that a valuation allowance of $655,830 was required for 1999.

Note 14 - Commitments and Off-Balance-Sheet Risk
Some financial instruments are used to meet customer financing needs and to reduce exposure to interest rate changes. These financial instruments include commitments to extend credit and standby letters of credit. These involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment, and generally have fixed expiration dates. Standby letters of credit are conditional commitments to guarantee a customer's performance to a third party. Exposure to credit loss if the other party does not perform is represented by the contractual amount for commitments to extend credit and standby letters of credit. Collateral or other security is normally not obtained for these financial instruments prior to their use, and many of the commitments are expected to expire without being used.

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk at year-end follows:

                                                                     2000              1999
                                                           --------------------------------
Commitments to make loans                                  $   53,068,000    $   14,973,000
Unused lines of credit and letters of credit                  142,817,000       102,763,000

Approximately 50% of the Bank's commitments to make loans are at fixed rates, offered at current market rates. The majority of the variable rate commitments noted above are tied to prime and expire within 30 days. The majority of the unused lines of credit are at variable rates tied to prime.

The Bank conducts substantially all of its business operations in Western Michigan.

Note 15 - Regulatory Matters
The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At year-end, actual capital levels (in thousands) and minimum required levels were:

                                                                                                         To Be Well
                                                                              Minimum Required        Capitalized Under
                                                                                 For Capital          Prompt Corrective
                                                          Actual              Adequacy Purposes       Action Regulations
                                                ------------------------------------------------------------------------
                                                   Amount       Ratio      Amount           Ratio    Amount        Ratio
                                                ------------------------------------------------------------------------
2000
Total capital (to risk weighted assets)
    Consolidated                                $     43,644     10.4%    $  33,698          8.0%   $ 42,123        10.0%
    Bank                                              46,820     11.1        33,648          8.0      42,059        10.0
Tier 1 capital (to risk weighted assets)
    Consolidated                                      38,379      9.1        16,849          4.0      25,274         6.0
    Bank                                              41,563      9.9        16,824          4.0      25,236         6.0
Tier 1 capital (to average assets)
    Consolidated                                      38,379      8.2        18,630          4.0      23,288         5.0
    Bank                                              41,563      8.9        18,624          4.0      23,280         5.0
1999
Total capital (to risk weighted assets)
    Consolidated                                $     38,358     14.0%    $  21,989          8.0%   $ 27,489        10.0%
    Bank                                              33,463     12.2        21,992          8.0      27,491        10.0
Tier 1 capital (to risk weighted assets)
    Consolidated                                      34,922     12.7        10,994          4.0      16,491         6.0
    Bank                                              30,027     10.9        10,996          4.0      16,494         6.0
Tier 1 capital (to average assets)
    Consolidated                                      34,922     10.8        12,940          4.0      16,175         5.0
    Bank                                              30,027      9.4        12,811          4.0      16,014         5.0

The Company and the Bank were categorized as well capitalized at year-end 2000 and 1999.

Banking regulations limit capital distributions. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At year-end 2000, approximately $3,434,000 is available to pay dividends to the holding company.

Note 16 - Fair Values of Financial Instruments
Carrying amount and estimated fair values of financial instruments were as follows at year-end.

                                                                2000                         1999
                                               ----------------------------------------------------------------
                                                      Carrying         Fair         Carrying            Fair
                                                        Amount         Value          Amount           Value
                                               ----------------------------------------------------------------
Financial assets
   Cash and cash equivalents                   $    26,305,310   $  26,305,310   $ 20,554,039   $    20,554,039
   Securities available for sale                    48,668,507      48,668,507     28,281,375        28,281,375
   Federal Home Loan Bank stock                      2,550,000       2,550,000      2,312,000         2,312,000
   Loans, net                                      404,821,710     399,462,680    281,379,286       279,901,275
   Accrued interest receivable                       3,270,561       3,270,561      1,904,126         1,904,126
Financial liabilities
   Deposits                                       (398,617,117)   (398,755,454)  (279,389,882)     (279,506,286)
   Note payable                                     (4,000,000)     (4,000,000)             -                 -
   Federal funds purchased                          (6,200,000)     (6,200,000)             -                 -
   Federal Home Loan Bank advances                 (51,000,000)    (52,345,922)   (30,000,000)      (29,910,492)
   Accrued interest payable                         (1,326,715)     (1,326,715)      (684,803)         (684,803)

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, short-term borrowings, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans, deposits, and borrowings and for variable rate loans, deposits, and borrowings with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk.

Note 17 - Condensed Financial Statements (Parent Company Only)
Following are condensed parent company only financial statements:

Condensed Balance Sheets

                                                              Year Ended December 31
                                                        -------------------------------
                                                              2000              1999
                                                        -------------------------------
Assets
Cash and cash equivalents                               $      422,767   $    4,894,668
Investment in subsidiary                                    41,562,958       29,631,485
Other Assets                                                   145,737                -
                                                        -------------------------------
Total assets                                            $   42,131,462   $   34,526,153
                                                        ===============================

Liabilities And Shareholders' Equity
Other borrowings                                        $    4,000,000   $            -
Other liabilities                                                3,404                -
                                                        --------------
Total liabilities                                            4,003,404                -
Shareholders' equity
Common stock                                                36,890,416       36,882,916
Retained earnings (deficit)                                  1,136,444       (1,960,810)
Accumulated other comprehensive income (loss)                  101,198         (395,953)
                                                        -------------------------------
Total shareholders' equity                                  38,128,058       34,526,153
                                                        -------------------------------

Total liabilities and shareholders' equity              $   42,131,462   $   34,526,153
                                                        ===============================

Condensed Statements of Income

                                                                                               Period from
                                                                                          February 23, 1998
                                                                                        (Date of Inception)
                                                                                                   Through
                                                            Year Ended December 31             December 31
                                                          -------------------------------------------------
                                                              2000            1999                     1998
                                                          -------------------------------------------------
Expenses
Other operating expenses                                  $   231,552       $   142,245         $    54,840
                                                          -------------------------------------------------

Loss before income tax and equity                            (231,552)         (142,245)            (54,840)
in undistributed net loss of subsidiaries
Equity in undistributed net income (loss) of subsidiary     3,434,321           835,511          (2,185,393)
                                                          -------------------------------------------------

Income (loss) before income tax                             3,202,769           693,266          (2,240,233)
Federal income tax expense (benefit)                         (145,737)               --                  --
                                                          -------------------------------------------------
Net income (loss)                                         $ 3,348,506       $   693,266         $ 2,240,233
                                                          -------------------------------------------------

Condensed Statements of Cash Flows



                                                                                                  Period from
                                                                                            February 23, 1998
                                                                                          (Date of Inception)
                                                                                                     Through
                                                          Year Ended December 31                 December 31
                                                          ---------------------------------------------------
                                                              2000             1999                      1998
                                                          ---------------------------------------------------
Cash flows from operating activities

Net income (loss)                                         $  3,348,506   $    693,266            $ (2,240,233)
Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Equity in undistributed net (income) loss of subsidiary     (3,434,321)      (835,511)              2,185,393
Increase in other assets                                      (145,738)            --                      --
Increase in other liabilities                                    3,404             --                      --
                                                          ---------------------------------------------------
Net cash from operating activities                            (228,149)      (142,245)                (54,840)

Cash flows from investing activities
Investment in subsidiary                                    (8,000,000)   (10,500,000)            (13,153,895)
                                                          ---------------------------------------------------
Net cash from investing activities                          (8,000,000)   (10,500,000)            (13,153,895)

Cash flows from financing activities
Other borrowings                                             4,000,000             --                      --
Proceeds from issuance of common stock                           7,500     14,622,270              14,123,378
Dividends paid                                                (251,252)            --                      --
                                                          ----------------------------------------------------

Net cash from financing activities                           3,756,248     14,622,270              14,123,378
                                                          -----------------------------------------------------

Net change in cash and cash equivalents                     (4,471,901)     3,980,025                 914,643

Cash and cash equivalents at beginning of period             4,894,668       9,14,643                      --
                                                          ---------------------------------------------------

Cash and cash equivalents at end of period                $    422,767   $  4,894,668            $    914,643
                                                          ---------------------------------------------------
Noncash transaction related to origination of
   holding company in 1998
Investment in subsidiary                                  $         --             --            $ (7,723,689)
Common stock                                                        --             --               8,137,268
Retained deficit                                                    --             --                (413,843)
Accumulated other comprehensive income                              --             --                     264

Note 18 - Quarterly Financial Data (unaudited)


                            Interest        Net Interest        Net Income      Earnings (Loss)  per Share
                             Income             Income            (Loss)        Basic        Fully Diluted
                      ------------------------------------------------------------------------------------
2000
First quarter          $ 7,105,931         $ 3,537,225   $  526,613              $  .15     $     .15
Second quarter           8,367,591           4,079,025      823,324                 .23           .23
Third quarter            9,026,075           4,318,391      947,116                 .26           .26
Fourth quarter           9,838,229           4,664,785    1,051,453                 .29           .29

1999
First quarter          $ 3,635,152         $ 1,883,465   $  (77,110)             $ (.03)    $    (.03)
Second quarter           4,663,222           2,471,316       44,116                 .02           .02
Third quarter            5,475,441           2,925,651      301,171                 .08           .08
Fourth quarter           6,226,884           3,292,131      425,089                 .12           .12

Board of Directors of Macatawa Bank




                            [PICTURES APPEARS HERE]




Benj. A. Smith III (1.)
Chairman and CEO
Macatawa Bank Corporation President
Smith & Associates

Philip J. Koning (1.)
President and CEO Macatawa
Bank

James L. Batts
Vice Chairman
Belfry Development Corporation

G. Thomas Boylan (1.)
President
Light Metals Corporation

Jessie F. Dalman
Former Representative Michigan
House of Representatives

Robert Den Herder (1.)
Business Consultant, Investor
Former President, Uniform Color Company

Wayne J. Elhart
President
Elhart Pontiac GMC Jeep
Vice President Elhart Dodge
Nissan

James L. Jurries
President
Jurries Capital Management, Inc.

John F. Koetje (1.)
Partner
John F. Koetje and Associates

(1.) Also serve as director of Macatawa Bank Corporation

Macatawa Bank Management Team
Philip J. Koning
President and Chief Executive Officer

Ray D. Tooker
Senior Vice President - Loan Administration

Steven L. Germond
Vice President - Chief Financial Officer

Richard D. Wieringa
Vice President - Commercial Loans

Vicki K. DenBoer
Vice President - Consumer Loans

Alan K. Yamaoka
Vice President - Mortgage Loans

Jill A. Walcott
Vice President - Branch Administration

Colette S. Neumann
Vice President - Controller and Operations

Linda Elenbaas
Vice President - Operations and Technology

Marcia Cross - Human Resources

Sandy Tanis - Trust Operations

Macatawa Bank Branch Locations
Allendale
6299 Lake Michigan Drive - 616.895.9892

Douglas
132 South Washington - 616.857.8398

Hamilton
4758 136th Avenue - 616.751.2505

Holland
139 East 8th Street - 616.820.1320
701 Maple Avenue - 616.820.1330
489 Butternut Drive - 616.786.9555
699 East 16th Street - 616.393.8527
20 E. Lakewood Boulevard - 616.594.2100

Hudsonville
5215 Cherry Avenue - 616.379.1375

Jenison
2020 Baldwin Street - 616.662.5419

Zeeland
51 East Main - 616.748.9491
41 North State Street - 616.748.9847

Wyoming
1760 44th Street SW, 2-B - 616.531.0051

Administrative Offices
348 South Waverly Road, 2-C
Holland - 616.820.1444

Trust Department
106 East 8th Street
Holland - 616.820.1350

Commercial Lending Center
348 South Waverly Road,
2-D Holland - 616.820.1438

Retail Lending Center
348 South Waverly Road,
2-A Holland - 616.393.0583

Quarterly Stock Price Information

The Company's common stock has been quoted on the Nasdaq SmallCap Market since December 27, 1999. From the completion of the Company's initial public offering in April 1998 through December 27, 1999, the Company's common stock was quoted on the OTC Bulletin Board. High and low bid prices (as reported on the OTC Bulletin Board) and high and low sales prices (as reported on the Nasdaq SmallCap Market) for each quarter for the years ended December 31, 2000 and 1999, are as follows:

                                 2000               1999
                            -----------------------------------
                             High     Low      High      Low
                            -----------------------------------
Quarter
First Quarter               $15.50  $13.13    $17.00    $14.75
Second Quarter              $13.88  $11.50    $15.50    $13.50
Third Quarter               $13.25  $10.63    $15.50    $14.00
Fourth Quarter              $14.00  $11.00    $16.00    $13.00

For the period during which the common stock was quoted on the OTC Bulletin Board, the quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions and do not include intra-day highs and lows. On February 28, 2001 there were approximately 658 owners of record and, in addition, approximately 1,809 beneficial owners of the Company's common stock.

The Company declared its first cash dividend during the fourth quarter of 2000. The dividend amount was $.07 per share, and was paid December 29, 2000.

Shareholder Information
Administrative Offices                              Transfer Agent
348 South Waverly Road                              Registrar and Transfer Company
Holland, MI 49423                                   10 Commerce Drive
616-820-1444                                        Cranford, New Jersey 07016-3572
                                                    1.800.368.5948
                                                    E-mail Info@RTCo.com
Annual Meeting                                      Internet www.RTCO.com
Ridgepoint Community Church
340 104th Avenue
Holland, MI 49423                                   General Counsel
Date: April 19, 2001                                Varnum, Riddering, Schmidt & Howlett LLP
Time: 10:00 a.m.
                                                    Independent Auditor
Investor Relations and Form 10-K                    Crowe, Chizek and Company LLP
Questions regarding corporate earnings releases,
financial information, and other investor           Online Information For the
data should be addressed to:                        most current News releases
Macatawa Bank                                       and Macatawa Bank
348 South Waverly Road                              Corporation financial
Holland, MI 49423                                   reports and product
616-820-1435                                        information, visit our
                                                    Website at
                                                    www.macatawabank.com