Form 10-K, Exhibit 13
period 2002-12-31
MACATAWA BANK CORP
filed 2003-03-21
CIK 1053584

Exhibit 13.1

Financial Information                                                         27

Selected Consolidated Financial Data                                          28

Quarterly Financial Data                                                      29

Management's Discussion and Analysis                                          30

Report of Independent Auditors                                                44

Consolidated Financial Statements                                             45

Notes to Consolidated Financial Statements                                    50

Shareholder Information                                                       64

28 Macatawa Bank Corporation

                              Selected Consolidated
                                 Financial Data

The following selected consolidated financial and other data are derived from the Company's Financial Statements and should be read with the Consolidated Financial Statements and Notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations. The Consolidated Balance Sheets as of December 31, 2002 and 2001, and the Consolidated Statements of Income for the years ended December 31, 2002, 2001, and 2000, are included elsewhere in this Annual Report.

At or For the Year Ended December 31
(Dollars in thousands, except share and per share data)      2002         2001         2000         1999         1998
-------------------------------------------------------   ----------   ----------   ----------   ----------   ----------
Financial Condition
   Total assets                                           $1,176,583   $  670,203   $  499,813   $  344,921   $  189,229
   Securities                                                 90,170       64,316       48,669       28,281       27,007
   Loans                                                     961,038      545,693      410,676      285,374      137,882
   Deposits                                                  920,873      526,192      398,617      279,390      166,989
   Shareholders' equity                                      113,974       66,502       38,128       34,526       19,611

Share Information
   Basic earnings/(loss) per common share                 $     1.29   $     1.08   $      .87   $      .21   $    (1.13)
   Diluted earnings/(loss) per common share                     1.27         1.07          .87          .21        (1.13)
   Book value per common share                                 14.44        12.03         9.91         8.98         7.52
   Weighted average dilutive
      shares outstanding                                   7,465,260    4,795,992    3,859,493    3,345,290    2,187,305
   Shares outstanding at end of period                     7,891,502    5,519,489    3,844,661    3,843,881    2,644,303

Operations
   Interest income                                        $   57,252   $   42,685   $   34,338   $   20,000   $    6,804
   Interest expense                                           22,902       20,927       17,739        9,428        3,190
   Net interest income                                        34,350       21,758       16,599       10,572        3,614
   Provision for loan losses                                   3,321        2,285        1,931        1,967        2,023
   Net interest income after provision for loan losses        31,029       19,473       14,668        8,605        1,591
   Total noninterest income                                    7,323        3,683        2,052        1,528          683
   Total noninterest expense                                  24,187       15,543       12,672        9,440        4,763
   Income/(loss) before tax                                   14,165        7,613        4,048          693       (2,489)
   Federal income tax                                          4,652        2,497          699           --           --
   Net income/(loss)                                      $    9,513   $    5,116   $    3,349   $      693   $   (2,489)

Performance Ratios
   Return on average equity                                     9.46%        9.58%        9.31%        2.72%      (15.15)%
   Return on average assets                                     0.95%        0.88%        0.80%        0.26%       (2.70)%
   Yield on average interest-earning assets                     6.16%        7.82%        8.85%        8.27%        7.93%
   Cost on average interest-bearing liabilities                 2.82%        4.39%        5.20%        4.51%        4.77%
   Average net interest spread                                  3.34%        3.43%        3.65%        3.76%        3.16%
   Average net interest margin                                  3.69%        3.98%        4.18%        4.37%        4.21%
   Efficiency ratio                                            58.04%       61.09%       67.95%       78.02%      110.84%

Capital Ratios
   Equity to assets                                             9.69%        9.92%        7.63%       10.01%       10.36%
   Total risk-based capital ratio                               9.89%       12.85%       10.36%       14.16%       12.40%

Credit Quality Ratios
   Allowance for loan losses to total loans                     1.40%        1.41%        1.43%        1.40%        1.47%
   Nonperforming assets to total assets                         0.28%        0.36%        0.04%        0.03%        0.00%
   Net charge-offs to average loans                             0.12%        0.09%        0.02%        0.00%        0.00%

                                                           2002 Annual Report 29

                            Quarterly Financial Data
                                   (Unaudited)

A summary of selected quarterly results of operations for the years ended December 31, 2002 follows:

Three Months Ended
(Dollars in thousands, except share and per share data)   March 31   June 30   September 30   December 31
-------------------------------------------------------   --------   -------   ------------   -----------
2002
   Interest income                                         $10,522   $15,000      $15,810       $15,918
   Net interest income                                       6,157     8,814        9,474         9,902
   Provision for loan losses                                   705       921          705           990
   Income before tax                                         2,244     3,495        4,080         4,346
   Net income                                                1,514     2,350        2,735         2,915

   Net income per share
      Basic                                                    .28       .29          .34           .37
      Diluted                                                  .27       .29          .34           .36

2001
   Interest income                                         $10,280   $10,639      $11,108       $10,658
   Net interest income                                       4,831     5,195        5,675         6,057
   Provision for loan losses                                   522       502          565           696
   Income before tax                                         1,637     1,784        2,003         2,189
   Net income                                                1,091     1,202        1,351         1,471

   Net income per share
      Basic                                                    .29       .29          .25           .27
      Diluted                                                  .28       .29          .24           .26

30 Macatawa Bank Corporation

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

The following section presents additional information to assess the financial condition and results of operations of the Company. This section should be read in conjunction with the consolidated financial statements and the supplemental financial data contained elsewhere in this Annual Report.

Overview

Macatawa Bank Corporation is a Michigan corporation and is the bank holding company for two wholly owned banking subsidiaries, Macatawa Bank and Grand Bank, as well as Macatawa Bank Brokerage Services. Effective January 9, 2002, Macatawa Bank Corporation elected to become a financial holding company pursuant to Title 1 of the Gramm-Leach-Bliley Act. Macatawa Bank commenced operations on November 25, 1997. Grand Bank was formed in 1987 and operated from a single location in Grand Rapids, Michigan. Grand Bank became a wholly owned subsidiary effective April 1, 2002 upon the completion of the acquisition of Grand Bank Financial Corporation (GBFC), and its results are included in the consolidated statements of income since this effective date. Both Macatawa Bank and Grand Bank are Michigan chartered banks with depository accounts insured by the Federal Deposit Insurance Corporation. The banks operate seventeen branch offices and three lending and operational service facilities, providing a full range of commercial and consumer banking and trust services in Kent County, Ottawa County, and northern Allegan County, Michigan. Macatawa Bank Brokerage Services was formed in October 2001 and gained approval in June 2002 from the NASD to commence operations as a broker/dealer. Macatawa Bank Brokerage Services provides various brokerage services including discount brokerage, personal financial planning and consultation regarding mutual funds. Macatawa Bank Mortgage Company and Grand Bank Mortgage Company, subsidiaries of Macatawa Bank and Grand Bank, respectively, originate and sell residential mortgage loans into the secondary market on a servicing released basis.

To achieve further synergies from the Grand Bank acquisition, we merged Grand Bank into Macatawa Bank effective January 1, 2003 with the combined bank named Macatawa Bank. This is expected to create more operational efficiencies and simplify service to customers.

While maintaining asset quality and improving profitability, we have experienced rapid and substantial growth since opening Macatawa Bank in November 1997. We first became profitable in 1999 with net income for that year of $693 thousand.

Net income for 2000 was $3.3 million, for 2001 was $5.1 million, and for 2002 was $9.5 million. Since our inception in 1997 we have raised approximately $60.6 million in capital through private and public common stock offerings to facilitate our growth and progress over these years. In conjunction with the acquisition of GBFC we issued 2,472,000 shares of stock in exchange for all of the outstanding stock of GBFC.

The West Michigan markets within which we operate are growing markets. Because of their growth and our ability to provide highly personalized service, these markets have provided significant expansion opportunities for us. In addition, acquisitions of banks within our markets by large banking institutions headquartered outside of West Michigan have provided us additional opportunity to gain market share. Grand Rapids is the largest market within West Michigan. It is also where we hold the lowest percent share of the market relative to the other markets within which we operate, and therefore presents great opportunity. In November 2002 we opened a new branch in Grand Rapids, and in Wyoming we opened an expanded branch allowing us to move from a small storefront office. We will continue this expansion focus in 2003 as we expect to open at least three new branches in other desirable locations within our market area. We have begun construction of a new branch in Grandville replacing a storefront location and intend to begin construction in March for a location on the northeast side of Grand Rapids. We anticipate that we will continue to experience growth in our balance sheet and in our earnings due to these expansion opportunities.

Financial Condition

Summary

With the acquisition effective April 1, 2002, the consolidated balance sheet as of December 31, 2002 includes the effect of GBFC. A schedule of the significant GBFC assets and liabilities acquired is contained in Note 2 to the Consolidated Financial Statements.

The acquisition was accounted for using the purchase method of accounting. As a result, certain purchase accounting adjustments were required to record the acquired assets and liabilities at market value. The value of the purchase accounting adjustments is being amortized over the respective lives of the varying assets and liabilities.

Based on SFAS 142, "Goodwill and Other Intangible Assets", we have recorded intangible assets for the estimated value of core deposit accounts and trust customer accounts acquired in the acquisition. The intangible values represent the present value of the estimated net revenue streams attributed to the respective intangibles. The intangible assets acquired are valued using certain assumptions for alternative

                                                           2002 Annual Report 31

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

cost of funds, lives of respective core deposits or trust customers, discount rates and other applicable assumptions. The total of both core deposit intangibles and trust customer intangibles was $3.7 million, and is being amortized on an accelerated basis over 10 years. Amortization of intangibles during 2002 was $392 thousand on a pre-tax basis.

The balance of the acquisition price in excess of the fair market value of assets and liabilities acquired, including intangible assets, was recorded as goodwill and totaled $23.9 million. Under SFAS 142, goodwill is defined as an intangible asset with an indefinite useful life, and as such, is not amortized, but is required to be tested annually for impairment of the value. If impaired, an impairment loss must be recorded for the value equal to the excess of the asset's carrying value over its fair value.

The amount of goodwill recorded in this transaction compared to the smaller amounts of identified intangible assets and lack of intangibles related to loan and deposit customer lists reflects that the value of GBFC related primarily to the foundation it provides to further build our presence in the Grand Rapids market. The value of this foundation lies with the GBFC workforce, their customer service orientation and their relationships within the community. The amount of the core deposits intangible asset recorded is small compared to the total purchase price because the GBFC deposit portfolio was weighted towards higher interest rate account types.

Our total assets were $1.177 billion at December 31, 2002, an increase of $506.4 million from $670.2 million in total assets at December 31, 2001. In addition to the $312.0 million in assets added from the GBFC acquisition, assets grew by $194.4 million during the period. We believe the continued strong asset growth reflects the acceptance of our community banking philosophy in the growing communities we serve. Our asset growth consists primarily of growth in our loan portfolio as we continue to attract new loan customers despite the strong competition from other locally based community banks and larger regional banks. The asset growth was primarily in earning assets of loans and securities, but also included increased cash, premises, and equipment. The increase in total assets was principally funded by strong deposit growth. Deposits grew by $148.6 million during 2002, a 28.0% growth rate, excluding the $246.1 million in deposits added in the GBFC acquisition. Additional borrowings were used to a lesser extent to supplement the funding provided from deposit growth. We attribute the strong deposit growth to our quality customer service, the desire of our customers to bank with a local bank, and convenient accessibility through the expansion of our branch network.

Cash and Cash Equivalents

Our cash and cash equivalents, which include federal funds sold and short-term investments, were $47.9 million at December 31, 2002, as compared to $34.2 million at December 31, 2001. The increase was a result of having to maintain a higher level of bank balances right at the end of 2002. The higher balances were required to cover uncollected funds deposited in Macatawa Bank's correspondent bank accounts as a result of high customer deposit activity.

Securities

Our security portfolio is classified as either "available for sale" or "held to maturity". Securities classified as "available for sale" may be sold to meet our liquidity needs. The primary objective of our investing activities is to provide for the safety of the principal invested. Our secondary considerations include earnings, liquidity and decreased overall exposure to changes in interest rates. Securities increased $25.9 million to $90.2 million at December 31, 2002 from $64.3 million at December 31, 2001. In addition to the $11.1 million in securities added from the GBFC acquisition, securities increased by $14.8 million as the result of purchasing additional securities as a means of strengthening our liquidity. We expect continued growth of our securities portfolio generally consistent with the growth of our company in order to maintain appropriate levels of liquidity.

Securities Portfolio

Year Ended December 31 (Dollars in thousands)     2002      2001      2000
---------------------------------------------   -------   -------   -------

U.S. Treasury and
U.S. Government Agencies                        $71,867   $55,287   $45,991
State and municipal bonds                        18,303     9,029     2,678

                                                $90,170   $64,316   $48,669

Excluding our holdings of the investment portfolio in U.S. Treasury and U.S. Government Agency Securities, we had no investments in securities of any one issuer which exceeded 10.0% of shareholders' equity.

32 Macatawa Bank Corporation

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

Schedule of Maturities of Investment Securities and Weighted Average Yields

The following is a schedule of maturities and their weighted average yield of each category of investment securities we held at December 31, 2002.

                                                                                                         Investments With No
(Dollars in thousands)  Due Within One Year   One to Five Years   Five to Ten Years    After Ten Years   Contractual Maturity
----------------------  -------------------  ------------------  ------------------  ------------------  --------------------
                         Estimated           Estimated           Estimated           Estimated            Estimated
                           Market   Average    Market   Average    Market   Average    Market   Average     Market   Average
                           Value     Yield     Value     Yield     Value     Yield     Value     Yield      Value     Yield
                         ---------  -------  ---------  -------  ---------  -------  ---------  -------   ---------  -------
U.S. Treasury and U.S.
   Government Agencies     $5,472    5.45%    $63,237    5.08%     $1,987    4.05%    $ 1,170    7.18%         --       --

Tax-exempt State
   and municipal bonds         --      --          --       --      5,796    6.55%     12,587    6.11%         --       --

Total                      $5,472    5.45%    $63,237    5.08%     $7,783    5.89%    $13,757    6.20%         --       --

Loan Portfolio

Our total loan portfolio increased to $961.0 million at December 31, 2002, from $545.7 million at December 31, 2001. We also had loans held for sale of $18.7 million at December 31, 2002, as compared to $4.6 million at December 31, 2001. In addition to the $246.3 million in loans added from the GBFC acquisition, loans grew by $169.0 million during 2002 continuing our consistent pattern of growth. The majority of loans we make are to small and mid-sized businesses in the form of commercial and commercial real estate loans. Our combined commercial loans accounted for approximately 73.0% of our total portfolio loans at December 31, 2002, compared to 74.0% at December 31, 2001. Our residential real estate loan portfolio, which also includes residential construction loans made to the individual homeowners, comprised approximately 14.0% of portfolio loans. However, our residential loan origination volume is significantly higher, with only a small portion of residential home loans retained for our own portfolio. We sell the majority of fixed-rate obligations and do not retain servicing. We originated for sale $240.8 million in residential mortgages in 2002, $135.6 million in 2001, and $47.0 million in 2000. The lower overall market interest levels experienced during 2002 and 2001 resulted in significantly higher levels of residential refinancing and loan originations during these years as compared to 2000. Our consumer loan portfolio includes both loans secured by personal property, as well as home equity fixed term and line of credit loans. Home equity loans totaled $87.9 million at December 31, 2002, compared to $45.9 million at December 31, 2001. Approximately 89.0% of our home equity loans are underwritten at terms of a loan to value ratio of less than 90.0%, and are considered well collateralized. The types of loans and mix of the GBFC portfolio was very similar to our portfolio and as a result the overall mix of the combined loan portfolio did not change significantly upon acquisition. We anticipate further growth in the loan portfolio due to continuing opportunities within our market area.

The following table reflects the composition of our loan portfolio and the corresponding percentage of our total loans represented by each class of loans as of the dates indicated.

Loan Portfolio Composition

Year Ended December 31 (Dollars in thousands)        2002             2001             2000
---------------------------------------------   --------------   --------------   --------------
                                                 Amount     %     Amount     %     Amount     %
                                                --------   ---   --------   ---   --------   ---
Commercial real estate                          $356,310    37%  $133,428    25%    79,444    19%
Residential real estate                          133,843    14%    67,655    12%    60,822    15%
Other commercial                                 341,370    36%   269,993    49%   214,098    52%
Consumer                                         129,515    13%    74,617    14%    56,312    14%

Total loans                                     $961,038   100%   545,693   100%   410,676   100%

Less:
Allowance for loan losses                        (13,472)          (7,699)          (5,854)

Total loans receivable, net                     $947,566         $537,994         $404,822

                                                           2002 Annual Report 33

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the amount of total loans outstanding as of December 31, 2002 which, based on remaining scheduled repayments of principal, are due in the periods indicated.

                                                 Maturing
                                                 --------
                                         After One,
                               Within    But Within     After
(Dollars in thousands)        One Year   Five Years   Five Years    Total
---------------------------   --------   ----------   ----------   --------
Commercial real estate        $ 76,313    $265,310     $ 14,680    $356,303
Residential real estate         39,480      35,778       58,643     133,901
Other commercial               199,157     136,738        5,424     341,319
Consumer                        22,111      42,226       65,178     129,515

Totals                        $337,061    $480,052     $143,925    $961,038

Allowance for loan losses                                           (13,472)

Total loans receivable, net                                        $947,566

Below is a schedule of the loan amounts maturing or repricing which are classified according to their sensitivity to changes in interest rates at December 31, 2002.

Interest Sensitivity

(Dollars in thousands)                  Fixed Rate   Variable Rate    Total
-------------------------------------   ----------   -------------   --------
Due within 3 months                      $ 37,588       $590,829     $628,417
Due after 3 months, but within 1 year      61,937          2,349       64,286
Due after one but within five years       205,877         26,125      232,002
Due after five years                       30,890          5,443       36,333

Total                                    $336,292       $624,746     $961,038

Allowance for loan losses                                             (13,472)

Total loans receivable, net                                          $947,566

Nonperforming Assets

Nonperforming assets are comprised of nonperforming loans and foreclosed assets. Our nonperforming loans include loans on non-accrual, restructured loans, as well as loans delinquent more than 90 days, but still accruing. Nonperforming loans as of December 31, 2002 totaled $2.8 million compared to $2.4 million at December 31, 2001. One credit comprises approximately one half of the balance in nonperforming loans at the end of 2002. While still paying, this borrower's weak financial condition warranted concern. Therefore, the loan was placed in non-accrual in 2001 and remained in this status throughout 2002. Our loan performance is reviewed regularly by an external loan review team, our own loan officers, and our senior management. When reasonable doubt exists concerning collectibility of interest or principal of one of our loans, that loan is placed in non-accrual status. Any interest previously accrued but not collected at that time is reversed and charged against current earnings. Foreclosed assets include assets acquired in settlement of loans. As of December 31, 2002 foreclosed assets totaled $446,000. There were no foreclosed assets at December 31, 2001.

Total nonperforming assets amounted to $3.2 million as of December 31, 2002 and represented 0.28% of total assets, a level well below historical peer averages.

The following table shows the composition and amount of our nonperforming assets.

December 31 (Dollars in thousands)                     2002     2001    2000
---------------------------------------------------   ------   ------   ----
Nonaccrual loans                                      $2,539   $2,084   $155
Loans 90 days or more delinquent and still accruing      259      298     41
Restructured loans                                        --       --     --
Total nonperforming loans                             $2,798    2,382    196
Foreclosed assets                                        446       --     --
Total nonperforming assets                            $3,244   $2,382   $196
Nonperforming loans to total loans                      0.29%    0.43%  0.05%
Nonperforming assets to total assets                    0.28%    0.36%  0.04%

34 Macatawa Bank Corporation

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

Loan Loss Experience

The following is a summary of our loan balances at the end of each period and the daily average balances of these loans. It also includes changes in the allowance for loan losses arising from loans charged-off and recoveries on loans previously charged-off, and additions to the allowance which we have expensed.

December 31 (Dollars in thousands)                  2002       2001       2000
-----------------------------------------------   --------   --------   --------
Loans:
   Average daily balance of loans for the year    $831,709   $474,318   $347,351
   Amount of loans outstanding at end of period    961,038    545,693    410,676

Allowance for loan losses:
   Balance at beginning of year                   $  7,699   $  5,854   $  3,995
   Balances from GBFC acquisition                    3,464
   Addition to allowance charged to operations       3,321      2,285      1,931

Loans charged-off:
   Commercial                                       (1,143)      (485)       (67)
   Residential Real Estate                              --         (1)        --
   Consumer                                           (128)       (27)       (20)

Recoveries:
   Commercial                                          249         63         14
   Residential Real Estate                              --          1         --
   Consumer                                             10          9          1

Balance at end of year                            $ 13,472   $  7,699   $  5,854

Ratios:
   Net charge-offs to average loans outstanding       0.12%      0.09%      0.02%
   Allowance for loan losses to loans
      outstanding at year end                         1.40%      1.41%      1.43%

Allowance for Loan Losses

Our allowance for loan losses as of December 31, 2002 was $13.5 million, representing approximately 1.40% of total portfolio loans outstanding, compared to $7.7 million or 1.41% of total loans at December 31, 2001. Our allowance for loan losses is maintained at a level management considers appropriate based upon our regular, quarterly assessments of the probable estimated losses inherent in the loan portfolio. Our methodology for measuring the appropriate level of allowance relies on several key elements, which include specific allowances for identified problem loans, formula allowance for graded loans, and general allocations based on historical trends for pools of similar loan types.

Specific allowances are established in cases where senior credit management has identified significant conditions or circumstances related to an individually impaired credit that we believe indicates the probability that a loss has been incurred. This amount is determined by methods prescribed by SFAS No. 114,"Accounting by Creditors for Impairment of a Loan". As of December 31, 2002 and 2001 the specific allowance was $883,000 and $539,000, respectively.

The formula allowance is calculated by applying loss factors to outstanding loans based on the internal risk grade of such loans. We use a loan rating method based upon an eight point system. Loans are assigned a loss allocation factor for each loan classification category. The lower the grading assigned to a loan category, the greater the allocation percentage that is applied. Changes in risk grade of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on our loss experience, the banking industry's historical loan loss experience, and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the analysis date. As of December 31, 2002 and 2001 the formula allowance was $10.1 million and $5.9 million, respectively.

Groups of homogeneous loans, such as residential real estate, open- and closed-end consumer loans, etc., receive general allowance allocations based on loss trends. In lieu of an established loan loss trend for Macatawa Bank, we use historical loss trends based on industry experience and peers in determining an adequate allowance for these pools of loans. General economic and business conditions, credit quality trends, collateral values, seasoning of the portfolios and recent loss experience are conditions considered in connection with allocation factors for these similar pools of loans. Since Grand Bank's loan portfolio is seasoned, its loan loss trends are used in determining an adequate allowance for these pools of loans in addition to industry experience and peer information. As of December 31, 2002 and 2001 the general allowance was $1.5 million and $760,000, respectively.

During 2002 the allowance for loan losses increased by 30.0% excluding the addition of $3.5 million with the acquisition of GBFC. The 30.0% increase was due primarily to increases in the formula and general allowance allocations. The increases in these allocations were the result of continued strong growth in loans which increased by 31.0% excluding the addition of GBFC loans. Changes in underlying loan performance measures were not significant and did not materially affect the allowance for loan losses in 2002 compared to the prior year. We believed it was prudent to continue increasing the allowance due to the unseasoned nature of our portfolio and current soft economic conditions both on a national basis and locally.

Net charge-offs for 2002 totaled $1.0 million compared to $440,000 for 2001. While our net charge-off experience was higher during the current year, our credit losses on loans continue to be low relative to comparable banks. However, we recognize that our loan portfolios remain relatively unseasoned, and no material trend of losses has been established. Given the newness of the portfolios and potential economic weakness, in our judgment, we have provided adequate reserves for loan losses, although there can be no assurance that the allowance for losses on loans will be adequate to cover all losses. We anticipate net charge-offs to increase as our loan portfolio grows and becomes more seasoned. In addition, net charge-offs may increase over levels experienced in 2002 due to the overall weakness in the economy.

                                                           2002 Annual Report 35

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

Allocation of the Allowance for Loan Losses

The following table shows the allocation of the allowance for loan loss at the dates indicated to the extent specific allocations have been determined relative to particular loans.

Year Ended December 31 (Dollars in thousands)            2002                      2001                      2000
---------------------------------------------   -----------------------   -----------------------   -----------------------
                                                             % of Each                 % of Each                 % of Each
                                                Allowance   Category to   Allowance   Category to   Allowance   Category to
                                                 Amount     Total Loans    Amount     Total Loans    Amount     Total Loans
                                                ---------   -----------   ---------   -----------   ---------   -----------
Commercial and commercial real estate            $11,207       72.6%        $6,391       73.9%        $3,902       71.5%
Residential real estate                              326       13.9%           196       12.4%           176       14.8%
Consumer                                             950       13.5%           564       13.7%           435       13.7%
Unallocated                                          989          --           548          --         1,341          --

Total                                            $13,472      100.0%        $7,699      100.0%        $5,854      100.0%

The above allocations are not intended to imply limitations on usage of the allowance. The entire allowance is available for any loan losses without regard to loan type. The allocated portion of the allowance amounted to $12.5 million at December 31, 2002. Of this total, 7.0% related to specific allocations, 81.0% related to formula allocations, and 12.0% related to general allocations.

Premises and Equipment

Premises and equipment totaled $25.8 million at December 31, 2002, an increase of $10.9 million from December 31, 2001. The increase resulted from costs incurred with construction underway for our new headquarters building, as well as the completion of three new branch locations. The new headquarters location will allow us to consolidate our administration, human resources, trust, loan underwriting and processing, and proof and deposit operations to one location. We expect the new headquarters facility to be completed by April of 2003. The new branch sites allowed us to replace a leased storefront branch site in Wyoming with a full service branch, add a full service branch in a leased location in Byron Center, and add a new location in the Forest Hills area of Grand Rapids. The Byron Center branch opened for service in early April. The Wyoming and Forest Hills branches opened in November. Only $656,000 of the $10.9 million increase in premises and equipment related to the acquisition of GBFC.

Deposits

Deposits are gathered primarily from the communities we serve through our network of 17 branches. We offer business and consumer checking accounts, regular and money market savings accounts, and certificates of deposits having many options in their terms.

Total deposits increased $394.7 million to $920.9 million at December 31, 2002, as compared to $526.2 million at December 31, 2001. In addition to the $246.1 million in deposits added from the GBFC acquisition, deposits grew by $148.6 million during the year. This internal growth in deposits reflects primarily deposits from new customers. We continue to anticipate strong deposit growth based on our focus on quality customer service, the desire of customers to deal with a local bank, convenient accessibility through our growing branch network and our expanded opportunities in the Grand Rapids market as a result of the GBFC acquisition.

Noninterest bearing demand accounts comprised approximately 11.0% of total deposits at December 31, 2002, as compared to approximately 12.0% of total deposits at the end of 2001. Interest bearing demand and savings accounts comprised approximately 44.0% of total deposits at December 31, 2002, as compared to 50.0% at the end of last year. Time accounts as a percentage of total deposits were approximately 45.0% at December 31, 2002, and were approximately 38.0% at December 31, 2001. The changes in mix of the portfolio relate primarily to the differences in the mix of the GBFC deposit portfolio compared to our mix at the time of the acquisition. The GBFC portfolio had a higher concentration of time deposits and a lower level of noninterest bearing deposits.

We set our deposit pricing to be competitive with other banks in our market area. This has enabled us to increase deposits from new, as well as existing customers, while maintaining a healthy net interest margin. We periodically purchase brokered deposits to supplement funding needs. These are time accounts originated outside of our local market area. Brokered deposits comprised approximately 12.0% of total deposits at December 31, 2002 and approximately 2.0% at December 31, 2001. The GBFC deposit portfolio contained a higher level of brokered deposits to total causing most of the increase in the ratio from the end of 2001 to the end of 2002. We operate in a very competitive environment, competing with other local banks similar in size and with significantly larger regional banks. We monitor rates at other financial institutions in the area to ascertain that our rates are competitive with the market. We also attempt to offer a wide variety of products to meet the needs of our customers.

36 Macatawa Bank Corporation

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

Average Daily Deposits

The following table sets forth the average deposit balances and the weighted average rates paid thereon.

Average for the Year (Dollars in thousands)           2002                 2001                 2000
-------------------------------------------   ------------------   ------------------   ------------------
                                                         Average              Average              Average
                                               Amount     Rate      Amount     Rate      Amount     Rate
                                              --------   -------   --------   -------   --------   -------
Noninterest bearing demand                    $ 82,757      --     $ 52,184      --     $ 38,525      --
NOW accounts                                   118,594     1.1%      55,951     1.8%      45,246     2.6%
MMDA/savings                                   260,206     1.9%     174,933     3.3%     131,069     4.7%
Time                                           328,715     3.6%     176,983     5.8%     123,756     6.4%

Total deposits                                $790,272     2.6%    $460,051     3.7%    $338,596     4.5%

Maturity Distribution of Time Deposits of $100,000 or More

The following table summarizes time deposits in amounts of $100,000 or more by time remaining until maturity as of December 31, 2002:

(Dollars in thousands)                  Amount
------------------------------         --------
Three months or less                   $ 39,171
Over 3 months through 6 months           46,496
Over 6 months through 1 year             44,260
Over 1 year                             127,589

                                       $257,516

Borrowed Funds

Borrowed funds consist principally of advances from the Federal Home Loan Bank. Borrowed funds also include federal funds purchased, which are utilized to settle our daily cash letter position with our correspondent banks. Additionally, we have a $10.0 million credit facility available for general corporate needs including contributing capital to the subsidiary banks to enable them to maintain regulatory capital at well-capitalized levels. Borrowed funds totaled $131.8 million at December 31, 2002 including $106.9 million of Federal Home Loan Bank advances, $20.0 million of federal funds purchased and $4.9 million in borrowing on the credit facility. At December 31, 2001 borrowed funds totaled $75.6 million comprised solely of Federal Home Loan Bank advances. Borrowed funds increased during 2002 partially due to the addition of borrowings from the GBFC acquisition, but also due to additional borrowing needs to fund our continued growth in assets.

Retained Earnings

We had a retained earnings balance of $5.9 million at December 31, 2002 as compared to $3.2 million at December 31, 2001. Retained earnings is comprised of net earnings, less dividends paid to shareholders. During 2002, we paid $2.5 million in cash dividends. A 4% stock dividend was also paid from retained earnings during May of 2002, resulting in the transfer of $4.3 million from retained earnings to our common stock.

Results of Operations

Summary of Results

Net income totaled $9.5 million for 2002 as compared to $5.1 million in 2001, and $3.3 million in 2000. The increase in net income principally reflects growth in our net interest income due to our continuing growth in interest earning assets, but also reflects improvement in noninterest income. Earnings per share on a diluted basis were $1.27 for 2002 compared to $1.07 for 2001 and $.87 for 2000. Diluted earnings per share increased by 19.0% for 2002 compared to 2001 despite a 45.0% increase in shares outstanding for the acquisition of GBFC in the second quarter of 2002.

Our net income for 2002 was impacted by the net income earned by Grand Bank. For pro forma information concerning the GBFC acquisition, please refer to Note 2 of the Consolidated Financial Statements.

Total revenues, consisting of net interest income and noninterest income, were $41.7 million during 2002, as compared to $25.4 million during 2001, and $18.6 million for 2000. Noninterest expense totaled $24.2 million for 2002, as compared to $15.5 million for 2001, and $12.7 million for 2000. Our federal income tax expense increased substantially during 2001 reflecting our fully taxable status for all of 2001. We initially became taxable during 2000 after utilizing all tax loss carry forwards from 1998 and 1997.

                                                           2002 Annual Report 37

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

Analysis of Net Interest Income

The following schedule presents, for the periods indicated, information regarding:

..    our total dollar amount of interest income from average earning assets and the resultant average yields;
..    our total dollar amount of interest expense on average interest-bearing liabilities and the resultant average cost;
..    our net interest income;
..    our interest rate spread; and
..    our net yield on average earning assets.

For the Years Ended December 31                          2002                             2001
                                           -------------------------------   -----------------------------
                                                        Interest   Average              Interest   Average
                                            Average      Earned     Yield     Average    Earned     Yield
(Dollars in thousands)                      Balance     or Paid    or Cost    Balance   or Paid    or Cost
----------------------------------------   ----------   --------   -------   --------   --------   -------
Assets
Taxable securities                         $   65,829   $ 3,477     5.28%    $ 49,771   $ 2,921     6.01%
Tax-exempt securities (1)                      13,315       619     7.21%       6,784       320     7.20%
Loans (2)                                     831,709    52,687     6.27%     474,318    38,904     8.12%
Federal funds sold                             10,213       175     1.67%       7,864       265     3.33%
Short-term investments                            544         5     0.94%       1,575        39     2.44%
Federal Home Loan Bank stock                    4,775       289     5.98%       3,187       236     7.30%

   Total interest earning assets           $  926,385   $57,252     6.16%    $543,499   $42,685     7.82%
Noninterest earning assets:
   Cash and due from banks                     32,770                          27,377
   Other                                       42,074                          13,148

   Total assets                            $1,001,229                        $584,024

Liabilities and Shareholders' Equity
Deposits:
   NOW and money market accounts           $  334,510   $ 5,159     1.14%    $204,863   $ 5,932     2.90%
   Savings                                     24,800       272     1.10%      14,186       200     1.41%
   IRAs                                        19,490       876     4.49%      11,834       700     5.91%
   Time deposits                              328,715    11,966     3.64%     176,983    10,177     5.75%
Short-term borrowings:
   Federal funds borrowed                       5,392       102     1.87%       1,704        81     4.67%
   Other borrowings                            96,538     4,527     4.62%      65,586     3,837     5.77%
   Total interest bearing liabilities         809,445    22,902     2.82%     475,156    20,927     4.39%
Noninterest bearing liabilities
   Noninterest bearing demand accounts         82,757                          52,184
   Other noninterest bearing liabilities        8,503                           3,259
Shareholders' equity                          100,524                          53,425
   Total liabilities and
   Shareholders' equity                    $1,001,229                        $584,024
Net interest income                                     $34,350                         $21,758
Net interest spread                                                 3.34%                           3.43%
Net interest margin                                                 3.69%                           3.98%
Ratio of interest earning assets to
   interest bearing liabilities                          114.45%                         114.38%

For the Years Ended December 31                         2000
----------------------------------------   ------------------------------
                                                      Interest   Average
                                            Average    Earned    Yield or
(Dollars in thousands)                      Balance   or Paid    or Cost
                                           --------   --------   --------
Assets
Taxable securities                         $ 35,459   $ 2,166      6.11%
Tax-exempt securities (1)                     1,639        86      7.56%
Loans (2)                                   347,351    31,789      9.15%
Federal funds sold                            1,616        99      6.13%
Short-term investments                          169         6      3.55%
Federal Home Loan Bank stock                  2,332       192      8.28%

   Total interest earning assets           $388,566   $34,338      8.85%
Noninterest earning assets:
   Cash and due from banks                   18,624
   Other                                      9,897

   Total assets                            $417,087

Liabilities and Shareholders' Equity
Deposits:
   NOW and money market accounts           $159,419   $ 6,656      4.17%
   Savings                                    9,222       177      1.92%
   IRAs                                       7,674       465      6.06%
   Time deposits                            123,756     7,916      6.40%
Short-term borrowings:
   Federal funds borrowed                     2,022       131      6.48%
   Other borrowings                          38,857     2,394      6.16%
   Total interest bearing liabilities       340,950    17,739      5.20%
Noninterest bearing liabilities
   Noninterest bearing demand accounts       38,525
   Other noninterest bearing liabilities      1,557
Shareholders' equity                         36,055
   Total liabilities and
   Shareholders' equity                    $417,087
Net interest income                                   $16,599
Net interest spread                                                3.65%
Net interest margin                                                4.18%
Ratio of interest earning assets to
   interest bearing liabilities                        113.97%

(1)  Yields are adjusted for tax-exempt interest.
(2) Loan fees included in interest income are not material. Nonaccrual loans are included in average loans outstanding.

38 Macatawa Bank Corporation

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

Net interest income totaled $34.4 million during 2002, compared to $21.8 million during 2001 and $16.6 million during 2000. The 58.0% increase in net interest income during 2002 was driven entirely by growth in our earning assets. Average earning assets for 2002 totaled $926.4 million, as compared to $543.5 million for 2001. The acquisition of GBFC contributed $210.2 million to this increase in earning assets, however, the remaining $172.7 million was a result of our continued growth. Net interest margin on earning assets was 3.69% for 2002,down from 3.98% for 2001. The contraction in the net interest margin relates primarily to the lower net interest margin that GBFC carried compared to Macatawa, but also reflects a decrease in yield on earning assets resulting from the low and declining interest rate environment during 2002. We have continued to see strong loan growth, but customer preferences during 2002 have been for floating rate loans that bear interest rates on average of 225 basis points lower than fixed rate commercial loans. This preference has altered our mix of variable versus fixed rate commercial loans and has also contributed to the decline in net interest margin.

The 31.0% increase in net interest income during 2001 as compared to 2000 was principally due to an increase in average earning assets. The growth in income as a result of our continuing loan growth offset the impacts from contracting net interest margin. Our net interest margin of 3.98% for 2001 was down from 4.18% for 2000. As in 2002, the decrease in our net interest margin during 2001 reflected the impact of the decreasing interest rate environment. Interest rates, as measured by prime rate, fell from 9.50% at January 1, 2001, to 4.75% at December 31, 2001.

While the year over year comparisons reflect decreases, there was a 14 basis point increase in net interest margin from the second quarter of 2002 through the fourth quarter. This improvement was accomplished primarily through repositioning of certain assets and liabilities. During the latter half of 2002,approximately $5 million in noninterest earning assets were converted into interest earning assets and lower yielding assets were converted into higher yielding assets by investing some of our short-term investable funds into loans. In addition, growth in noninterest bearing deposits and continued downward repricing of higher costing time deposits contributed to margin improvement in this time period.

Anticipated growth in earning assets is expected to continue to increase levels of net interest income, however, net interest margin is not expected to increase until short-term market interest rates begin to increase. Helping margin, maturities in our time deposit portfolio continue to re-price at lower levels, however, to a lesser extent than earlier in the year. Derivative instruments as discussed in Note 16 to the Consolidated Financial Statements have also mitigated some of the decline in net interest margin.

Rate/Volume Analysis of Net Interest Income

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of earning assets and interest-bearing liabilities, distinguishing between changes related to outstanding balances and changes due to interest rates.

Year Ended December 31
(Dollars in thousands)           2002 vs 2001                  2001 vs 2000
----------------------
                          Increase (Decrease) Due to    Increase (Decrease) Due to
                         ----------------------------   --------------------------
                          Volume     Rate      Total     Volume     Rate     Total
                         -------   --------   -------   -------   -------   ------
Interest Income
Taxable securities       $   870   $   (314)  $   556   $   755   $    --   $  755
Tax-exempt securities        304         (5)      299       270       (36)     234
Loans                     24,188    (10,405)   13,783    12,340    (5,225)   7,115
Fed funds sold                64       (154)      (90)      338      (172)     166
Short term investments       (16)       (18)      (34)       34        (1)      33
FHLB stock                   102        (49)       53        70       (26)      44

Total interest income    $25,512   $(10,945)  $14,567   $13,807   $(5,460)  $8,347

Interest Expense
NOWs and MMDAs           $ 2,745   $ (3,518)  $  (773)  $ 1,847   $(2,571)  $ (724)
Savings                      124        (52)       72        96       (73)      23
IRAs                         374       (198)      176       253       (18)     235
Time deposits              6,483     (4,694)    1,789     3,323    (1,062)   2,261
Fed funds purchased           93        (72)       21       (20)      (30)     (50)
Other borrowings           1,557       (867)      690     1,663      (220)   1,443

Total interest expense    11,376     (9,401)    1,975     7,162    (3,974)   3,188

Net interest income      $14,136   $ (1,544)  $12,592   $ 6,645   $(1,486)  $5,159

                                                           2002 Annual Report 39

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

Composition of Average Interest Earning Assets and Interest Bearing Liabilities

Year Ended December 31
(Dollars in thousands)                   2002       2001       2000
------------------------------------   --------   --------   --------
As a Percent of Average  Interest
Earning Assets
Loans                                     89.78%     87.27%     89.39%
Other earning assets                      10.22%     12.73%     10.61%
Average interest earning assets        $926,385   $543,499   $388,566

As a Percent of Average Interest
Bearing Liabilities
Savings, MMS, IRA, and NOW accounts       46.80%     48.59%     51.71%
Time deposits                             40.61%     37.25%     36.30%
Other borrowings                          12.59%     14.16%     11.99%
Average Interest Bearing Liabilities   $809,445   $475,156   $340,950

Earning asset ratio                      114.45%    114.38%    113.97%

Provision for Loan Losses

Our provision for loan losses for 2002 was $3.3 million as compared to $2.3 million for 2001 and approximately $1.9 million for 2000. Some of the increase in provision was due to the increase in charge-offs in 2002 compared to 2001. However, the amount of the loan loss provision in all periods is a byproduct of establishing our allowance for loan losses at levels deemed necessary in our methodology for determining the adequacy of the allowance. For more information about our allowance for loan losses and our methodology for establishing its level, see the earlier discussion under Financial Condition. Along with other financial institutions, management shares a concern for the possible continuing weak economic conditions. Should the economic climate remain soft, borrowers may experience more difficulty in making loan payments, and the level of non-performing loans, charge-offs, and delinquencies could rise and require further increases in the provision.

While we sustained higher loan charge-offs during 2002 as compared to prior years, our losses as a percent of average loans totaled only 12 basis points, a level far below historic peer averages.

Noninterest Income

Noninterest income totaled $7.3 million during 2002, as compared to $3.7 million in 2001, and $2.1 million for 2000. The level of noninterest income for 2002 was up 99.0% over 2001. All components of noninterest income increased compared to 2001. The increased deposit service charge income in 2002 is reflective of our expanded customer account base. Our mortgage banking function was well-positioned to capitalize on the favorable mortgage refinance environment caused by low interest rates during 2002 and achieved high loan sales volume resulting in gains of $2.4 million for the year. While mortgage interest rates remain at low levels, it is expected that refinance activity will slow down resulting in a possible decline in our loan sales volume during 2003. Revenues from trust services grew to $2.1 million for 2002 compared to $659,000 for 2001. Trust fees are, to a great extent, based on the underlying values of trust assets managed. Despite a generally downward trend in market valuation of securities during 2002, trust fees increased as compared to the prior year due to our success in gaining new trust customers and the addition of Grand Bank's trust services. We believe trust fee income will continue to increase as the amount of trust assets under our management increases.

Service charges and fees increased by $768,000 during 2001 as compared to 2000 and reflected the growth in our customer base. Gain on sale of loans increased by $710,000 over the 2000 level due to the favorable mortgage refinance environment in 2001 compared to 2000. Trust fees increased in 2001 compared to 2000 due to the increase in the amount of trust assets under management. The following table details major components of noninterest income for the years 2002, 2001, and 2000.

Noninterest Income

Year Ended December 31
(Dollars in thousands)                               2002       2001      2000
---------------------------                         ------     ------    ------
Deposit service charges                             $2,247     $1,912    $1,144
Net gains on sales of loans                          2,382      1,071       361
Trust fees                                           2,118        659       531
Other                                                  576         41        16

Total noninterest income                            $7,323     $3,683    $2,052

Net Gains on the Sale of Residential Real Estate Mortgage Loans

Year Ended December 31
(Dollars in thousands)                              2002       2001      2000
-----------------------------------------------   --------   --------   -------
Real estate mortgage loan originations for sale   $240,819   $135,615   $47,007
Real estate mortgage loan sales                    229,047    132,115    47,368

Net gains on the sale of real estate
   mortgage loans                                 $  2,382   $  1,071   $   361

Net gains as a percent of real estate
   mortgage loan sales                                1.04%      0.81%      .76%

We sell the majority of the fixed-rate mortgage loans we originate. We do not retain the servicing rights for the loans we sell.

Noninterest Expense

Noninterest expense totaled $24.2 million for 2002, as compared to $15.5 million for 2001, and $12.7 million for 2000. Salaries and benefits increased by $4.5 million for 2002 compared to the prior year and was the primary category of increase in noninterest expense. Most of this increase related to the addition of the Grand Bank workforce, however, our continued growth required additional staff as compared to 2001. The staff growth reflected the expansion required to handle the growing lending portfolios and operational personnel necessary to support increased customer activity. Other increases included occupancy and equipment expense, data

40 Macatawa Bank Corporation

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

processing, and other support related expenses, such as courier, telephone, postage, and outside services, all of which increased partially due to the GBFC acquisition. All of these costs relate to customer activity and branch infrastructure, and increased as a result of new customer activity being generated. Total noninterest expense increased by 56.0% for 2002 whereas net interest income and noninterest income in total grew by 64.0%. The greater revenue growth versus expense growth resulted in an improved efficiency ratio of 58.0% for 2002 as compared to 61.1% for 2001. This improvement was a direct result of synergies achieved in the GBFC acquisition as well as continued better capacity usage of the branch network and operations.

During 2002 we opened two new branches and moved from a small leased location to a new expanded branch location. These new branches are in premier locations and have already experienced strong growth in new customer relationships. We plan to continue this expansion focus primarily in Grand Rapids where we hold the lowest share of the market compared to others we serve. During 2003 we plan to open at least three new branches in strategic locations within our market area. Although these new locations increase occupancy and equipment costs, we expect the benefits from the customer relationship growth opportunities they offer will outweigh the additional costs.

We integrated the systems and operations of Grand Bank into ours during the second quarter of 2002. By utilizing the same systems at both Macatawa Bank and Grand Bank, we realized operational efficiencies, primarily in data processing, during the year. On January 1, 2003 we completed the final step of the integration with the name change of Grand Bank to Macatawa Bank by merging the two bank charters into one. This charter merger allows for more operational efficiencies and simplifies service to our customers.

Increases in salaries and benefits during 2001 reflected the addition of new lending staff, lending and operations support staff, as well as additional branch staff for new locations. Other expense increases in 2001 were principally due to supporting our expanding customer base. These included advertising, data processing, legal and professional service fees, postage, and office supply expenses. The following table details major components of noninterest expense for the years of 2002, 2001, and 2000.

Noninterest Expense

Year Ended December 31 (Dollars in thousands)     2002      2001      2000
---------------------------------------------   -------   -------   -------

Salaries and employee benefits                  $12,838   $ 8,359   $ 6,865
Occupancy and equipment                           1,861     1,230     1,094
Furniture and equipment expense                   2,161     1,580     1,244
Legal and professional fees                         617       359       248
Advertising                                         722       537       366
Supplies                                            486       392       348
Data processing fees                                829       715       561
Other operating expenses                          4,673     2,371     1,946

Total noninterest expense                       $24,187   $15,543   $12,672

Liquidity and Capital Resources

Equity Capital. In conjunction with the acquisition of GBFC we issued 2,472,000 shares of stock in exchange for all of the outstanding stock of GBFC. GBFC's regulatory capital ratios were at similar levels to ours upon acquisition and as a result, had minimal impact on our combined ratios of regulatory capital. At December 31,2002, our Tier I Capital as a percent of average assets was 7.6%, and our total capital to risk-weighted assets was 9.9%, as compared to 10.1% and 12.9% respectively at December 31,2001. The decrease in these regulatory capital ratios reflects our continued internal growth in assets. Additional capital will be necessary within the next year if our growth continues at its current pace. Alternative capital sources include additional common stock offerings, trust preferred securities offerings and subordinated debt. Macatawa Bank Corporation was categorized as "adequately capitalized" for regulatory capital purposes while Macatawa Bank and Grand Bank were categorized as "well-capitalized" as of December 31, 2002.

During the second quarter of 2001, we completed a common stock offering, issuing 1,610,000 additional shares of common stock, resulting in net proceeds to us of $23.7 million after offering commissions and expenses. We used a portion of the proceeds from the capital offering to pay off some borrowings, as well as to contribute additional capital to Macatawa Bank to maintain regulatory capital levels.

                                                           2002 Annual Report 41

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

We declared our first cash dividend during the fourth quarter of 2000 in the amount of $.07 per share. We subsequently paid a quarterly cash dividend of $.07 per share during 2001. During the fourth quarter of 2001, the cash dividend was increased to $.08 per share and had continued at this level through the third quarter of 2002. In the fourth quarter of 2002 we increased the cash dividend by 25.0% to $.10. It is anticipated that we will continue to pay quarterly cash dividends in the future. On May 8, 2002, we distributed a 4% stock dividend to our shareholders. This was the second consecutive annual stock dividend, and was an increase over the 3.0% dividend paid in May of 2001.

One stock repurchase transaction in the amount of 115,000 shares took place during the third quarter of 2002. Further stock repurchase activity is not anticipated in the foreseeable future.

The following table shows various capital ratios as of December 31, 2002.

Capital Resources

                                     Tier I     Tier I       Total
                                    Leverage   Capital    Risk-Based
                                      Ratio     Ratio    Capital Ratio
                                    --------   -------   -------------

Minimum regulatory requirement
   for capital adequacy               4.0%       4.0%         8.0%
Well capitalized regulatory level     5.0%       6.0%        10.0%
Consolidated                          7.6%       8.6%         9.9%
Macatawa Bank                         7.7%       8.8%        10.0%
Grand Bank                            7.1%       7.8%        10.7%

Liquidity. The liquidity of a financial institution reflects its ability to provide funds to meet loan requests, to accommodate possible outflows of deposits and to take advantage of interest rate market opportunities. Our sources of liquidity include loan payments by our borrowers, maturity and sales of our securities available for sale, growth of our deposits and deposit equivalents, federal funds sold, our borrowings from the Federal Home Loan Bank, and our issuance of common stock. Liquidity management involves the ability to meet the cash flow requirements of our customers. Our customers may be either borrowers with credit needs or depositors wanting to withdraw funds. We feel our liquidity position is sufficient to meet these needs.

Market Risk Analysis

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of our transactions are denominated in U.S. dollars with no specific foreign exchange exposure. Macatawa Bank and Grand Bank have only limited agricultural-related loan assets, and therefore have no significant exposure to changes in commodity prices. As a result, our market risk exposure is mainly comprised of our sensitivity to interest rate risk. Our balance sheet has sensitivity, in various categories of assets and liabilities, to changes in prevailing rates in the U.S. for prime rate, mortgage rates, U.S. Treasury rates and various money market indexes. Our asset/liability management process aids us in providing liquidity while maintaining a balance between interest earning assets and interest bearing liabilities.

We use two interest rate risk measurement techniques in our interest rate risk management. The first is static gap analysis. This measures the difference between the dollar amounts of interest sensitive assets and liabilities that will be refinanced or repriced during a given time period. A significant repricing gap could result in a negative impact to our net interest margin during periods of changing market interest rates.

42 Macatawa Bank Corporation

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

The following table illustrates our interest rate repricing gaps for selected maturity periods at December 31, 2002.

Static Gap Analysis (Dollars in thousands)   0 to 3 Months   4 to 12 Months   1 to 5 Years   Over 5 Years     Total
------------------------------------------   -------------   --------------   ------------   ------------   ----------
Assets
Loans-fixed                                    $ 37,588         $ 61,937        $205,877       $ 30,890     $  336,292
Loans-variable                                  590,829            2,349          26,125          5,443        624,746
Taxable securities                                  189            5,271          63,236          3,171         71,867
Tax exempt securities                                --               --              --         18,303         18,303
Short term investments                               --               --              --             --             --
Fed funds sold                                       --               --              --             --             --
Other securities                                     --               --              --          5,391          5,391
Loan loss reserve                                    --               --              --             --        (13,472)
Cash & due from banks                                --               --              --             --         47,874
Acquisition intangibles                              --               --              --             --         27,186
Loans held for sale                                  --               --              --             --         18,726
Fixed assets                                         --               --              --             --         25,751
Other assets                                         --               --              --             --         13,919

Total assets                                   $628,606         $ 69,557        $295,238       $ 63,198     $1,176,583

Liabilities
Time deposits                                  $ 58,928         $143,926        $203,957       $  3,844     $  410,655
Savings                                          28,730               --              --             --         28,730
Other interest bearing deposits                 378,458               --              --             --        378,458
Other borrowings                                 48,936            9,454          40,429         33,014        131,833
Noninterest bearing deposits                         --               --              --             --        103,030
Other liabilities & equity                           --               --              --             --        123,877

Total liabilities & equity                     $515,052         $153,380        $244,386       $ 36,858     $1,176,583

Period gap                                     $113,554         $(83,823)       $ 50,852       $ 26,340
Cumulative gap                                 $113,554         $ 29,731        $ 80,583       $106,923
Cumulative gap/total assets                        9.65%            2.53%           6.85%          9.09%

The above table shows that total assets maturing or repricing within one year exceed liabilities maturing or repricing within one year by $29.7 million indicating that we are asset sensitive in this time horizon. However, the repricing and cash flows of various categories of assets and liabilities are subject to competitive and other influences that are beyond our control. Gap analysis also does not reflect the magnitude of interest rate changes on net interest income as a result of the various assets and liabilities shown as repriceable within twelve months. As a result, various assets and liabilities indicated above as maturing or repricing within a stated period may, in fact, mature or reprice in other periods or at different volumes.

The second interest rate risk measurement used is simulation analysis. We use a computer-based earnings simulation model to estimate the effects of various interest rate environments on the balance sheet structure and net interest income. The simulation model assesses the direction and magnitude of variations in net interest income resulting from potential changes in market interest rates. Key assumptions in the model include repayment speeds on various loan and investment assets, cash flows and maturities of interest-sensitive assets, cash flows and maturities of interest-sensitive liabilities, and changes in market conditions impacting loan and deposit pricing. We also include pricing caps and floors on discretionary priced liability products which limit both how low various checking and savings products could go under declining interest rates, as well as how high they could go in a rising interest rate environment. These caps and floors reflect our pricing philosophy in response to changing interest rates.

In running the simulation model, we first forecast the next twelve months of net interest income under an assumed environment of constant market interest rates. Next, immediate and parallel interest rate shocks are constructed in the model.

                                                           2002 Annual Report 43

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

These rate shocks reflect changes of equal magnitude to all market interest rates. The next twelve months of net interest income are then forecast under each of the rate shock scenarios. The resulting change in net interest income is an indication of the sensitivity of our earnings to directional changes in market interest rates. This model is based solely on parallel changes in market rates and does not reflect the levels of interest rate risk that may arise from other factors such as changes in the spreads between key market rates or in the shape of the Treasury yield curve. The net interest income sensitivity is monitored by the Asset/Liability Committee which evaluates the results in conjunction with acceptable interest rate risk parameters. The quarterly rate simulation results are reported to the board of directors. The simulation also measures the change in the Economic Value of Equity. This represents the change in the net present value of our assets and liabilities under the same parallel shifts in interest rates, as calculated by discounting the estimated future cash flows using a market-based discount rate. Cash flow estimates incorporate anticipated changes in prepayment speeds of loans and securities.

The following table shows the suggested impact on net interest income over the next twelve months and Economic Value of Equity based on our balance sheet as of December 31,2002.

Changes in Economic Value of Equity and Net Interest Income

                           Economic Value
                             of Equity      Percent   Net Interest   Percent
(Dollars in thousands)         (EVE)         Change      Income       Change
------------------------   --------------   -------   ------------   -------
Change in Interest Rates
200 basis point rise          $112,158        1.9%      $48,944       13.6%
100 basis point rise           112,557        2.2%       45,999        6.8%
Base-rate scenario             110,093         --        43,077         --
100 basis point decline        108,504       (1.4%)      40,176       (6.7)%
200 basis point decline        110,783        0.6%       35,434      (17.7)%

The net interest income fluctuations in the above table reiterate our asset sensitive position identified by the gap table. The acquisition of GBFC did not significantly impact our interest rate risk profile as Grand Bank's asset and liability make-up was similar to ours. If interest rates were to increase, this analysis suggests that we are well positioned for improvements in net interest income. Further, our balanced sensitivity in time horizons beyond one year results in little fluctuation in economic value of equity in the various rate shock scenarios.

In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including: the growth, composition and absolute levels of loans, deposits, and other earning assets and interest-bearing liabilities, economic and competitive conditions, potential changes in lending, investing and deposit gathering strategies, and client preferences.

Recent Regulatory Developments

Federal legislation (the Gramm-Leach-Bliley Act of 1999) eliminates many federal and state law barriers to affiliations among banks and other financial services providers. The legislation, which took effect March 11, 2000, establishes a statutory framework pursuant to which full affiliations can occur between banks and securities firms, insurance companies, and other financial companies. The legislation provides some degree of flexibility in structuring these new affiliations, although certain activities may only be conducted through a holding company structure. The legislation preserves the role of the Board of Governors of the Federal Reserve System as the umbrella supervisor for holding companies, but incorporates a system of functional regulation pursuant to which the various federal and state financial supervisors will continue to regulate the activities traditionally within their jurisdictions. The legislation specifies that banks may not participate in the new affiliations unless they are well-capitalized, well-managed and maintain a rating under the Community Reinvestment Act of 1977 of at least satisfactory among all affiliates.

We have elected to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act, effective January 9, 2002. At the present time, we have no plans to engage in any of the expanded activities permitted under the new regulations.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and are including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies, and expectations are generally identifiable by use of the words believe, expect, intend, anticipate, estimate, project, may or similar expressions. The presentation and discussion of the provision and allowance for loan losses, statements concerning future profitability or future growth or increases, are examples of inherently forward-looking statements in that they involve judgements and statements of belief as to the outcome of future events. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on our operations and future prospects include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market area and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning us and our business, including additional factors that could materially affect our financial results, is included in our filings with the Securities and Exchange Commission.

44 Macatawa Bank Corporation

                         Report of Independent Auditors

Board of Directors and Shareholders
Macatawa Bank Corporation
Zeeland, Michigan

                               [LOGO] CROWE CHIZEK

We have audited the accompanying consolidated balance sheets of Macatawa Bank Corporation as of December 31,2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Macatawa Bank Corporation at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


                                               /s/ Crowe, Chizek and Company LLP
                                               ---------------------------------
                                               Crowe, Chizek and Company LLP

Grand Rapids, Michigan
January 24, 2003

                                                           2002 Annual Report 45

                          Consolidated Balance Sheets

December 31 (Dollars in thousands)                                         2002        2001
---------------------------------------------------------------------   ----------   --------
Assets
   Cash and due from banks                                              $   47,874   $ 29,680
   Federal funds sold                                                           --      4,000
   Short term investments                                                       --        518
      Total cash and cash equivalents                                       47,874     34,198

   Securities available for sale, at fair value                             86,109     63,606
   Securities held to maturity (fair value 2002 - $4,140;2001 - $649)        4,061        710
   Federal Home Loan Bank stock                                              5,391      3,782

   Loans held for sale                                                      18,726      4,571

   Total loans                                                             961,038    545,693
   Allowance for loan losses                                               (13,472)    (7,699)
                                                                           947,566    537,994

   Premises and equipment - net                                             25,751     14,850
   Accrued interest receivable                                               4,411      3,247
   Goodwill                                                                 23,915         --
   Intangible assets                                                         3,271         --
   Other assets                                                              9,508      7,245

      Total assets                                                      $1,176,583   $670,203

Liabilities and Shareholders' Equity
   Deposits
      Noninterest-bearing                                               $  103,030   $ 60,829
      Interest-bearing                                                     817,843    465,363
            Total                                                          920,873    526,192
   Federal Home Loan Bank advances                                         106,897     75,638
   Other borrowings                                                          4,936         --
   Federal funds purchased                                                  20,000         --
   Accrued expenses and other liabilities                                    9,903      1,871
      Total liabilities                                                 $1,062,609   $603,701

   Shareholders' equity
      Preferred stock, no par value, 500,000 shares
         authorized; no shares issued and outstanding
      Common stock, no par value, 20,000,000 shares
         authorized; 7,891,502 and 5,307,201 shares
         issued and outstanding at December 31,2002
         and 2001, respectively                                            105,201      62,334
      Retained earnings                                                      5,931       3,180
      Accumulated other comprehensive income                                 2,842         988
            Total shareholders' equity                                     113,974      66,502

               Total liabilities and shareholders' equity               $1,176,583    $670,203

See accompanying notes to consolidated financial statements.

46 Macatawa Bank Corporation

                             Consolidated Statements
                                    of Income

December 31 (Dollars in thousands)                     2002      2001      2000
---------------------------------------------------   -------   -------   -------
Interest income
   Loans, including fees                              $52,687   $38,903   $31,787
   Securities                                           4,565     3,782     2,551
      Total interest income                            57,252    42,685    34,338

Interest expense
   Deposits                                            18,273    17,009    15,213
   Other                                                4,629     3,918     2,526
      Total interest expense                           22,902    20,927    17,739

Net interest income                                    34,350    21,758    16,599

Provision for loan losses                               3,321     2,285     1,931

Net interest income after provision for loan losses    31,029    19,473    14,668

Noninterest income
   Service charges and fees                             2,247     1,912     1,144
   Mortgage production revenue                          2,382     1,071       361
   Trust fees                                           2,118       659       531
   Other                                                  576        41        16
      Total noninterest income                          7,323     3,683     2,052

Noninterest expense
   Salaries and benefits                               12,838     8,359     6,865
   Occupancy expense of premises                        1,861     1,230     1,094
   Furniture and equipment expense                      2,161     1,580     1,244
   Legal and professional fees                            617       359       248
   Advertising                                            722       537       366
   Supplies                                               486       392       348
   Data processing fees                                   829       715       561
   Other                                                4,673     2,371     1,946
      Total noninterest expense                        24,187    15,543    12,672

Income before income tax expense                       14,165     7,613     4,048

Income tax expense                                      4,652     2,497       699

Net income                                            $ 9,513   $ 5,116   $ 3,349

Basic earnings per share                              $  1.29   $  1.08   $  0.87

Diluted earnings per share                            $  1.27   $  1.07   $  0.87

See accompanying notes to consolidated financial statements.

                                                           2002 Annual Report 47

                       Consolidated Statements of Changes
                             in Shareholders' Equity

                                                                                                    Accumulated
                                                                                                       Other
                                                                                        Retained   Comprehensive        Total
                                                                             Common     Earnings       Income      Shareholders'
Years Ended December 31 (Dollars in thousands)                                Stock    (Deficit)       (Loss)          Equity
-------------------------------------------------------------------------   --------   ---------   -------------   -------------
Balance, January 1, 2000                                                    $ 36,883    $(1,961)      $ (396)         $ 34,526

Net income                                                                        --      3,349           --             3,349
Other comprehensive income (loss):
   Net change in unrealized gain (loss) on securities available
      for sale, net of tax of $256                                                --         --          497               497
      Comprehensive income                                                                                               3,846
Common stock issued upon exercise of stock options (750 shares)                    7         --           --                 7
Cash dividends at $.07 per share                                                  --       (251)          --              (251)

Balance, December 31, 2000                                                    36,890      1,137          101            38,128

Net income                                                                        --      5,116           --             5,116
Other comprehensive income (loss):
   Net change in unrealized gain (loss) on securities available
      for sale, net of tax of $457                                                --         --          887               887
      Comprehensive income                                                                                               6,003
Proceeds from sale of 1,610,000 shares of common stock, net of
   offering costs                                                             23,677         --           --            23,677
Issued 107,474 shares in payment of 3% stock dividend                          1,763     (1,766)          --                (3)
Common stock issued upon exercise of stock options (412 shares)                    4         --           --                 4
Cash dividends at $.28 per share                                                  --     (1,307)          --            (1,307)

Balance, December 31, 2001                                                    62,334      3,180          988            66,502

Net income                                                                        --      9,513           --             9,513
Other comprehensive income (loss):
   Net change in unrealized gain (loss) on derivative instruments,
      net of tax of $338                                                          --         --          656               656
   Net change in unrealized gain (loss) on securities available for sale,
      net of tax of $617                                                          --         --        1,198             1,198
      Comprehensive income                                                                                              11,367
Issued 2,472,015 shares for acquisition of GBFC, adjusted for stock
   dividend                                                                   39,817         --           --            39,817
Conversion of GBFC stock options                                                 987         --           --               987
Repurchase of 115,000 shares                                                  (2,300)        --           --            (2,300)
Issued 212,355 shares in payment of 4% stock dividend                          4,270     (4,277)          --                (7)
Common stock issued upon exercise of stock options (14,931 shares)                93         --           --                93
Cash dividends at $.34 per share                                                  --     (2,485)          --            (2,485)

Balance, December 31, 2002                                                  $105,201    $ 5,931       $2,842          $113,974

See accompanying notes to consolidated financial statements.

48 Macatawa Bank Corporation

                             Consolidated Statements
                                  of Cash Flows

Years Ended December 31 (Dollars in thousands)                                    2002        2001        2000
----------------------------------------------------------------------------   ---------   ---------   ---------
Cash flows from operating activities
   Net income                                                                  $   9,513   $   5,116   $   3,349
   Adjustments to reconcile net income to net cash from operating activities
      Depreciation and amortization                                                2,368       1,473       1,232
      Provision for loan losses                                                    3,321       2,285       1,931
      Origination of loans for sale                                             (240,819)   (135,615)    (47,007)
      Proceeds from sales of loans originated for sale                           229,047     132,115      47,368
      Gain on sales of loans                                                      (2,382)     (1,071)       (362)
      Net change in
         Accrued interest receivable and other assets                              1,708      (5,289)     (3,010)
         Accrued expenses and other liabilities                                    2,086        (454)        810
            Net cash from operating activities                                     4,842      (1,440)      4,311

Cash flows from investing activities
   Loan originations and payments, net                                          (166,549)   (135,457)   (125,373)
   Purchase of FHLB stock                                                           (815)     (1,232)       (238)
   Purchases of securities held to maturity                                           --        (710)         --
   Purchases of securities available for sale                                    (29,083)    (46,690)    (19,598)
   Maturities and calls of securities available for sale                          13,584      33,030          --
   Principal paydowns on investments                                               2,469          --          --
   Cash received from acquisition of GBFC                                         21,390          --          --
   Additions to premises and equipment                                           (12,109)     (3,992)     (3,534)
      Net cash from investing activities                                        (171,113)   (155,051)   (148,743)

Cash flows from financing activities
   Net increase in deposits                                                      148,621     127,575     119,227
   Net increase (decrease) in short-term borrowings                               20,000      (6,200)      6,200
   Proceeds from other borrowings                                                  4,936          --       4,000
   Repayments on other borrowings                                                     --      (4,000)         --
   Proceeds from FHLB advances                                                    29,328      35,166      56,000
   Repayments on FHLB advances                                                   (18,239)    (10,528)    (35,000)
   Fractional shares purchased                                                        (7)         (3)         --
   Cash dividends paid                                                            (2,485)     (1,307)       (251)
   Shares repurchased                                                             (2,300)         --          --
   Proceeds from sale of stock and exercises of options                               93      23,681           7
      Net cash from financing activities                                         179,947     164,384     150,183

See accompanying notes to consolidated financial statements

(Continued)

                                                           2002 Annual Report 49

                            Consolidated Statements
                           of Cash Flows (Continued)

Years Ended December 31 (Dollars in thousands)                                   2002        2001      2000
----------------------------------------------------------------------------   ---------   -------   -------
Net change in cash and cash equivalents                                          13,676      7,893     5,751

Beginning cash and cash equivalents                                              34,198     26,305    20,554

Ending cash and cash equivalents                                               $ 47,874    $34,198   $26,305

Supplemental disclosures of cash flow information
   Cash paid during the period for
      Interest                                                                 $ 22,525    $20,984   $17,100
      Income taxes                                                                5,450      3,178     1,975

   Noncash investing and financing activities:
      GBFC acquisition:
         Securities acquired (including FHLB stock)                              11,864
         Loans acquired                                                         246,344
         Premises and equipment acquired                                            656
         Acquisition intangibles recorded                                        27,578
         Other assets acquired                                                    4,142
         Deposits assumed                                                       246,060
         Borrowings assumed                                                      20,170
         Other liabilities assumed                                                4,940
         Value of common stock issued and converted stock options                40,804

See accompanying notes to consolidated financial statements.

50 Macatawa Bank Corporation

                              Notes to Consolidated
                              Financial Statements

NOTE 1 -- Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Macatawa Bank,and its wholly-owned subsidiary, Macatawa Bank Mortgage Company; Grand Bank, and its wholly-owned subsidiary, Grand Bank Mortgage Company; and Macatawa Bank Brokerage Services, after elimination of intercompany accounts and transactions.

Nature of Operations. Macatawa Bank Corporation (the "Company") became the bank holding company for Macatawa Bank on February 23, 1998. Macatawa Bank commenced operations on November 25, 1997. The Company completed an underwritten initial public offering of common stock on April 7,1998,which resulted in net proceeds to the Company of $14.1 million. On April 30,1999,the Company had another common stock offering and sold 1,188,043 shares,raising $14.6 million. The Company completed an additional common stock offering in July 2001 and sold 1,610,000 shares, raising $23.6 million. Grand Bank became a wholly-owned subsidiary effective April 1, 2002 upon the completion of the acquisition of Grand Bank Financial Corporation (GBFC), and its results are included in the consolidated statements of income since this effective date.

Both Macatawa Bank and Grand Bank are Michigan chartered banks with depository accounts insured by the Federal Deposit Insurance Corporation. The banks operate seventeen branch offices and three lending and operational service facilities, providing a full range of commercial and consumer banking and trust services in Kent County, Ottawa County,and northern Allegan County, Michigan. Effective January 1, 2003 Grand Bank was merged into Macatawa Bank with the combined bank named Macatawa Bank. Macatawa Bank Mortgage Company and Grand Bank Mortgage Company originate and sell residential mortgage loans into the secondary market on a servicing released basis. Macatawa Bank Brokerage Services was formed in October 2001 and gained approval in June 2002 from NASD to commence operations as a broker/dealer. Macatawa Bank Brokerage Services provides various brokerage services including discount brokerage, personal financial planning and consultation regarding individual stocks and mutual funds.

The Company elected to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act, effective January 9, 2002. At the present time, the Company has no plans to engage in any of the expanded activities permitted under the new regulations.

Use of Estimates. To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided,and future results could differ. The allowance for loan losses, the fair value of intangible assets and the fair values of financial instruments are particularly subject to change.

Concentration of Credit Risk. Loans are granted to, and deposits are obtained from, customers primarily in the western Michigan area as described above. Substantially all loans are secured by specific items of collateral,including residential real estate, commercial real estate, commercial assets and consumer assets. Other financial instruments,which potentially subject the Company to concentrations of credit risk, include deposit accounts in other financial institutions.

Cash Flow Reporting. Cash and cash equivalents include cash on hand, demand deposits with other financial institutions and short-term securities (securities with maturities of equal to or less than 90 days and federal funds sold). Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

Securities. Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities available for sale consist of those securities which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported in other comprehensive income.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans. Loans are reported at the principal balance outstanding, net of the allowance for loan losses,and charge-offs. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Loans are sold servicing released, therefore no mortgage servicing right assets are established.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). Payments received on such loans are reported as principal reductions.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries, and decreased by charge-offs. Management estimates the allowance balance required based on known and inherent risks in the portfolio, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment,should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Loan impairment is reported when full payment under the loan terms is not expected. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported,net, at the present value of estimated future cash flows using the loan's

                                                           2002 Annual Report 51

                              Notes to Consolidated
                              Financial Statements

existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more,or when the internal grading system indicates a doubtful classification. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans,are collectively evaluated for impairment, and accordingly,they are not separately identified for impairment disclosures.

Foreclosed Assets. Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired,establishing a new cost basis.If fair value declines,a valuation allowance is recorded through expense.Costs after acquisition are expensed. The Company held $388,000 in foreclosed assets at December 31, 2002 and $66,000 in foreclosed assets at December 31, 2001.

Premises and Equipment. Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 40 years. Furniture,fixtures and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from three to five years. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Income Taxes. Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Fair Values of Financial Instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on-and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Earnings Per Share. Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Stock Compensation. Employee compensation expense under stock option plans is reported using the intrinsic value method. No compensation cost related to stock options was recognized during 2002, 2001 or 2000, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. Had compensation cost for stock options been measured using the fair value method, net income and basic and diluted earnings per share would have been the pro forma amounts indicated below (dollars in thousands except per share data). The pro forma effect may increase in the future if more options are granted.

                                          2002     2001     2000
                                         ------   ------   ------
Net income as reported                   $9,513   $5,116   $3,349

Pro forma net income                      9,299    5,080    3,280

Basic earnings per share as reported       1.29     1.08      .87
Pro forma basic earnings per share         1.26     1.07      .86

Diluted earnings per share as reported     1.27     1.07      .87
Pro forma diluted earnings per share       1.25     1.06      .85

Weighted-average fair value of options
   granted during the period               3.48     4.84     2.38

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

                                    2002      2001      2000
                                  -------   -------   -------
Risk-free interest rate              4.83%     4.78%     5.26%
Expected option life              7 years   7 years   7 years
Expected stock price volatility      7.29%    21.58%    26.87%
Dividend yield                       1.78%     1.79%     2.00%

Comprehensive Income. Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and unrealized gains and losses on cash flow hedges which are also recognized as separate components of equity.

Segment Reporting. The Company, through the branch network of the Banks, provides a broad range of financial services to individuals and companies in western Michigan. These services include demand, time and savings deposits, lending, ATM processing, cash management, and trust services. While the Company's management team monitors the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

52  Macatawa Bank Corporation

                              Notes to Consolidated
                              Financial Statements

Off Balance Sheet Financial Instruments. Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Loss Contingencies. Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Derivative Instruments and Hedging Activities. All derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in income currently.

Goodwill. Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Acquisition Intangibles. Acquisition intangibles consist of core deposit and acquired customer relationship intangible assets arising from acquisitions. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives.

Newly Issued But Not Yet Effective Accounting Standards. New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.

Dividend Restriction. Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders.

Reclassifications. Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 -- Acquisition

On April 1, 2002, the Company completed the acquisition of Grand Bank Financial Corporation ("GBFC"), a commercial bank headquartered in Grand Rapids, Michigan. Under the terms of this transaction, the Company acquired all of the outstanding stock of GBFC in exchange for approximately 2.5 million common shares, adjusted for the 4.0%stock dividend paid in May 2002. The value of the common shares issued was determined using the Company's quoted market price per share at the time the terms of the acquisition agreement were agreed to and announced. Further, options to acquire GBFC stock were converted to options to acquire Company stock. The value of these options for purposes of determining the total cost to the Company for the acquisition was approximately $1.0 million. Accordingly, the total cost of the transaction considering common stock and converted options was approximately $40.8 million.

The acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition. The purchase accounting fair value adjustments are being amortized under various methods and over the lives of the corresponding assets and liabilities. Goodwill recorded for the acquisition amounted to $23.9 million. Intangible assets recorded for the acquisition that are subject to amortization were as follows in thousands of dollars as of December 31, 2002:

                                      Gross    Accumulated
                                      Amount   Amortization
                                      ------   ------------
Core deposits                         $3,185      $286
Trust relationships                      478       106

The amount of goodwill recorded in this transaction relative to the smaller amounts of identified intangible assets reflects that the value of GBFC related primarily to the foundation it provides to further build our presence in the Grand Rapids market. The value of this foundation lies with the GBFC workforce, their customer service orientation and their relationships within the community. The amount of the core deposits intangible asset recorded was small relative to the total purchase price and reflects that the GBFC deposit portfolio was weighted towards higher interest rate account types.

Both the core deposits and trust relationships intangibles are being amortized on an accelerated basis over a period of ten years. Amortization expense through December 31, 2002 was $392,000. Estimated amortization expense for the next five years is as follows in thousands of dollars:

2003           $484
2004            440
2005            406
2006            378
2007            340

                                                           2002 Annual Report 53

                              Notes to Consolidated
                              Financial Statements

In conjunction with the acquisition, the fair values of significant assets and liabilities assumed were as follows as of April 1, 2002, stated in thousands of dollars:

Cash and cash equivalents          $  21,390
Securities                            11,070
Loans                                246,344
Acquisition intangibles               27,578
Deposits                            (246,060)
Other borrowings                     (20,170)

The consolidated statements of income reflect the operating results of GBFC since the effective date of the acquisition. The following table presents pro forma information for year ended December 31 as if the acquisition of GBFC had occurred at the beginning of both 2002 and 2001. The pro forma information includes adjustments for the amortization of intangibles arising from the transaction, the elimination of acquisition related expenses, and the related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations as they would have been, had the transactions been effected on the assumed dates.

Years Ended December 31 (Dollars in thousands)     2002      2001
Pro Forma                                        -------   -------
----------------------------------------------
Interest income                                  $60,780   $58,778
Interest expense                                  24,496    28,371
   Net interest income                            36,284    30,407
Provision for loan losses                          3,694     2,755
   Net interest income after provision            32,590    27,652
Noninterest income                                 8,336     7,149
Noninterest expense                               26,107    23,733
   Income before federal income tax               14,819    11,068
Federal income tax expense                         4,865     3,530
   Net income                                    $ 9,954   $ 7,538

Basic earnings per share                         $  1.25   $  1.04
Diluted earnings per share                       $  1.23   $  1.04

NOTE 3 -- Cash and Due from Banks

The Company was required to have $1,290,000 and $8,352,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2002 and 2001. These balances do not earn interest.

NOTE 4 -- Securities

The amortized cost and fair values of securities at year-end were as follows (dollars in thousands):

                                                          Gross        Gross
                               Amortized   Unrealized   Unrealized    Fair
                                  Cost       Gains        Losses     Values
                               ---------   ----------   ----------   ------
Available for Sale 2002
   U.S.Treasury securities
   and obligations of U.S.
   Government agencies          $67,747      $2,752        $ (1)     $70,498
   State and municipal bonds     15,050         611         (50)      15,611

                                $82,797      $3,363        $(51)     $86,109

Held to Maturity 2002
   U.S.Treasury securities
   and obligations of U.S.
   Government agencies          $ 1,369      $   12      $   --      $ 1,381
   State and municipal bonds      2,692          79         (12)       2,759

                                $ 4,061      $   91      $  (12)     $ 4,140

Available for Sale 2001
   U.S.Treasury securities
   and obligations of U.S.
   Government agencies          $53,875      $1,412      $   --      $55,287
   State and municipal bonds      8,234         112         (27)       8,319

                                $62,109      $1,524      $  (27)     $63,606

Held to Maturity 2001
   State and municipal bonds    $   710      $   --      $  (61)     $   649

Contractual maturities of debt securities at December 31, 2002 were as follows (dollars in thousands):

                             Held to Maturity Securities   Available for Sale Securities
                             ---------------------------   -----------------------------
                                 Amortized    Fair              Amortized     Fair
                                    Cost     Value                 Cost      Value
                                 ---------   ------             ---------   -------
Due in one year or less            $1,292    $1,304              $ 4,069    $ 4,168
Due from one to five years             76        78               60,513     63,159
Due from five to ten years            641       628                6,855      7,155
Due after ten years                 2,052     2,130               11,360     11,627

                                   $4,061    $4,140              $82,797    $86,109

54 Macatawa Bank Corporation

                             Notes to Consolidated
                              Financial Statements

There were no sales of securities for the years ended December 31, 2002, 2001 and 2000.

At December 31, 2002 and 2001, securities with a carrying value of approximately $3,052,000 and $1,000,000 were pledged as security for public deposits and for other purposes required or permitted by law. In addition, securities totaling $70,768,000 and $54,233,000 at December 31, 2002 and 2001 were used as collateral for advances from the Federal Home Loan Bank.

NOTE 5 -- Loans
Year-end loans were as follows (dollars in thousands):

                          2002       2001
                        --------   --------

Commercial              $341,370   $269,993
Commercial mortgage      356,310    133,428
Residential mortgage     133,843     67,655
Consumer                 129,515     74,617

                        $961,038   $545,693

Activity in the allowance for loan losses was as follows (dollars in thousands):

                                      2002     2001     2000
                                    -------   ------   ------
Beginning balance                   $ 7,699   $5,854   $3,995

   Balances from GBFC acquisition     3,464       --       --
   Provision for loan losses          3,321    2,285    1,931
   Loans charged-off                 (1,271)    (513)     (87)
   Recoveries                           259       73       15

Ending balance                      $13,472   $7,699   $5,854

Impaired loans were as follows (dollars in thousands):

                                                  2002     2001
                                                 ------   ------
Loans with no allocated allowance
for loan losses                                  $   --   $1,798

Loans with allocated allowance
for loan losses                                   2,477    1,821
                                                 $2,477   $3,619
Amount of the allowance
for loan losses allocated                        $  883   $  539

                                         2002     2001     2000
                                        ------   ------   ------
Average of impaired loans
during the period                       $2,594   $1,013     $472

Interest income recognized
during impairment                          144       51       33

Cash-basis interest income recognized      162       62       27


NOTE 6 -- Premises and Equipment -- Net
Year-end premises and equipment were as follows (dollars in thousands):

                                  2002      2001
                                -------   -------

Land                            $ 5,410   $ 3,819
Building                          9,399     6,596
Leasehold improvements            1,870     1,286
Furniture and equipment           9,857     6,668
Construction in progress          6,224       116
                                 32,760    18,485
Less accumulated depreciation    (7,009)   (3,635)

                                $25,751   $14,850


Depreciation expense was $1,872,000, $1,406,000 and $1,268,000 for each of the years ending December 31, 2002, 2001 and 2000.

The Banks lease certain office and branch premises and equipment under operating lease agreements. Total rental expense for all operating leases aggregated $648,000, $311,000 and $244,000 for each of the years ending December 31, 2002, 2001 and 2000. Future minimum rentals under noncancelable operating leases as of December 31, 2002 are as follows (dollars in thousands):

2003          $491
2004           222
2005           140
2006            11
2007            --

              $864

                                                           2002 Annual Report 55

                              Notes to Consolidated
                              Financial Statements

NOTE 7 -- Deposits
Deposits at year-end were as follows (dollars in thousands):

                               2002       2001
                             --------   --------

Noninterest-bearing demand   $103,030   $ 60,829
Money market                  237,636    175,835
NOW and Super NOW             140,822     71,544
Savings                        28,730     18,397
Certificates of deposit       410,655    199,587

                             $920,873   $526,192

The following table depicts the maturity distribution of certificates of deposits at December 31, 2002 (dollars in thousands):

2003         $202,564
2004          113,576
2005           66,999
2006            6,850
2007           20,438
Thereafter        228

             $410,655

The Banks had approximately $257,516,000 and $100,504,000 in time certificates of deposit, which were in denominations of $100,000 or more at December 31, 2002 and 2001.

Brokered deposits totaled approximately $107,083,000 and $11,504,000 at December 31, 2002 and 2001. At December 31, 2002 and 2001, brokered deposits had interest rates ranging from 2.10% to 7.25% and 3.0% to 7.30% respectively, and maturities ranging from one month to three years.

NOTE 8 -- Federal Home Loan Bank Advances
At year-end, advances from the Federal Home Loan Bank were as follows (dollars in thousands):

                                              2002      2001
                                            --------   -------

Maturities from March 2003 through
December 2010, rates from 1.80% to 6.95%,
averaging 5.19% at December 31, 2002        $106,897

Maturities from February 2002 through
December 2010, rates from 2.76% to 6.68%,
averaging 5.30% at December 31, 2001                   $75,638

Each advance was payable at its maturity date and contains a prepayment penalty. The advances were collateralized by securities totaling $70,768,000 and $54,233,000 and first mortgage loans totaling $95,530,000 and $65,496,000 under a blanket lien arrangement at December 31, 2002 and 2001. Advances with put options held by the Federal Home Loan Bank amounted to $41,000,000 at December 31, 2002 and 2001.

Maturities over the next five years are as follows (dollars in thousands):

2003         $ 33,454
2004           22,929
2005           17,500
2006               --
2007               --
Thereafter     33,014

             $106,897

NOTE 9 -- Other Borrowings
The Company has a $10,000,000 credit facility to provide liquidity for the parent company and additional capital for the bank subsidiaries as necessary. Maturity dates and interest rates on advances of this credit facility are as follows (dollars in thousands):

Maturity Date    Interest Rate    2002    2001
--------------   -------------   ------   ----
April 30, 2003       2.92%       $4,500   $ --

These borrowings were secured with 235,000 shares of common stock of Macatawa Bank.

NOTE 10 -- Related Party Transactions
Loans to principal officers, directors, and their affiliates were as follows (dollars in thousands):

                                          2002       2001
                                        --------   --------

Beginning balance                       $ 14,215   $ 14,239
Balances from Grand Bank acquisition       1,974         --
New loans and renewals                    15,151      8,835
Repayments and renewals                  (10,681)    (8,525)
Effect of changes in related parties          --       (334)

Ending balance                          $ 20,659   $ 14,215

Deposits from principal officers, directors, and their affiliates at December 31, 2002 and 2001 were $5,758,000 and $5,482,000.

56 Macatawa Bank Corporation

                              Notes to Consolidated
                              Financial Statements

NOTE 11 -- Stock Options

Options to buy stock are granted to officers and employees under the Employee Stock Option Plan (the Employees' Plan), which provides for issue of up to 520,000 options. Options are also granted to directors under the Directors' Stock Option Plan (the Directors' Plan), which provides for issuance of up to 146,848 options. In conjunction with the acquisition of Grand Bank Financial Corporation during the first quarter 2002, an additional 86,040 in options were authorized to exchange existing GBFC options outstanding. The exercise price is the market price at the date of grant for both plans. The maximum option term is ten years with options vesting over a one-year period for both the Employees' Plan and the Directors' Plan.

A summary of the activity in the plans is as follows:

                                                     Weighted Average
                               Options Outstanding    Exercise Price
                               -------------------   ----------------

Balance at January 1, 2000           150,282              $12.19
Granted                               25,280               11.81
Exercised                               (803)               9.34
Forfeited                                 --                  --

Balance at December 31, 2000         174,759               12.15
Granted                               26,322               16.96
Exercised                               (428)               9.62
Forfeited                               (696)              10.91

Balance at December 31, 2001         199,957               12.80
Granted                              104,830               19.31
GBFC options exchanged                86,040                4.34
Exercised                            (15,256)               6.07
Forfeited                             (5,720)              19.68

Balance at December 31, 2002         369,851              $12.85

Options outstanding at year-end 2002 were as follows:

                                           Outstanding                             Exercisable
                           ---------------------------------------------   --------------------------
                                     Weighted Average
                                        Remaining
                                     Contractual Life   Weighted Average             Weighted Average
Range of Exercise Prices   Number        in Years        Exercise Price    Number     Exercise Price
------------------------   -------   ----------------   ----------------   -------   ----------------
$2.50 - $5.00               56,262          2.0              $ 3.16         56,262        $ 3.16
$5.01 - $10.00              85,265          5.6                9.09         85,265          9.09
$10.01 - $15.00             56,024          7.1               12.80         56,024         12.80
$15.01 - $21.00            172,300          8.7               17.90         73,188         15.96

Outstanding at year end    369,851          6.7              $12.85        270,739        $10.48

                                                           2002 Annual Report 57

                              Notes to Consolidated
                              Financial Statements

NOTE 12 -- Employee Benefits

The Company sponsors a 401(k) plan which covers substantially all employees. Employees may elect to contribute to the plan from 1.0% to 15.0% of their salary subject to statutory limitations. The Company makes matching contributions equal to 100.0% of the first 3.0% of employee contributions. Effective July 1,2002 the plan was amended to establish additional Company matching contributions equal to 50.0% of employee contributions in excess of 3.0% and up to 6.0%. The Company's contribution for the years ended December 31,2002 and 2001 were approximately $294,000 and $165,000.

The Company sponsors an employee stock purchase plan which allows employees to defer after-tax payroll dollars and purchase Company stock on a quarterly basis. The Company has reserved 25,000 shares of common stock to be issued and purchased under the plan, however, the plan allows for shares to be purchased directly from the Company or on the open market.

Grand Bank has a defined benefit pension plan covering substantially all of its employees.This plan was curtailed in conjunction with the acquisition of Grand Bank effective April 1, 2002. Financial information regarding the plan was as follows subsequent to the acquisition through and as of December 31, 2002.

Benefit obligation at year-end          $(833,060)
Fair value of plan assets at year-end     805,950
Funded status                           $ (27,110)

Net benefit cost                        $  (8,567)
Employer contributions                    165,564
Benefits paid                             521,581

The weighted average discount rate used in determining the actuarial present value of the benefit obligation was 7.0% and the weighted average expected return on plan assets was 8.0%.

NOTE 13 -- Earnings Per Share

A reconciliation of the numerators and denominators of basic and diluted earnings per share are as follows (dollars in thousands except per share data):

                                                                2002         2001         2000
                                                             ----------   ----------   ----------
Basic earnings per share
   Net income                                                $    9,513   $    5,116   $    3,349
   Weighted average common shares outstanding                 7,352,671    4,757,578    3,844,201

Basic earnings per share                                     $     1.29   $     1.08   $     0.87

Diluted earnings per share
Net income                                                   $    9,513   $    5,116   $    3,349
Weighted average common shares outstanding                    7,352,671    4,757,578    3,844,201

Add: Dilutive effects of assumed exercises of stock options     112,589       38,414       15,292
Weighted average common and dilutive potential common
   shares outstanding                                         7,465,260    4,795,992    3,859,493

Diluted earnings per share                                   $     1.27   $     1.07   $     0.87

Stock options for 39,000, 24,180, and 81,411 shares of common stock were not considered in computing diluted earnings per share for December 31, 2002, 2001 and 2000 because they were antidilutive.

58 Macatawa Bank Corporation

                             Notes to Consolidated
                              Financial Statements

NOTE 14 -- Federal Income Taxes

The consolidated provision for income taxes was as follows (dollars in thousands):

                                                 2002     2001     2000
                                                ------   ------   ------
Current                                         $5,348   $3,139   $1,889
Deferred benefit                                  (696)    (642)    (534)
Change in valuation allowance                       --       --     (656)

                                                $4,652   $2,497   $  699

The difference between the financial statement tax expense and amount computed by applying the statutory federal tax rate of 34.0% to pretax income was reconciled as follows (dollars in thousands):

                                                 2002     2001     2000
                                                ------   ------   ------
Statutory rate applied to income before taxes   $4,816   $2,588   $1,376
Add (deduct)
   Tax-exempt interest income                     (187)     (90      (24)
   Change in valuation allowance                    --       --     (656)
   Other                                            23       (1)       3
                                                $4,652   $2,497   $  699

The net deferred tax asset recorded included the following amounts of deferred tax assets and liabilities (dollars in thousands):

                                                       2002      2001
                                                      -------   ------
Deferred tax asset
   Allowance for loan losses                          $ 4,364   $2,472
   Accrued expenses                                       321       38
   Organization costs                                      18       14
   Other                                                   30       21
                                                        4,733    2,545
Deferred tax liabilities
   Depreciation                                          (401)    (338)
   Purchase accounting adjustments                     (1,031)      --
   Unrealized gain on securities available for sale    (1,126)    (509)
   Unrealized gain on derivative instruments             (338)      --
   Accretion                                              (14)     (16)
   Other                                                  (20)      --
                                                       (2,930)    (863)
Net deferred tax asset                                $ 1,803   $1,682

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. Based on the levels of taxable income in the current and prior years which would be available to absorb the benefit, management has determined that no valuation allowance was required at December 31, 2002 or 2001.

NOTE 15 -- Commitments and Off-Balance-Sheet Risk

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

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk was as follows (dollars in thousands):

December 31                                      2002       2001
--------------------------------------------   --------   --------
Commitments to make loans                      $ 58,636   $ 83,272
Unused lines of credit and letters of credit    307,595    187,422

Approximately 34.0% of the Bank's commitments to make loans were at fixed rates, offered at current market rates. The majority of the variable rate commitments noted above were tied to prime and expire within 30 days. The majority of the unused lines of credit were at variable rates tied to prime.

The Bank conducts substantially all of its business operations in western Michigan.

NOTE 16 -- Hedging Activities

The Company has asset/liability management policies that include guidelines for measuring and monitoring interest rate risk. Within these guidelines, parameters have been established for maximum fluctuations in net interest income. Possible fluctuations are measured and monitored using simulation modeling. The policies provide for the use of derivative instruments and hedging activities to aid in managing interest rate risk within the policy parameters.

The Company's assets are comprised of a large portion of loans on which the interest rates are variable. As such, the Company may periodically enter into derivative financial instruments to mitigate exposure to fluctuations in cash flows resulting from changes in interest rates. Interest rate swap arrangements may be utilized to hedge against these fluctuations in cash flows.

                                                           2002 Annual Report 59

                              Notes to Consolidated
                              Financial Statements

In May 2002,the Company entered into a three-year interest rate swap arrangement that converted the variable rate cash inflows on certain loans to fixed rates of interest. This interest rate swap bears a notional amount of $20 million, pays interest to the Company at a fixed rate, and requires interest payments from the Company at a variable rate. It is anticipated that approximately $276,000,net of tax, of unrealized gains on this cash flow hedge at December 31,2002 will be reclassified to earnings over the next twelve months.

NOTE 17 -- Regulatory Matters

The Company and the Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices.

Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. For the Banks, if only adequately capitalized, regulatory approval is required to accept brokered deposits; and if undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At December 31, 2002 and 2001, actual capital levels (dollars in thousands) and minimum required levels were:

                                                             Minimum Required     To Be Well Capitalized
                                                                For Capital      Under Prompt Corrective
                                                Actual       Adequacy Purposes      Action Regulations
                                           ---------------   -----------------   -----------------------
                                           Amount    Ratio    Amount    Ratio        Amount    Ratio
                                           -------   -----    -------   -----        -------   -----
December 31, 2002
Total capital (to risk weighted assets)
   Consolidated                            $97,449    9.9%    $78,860    8.0%        $98,576   10.0%
   Macatawa Bank                            71,618   10.0      57,197    8.0          71,496   10.0
   Grand Bank                               28,879   10.7      21,628    8.0          27,035   10.0
Tier 1 capital (to risk weighted assets)
   Consolidated                             85,127    8.6      39,430    4.0          59,145    6.0
   Macatawa Bank                            62,681    8.8      28,599    4.0          42,898    6.0
   Grand Bank                               21,000    7.8      10,814    4.0          16,221    6.0
Tier 1 capital (to average assets)
   Consolidated                             85,127    7.6      44,657    4.0          55,821    5.0
   Macatawa Bank                            62,681    7.7      32,628    4.0          40,785    5.0
   Grand Bank                               21,000    7.1      11,879    4.0          14,849    5.0

December 31, 2001
Total capital (to risk weighted assets)
   Consolidated                            $72,573   12.9%    $45,175    8.0%        $56,468   10.0%
   Macatawa Bank                            58,264   10.3      45,159    8.0          56,449   10.0
Tier 1 capital (to risk weighted assets)
   Consolidated                             65,514   11.6      22,587    4.0          33,881    6.0
   Macatawa Bank                            51,208    9.1      22,579    4.0          33,869    6.0
Tier 1 capital (to average assets)
   Consolidated                             65,514   10.1      25,838    4.0          32,297    5.0
   Macatawa Bank                            51,208    7.9      25,830    4.0          32,287    5.0

The Banks were categorized as well capitalized at December 31, 2002 and 2001.

Banking regulations limit capital distributions. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At December 31, 2002 and 2001, approximately $10,947,000 and $1,815,000 was available to pay dividends to the holding company.

60 Macatawa Bank Corporation

                              Notes to Consolidated
                              Financial Statements

NOTE 18 -- Fair Values of Financial Instruments
Carrying amount and estimated fair values of financial instruments were as follows at year-end (dollars in thousands):

                                              2002                    2001
                                     ---------------------   ---------------------
                                     Carrying      Fair      Carrying      Fair
                                      Amount       Value      Amount       Value
                                     ---------   ---------   ---------   ---------
Financial assets
   Cash and cash equivalents         $  47,874   $  47,874   $  34,198   $  34,198
   Securities available for sale        86,109      86,109      63,606      63,606
   Securities held to maturity           4,061       4,140         710         649
   Federal Home Loan Bank stock          5,391       5,391       3,782       3,782
   Loans held for sale                  18,726      18,781       4,571       4,571
   Loans, net                          947,566     958,531     537,994     542,169
   Accrued interest receivable           4,411       4,411       3,247       3,247

Financial liabilities
   Deposits                           (920,873)   (928,180)   (526,192)   (528,249)
   Other borrowings                     (4,936)     (4,936)         --          --
   Federal funds purchased             (20,000)    (20,000)         --          --
   Federal Home Loan Bank advances    (106,897)   (119,110)    (75,638)    (82,432)
   Accrued interest payable             (2,858)     (2,858)     (1,266)     (1,266)

Interest rate swaps                        993         993          --          --

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of interest rate swaps is based on market prices or dealer quotes.

                                                           2002 Annual Report 61

                              Notes to Consolidated
                              Financial Statements

NOTE 19 -- Condensed Financial Statements (Parent Company Only)
Following are condensed parent company only financial statements (dollars in thousands):

Condensed Balance Sheets                                2002       2001
                                                      --------   -------
Assets
Cash and cash equivalents                             $    910   $14,011
Investment in subsidiaries                             112,996    52,296
Total loans                                              4,500        --
Other assets                                               105       196
   Total assets                                       $118,511   $66,503

Liabilities and Shareholders' Equity
Other borrowings                                      $  4,500   $    --
Other liabilities                                           37         1
Total liabilities                                        4,537         1
Shareholders' equity
   Common stock                                        105,201    62,334
   Retained earnings                                     5,931     3,180
   Accumulated other comprehensive income                2,842       988
      Total shareholders' equity                       113,974    66,502

         Total liabilities and shareholders' equity   $118,511   $66,503

Condensed Statements of Income          2002      2001      2000
                                       ------    ------    ------
Income
   Interest income                     $  121    $   --    $   --
   Dividends from subsidiaries          1,000       625        --
      Total income                      1,121       625        --

Expense
   Interest expense                       120        --        --
   Other expense                          435       387       231
      Total expense                       555       387       231

Income (loss) before income tax
   and equity in undistributed
   net income of subsidiaries             566       238      (231)

Equity in undistributed
   net income of subsidiaries           8,799     4,746     3,434

Income before income tax                9,365     4,984     3,203

Federal income tax expense (benefit)     (148)     (132)     (146)

Net income                             $9,513    $5,116    $3,349

62 Macatawa Bank Corporation

                              Notes to Consolidated
                              Financial Statements

Condensed Statements of Cash Flows (Dollars in thousands)       2002      2001      2000
-----------------------------------------------------------   --------   -------   -------
Cash flows from operating activities
   Net income                                                 $  9,513   $ 5,116   $ 3,349
   Adjustments to reconcile net income to net cash provided
      by (used in) operating activities:
      Equity in undistributed earnings of subsidiaries          (8,799)   (4,746)   (3,434)
      (Increase) decrease in other assets                           91       (51)     (146)
      Increase (decrease) in other liabilities                      36        (2)        3
         Net cash from operating activities                        841       317      (228)

Cash flows from investing activities
   Origination of loan to subsidiary                            (4,500)       --        --
   Investment in subsidiaries                                   (9,243)   (5,100)   (8,000)
      Net cash from investing activities                       (13,743)   (5,100)   (8,000)

Cash flows from financing activities
   Other borrowings                                              4,500    (4,000)    4,000
   Proceeds from issuance of common stock                           93    23,681         7
   Fractional shares purchased                                      (7)       (3)       --
   Shares repurchased                                           (2,300)
   Cash dividends paid                                          (2,485)   (1,307)     (251)
   Net cash from financing activities                             (199)   18,371     3,756

Net change in cash and cash equivalents                        (13,101)   13,588    (4,472)

Cash and cash equivalents at beginning of year                  14,011       423     4,895

Cash and cash equivalents at end of year                      $    910   $14,011   $   423

NOTE 20 -- Quarterly Financial Data (Unaudited)

                                                                                  Earnings Per Share
                                                                                  ------------------
                                               Interest   Net Interest     Net               Fully
(Dollars in thousands except per share data)    Income       Income      Income     Basic   Diluted
--------------------------------------------   --------   ------------   ------     -----   -------
2002
First quarter                                   $10,522      $6,157      $1,514     $0.28    $0.27
Second quarter                                   15,000       8,814       2,350      0.29     0.29
Third quarter                                    15,810       9,474       2,735      0.34     0.34
Fourth quarter                                   15,918       9,902       2,915      0.37     0.36

2001
First quarter                                   $10,280      $4,831      $1,091     $0.29    $0.28
Second quarter                                   10,639       5,195       1,202      0.29     0.29
Third quarter                                    11,108       5,675       1,351      0.25     0.24
Fourth quarter                                   10,658       6,057       1,472      0.27     0.26

                                                           2002 Annual Report 63

                               Board of Directors
                               and Management Team

Board of Directors of Macatawa Bank

Benj.A. Smith III*   Chairman/CEO - Macatawa Bank Corporation
                     President - Smith & Associates
Philip J. Koning*    President/CEO - Macatawa Bank
James L. Batts       Vice Chairman - Belfry Development Corporation
G.Thomas Boylan*     President - Light Metals Corporation
Jessie F. Dalman     Former Representative Michigan - House of Representatives
Robert Den Herder*   President - Premovation Audio
Wayne J. Elhart      President - Elhart Pontiac GMC Jeep;
                     Vice President - Elhart Dodge Nissan
James L. Jurries     President - Jurries Capital Management, Inc.
John F. Koetje*      Partner - John F.Koetje and Associates

*    Also serve as director of Macatawa Bank Corporation

Board of Directors of Grand Bank

Thomas Wesholski     Chairman/CEO - Grand Bank
Henry Bouma          Chairman - Lumbermen's, Inc.
Lawrence Leigh       President - Leigh's of Western Michigan, Inc.
Gary Vos             Chairman - Dan Vos Construction
Bill Hardiman        Mayor - City of Kentwood
Douglas F.Meijer     Co-Chairman - Meijer, Inc.
J.C.Huizenga         Chairman - Westwater Group
Owen Pyle Jr.        President - Concord Enterprises, Inc.
Birgit M. Klohs      President - The Right Place Program
Dana E. Sommers      President - The Grotenhuis Group
Harvey J. Koning     President - Grand Oldsmobile
Gordon L. Stauffer   President - Northland Corporation

Bank Management Team

Philip J. Koning     President/CEO - Macatawa Bank
Thomas Wesholski     Chairman/CEO - Grand Bank
Kenneth J. Hoexum    President/COO - Grand Bank
Jon Swets            Senior Vice President/Chief Financial
                     Officer - Macatawa Bank
Ray D. Tooker        Senior Vice President Loan Administration - Macatawa Bank
Jill A. Walcott      Senior Vice President Branch Administration - Macatawa Bank
Richard D. Wieringa  Senior Vice President Commercial Loans - Macatawa Bank
Brian Downs          Senior Vice President Trust - Grand Bank
Vicki K. DenBoer     Vice President Consumer Loans - Macatawa Bank
Linda Elenbaas       Vice President Operations and Technology - Macatawa Bank
Steven L. Germond    Vice President/Financial Officer - Grand Bank
Colette S. Neumann   Vice President Controller - Macatawa Bank
Judith A. Swanson    Vice President Human Resources - Macatawa Bank
Sandy Tanis          Vice President Trust Operations - Macatawa Bank

Macatawa Bank Branch Locations

Allendale            6299 Lake Michigan Drive - 616.895.9892
Byron Center         8233 Byron Center Avenue, Suite Q - 616.583.2244
Douglas              132 South Washington - 269.857.8398
Grand Rapids         4590 Cascade Road, SE - 616.942.3710
Grandville           4471 Wilson Avenue, SW - 616.531.2209
Hamilton             4758 136th Avenue - 269.751.2505
Holland              139 East 8th Street - 616.820.1320
                     701 Maple Avenue - 616.820.1330
                     489 Butternut Drive - 616.786.9555
                     699 East 16th Street - 616.393.8527
                     20 E.Lakewood Boulevard - 616.594.2100
Hudsonville          3526 Chicago Drive - 616.379.1375
Jenison              2020 Baldwin Street - 616.662.5419
Wyoming              5271 Clyde Park Avenue, SW - 616.531.0051
Zeeland              51 East Main - 616.748.9491
                     41 North State Street - 616.748.9847

Grand Bank Location

Grand Rapids         126 Ottawa Avenue, NW - 616.235.7000

Administrative Offices
160 South Waverly Road, Holland - 616.820.1444

Trust Department
106 East 8th Street, Holland - 616.820.1350
126 Ottawa Avenue, NW, Grand Rapids - 616.235.7000

Commercial Lending Center
348 South Waverly Road, 2-D, Holland - 616.820.1438

Retail Lending Center
348 South Waverly Road, 2-A, Holland - 616.393.0583

64 Macatawa Bank Corporation

                                 Corporate Data

Quarterly Stock Price Information

The Company's common stock has been quoted on the Nasdaq National Market since May 17, 2001. Previous to that, the stock was traded on the Nasdaq SmallCap Market. High and low sales prices (as reported on the Nasdaq National Market) for each quarter for the years ended December 31, 2002 and 2001, are set forth in the table below. This information has been restated for the 3% stock dividend paid in May 2001 and the 4% stock dividend paid in May 2002.

                      2002              2001
                 ---------------   ---------------
                  High     Low      High     Low
                 ------   ------   ------   ------
Quarter
First Quarter    $20.87   $18.13   $14.00   $12.60
Second Quarter   $21.74   $18.46   $17.31   $13.53
Third Quarter    $21.50   $17.00   $17.55   $15.32
Fourth Quarter   $20.85   $17.14   $18.51   $15.14

On February 26, 2003 there were approximately 749 owners of record and, in addition, approximately 0000 beneficial owners of the Company's common stock.

The Company declared its first cash dividend, amounting to $.07 per share, during the fourth quarter of 2000. Quarterly cash dividends totaling $.28 were paid during 2001, and a 3% stock dividend was declared during the second quarter of 2001. Quarterly cash dividends totaling $.34 were paid during 2002, and a 4% stock dividend was declared during the second quarter of 2002.

Shareholder Information

Administrative Offices    10717 Paw Paw Drive, Holland, MI 49424 - 616.820.1444

Annual Meeting            Ridgepoint Community Church, 340 - 104th Avenue
                          Holland, MI 49423
                          Date: April 24, 2003
                          Time: 10:00 a.m.

Investor Relations and Form 10-K

Questions regarding corporate earnings releases, financial information, and other investor data should be addressed to:

                          Macatawa Bank
                          10717 Paw Paw Drive
                          Holland, MI 49424
                          616.820.1435

Forms 10-K, 10-Q and others can be accessed through our website at www.macatawabank.com.

Transfer Agent            Registrar and Transfer Company
                          10 Commerce Drive,
                          Cranford, New Jersey 07016-3572
                          1.800.368.5948
                          E-mail Info@RTCo.com
                          Internet www.RTCO.com

General Counsel           Varnum, Riddering, Schmidt & Howlett LLP

Independent Auditor       Crowe, Chizek and Company LLP

Online Information

For the most current news releases and Macatawa Bank Corporation financial reports and product information, visit our website at www.macatawabank.com.