Form 10-K, Exhibit 13
period 2004-12-31
MACATAWA BANK CORP
filed 2005-03-11
CIK 1053584

Exhibit 13

Selected Consolidated Financial Data
The following selected consolidated financial and other data are derived from the Company’s Financial Statements and should be read with the Consolidated Financial Statements and Notes thereto, and Management’s Discussion and Analysis of Results of Operations and Financial Condition. The Consolidated Balance Sheets as of December 31, 2004 and 2003, and the Consolidated Statements of Income for the years ended December 31, 2004, 2003, and 2002, are included elsewhere in this Annual Report.

(Dollars in thousands, except share and per share data)	As of and For the Year Ended December 31

	2004	2003	2002	2001	2000

Financial Condition
Total assets	$1,672,606	$1,401,111	$1,176,583	$670,203	$499,813
Securities	139,801	109,673	90,170	64,316	48,669
Loans	1,396,387	1,157,107	961,038	545,693	410,676
Deposits	1,351,516	1,109,399	920,873	526,192	398,617
FHLB Advances	123,985	145,680	106,897	75,638	51,000
Shareholders' equity	129,074	121,900	113,974	66,502	38,128

Share Information*
Basic earnings per common share	$1.45	$1.34	$1.17	$.98	.79
Diluted earnings per common share	1.42	1.32	1.16	.97	.79
Book value per common share	14.63	13.87	13.10	10.93	9.00
Dividends per common share	.50	.40	.31	.25	.06
Weighted average dilutive shares outstanding	8,973,053	8,912,741	8,230,449	5,287,582	4,255,091
Shares outstanding at end of period	8,823,902	8,788,577	8,700,381	6,085,236	4,238,739

Operations
Interest income	$78,329	$64,435	$57,252	$42,685	$34,338
Interest expense	26,309	22,341	22,902	20,927	17,739
Net interest income	52,020	42,094	34,350	21,758	16,599
Provision for loan losses	7,890	4,105	3,321	2,285	1,931
Net interest income after provision
for loan losses	44,130	37,989	31,029	19,473	14,668
Total noninterest income	10,042	10,154	7,877	3,683	2,052
Total noninterest expense	35,400	30,575	24,741	15,543	12,672
Income before tax	18,772	17,568	14,165	7,613	4,048
Federal income tax	5,996	5,788	4,652	2,497	699
Net income	$12,776	$11,780	$9,513	$5,116	$3,349

Performance Ratios
Return on average equity	10.15%	9.91%	9.46%	9.58%	9.31%
Return on average assets	.83%	.94%	.95%	.88%	.80%
Yield on average interest-earning assets	5.47%	5.55%	6.16%	7.82%	8.85%
Cost on average interest-bearing liabilities	2.07%	2.19%	2.82%	4.39%	5.20%
Average net interest spread	3.40%	3.36%	3.34%	3.43%	3.65%
Average net interest margin	3.64%	3.63%	3.69%	3.98%	4.18%
Efficiency ratio	57.04%	58.52%	58.59%	61.09%	67.95%

Capital Ratios
Equity to assets	7.72%	8.70%	9.69%	9.92%	7.63%
Total risk-based capital ratio	11.02%	10.92%	9.89%	12.85%	10.36%

Credit Quality Ratios
Allowance for loan losses to total loans	1.38%	1.39%	1.40%	1.41%	1.43%
Nonperforming assets to total assets	.35%	.32%	.28%	.36%	.04%
Net charge-offs to average loans	.37%	.14%	.12%	.09%	.02%
*Retroactively adjusted to reflect the effect of all stock dividends.

Quarterly Financial Data (unaudited)

A summary of selected quarterly results of operations for the years ended December 31, 2004 and 2003 follows:

(Dollars in thousands, except share and per share data)	Three Months Ended

	March 31	June 30	September 30	December 31

2004
Interest income	$17,305	$18,636	$20,345	$22,043
Net Interest income	11,392	12,570	13,619	14,439
Provision for loan losses	1,225	1,440	3,900	1,325
Income before income tax expense	4,208	4,948	3,047	6,569
Net income	2,866	3,346	2,116	4,448

Net income per share
Basic	0.33	0.38	0.24	0.50
Diluted	0.32	0.37	0.24	0.49

2003
Interest income	$15,408	$15,885	$16,373	$16,768
Net Interest income	9,608	10,287	10,936	11,263
Provision for loan losses	995	870	1,040	1,200
Income before income tax expense	4,238	4,395	4,572	4,363
Net income	2,810	2,932	3,063	2,975

Net income per share
Basic	.32	.33	.35	.34
Diluted	.32	.33	.34	.33

MANAGEMENT’S REPORT ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the company’s management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Company management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we believe that, as of December 31, 2004, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent auditors have issued an audit report on our assessment of the Company’s internal control over financial reporting.

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Macatawa Bank Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Macatawa Bank Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Macatawa Bank Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Macatawa Bank Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Macatawa Bank Corporation as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004 and our report dated February 21, 2005 expressed an unqualified opinion on those consolidated financial statements.

Crowe Chizek and Company LLC

Grand Rapids, Michigan
February 21, 2005

F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Macatawa Bank Corporation
Holland, Michigan

We have audited the accompanying consolidated balance sheets of Macatawa Bank Corporation as of December 31, 2004 and 2003, and the related statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Macatawa Bank Corporation at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Macatawa Bank Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2005 expressed an unqualified opinion thereon.

Crowe Chizek and Company LLC

Grand Rapids, Michigan
February 21, 2005

F-4

MACATAWA BANK CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(Dollars in thousands)

	2004	2003

ASSETS
Cash and due from banks	$31,711	$41,633
Federal funds sold	0	18,414

Total cash and cash equivalents	31,711	60,047

Securities available for sale, at fair value	137,249	107,049
Securities held to maturity (fair value 2004 - $2,662,
2003 - $2,701)	2,552	2,624
Federal Home Loan Bank (FHLB) stock	12,239	8,793
Loans held for sale	3,150	4,054
Total loans	1,396,387	1,157,107
Allowance for loan losses	(19,251)	(16,093)

	1,377,136	1,141,014
Premises and equipment - net	45,784	38,713
Accrued interest receivable	6,395	5,095
Goodwill	23,915	23,915
Acquisition intangibles	2,347	2,787
Bank-owned life insurance	20,157	0
Other assets	9,971	7,020

Total assets	$1,672,606	$1,401,111

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Noninterest-bearing	$149,104	$139,557
Interest-bearing	1,202,412	969,842

Total	1,351,516	1,109,399
Federal funds purchased	22,131	0
FHLB advances	123,985	145,680
Long-term debt	41,238	19,655
Accrued expenses and other liabilities	4,662	4,477

Total liabilities	1,543,532	1,279,211

Shareholders' equity
Preferred stock, no par value, 500,000 shares
authorized; no shares issued and outstanding
Common stock, no par value, 20,000,000 shares
authorized; 8,823,902 and 8,370,073 shares
issued and outstanding at December 31, 2004
and 2003, respectively	124,389	114,568
Retained earnings	4,277	5,300
Accumulated other comprehensive income	408	2,032

Total shareholders' equity	129,074	121,900

Total liabilities and shareholders' equity	$1,672,606	$1,401,111

See accompanying notes to consolidated financial statements.	F-5

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2004, 2003 and 2002
(Dollars in thousands)

	2004	2003	2002

Interest income
Loans, including fees	$72,583	$59,775	$52,687
Securities
Taxable	3,528	3,237	3,476
Tax-exempt	1,727	1,067	620
FHLB stock	430	338	289
Federal funds sold and other short-term investments	61	18	180

Total interest income	78,329	64,435	57,252

Interest expense
Deposits	19,071	16,970	18,273
FHLB advances	5,223	4,676	4,407
Long-term debt	1,659	507	120
Federal funds purchased and other borrowings	356	188	102

Total interest expense	26,309	22,341	22,902

Net interest income	52,020	42,094	34,350

Provision for loan losses	7,890	4,105	3,321

Net interest income after provision for loan losses	44,130	37,989	31,029

Noninterest income
Service charges and fees	2,962	2,564	2,247
Gain on sales of loans	2,207	3,746	2,382
Trust fees	2,945	2,480	2,118
Other	1,928	1,364	1,130

Total noninterest income	10,042	10,154	7,877

Noninterest expense
Salaries and benefits	19,206	16,371	12,838
Occupancy of premises	2,653	2,342	1,861
Furniture and equipment	2,768	2,588	2,161
Legal and professional fees	679	763	617
Marketing and promotion	1,210	946	722
Supplies	551	595	486
Data processing fees	1,074	799	829
Other	7,259	6,171	5,227

Total noninterest expenses	35,400	30,575	24,741

Income before income tax expense	18,772	17,568	14,165

Income tax expense	5,996	5,788	4,652

Net income	$12,776	$11,780	$9,513

Basic earnings per share	$1.45	$1.34	$1.17

Diluted earnings per share	$1.42	$1.32	$1.16

Cash dividends per share	$.50	$.40	$.31

See accompanying notes to consolidated financial statements.	F-6

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2004, 2003 and 2002
(Dollars in thousands)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity

Balance, January 1, 2002	$62,334	$3,180	$988	$66,502

Net income		9,513		9,513

Other comprehensive income (loss):
Net change in unrealized gain (loss)
on derivative instruments, net
of tax of $338			656	656

Net change in unrealized gain (loss)
on securities available for sale, net
of tax of $617			1,198	1,198

Comprehensive income				11,367

Issued 2,472,015 shares for acquisition of
GBFC, adjusted for stock dividend	39,817			39,817

Conversion of GBFC stock options	987			987

Repurchase of 115,000 shares	(2,300)			(2,300)

Issued 212,355 shares in payment of
4% stock dividend	4,270	(4,277)		(7)

Issued 14,931 shares for stock
option exercises	93			93

Cash dividends at $.31 per share		(2,485)		(2,485)

Balance, December 31, 2002	105,201	5,931	2,842	113,974

Net income		11,780		11,780

Other comprehensive income (loss):
Net change in unrealized gain (loss)
on derivative instruments, net
of tax of ($13)			(25)	(25)

Net change in unrealized gain (loss)
on securities available for sale, net
of tax of ($423)			(785)	(785)

Comprehensive income				10,970

Issued 397,664 shares in payment of
5% stock dividend	8,926	(8,940)		(14)

Issued 80,907 shares for stock
option exercises	441			441

Cash dividends at $.40 per share		(3,471)		(3,471)

Balance, December 31, 2003	114,568	5,300	2,032	121,900

See accompanying notes to consolidated financial statements.	F-7

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
Years ended December 31, 2004, 2003 and 2002
(Dollars in thousands)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity

Net income		12,776		12,776

Other comprehensive income (loss):
Net change in unrealized gain (loss)
on derivative instruments, net
of tax of ($366)			(679)	(679)

Net change in unrealized gain (loss)
on securities available for sale, net
of tax of ($509)			(945)	(945)

Comprehensive income				11,152

Issued 418,263 shares in payment of
5% stock dividend	9,330	(9,355)		(25)

Issued 35,566 shares for stock option exercises
(net of 5,249 shares exchanged and $97 of
tax benefit)	491			491

Cash dividends at $.50 per share		(4,444)		(4,444)

Balance, December 31, 2004	$124,389	$4,277	$408	$129,074

See accompanying notes to consolidated financial statements.	F-8

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2004, 2003 and 2002
(Dollars in thousands)

	2004	2003	2002

Cash flows from operating activities
Net income	$12,776	$11,780	$9,513
Adjustments to reconcile net income
to net cash from operating activities
Depreciation and amortization	2,971	2,703	2,368
Provision for loan losses	7,890	4,105	3,321
Origination of loans for sale	(141,661)	(305,612)	(240,819)
Proceeds from sales of loans originated for sale	144,772	324,030	229,047
Gain on sales of loans	(2,207)	(3,746)	(2,382)
Net change in
Accrued interest receivable and other assets	(3,446)	1,780	1,708
Bank-owned life insurance	(157)	0	0
Accrued expenses and other liabilities	1,157	(5,057)	2,086

Net cash from operating activities	22,095	29,983	4,842

Cash flows from investing activities
Loan originations and payments, net	(245,862)	(197,553)	(166,549)
Purchase of FHLB stock	(3,446)	(3,402)	(815)
Purchases of securities available for sale	(68,554)	(42,687)	(29,083)
Maturities and calls of securities available for sale	36,574	19,273	13,584
Principal paydowns on securities	413	2,839	2,469
Cash received from acquisition of GBFC	0	0	21,390
Purchase of bank-owned life insurance	(20,000)	0	0
Additions to premises and equipment	(9,617)	(15,264)	(12,109)

Net cash from investing activities	(310,492)	(236,794)	(171,113)

Cash flows from financing activities
Net increase in deposits	242,117	188,526	148,621
Net increase (decrease) in short-term borrowings	22,131	(20,000)	20,000
Proceeds from long-term debt and other borrowings	21,583	19,655	4,936
Repayments on other borrowings	0	(4,500)	0
Proceeds from FHLB advances	339,000	128,500	29,328
Repayments on FHLB advances	(360,695)	(90,153)	(18,239)
Fractional shares purchased	(25)	(14)	(7)
Cash dividends paid	(4,444)	(3,471)	(2,485)
Shares repurchased	0	0	(2,300)
Proceeds from exercises of stock options	394	441	93

Net cash from financing activities	260,061	218,984	179,947

Net change in cash and cash equivalents	(28,336)	12,173	13,676

Beginning cash and cash equivalents	60,047	47,874	34,198

Ending cash and cash equivalents	$31,711	$60,047	$47,874

Supplemental cash flow information:
Interest paid	$25,816	$22,915	$22,525
Income taxes paid	6,525	6,400	5,450

See accompanying notes to consolidated financial statements.	F-9

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
Years ended December 31, 2004, 2003 and 2002
(Dollars in thousands)

	2004	2003	2002

Supplemental noncash disclosures:
Transfers from loans to other real estate	1,850	753	388

GBFC acquisition:
Securities acquired (including FHLB stock)			11,864
Loans acquired			246,344
Premises and equipment acquired			656
Acquisition intangibles recorded			27,578
Other assets acquired			4,142
Deposits assumed			(246,060)
Borrowings assumed			(20,170)
Other liabilities assumed			(4,940)
Value of common stock issued and converted stock options			(40,804)

See accompanying notes to consolidated financial statements.	F-10

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Macatawa Bank, and its wholly-owned subsidiary, Macatawa Bank Mortgage Company; and Macatawa Investment Services, Inc. Upon the completion of the acquisition of Grand Bank Financial Corporation (GBFC), Grand Bank became a wholly owned subsidiary effective April 1, 2002, and its results are included in the consolidated statements of income since this effective date. Effective January 1, 2003 Grand Bank was merged into Macatawa Bank with the combined bank named Macatawa Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company also owns all of the common stock of Macatawa Statutory Trust I and Macatawa Statutory Trust II. These are grantor trusts that issued trust preferred securities and, as discussed in a separate note, were previously consolidated with the Company and now reported separately.

Nature of Operations: Macatawa Bank is a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation. The bank operates 22 full service branch offices providing a full range of commercial and consumer banking and trust services in Kent County, Ottawa County, and northern Allegan County, Michigan. Macatawa Bank Mortgage Company originates and sells residential mortgage loans into the secondary market on a servicing released basis. Macatawa Investment Services was formed in October 2001 and gained approval in June 2002 from the NASD to commence operations as a broker/dealer. Macatawa Investment Services provides various brokerage services including discount brokerage, personal financial planning and consultation regarding individual stocks and mutual funds. Macatawa Statutory Trust I and Macatawa Statutory Trust II are grantor trusts that were established on July 15, 2003 and March 18, 2004 through which trust preferred securities were issued.

The Company elected to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act, effective January 9, 2002. At the present time, the Company has no plans to engage in any of the expanded activities permitted under the new regulations.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, the fair value of intangible assets, the status of contingencies and the fair values of financial instruments are particularly subject to change.

Concentration of Credit Risk: Loans are granted to, and deposits are obtained from, customers primarily in the western Michigan area as described above. Substantially all loans are secured by specific items of collateral, including residential real estate, commercial real estate, commercial assets and consumer assets. Other financial instruments, which potentially subject the Company to concentrations of credit risk, include deposit accounts in other financial institutions.

Cash Flow Reporting: Cash and cash equivalents include cash on hand, demand deposits with other financial institutions and short-term securities (securities with maturities of equal to or less than 90 days and federal funds sold). Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

(Continued)	F-11

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities available for sale consist of those securities which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported in other comprehensive income. Federal Home Loan Bank stock is carried at cost.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level yield method without anticipating prepayments. Gains and losses on sales are based on the amortized cost of the security sold. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans: Loans are reported at the principal balance outstanding, net of the allowance for loan losses, and charge-offs. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Loans are sold servicing released, therefore no mortgage servicing right assets are established.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term using the level yield method without anticipating prepayments. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). Consumer loans are typically charged-off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

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

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries, and decreased by charge-offs, less recoveries. Management estimates the allowance balance required based on known and inherent risks in the portfolio, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Loan impairment is reported when full payment under the loan terms is not expected. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. The Company held $1,850,000 in foreclosed assets at December 31, 2004 and $464,000 in foreclosed assets at December 31, 2003.

(Continued)	F-12

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 5 years. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Bank-Owned Life Insurance: The Bank has purchased life insurance policies on certain officers. Bank-owned life insurance is recorded at its cash surrender value. Changes in cash surrender value are recorded in other income.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on-and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Stock Compensation: Employee compensation expense under stock option plans is reported using the intrinsic value method. No compensation cost related to stock options was recognized during 2004, 2003 or 2002, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. Had compensation cost for stock options been measured using the fair value method, net income and basic and diluted earnings per share would have been the pro forma amounts indicated below (dollars in thousands except per share data). The pro forma effect may increase in the future if more options are granted.

	2004	2003	2002

Net income as reported	$12,776	$11,780	$9,513
Deduct: Stock-based compensation expense
using fair value method	(243)	(211)	(214)

Pro forma net income	$12,533	$11,569	$9,299

Basic earnings per share as reported	$1.45	$1.34	$1.17
Pro forma basic earnings per share	1.42	1.32	1.15
Diluted earnings per share as reported	1.42	1.32	1.16
Pro forma diluted earnings per share	1.40	1.30	1.13
Weighted-average fair value of options
granted during the period	3.55	3.47	3.31

(Continued)	F-13

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2004		2003		2002

Risk-free interest rate	3.89%		4.16%		4.83%
Expected option life	7 yea	rs	7 yea	rs	7 yea	rs
Expected stock price volatility	23.38%		24.08%		25.25%
Dividend yield	2.08%		1.83%		1.78%

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and unrealized gains and losses on cash flow hedges which are also recognized as separate components of equity.

Segment Reporting: The Company, through the branch network of the Bank, provides a broad range of financial services to individuals and companies in western Michigan. These services include demand, time and savings deposits; lending; ATM processing; cash management; and trust services. While the Company’s management team monitors the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment.

Off Balance Sheet Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Derivative instruments and hedging activities: All derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in income currently.

Goodwill: Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Acquisition Intangibles: Acquisition intangibles consist of core deposit and acquired customer relationship intangible assets arising from acquisitions. They are initially measured at fair value and then are amortized on an accelerated method with estimated useful lives of ten years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

(Continued)	F-14

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently-Issued Standards Not Yet Adopted:

FAS 123, Revised, requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified after the first quarter or year beginning after June 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. Existing options that will vest after adoption date are expected to result in additional compensation expense of approximately $86,000 during the balance of 2005. There will be no significant effect on financial position as total equity will not change.

SOP 03-3 requires that a valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. It applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made. The effect of this standard on the Company’s financial position and results of operations is not expected to be material upon and after adoption.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

(Continued)	F-15

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 2 – CASH AND DUE FROM BANKS

The Company was required to have $2,670,000 and $1,469,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2004 and 2003. These balances do not earn interest.

NOTE 3 — SECURITIES

The amortized cost and fair values of securities at year-end were as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Values

Available for Sale 2004
U.S. Treasury and federal
agency securities	$91,394	$447	$(442)	$91,399
State and municipal bonds	45,152	907	(209)	45,850

	$136,546	$1,354	$(651)	$137,249

Held to Maturity 2004
State and municipal bonds	$2,552	$110	$0	$2,662

	$2,552	$110	$0	$2,662

Available for Sale 2003
U.S. Treasury and federal
agency securities	$74,804	$1,535	$(114)	$76,225
State and municipal bonds	30,088	945	(209)	30,824

	$104,892	$2,480	$(323)	$107,049

Held to Maturity 2003
State and municipal bonds	$2,624	$77	$0	$2,701

	$2,624	$77	$0	$2,701

Securities with unrealized losses at year-end 2004 and 2003, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total

Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

December 31, 2004

U.S. Treasury and federal
agency securities	$32,610	$(389)	$1,947	$(53)	$34,557	$(442)
State and municipal bonds	10,870	(209)	0	0	10,870	(209)

Total temporarily impaired	$43,480	$(598)	$1,947	$(53)	$45,427	$(651)

(Continued)	F-16

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 3 – SECURITIES (Continued)

	Less than 12 Months		12 Months or More		Total

Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

December 31, 2003

U.S. Treasury and federal
agency securities	$7,886	$(114)	$0	$0	$7,886	$(114)
State and municipal bonds	8,160	(209)	0	0	8,160	(209)

Total temporarily impaired	$16,046	$(323)	$0	$0	$16,046	$(323)

For unrealized losses on available for sale securities, no loss has been recognized into income because management has the intent and ability to hold these securities for the foreseeable future and the declines are largely due to differences in market interest rates as compared to those of the underlying securities. The declines in fair value are considered temporary and are expected to recover as the bonds approach their maturity date.

Contractual maturities of debt securities at December 31, 2004 were as follows (dollars in thousands):

	Held-to-Maturity Securities		Available-for-Sale Securities

	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due in one year or less	$0	$0	$4,017	$4,057
Due from one to five years	0	0	83,037	83,025
Due from five to ten years	517	519	14,687	15,213
Due after ten years	2,035	2,143	34,805	34,954

	$2,552	$2,662	$136,546	$137,249

There were no sales of securities for the years ended December 31, 2004, 2003 and 2002.

At December 31, 2004 and 2003, securities with a carrying value of approximately $1,000,000 were pledged as security for public deposits and for other purposes required or permitted by law. In addition, securities totaling $90,392,000 and $75,192,000 at December 31, 2004 and 2003 were used as collateral for advances from the Federal Home Loan Bank.

NOTE 4 — LOANS

Year-end loans were as follows (dollars in thousands):

	2004	2003

Commercial	$338,398	$312,131
Commercial mortgage	676,637	536,884
Residential mortgage	218,999	172,647
Consumer	162,353	135,445

	$1,396,387	$1,157,107

(Continued)	F-17

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 4 – LOANS (Continued)

Activity in the allowance for loan losses was as follows (dollars in thousands):

	2004	2003	2002

Beginning balance	$16,093	$13,472	$7,699
Balances from GBFC acquisition	0	0	3,464
Provision for loan losses	7,890	4,105	3,321
Loans charged-off	(4,945)	(1,545)	(1,271)
Recoveries	213	61	259

Ending balance	$19,251	$16,093	$13,472

In 2004, loans charged-off included $2,800,000 related to one borrower whose loans with the Bank totaled approximately $5,900,000. These loans became impaired due to fraud perpetrated by the borrower. After this charge-off, approximately $3,100,000 of the loan balances remained outstanding. Subsequent to the charge-off, proceeds from the liquidation of certain collateral and payments on outstanding receivables have brought the balance to approximately $2,300,000 at December 31, 2004. This remaining loan balance is included in impaired loans at December 31, 2004.

Impaired loans were as follows (dollars in thousands):

	2004	2003

Loans with no allocated allowance for loan losses	0	807
Loans with allocated allowance for loan losses	3,215	2,533

	$3,215	$3,340

Amount of the allowance for loan losses allocated	$923	$792

	2004	2003	2002

Average of impaired loans during the period	$3,329	$2,583	$2,594
Interest income recognized during impairment	0	154	144
Cash-basis interest income recognized	0	117	162

Nonperforming loans were as follows at year-end:

	2004	2003

Loans past due over 90 days still on accrual	$772	$2,308
Nonaccrual loans	3,249	1,717

	$4,021	$4,025

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

(Continued)	F-18

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 5 — PREMISES AND EQUIPMENT — NET

Year-end premises and equipment were as follows (dollars in thousands):

	2004	2003

Land	$9,265	$8,302
Building	27,703	21,785
Leasehold improvements	1,431	1,801
Furniture and equipment	13,320	12,863
Construction in progress	3,424	2,551

	55,143	47,302

Less accumulated depreciation	(9,359)	(8,589)

	$45,784	$38,713

Depreciation expense was $2,546,000, $2,301,000 and $1,872,000 for each of the years ending December 31, 2004, 2003 and 2002.

The Bank leases certain office and branch premises and equipment under operating lease agreements. Total rental expense for all operating leases aggregated $452,000, $586,000 and $648,000 for each of the years ending December 31, 2004, 2003 and 2002. Future minimum rental expense under noncancelable operating leases as of December 31, 2004 is as follows (dollars in thousands):

2005	$335
2006	151
2007	33
2008	6
2009	3

$528

NOTE 6 – ACQUISITION INTANGIBLES

Intangible assets recorded for the April 1, 2002 acquisition of Grand Bank Financial Corporation that are subject to amortization were as follows in thousands of dollars as of December 31, 2004:

	Gross Amount	Accumulated Amortization

Core deposits	$3,185	$1,020
Trust relationships	478	296

Both the core deposits and trust relationships intangibles are being amortized on an accelerated basis over a period of ten years. Amortization expense for the years ended December 31, 2004, 2003 and 2002 was $440,000, $484,000 and $392,000. Estimated amortization expense for the next five years is as follows (dollars in thousands):

2005	$406
2006	378
2007	340
2008	315
2009	297

(Continued)	F-19

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 7 — DEPOSITS

Deposits at year-end were as follows (dollars in thousands):

	2004	2003

Noninterest-bearing demand	$149,104	$139,557
Money market	514,415	355,271
NOW and Super NOW	169,179	148,682
Savings	38,494	37,004
Certificates of deposit	480,324	428,885

	$1,351,516	$1,109,399

The following table depicts the maturity distribution of certificates of deposits at December 31, 2004 (dollars in thousands):

2005	$340,778
2006	59,820
2007	33,988
2008	41,487
2009	4,251
Thereafter	0

$480,324

Approximately $331,677,000 and $272,492,000 in time certificates of deposit were in denominations of $100,000 or more at December 31, 2004 and 2003.

Brokered deposits totaled approximately $151,789,000 and $112,624,000 at December 31, 2004 and 2003. At December 31, 2004 and 2003, brokered deposits had interest rates ranging from 1.50% to 5.25% and 1.35% to 5.25%, respectively, and maturities ranging from one month to forty-six months.

(Continued)	F-20

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 8 — FEDERAL HOME LOAN BANK ADVANCES

At year-end, advances from the Federal Home Loan Bank were as follows (dollars in thousands):

Principal Terms	Advance Amount	Range of Maturities	Weighted Average Interest Rate

December 31, 2004

Single maturity fixed rate advances	$72,100	January 2005 to October 2007	3.03%
Putable advances	41,000	January 2005 to December 2010	5.98%
Amortizable mortgage advances	10,885	February 2008 to July 2018	3.93%

	$123,985

December 31, 2003

Single maturity fixed rate advances	$67,173	January 2004 to January 2006	2.85%
Putable advances	41,000	January 2005 to December 2010	5.98%
Short-term variable	25,000	May 2004 to July 2004	1.11%
Amortizable mortgage advances	12,507	February 2008 to July 2018	3.98%

	$145,680

Each advance is payable at its maturity date and contains a prepayment penalty. Putable advances are fixed rate advances that can be changed to a variable rate at the option of the FHLB. If the FHLB exercises that option, these advances may be repaid without penalty. These advances were collateralized by securities totaling $90,392,000 and $75,192,000 at December 31, 2004 and 2003, and residential and commercial real estate loans totaling $757,502,000 and $598,214,000 under a blanket lien arrangement at December 31, 2004 and 2003.

Maturities as of December 31, 2004 were as follows (in thousands):

2005	$22,900
2006	32,200
2007	27,000
2008	1,019
2009	5,533
Thereafter	35,333

$123,985

NOTE 9 – OTHER BORROWINGS

The Company has a $10,000,000 credit facility to provide liquidity for the parent company and additional capital for the bank as necessary. There were no advances outstanding on this credit facility as of December 31, 2004 and 2003.

(Continued)	F-21

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 10 – LONG-TERM DEBT

The Company has issued $40.0 million of pooled trust preferred securities (“Preferred Securities”) through its wholly-owned subsidiary grantor trusts. Macatawa Statutory Trust I issued $619,000 of common securities to the Company and $20.0 million of Preferred Securities on July 15, 2003 at a floating interest rate of the three-month LIBOR plus 3.05%, with an initial interest rate of 4.16%. Macatawa Statutory Trust II issued $619,000 of common securities and $20.0 million of Preferred Securities on March 18, 2004 at a floating interest rate of the three-month LIBOR plus 2.75%, with an initial interest rate of 3.86%.

The Company issued subordinated debentures (“Debentures”) to each trust in exchange for the proceeds of the offerings, which Debentures represent the sole asset of each trust. The Preferred Securities represent an interest in our Company’s subordinated debentures, which have terms that are similar to the Preferred Securities. As provided in each trust’s indenture, the Preferred Securities accrue and pay distributions quarterly at a specified rate and are subject to mandatory redemption upon the maturity of the Debentures, 30 years from the date of issuance, or upon earlier redemption. The Company has the right to redeem the Debentures in whole or in part beginning five years from the date of issuance at a redemption price specified in each trust’s indenture.

At December 31, 2003, the Debentures were eliminated in consolidation, and the Preferred Securities were reported in liabilities with a carrying value of $19,655,000, net of unamortized debt issuance costs. Beginning in 2004, under FASB Interpretation No. 46, the trusts are no longer consolidated. At December 31, 2004, the Debentures totaling $41,238,000 are now reported in liabilities as Long-term debt, and the common securities of $1,238,000 and unamortized debt issuance costs are included in other assets.

At December 31, 2003, the entire $20 million of Preferred Securities issued qualified as Tier 1 capital for regulatory capital purposes. At December 31, 2004, approximately $32.0 million of the $40.0 million of Preferred Securities issued qualified as Tier 1 capital for regulatory capital purposes.

NOTE 11 — RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates were as follows (dollars in thousands).

	2004	2003

Beginning balance	$12,375	$20,659
New loans and renewals	17,353	9,155
Repayments and renewals	(14,950)	(8,996)
Effect of changes in related parties	0	(8,443)

Ending balance	$14,778	$12,375

The primary cause for the change in related parties during 2003 was the merger of Grand Bank into Macatawa Bank on January 1, 2003 and the corresponding elimination of its board of directors. Deposits from principal officers, directors, and their affiliates at December 31, 2004 and 2003 were $9,487,203 and $5,451,239.

(Continued)	F-22

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 12 — STOCK OPTIONS

Options to buy stock are granted to officers and employees under the Employee Stock Option Plan (the Employees’ Plan), which provides for issue of up to 573,300 options. Options are also granted to directors under the Directors’ Stock Option Plan (the Directors’ Plan), which provides for issuance of up to 161,900 options. In conjunction with the acquisition of Grand Bank Financial Corporation during the first quarter 2002, an additional 94,835 in options were authorized to exchange existing GBFC options outstanding. The exercise price is the market price at the date of grant for all plans. The maximum option term is ten years with options vesting over a one-year period for both the Employees’ Plan and the Directors’ Plan. The amount of options available for future grants is 172,403. A summary of the activity in the plans is as follows.

	Options Outstanding	Weighted Average Exercise Price

Balance at January 1, 2002	220,310	$11.60
Granted	115,527	17.51
GBFC Options exchanged	94,835	3.93
Exercised	(16,808)	5.50
Forfeited	(6,303)	17.85

Balance at December 31, 2002	407,561	11.65
Granted	139,039	23.31
Exercised	(88,861)	4.96
Forfeited	(3,300)	17.52

Balance at December 31, 2003	454,439	16.49
Granted	99,050	28.75
Exercised	(41,768)	12.95
Forfeited	(2,875)	23.94

Balance at December 31, 2004	508,846	$19.13

Options outstanding at year-end 2004 were as follows.

	Outstanding			Exerciseable

Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$2.50-$5.00	401	2.5	$3.57	401	$3.57
$5.01-$10.00	60,110	3.4	8.35	60,110	8.35
$10.01-$15.00	100,229	4.4	12.85	100,229	12.85
$15.01-$20.00	156,896	7.6	17.74	156,896	17.74
$20.01-$25.00	1,575	8.6	23.56	1,575	23.56
$25.01-$30.00	189,635	9.4	27.02	90,585	25.14

Outstanding at year end	508,846	7.2	$19.13	409,796	$16.81

(Continued)	F-23

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 13 – EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan which covers substantially all employees. Employees may elect to contribute to the plan from 1% to 15% of their salary subject to statutory limitations. The Company makes matching contributions equal to 100% of the first 3% of employee contributions. Effective July 1, 2002, the plan was amended to establish additional Company matching contributions equal to 50% of employee contributions in excess of 3% and up to 6%. The Company’s contribution for the years ended December 31, 2004, 2003 and 2002 were approximately $560,000, $450,000 and $294,000.

The Company sponsors an employee stock purchase plan which allows employees to defer after-tax payroll dollars and purchase Company stock on a quarterly basis. The Company has reserved 25,000 shares of common stock to be issued and purchased under the plan, however, the plan allows for shares to be purchased directly from the Company or on the open market.

Grand Bank had a defined benefit pension plan covering substantially all of its employees. This plan was curtailed in conjunction with the acquisition of Grand Bank effective April 1, 2002. Financial information regarding the plan was as follows, as of December 31, 2004 and 2003.

	2004	2003

Benefit obligation at year-end	$(503,558)	$(640,223)
Fair value of plan assets at year-end	473,999	534,648

Funded status	$(29,559)	$(105,575)

Net benefit cost	$9,292	$9,790
Employer contributions	66,000	184,621
Benefits paid	132,825	408,768

The weighted average discount rate used in determining the actuarial present value of the benefit obligation was 6.0% for 2004 and 2003, and the weighted average expected return on plan assets was 6.0% for 2004 and 2003.

(Continued)	F-24

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 14– EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic and diluted earnings per share are as follows (dollars in thousands except per share data):

	2004	2003	2002

Basic earnings per share
Net income	$12,776	$11,780	$9,513
Weighted average common shares
outstanding	8,805,852	8,771,893	8,106,320

Basic earnings per share	$1.45	$1.34	$1.17

Diluted earnings per share
Net income	$12,776	$11,780	$9,513
Weighted average common shares
outstanding	8,805,852	8,771,893	8,106,320
Add: Dilutive effects of assumed
exercises of stock options	167,201	140,848	124,129

Weighted average common and
dilutive potential common
shares outstanding	8,973,053	8,912,741	8,230,449

Diluted earnings per share	$1.42	$1.32	$1.16

Stock options for 97,050, 96,600, and 42,998 shares of common stock were not considered in computing diluted earnings per share for December 31, 2004, 2003 and 2002 because they were antidilutive.

(Continued)	F-25

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 15 — FEDERAL INCOME TAXES

The consolidated provision for income taxes was as follows (dollars in thousands):

	2004	2003	2002

Current	$5,919	$6,363	$5,348
Deferred (benefit) expense	77	(575)	(696)

	$5,996	$5,788	$4,652

The difference between the financial statement tax expense and amount computed by applying the statutory federal tax rate to pretax income was reconciled as follows (dollars in thousands):

	2004	2003	2002

Statutory rate	35%	35%	34%
Statutory rate applied to income before taxes	$6,570	$6,149	$4,816
Add (deduct)
Tax-exempt interest income	(554)	(337)	(187)
Bank-owned life insurance	(55)	0	0
Other, net	35	(24)	23

	$5,996	$5,788	$4,652

The net deferred tax asset recorded included the following amounts of deferred tax assets and liabilities (dollars in thousands):

	2004	2003

Deferred tax asset
Allowance for loan losses	$6,690	$5,483
Accrued expenses	114	186
Nonaccrual loan interest	56	31
Unrealized loss on derivative instruments	26	0
Other	134	33

	7,020	5,733
Deferred tax liabilities
Depreciation	(1,779)	(473)
Purchase accounting adjustments	(886)	(1,236)
Unrealized gain on securities available for sale	(246)	(755)
Unrealized gain on derivative instruments	0	(339)
FHLB dividends	(268)	(117)
Accretion	(23)	(17)
Other	(273)	(48)

	(3,475)	(2,985)

Net deferred tax asset	$3,545	$2,748

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. Based on the levels of taxable income in the current and prior years which would be available to absorb the benefit, management has determined that no valuation allowance was required at December 31, 2004 or 2003.

(Continued)	F-26

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 16 — COMMITMENTS AND OFF-BALANCE-SHEET RISK

Some financial instruments are used to meet customer financing needs and to reduce exposure to interest rate changes. These financial instruments include commitments to extend credit and standby letters of credit. These involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment, and generally have fixed expiration dates. Standby letters of credit are conditional commitments to guarantee a customer’s performance to a third party. Exposure to credit loss if the other party does not perform is represented by the contractual amount for commitments to extend credit and standby letters of credit. Collateral or other security is normally not obtained for these financial instruments prior to their use, and many of the commitments are expected to expire without being used.

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk was as follows (dollars in thousands):

	December 31,
	2004	2003

Commitments to make loans	$25,682	$96,608
Letters of credit	20,716	13,270
Unused lines of credit	409,519	340,917

Approximately 42% of the Bank’s commitments to make loans were at fixed rates, offered at current market rates. The majority of the variable rate commitments noted above were tied to prime and expire within 30 days. The majority of the unused lines of credit were at variable rates tied to prime.

The Bank conducts substantially all of its business operations in western Michigan.

NOTE 17 – CONTINGENCIES

The Company and its subsidiaries periodically become defendants in certain claims and legal actions arising in the ordinary course of business.

On July 8, 2003, the Company filed a Form 8-K (dated July 1, 2003) with the Securities and Exchange Commission reporting events related to a former trust customer, Trade Partners, Inc. (“Trade Partners”), of the former Grand Bank. Trade Partners was involved in purchasing and selling interests in viaticals which are interests in life insurance policies of the terminally ill or elderly. Beginning in 1996, Grand Bank served as a custodian and escrow agent with respect to viaticals purchased by Trade Partners and sold to investors. Two lawsuits were filed, one in December 2002 and another in March 2003, against Trade Partners, Grand Bank and the Company alleging that Grand Bank breached certain escrow agreements related to viatical settlement contracts. Both of these lawsuits have been dismissed although the plaintiffs reserved the right to pursue the claims in the future. A third lawsuit was filed in April 2003 by two individual investors against Grand Bank, the Company, Trade Partners and certain individuals and entities associated with Trade Partners. The complaint seeks damages for the asserted breach of certain escrow agreements for which Grand Bank served as custodian and escrow agent. In addition, in May 2003 a purported class action complaint was filed against the Company alleging that Grand Bank breached escrow agreements and its fiduciary duties and violated the Michigan Uniform Securities Act with respect to the investments secured by the purported class in viaticals or in interests in limited partnerships which made loans to Trade Partners secured by viaticals. The Company has answered the complaint denying the material allegations and raising certain affirmative defenses. Management believes the Company has strong defenses and will vigorously defend the cases.

(Continued)	F-27

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 17 – CONTINGENCIES (Continued)

Trade Partners is now in receivership. The supervising court authorized the receiver to borrow money from Macatawa Bank to pay premiums, if needed. Macatawa Bank extended a $4 million line of credit to the receiver, conditioned upon obtaining a security interest in the viaticals. No draws were made against the line, and the line expired during the fourth quarter of 2004.

It is possible that one or more additional legal actions may be initiated involving the custodial and escrow agent services provided by Grand Bank in connection with Trade Partners. If any such legal actions are commenced, the Company intends to defend them vigorously. To the extent any pending or future claims allege errors or omissions on the part of Grand Bank or Macatawa Bank, Management believes that some or all liability, if any is proven or established, will be covered by errors and omissions insurance maintained by Grand Bank and Macatawa Bank. The Company has reported the Trade Partners matter to its two insurance carriers. One carrier has assumed the Company’s defense and has advanced a portion of its defense costs pursuant to a reservation of rights letter asserting certain coverage defenses, and an Interim Funding Agreement. The other carrier has taken the position that the duty of defense rests solely with the first carrier, and reserves its rights with respect to indemnity.

The legal actions involving Trade Partners have not progressed to trial and the outcome of such actions is uncertain. While we are therefore unable to determine at this time whether or to what extent these actions may impact the Company, the Company believes it has strong defenses and fully intends to defend any and all such actions vigorously.

NOTE 18 – HEDGING ACTIVITIES

The Company has asset/liability management policies that include guidelines for measuring and monitoring interest rate risk. Within these guidelines, parameters have been established for maximum fluctuations in net interest income. Possible fluctuations are measured and monitored using simulation modeling. The policies provide for the use of derivative instruments and hedging activities to aid in managing interest rate risk to within the policy parameters.

The Company’s assets are comprised of a large portion of loans on which the interest rates are variable. As such, the Company may periodically enter into derivative financial instruments to mitigate exposure to fluctuations in cash flows resulting from changes in interest rates. Interest rate swap arrangements may be utilized to hedge against these fluctuations in cash flows.

The Company has entered into interest rate swap arrangements, all of which are classified as cash flow hedges, that convert the variable rate cash inflows on certain of its loans to fixed rates of interest. These interest rate swaps pay interest to the Company at a fixed rate and require interest payments from the Company at a variable rate. All of these swaps were fully effective during 2004 and 2003. It is anticipated that approximately $5,633 net of tax, of unrealized losses on these cash flow hedges will be reclassified to earnings over the next twelve months.

Summary information about interest rate swaps at year-end follows (dollars in thousands).

	December 31
	2004	2003

Notional amounts	$100,000	$60,000
Weighted average pay rates	5.25%	4.00%
Weighted average receive rates	6.54%	6.64%
Weighted average maturity	3.2 years	3.9 years
Unrealized gain (loss) related to interest rate swaps	$(75)	$970

(Continued)	F-28

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 19 — REGULATORY MATTERS

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

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If the Bank is only adequately capitalized, regulatory approval is required to accept brokered deposits; and if the Bank is undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At December 31, 2004 and 2003, actual capital levels (dollars in thousands) and minimum required levels were:

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations

	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2004
Total capital (to risk weighted assets)
Consolidated	$161,367	11.1%	$116,104	8.0%	$145,130	10.0%
Bank	147,500	10.2	115,945	8.0	144,931	10.0
Tier 1 capital (to risk weighted assets)
Consolidated	135,226	9.3	58,052	4.0	87,078	6.0
Bank	129,384	8.9	57,972	4.0	86,959	6.0
Tier 1 capital (to average assets)
Consolidated	135,226	8.3	65,060	4.0	81,325	5.0
Bank	129,384	8.0	64,904	4.0	81,130	5.0

December 31, 2003
Total capital (to risk weighted assets)
Consolidated	$128,900	10.9%	$94,454	8.0%	$118,067	10.0%
Bank	118,301	10.0	94,404	8.0	118,005	10.0
Tier 1 capital (to risk weighted assets)
Consolidated	114,142	9.7	47,227	4.0	70,840	6.0
Bank	103,550	8.8	47,202	4.0	70,803	6.0
Tier 1 capital (to average assets)
Consolidated	114,142	8.8	52,144	4.0	65,180	5.0
Bank	103,550	8.0	52,040	4.0	65,049	5.0

The Company and Bank were categorized as well capitalized at December 31, 2004 and 2003. There are no conditions or events since that notification that management believes have changed either institution’s category.

Banking regulations limit capital distributions. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At December 31, 2004 and 2003, approximately $35,516,000 and $23,536,000 was available to pay dividends to the holding company.

(Continued)	F-29

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 20 — FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end (dollars in thousands).

	2004		2003

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Cash and cash equivalents	$31,711	$31,711	$60,047	$60,047
Securities available for sale	137,249	137,249	107,049	107,049
Securities held to maturity	2,552	2,662	2,624	2,701
Federal Home Loan Bank stock	12,239	12,239	8,793	8,793
Loans held for sale	3,150	3,150	4,054	4,055
Loans, net	1,377,136	1,374,836	1,141,014	1,142,287
Interest rate swaps	0	0	970	970
Accrued interest receivable	6,395	6,395	5,095	5,095
Bank-owned life insurance	20,157	20,157	0	0

Financial liabilities
Deposits	(1,351,516)	(1,352,905)	(1,109,399)	(1,121,532)
Other borrowings	(41,238)	(42,122)	(19,655)	(19,655)
Federal funds purchased	(22,131)	(22,131)	0	0
Federal Home Loan Bank advances	(123,985)	(127,415)	(145,680)	(158,440)
Interest rate swaps	(75)	(75)	0	0
Accrued interest payable	(2,776)	(2,776)	(2,283)	(2,283)

Off-balance sheet credit-related items
Loan commitments	0	0	0	0

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, bank-owned life insurance, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of interest rate swaps is based on market prices or dealer quotes. The fair value of off-balance sheet credit-related items is not significant.

(Continued)	F-30

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 21 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)

Following are condensed parent company only financial statements (dollars in thousands):

CONDENSED BALANCE SHEETS

	2004	2003

ASSETS
Cash and cash equivalents	$13,351	$9,633
Investment in Bank subsidiary	155,232	131,308
Investment in other subsidiaries	2,082	1,460
Other assets	32	151

Total assets	$170,697	$142,552

LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt	$41,238	$20,619
Other liabilities	385	33

Total liabilities	41,623	20,652

Shareholders' equity
Common stock	124,389	114,568
Retained earnings	4,277	5,300
Accumulated other comprehensive income	408	2,032

Total shareholders' equity	129,074	121,900

Total liabilities and shareholders' equity	$170,697	$142,552

(Continued)	F-31

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 21 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY) (Continued)

CONDENSED STATEMENTS OF INCOME

	2004	2003	2002

Income
Interest income	$0	$76	$121
Dividends from subsidiaries	0	0	1,000

Total income	0	76	1,121

Expense
Interest expense	1,659	514	120
Other expense	567	434	435

Total expense	2,226	948	555

Income (loss) before income tax and equity in
undistributed net income of subsidiaries	(2,226)	(872)	566

Equity in undistributed net income
of subsidiaries	14,222	12,350	8,799

Income before income tax	11,996	11,478	9,365

Federal income tax expense (benefit)	(780)	(302)	(148)

Net income	$12,776	$11,780	$9,513

(Continued)	F-32

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 21 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY) (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2004	2003	2002

Cash flows from operating activities
Net income	$12,776	$11,780	$9,513
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Equity in undistributed earnings of subsidiaries	(14,222)	(12,350)	(8,799)
(Increase) decrease in other assets	119	(45)	91
Increase (decrease) in other liabilities	352	(5)	36

Net cash from operating activities	(975)	(620)	841

Cash flows from investing activities
Loan originations and payments	0	4,500	(4,500)
Investment in subsidiaries	(11,851)	(8,232)	(9,243)

Net cash from investing activities	(11,851)	(3,732)	(13,743)

Cash flows from financing activities
Other borrowings	0	(4,500)	4,500
Proceeds from issuance of long-term debt	20,619	20,619	0
Proceeds from exercises of stock options	394	441	93
Fractional shares purchased	(25)	(14)	(7)
Shares repurchased	0	0	(2,300)
Cash dividends paid	(4,444)	(3,471)	(2,485)

Net cash from financing activities	16,544	13,075	(199)
Net change in cash and cash equivalents	3,718	8,723	(13,101)
Cash and cash equivalents at beginning of year	9,633	910	14,011

Cash and cash equivalents at end of year	$13,351	$9,633	$910

(Continued)	F-33

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 22 — QUARTERLY FINANCIAL DATA (Unaudited)

	Interest	Net Interest	Net	Earnings Per Share
	Income	Income	Income	Basic	Fully Diluted

	(Dollars in thousands except per share data)
2004
First quarter	$17,305	$11,392	$2,866	$0.33	$0.32
Second quarter	18,636	12,570	3,346	0.38	0.37
Third quarter	20,345	13,619	2,116	0.24	0.24
Fourth quarter	22,043	14,439	4,448	0.50	0.49

2003
First quarter	$15,408	$9,608	$2,810	$0.32	$0.32
Second quarter	15,885	10,287	2,932	0.33	0.33
Third quarter	16,373	10,936	3,063	0.35	0.34
Fourth quarter	16,768	11,263	2,975	0.34	0.33

Net income for the third quarter of 2004 includes the impact of a $2.3 million ($1.5 million after-tax, or $0.17 per share) charge against earnings related to the one borrower that became impaired as previously described in Note 4.

(Continued)	F-34

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Management’s discussion and analysis of results of operations and financial condition contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in such forward-looking statements.

The following section presents additional information to assess the financial condition and results of operations of the Company. This section should be read in conjunction with the consolidated financial statements and the supplemental financial data contained elsewhere in this Annual Report.

Overview

Macatawa Bank Corporation is a Michigan corporation and is the holding company for two wholly owned subsidiaries, Macatawa Bank and Macatawa Investment Services, Inc. and for two trusts, Macatawa Statutory Trust I and Macatawa Statutory Trust II. Effective January 9, 2002, Macatawa Bank Corporation elected to become a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act. Macatawa Bank commenced operations on November 25, 1997. On April 1, 2002, Macatawa Bank Corporation acquired Grand Bank Financial Corporation (“GBFC”) and its wholly owned banking subsidiary, Grand Bank. Its results are included in the consolidated statements of income since this effective date. Grand Bank was merged into Macatawa Bank effective January 1, 2003 with the combined bank named Macatawa Bank. Macatawa Bank is a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation. The bank operates twenty-two branch offices and a lending and operational service facility, providing a full range of commercial and consumer banking and trust services in Kent County, Ottawa County, and northern Allegan County, Michigan. Macatawa Investment Services was formed in October 2001 and gained approval in June 2002 from NASD to commence operations as a broker/dealer. Macatawa Investment Services provides various services including discount brokerage, personal financial planning, and consultation regarding mutual funds and annuities. Macatawa Statutory Trusts I and II are grantor trusts and issued $20.0 million each of pooled trust preferred securities. These trusts are not consolidated in the Corporation’s financial statements. For further information regarding consolidation, see the Notes to the Consolidated Financial Statements included herein. Macatawa Bank Mortgage Company, a subsidiary of Macatawa Bank, originates and sells residential mortgage loans into the secondary market on a servicing released basis.

While maintaining asset quality and improving profitability, we have experienced rapid and substantial growth since opening Macatawa Bank in November of 1997. We first became profitable in 1999 and have increased earnings each year since then with 2004 net income reaching $12.8 million. Since our inception in 1997, we have raised approximately $100.6 million in capital through private and public common stock offerings and trust preferred offerings to facilitate our growth and progress over these years. When we acquired GBFC we issued 2,472,000 shares of common stock in exchange for all of the outstanding stock of GBFC.

We believe that growth in core deposits is key to our long-term success and is our primary funding source for asset growth. Establishing a branching network in our markets has been of high importance in order to facilitate this core deposit growth. We have gained community awareness and acceptance in our markets through this expanding branch network and our high service quality standards. Since our inception in 1997, core deposits have increased at an annual rate exceeding 20% each year.

The West Michigan markets within which we operate continue to provide significant expansion opportunities for us. We opened our ninth branch in the Kent County market on the south side of the greater Grand Rapids area during the third quarter of 2004. Because of the significance of the greater Grand Rapids market and as it represents the greatest opportunity for market share growth, we anticipate additional branch openings in this market within the next year. We also continue to enjoy success in building new and existing relationships in the Holland/Zeeland area, and our entrance into the Grand Haven market during the third quarter of 2003 has produced excellent growth results. We anticipate that we will continue to experience growth in our balance sheet and in our earnings due to these expansion opportunities.

RESULTS OF OPERATIONS

Summary: Net income totaled $12.8 million, or $1.42 per diluted share for 2004 as compared to $11.8 million, or $1.32 per diluted share for 2003, and $9.5 million, or $1.16 per diluted share for 2002. The results for 2004 include a charge against earnings of $2.3 million ($1.5 million after tax), or approximately $0.17 per share, for a loss associated with the impaired commercial loan relationship described under Loan Portfolio and Asset Quality.

The increase in net income principally reflects strong growth in our net interest income due to our continuing growth in interest earning assets, offset by increases in the provision for loan losses and noninterest expense.

The effective date of the GBFC acquisition was April 1, 2002 and therefore the results of operations for the first quarter of 2002 did not include the effect of GBFC and Grand Bank.

Net Interest Income: Net interest income totaled $52.0 million during 2004 compared to $42.1 million during 2003 and $34.5 million during 2002. The 24% growth in net interest income during 2004 compared to 2003 was driven by significant growth in average interest earning assets which increased by $273.0 million, or 24%, to $1.43 billion for 2004. The net interest margin remained relatively flat, increasing one basis point to 3.64% for 2004. The ratio of interest earning assets to interest-bearing funds declined slightly from 113.37% to 113.36%.

The yield on earning assets declined eight basis points to 5.47% for 2004 from 5.55% for 2003. Declining rates occurred through the first half of 2003 and remained at historically low rates through the first half of 2004. The amortization and prepayment of higher yielding loans and the addition of new loans and securities at generally lower rates during this period was the primary reason for the decline in asset yield. The increases in short-term interest rates that occurred in the last half of 2004 caused an increase in the yield on our variable rate loan portfolio which helped to offset some of the general decline in our loan yields from the prior year. The decline in the yield on earning assets was more than offset by a 12 basis point decline in our overall cost of funds. This decline was primarily attributable to a 17 basis point decline in our cost of deposits as we continued to experience a shift to lower costing transaction accounts, primarily money market accounts, discussed under the section on Deposits.

The 23% growth in net interest income during 2003 compared to 2002 was also largely driven by significant growth in average interest earning assets which increased by $224.4 million, or 24%, to $1.15 billion for 2003. Despite an increase of two basis points in the net interest spread to 3.36% for 2003, a decline in net interest margin of six basis points to 3.63% for 2003 slightly offset the increase in net interest income. This was the result of a slightly greater reliance on interest-bearing funds. Accordingly, the ratio of interest earning assets to interest bearing liabilities declined to 113.37% for 2003 from 114.45% for 2002.

During a continued period of declining interest rates from 2002 to 2003, the decline in the yield on earning assets was offset by a corresponding decline in the overall cost of funds. The decline in net interest margin during 2003 was mitigated by 34% growth in noninterest bearing deposits, a slight shift in the mix of the interest bearing deposit portfolio to lower costing demand and money market accounts, and continued downward repricing of the time deposit portfolio.

During the period when short-term interest rates remained at historic lows throughout 2003 and into 2004, we continued our use of derivative instruments, as discussed in the Notes to the Consolidated Financial Statements, to help mitigate some of the decline in net interest margin associated with our significant variable rate loan portfolio.

Anticipated growth in earning assets is expected to continue to increase levels of net interest income. In addition, we would expect a continued rise in short-term interest rates to have a favorable impact on our net interest margin considering our asset sensitivity as discussed under Sensitivity to Market Risk.

The following table shows an analysis of net interest margin for the years ended December 31, 2004, 2003 and 2002.

	For the years ended December 31,

	2004			2003			2002

(Dollars in Thousands)	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost

Assets:
Taxable securities	$84,151	$3,528	4.19%	$70,723	$3,237	4.76%	$65,829	$3,476	5.28%
Tax-exempt securities (1)	40,491	1,727	6.62%	24,843	1,067	6.82%	13,315	620	7.21%
Loans (2)	1,295,887	72,583	5.54%	1,046,723	59,775	5.58%	831,709	52,687	6.27%
Federal Home Loan Bank stock	9,857	430	4.29%	6,629	338	5.03%	4,775	289	5.98%
Federal funds sold and other short-term
investments	4,787	61	1.25%	1,856	18	0.98%	10,757	180	1.67%

Total interest earning assets (1)	$1,435,173	78,329	5.47%	$1,150,774	$64,435	5.55%	$926,385	$57,252	6.16%

Noninterest earning assets:
Cash and due from banks	33,792			30,367			32,770
Other	68,478			69,422			42,074

Total assets	$1,537,443			$1,250,563			$1,001,229

Liabilities and Shareholders' Equity:
Deposits:
NOW and money market accounts	$587,834	$6,916	1.18%	$395,697	$3,662	0.93%	$334,510	$5,159	1.14%
Savings	38,266	86	0.23%	35,172	127	0.36%	24,800	272	1.10%
IRAs	27,170	884	3.26%	25,618	936	3.66%	19,490	876	4.49%
Time deposits	407,835	11,185	2.74%	406,613	12,245	3.01%	328,715	11,966	3.64%
Borrowings:
Federal Home Loan Bank advances	145,346	5,223	3.59%	124,825	4,676	3.75%	89,757	4,407	4.91%
Long-term debt	36,742	1,659	4.52%	12,850	507	3.95%	6,781	120	1.74%
Federal funds borrowed and other
borrowed funds	22,837	356	1.54%	14,317	188	1.30%	5,392	102	1.87%

Total interest bearing liabilities	1,266,030	26,309	2.07%	1,015,092	22,341	2.19%	809,445	22,902	2.82%

Noninterest bearing liabilities:
Noninterest bearing demand accounts	139,510			110,670			82,757
Other noninterest bearing liabilities	5,973			5,966			8,503

Shareholders' equity	125,930			118,835			100,524

Total liabilities and
Shareholders' equity	$1,537,443			$1,250,563			$1,001,229

Net interest income		$52,020			$42,094			$34,350

Net interest spread (1)			3.40%			3.36%			3.34%
Net interest margin (1)			3.64%			3.63%			3.69%
Ratio of average interest earning assets
to average interest bearing liabilities	113.36%			113.37%			114.45%

(1)	Yields are adjusted for tax-exempt interest.
(2)	Loan fees included in interest income are not material. Nonaccrual loans are included in average loans outstanding.

The following table presents the dollar amount of changes in net interest income due to changes in volume and rate.

	Year Ended December 31

(Dollars in thousands)	2004 vs 2003			2003 vs 2002

	Increase (Decrease) Due to			Increase (Decrease) Due to

	Volume	Rate	Total	Volume	Rate	Total

Interest income
Taxable securities	$709	$(418)	$291	$111	$(350)	$(239)
Tax-exempt securities	727	(67)	660	483	(36)	447
Loans	13,147	(339)	12,808	13,276	(6,188)	7,088
FHLB stock	146	(54)	92	100	(51)	49
Fed funds sold and other
short-term investments	36	7	43	(109)	(53)	(162)

Total interest income	$14,765	$(871)	$13,894	$13,861	$(6,678)	$7,183

Interest expense
NOWs and MMDAs	$2,506	$748	$3,254	$825	$(2,322)	$(1,497)
Savings	40	(81)	(41)	84	(229)	(145)
IRAs	162	(214)	(52)	243	(183)	60
Time deposits	111	(1,171)	(1,060)	2,552	(2,273)	279
FHLB advances	856	(309)	547	1,468	(1,199)	269
Long-term debt	1,069	83	1,152	202	185	387
Fed funds purchased and other
borrowings	127	41	168	126	(40)	86

Total interest expense	4,871	(903)	3,968	5,500	(6,061)	(561)

Net interest income	$9,894	$32	$9,926	$8,361	$(617)	$7,744

Provision for Loan Losses: The provision for loan losses for 2004 was $7.9 million as compared to $4.1 million for 2003 and $3.3 million for 2002. The increase in 2004 is largely related to the $2.3 million additional provision for the one commercial borrower described under Portfolio Loans and Asset Quality. The amount of the loan loss provision in all periods is a byproduct of establishing our allowance for loan losses at levels deemed necessary in our methodology for determining the adequacy of the allowance. For more information about our allowance for loan losses and our methodology for establishing its level, see the discussion under the section Allowance for Loan Losses.

Noninterest Income: Noninterest income totaled $10.0 million during 2004, as compared to $10.2 during 2003 and $7.9 million in 2002. Increases in deposit service charges, trust fees and other income were offset by a decline in gain on sales of loans during 2004. All noninterest income components contributed to the increase in 2003 over 2002.

The increase in deposit service charges of $398,000 or 16% during 2004 and $317,000 or 14% during 2003 reflects the continued expansion of our deposit customer account base as we have grown.

Revenues from trust services grew to $2.9 million for 2004 compared to $2.5 million for 2003 and $2.1 million for 2002. Trust fees are, to a great extent, based on the underlying values of trust assets managed. The upward trend in the market valuation of securities in both the latter half of 2004 and 2003 contributed to the increase in trust fees in each year, in addition to increased fees due to gaining new trust customers during each year.

Other income increased $564,000 in 2004 and $234,000 in 2003. The increase in other income for both years included increases in miscellaneous fee categories associated with volume increases as we have grown. These fee categories include debit card and ATM processing income, revenues from mutual fund and annuity sales, and income from title insurance sales. The increase in 2004 also included $157,000 of income earned on bank-owned life insurance purchased during the fourth quarter of 2004. The impact of the income on bank-owned life insurance to non-interest income will increase as it is expected to remain fully outstanding in future periods.

Gain on sales of loans primarily includes gains on the sale of real estate mortgage loans, and to a lesser extent, gains on the sale of the SBA guaranteed portion of certain commercial loans. We sell the majority of the fixed-rate mortgage loans we originate. We do not retain the servicing rights for the loans we sell. A summary of gain on sales of loans and related volume is as follows:

(Dollars in thousands)	Year Ended December 31

	2004	2003	2002

Gain on the sale of SBA guaranteed loans	$122	$109	$--
Net gain on the sale of real estate mortgage loans	2,085	3,637	2,382

Gain on sales of loans	$2,207	$3,746	$2,382

Real estate mortgage loans originated for sale	141,661	305,612	240,819
Real estate mortgage loans sold	144,772	324,030	229,047
Net gain on the sale of real estate mortgage loans as a
percent of real estate mortgage loans sold ("Loan sales margin")	1.44%	1.12%	1.04%

Gain on sales of loans declined $1.5 million in 2004 compared to 2003, while 2003 increased $1.4 million compared to 2002. The generally higher levels of longer-term interest rates in 2004 resulted in significantly lower levels of residential refinancing and loan originations than at the end of 2002 and into 2003 when longer-term interest rates reached historic lows and related refinancing activity was at record highs. An improvement in the loan sales margin received on residential loans sold during 2004 slightly offset the significant decline in volume. The general improvement in our loan sales margin since 2002 reflects an improvement in our competitive position with our secondary market investors and greater discipline in our pricing practices. Since mortgage interest rate levels have generally increased from their historic lows, we expect the volume of originations from refinancing activity to continue to slow. We do, however, believe the decline in refinancing volume will be somewhat offset by an increase in new home purchase originations as additional opportunities arise from our continued market expansion.

Noninterest Expense: Noninterest expense totaled $35.4 million for 2004 as compared to $30.6 million for 2003 and $24.7 million for 2002. Salaries and benefits increased $2.8 million in 2004 over 2003 and $3.5 million in 2003 over 2002, comprising the majority of the increase in both years.

The increase in salaries and benefits for 2004 primarily reflects an increase in staffing for the five new full-service branches that were opened since the fourth quarter of 2003, and for the lending, trust and investment service departments that has occurred in the past twelve months to enhance our service in these areas. For 2003, approximately 30% of this increase related to the addition of the Grand Bank workforce effective with the GBFC acquisition on April 1, 2002. In addition, our growth in 2003 also required additional staff in various areas including new branches, lending departments, and operations which were all necessary to support increased customer activity. The consistent increase in salaries and benefits reflects our attention to properly managing and supporting our growth and our interest in creating a platform for strong future growth.

The increase in occupancy expense of $311,000 in 2004 and $481,000 in 2003 and the increase in furniture and equipment expense of $180,000 in 2004 and $427,000 in 2003 are consistent with our branch and facilities expansion during these periods. The increases in 2003 were also partially due to the GBFC acquisition. Consistent with the recent trend, we would expect the level of increase in these expense categories to decline as we focus on growing into our current branch capacity.

The increase in marketing and promotion expense of $264,000 in 2004 and $224,000 in 2003 is consistent with the growth in our company, and our interest in creating a more significant presence in the markets we serve.

Data processing fees were up $275,000 in 2004 consistent with the growth in our company. The slight decline in data processing fees in 2003 compared to 2002 reflects operational efficiencies achieved with the integration of the systems and operations of Grand Bank into ours during the second quarter of 2002 and the merger of Grand Bank into ours effective January 1, 2003.

Other expense increased $1.1 million in 2004 and $944,000 in 2003. The increase in both periods includes increases in various expense categories consistent with the growth of our company. These categories include expenses associated with debit card and ATM processing, customer and internal courier, community donations, loan related fees and state taxes. The increase for 2004 also includes expenses associated with the implementation of Section 404 of the Sarbanes-Oxley Act and additional holding costs associated with other real estate owned.

Federal Income Tax Expense: Our federal income tax expense has increased generally commensurate with our increase in pre-tax earnings. Our actual federal income tax expense is lower than the amount computed by applying our statutory federal income tax rate to our pre-tax earnings primarily due to tax-exempt interest income. Our effective tax rate was 31.9%, 32.9% and 32.8% in 2004, 2003 and 2002, respectively. The decrease in 2004 from prior years is principally attributed to an increase in tax-exempt interest income and income from bank owned life insurance.

FINANCIAL CONDITION

Summary: Our total assets were $1.67 billion at December 31, 2004, an increase of $271.5 million from $1.40 billion in total assets at December 31, 2003. We believe the continued strong asset growth reflects the acceptance of our full-service community banking philosophy in the growing communities we serve. Our asset growth consists primarily of growth in our loan portfolio as we continue to attract new loan customers and deepen relationships with existing customers despite the strong competition from other locally based community banks and larger regional banks. Total portfolio loans increased $239.3 million or 21% during 2004. The growth in total assets also included growth in our investment securities portfolio, premises and equipment and other assets.

The increase in total assets was principally funded by strong deposit growth. Deposits grew by $242.1 million during 2004, a 22% growth rate. We attribute the strong deposit growth to our quality customer service, the desire of our customers to bank with a locally run bank, and convenient accessibility through the expansion of our branch network.

Cash and Cash Equivalents: Our cash and cash equivalents, which include federal funds sold and short-term investments, were $31.7 million at December 31, 2004, as compared to $60.0 million at December 31, 2003. The high balance at the end of 2003 included federal funds sold reflecting a large inflow of customer deposits that occurred right at the end of the year.

Securities: Securities increased $30.1 million or 27% to $139.8 million at December 31, 2004 from $109.7 million at December 31, 2003. We maintain our security portfolio at a level to provide diversity in the nature of our assets, to support our liquidity needs and to balance our interest rate risk. Our portfolio consists primarily of high quality U.S government agency and state and local municipal bonds classified as available for sale. These securities are generally purchased at fixed rates to help offset the interest sensitivity of our variable rate loan portfolio. We expect continued growth of our securities portfolio generally consistent with the growth of our company to maintain the diversity of our assets and support our liquidity and interest rate risk management.

Loan Portfolio and Asset Quality: Our total loan portfolio increased to $1.40 billion at December 31, 2004 from $1.16 billion at December 31, 2003. The $239.3 million increase in portfolio loans continues our consistent pattern of growth. Each of our loan portfolios, including commercial and commercial real estate, residential real estate and consumer loans, grew by 20% or more during 2004. We believe the continued strong loan growth we have experienced in each of our loan portfolios is a result our focus on providing high quality customer service and reflects the acceptance of our full-service community banking philosophy in the growing communities we serve.

The majority of loans that we retain in our portfolio are to small and mid-sized businesses in the form of commercial and commercial real estate loans. Our combined commercial loan portfolios accounted for approximately 73% of our total portfolio loans at both December 31, 2004 and 2003. The $1.02 million in commercial and commercial real estate loans at December 31, 2004 represents an increase of 20% over the $849.0 million at December 31, 2003. We feel the consistent growth in commercial loans that we have been able to achieve reflects the acceptance of our lending approach by our customers and the ability of our lending team to respond to their needs effectively. Our commercial loan department is built around a well-seasoned officer team and our lending approach involves an efficient loan approval process focused around local decision-making.

The residential real estate portfolio increased 27% to $219.0 million at December 31, 2004. Our residential real estate loan portfolio, which also includes residential construction loans made to individual homeowners, comprised approximately 16% of portfolio loans at the end of 2004. Our residential real estate portfolio only represents a small portion of our residential origination loan volume, as we sell the majority of our fixed-rate obligations on the secondary market with servicing released to reduce our exposure to interest rate risk. We originated for sale $141.7 million in residential mortgages in 2004, $305.6 million in 2003, and $240.8 million in 2002. Loans held for sale were $3.2 million at December 31, 2004 as compared to $4.1 million at December 31, 2003. The generally higher levels of longer-term interest rates in 2004 resulted in significantly lower levels of residential refinancing and loan originations as compared to the end of 2002 and into 2003 when longer-term interest rates were at historic lows and related refinancing activity was at record highs.

Our consumer loan portfolio includes both loans secured by personal property, as well as home equity fixed term and line of credit loans. Our consumer loan portfolio increased 20% to $162.4 million at December 31, 2004. Consumer loans comprised approximately 12% of our portfolio loans at the end of 2004.

As we continue to leverage our expansive branch network and strengthen our presence in the markets we serve, we anticipate further growth in each of our loan portfolios consistent with our historical growth patterns.

Nonperforming assets are comprised of nonperforming loans, foreclosed assets and repossessed assets. Our nonperforming loans include loans on non-accrual status, restructured loans and loans delinquent more than 90 days but still accruing. Nonperforming loans as of December 31, 2004 totaled $4.0 million or 0.29% of total portfolio loans compared to $4.0 million or 0.35% of total portfolio loans at December 31, 2003.

The majority of nonperforming loans at the end of 2004 relates to one commercial borrower. The loans associated with this borrower became impaired due to fraud perpetrated by the borrower. The borrower has since ceased operations. The loans are secured by liens on commercial real estate, equipment, accounts receivable, and inventory and were written down to a balance deemed collectible based upon a valuation of the collateral. Of the original $5.9 million in loans to this borrower, $2.8 million was charged-off, resulting in a balance of $3.1 million. Subsequent to the charge-off, proceeds from the liquidation of certain collateral and payments on outstanding receivables have brought the balance to approximately $2.3 million at December 31, 2004. For the remaining portion of our nonperforming loans we are well-collateralized or we have written the loan down to a level commensurate with the estimated value of the underlying collateral.

Our loan portfolio is reviewed regularly by an external loan review team, our own loan officers, and our senior management. When reasonable doubt exists concerning collectibility of interest or principal of one of our loans, that loan is placed in non-accrual status. Any interest previously accrued but not collected is reversed and charged against current earnings.

Foreclosed assets include assets acquired in settlement of loans. As of December 31, 2004 foreclosed assets totaled $1.9 million compared to $464,000 as of December 31, 2003. The balance at the end of 2004 relates to one piece of commercial real estate for which no loss is expected upon disposition.

Total nonperforming assets amounted to $5.9 million or 0.35% of total assets as of December 31, 2004 compared to $4.5 million or 0.32% of total assets as of December 31, 2003. The following table shows the composition and amount of our nonperforming assets.

(Dollars in thousands)	As of December 31

	2004	2003	2002

Nonaccrual loans	$3,249	$1,717	$2,539
Loans 90 days or more delinquent and still accruing	772	2,308	259
Restructured loans	--	--	--

Total nonperforming loans	$4,021	$4,025	$2,798

Foreclosed assets	1,850	464	388
Repossessed assets	--	4	58

Total nonperforming assets	$5,871	$4,493	$3,244

Nonperforming loans to total loans	.29%	.35%	.29%
Nonperforming assets to total assets	.35%	.32%	.28%

Allowance for Loan Losses: Our allowance for loan losses as of December 31, 2004 was $19.3 million, representing approximately 1.38% of total portfolio loans outstanding, compared to $16.1 million or 1.39% of total loans at December 31, 2003.

Our allowance for loan losses is maintained at a level considered appropriate based upon our regular, quarterly assessments of the probable estimated losses inherent in the loan portfolio. Our methodology for measuring the appropriate level of allowance relies on several key elements, which include specific allowances for loans considered impaired, formula allowance for graded loans, and general allocations based on historical trends for pools of similar loan types.

Specific allowances are established in cases where senior credit management has identified significant conditions or circumstances related to an individually impaired credit that we believe indicates the probability that a loss has been incurred. This amount is determined by methods prescribed by SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”. The specific allowance for impaired loans was $923,000 at December 31, 2004 and $792,000 at December 31, 2003. The relative levels of specific allowance on impaired loans to the balance of impaired loans at December 31, 2004 and 2003 remained relatively stable.

The formula allowance is calculated by applying loss factors to outstanding loans based on the internal risk grade of such loans. We use a loan rating method based upon an eight point system. Loans are assigned a loss allocation factor for each loan classification category. The lower the grading assigned to a loan category, the greater the allocation percentage that is applied. Changes in risk grade of both performing and nonperforming loans affect the amount of the formula allowance. Because of the relatively unseasoned nature of our loan portfolio and the rapid loan growth we have experienced since inception, our actual historical loan loss experience remains limited. Accordingly, our loss factors are primarily based upon our analysis of the banking industry’s historical loan loss experience, including the historical loan loss experience within the current markets we operate. These factors are monitored against our loss experience as our portfolios’ age, and may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the analysis date. The formula allowance was $16.4 million at December 31, 2004 and $13.4 million at December 31, 2003. The increase of $3.2 million in the allowance for loan losses during 2004 was primarily related to this $3.0 million increase in the formula allowance. The increase in the formula allowance is primarily associated with the continuing growth in the commercial loan portfolio.

Groups of homogeneous loans, such as residential real estate, open- and closed-end consumer loans, etc., receive general allowance allocations based on loss trends. In lieu of an established loan loss trend for Macatawa Bank, we use historical loss trends based on industry experience and peers in determining an adequate allowance for probable losses associated with these pools of loans. General economic and business conditions, credit quality trends, collateral values, seasoning of the portfolios and recent loss experience are conditions considered in connection with allocation factors for these similar pools of loans. The general allowance was $1.7 million at December 31, 2004 and $1.6 million at December 31, 2003.

The continued increase in the allowance was deemed necessary given the significant growth in loans, the unseasoned nature of our portfolio and the still soft, although improving, economic conditions both on a national basis and locally. Based upon our internal analysis, in our judgment, we have provided adequate allowances for loan losses, although there can be no assurance that the allowance for losses on loans will be adequate to cover all losses.

The following table shows the allocation of the allowance for loan loss at the dates indicated to the extent specific allocations have been determined relative to particular loans.

	As of December 31

(Dollars in thousands)	2004		2003		2002

	Allowance Amount	% of Each Category to Total Loans	Allowance Amount	% of Each Category to Total Loans	Allowance Amount	% of Each Category to Total Loans
Commercial and commercial
real estate	$17,324	78.7%	$14,371	78.3%	$11,207	72.6%
Residential real estate	476	9.7%	360	10.0%	326	13.9%
Consumer	1,243	11.6%	1,074	11.7%	950	13.5%
Unallocated	208	--	288	--	989	--

Total	$19,251	100.0%	$16,093	100.0%	$13,472	100.0%

The above allocations are not intended to imply limitations on usage of the allowance. The entire allowance is available for any loan losses without regard to loan type. The allocated portion of the allowance amounted to $19.0 million at December 31, 2004. Of this total, 5% related to specific allocations on impaired loans, 86% related to formula allocations and 9% related to general allocations.

Net charge-offs totaled $4.7 million, or 0.37% of average loans for 2004 compared to $1.5 million, or 0.14% of average loans for 2003. As previously noted under the section Loan Portfolio and Asset Quality, the increase for 2004 relates primarily to the $2.8 million charge-off associated with the impaired loans to one commercial borrower. The following is a summary of our loan balances, changes in the allowance for loan losses and related ratios.

(Dollars in thousands)	December 31

	2004	2003	2002

Loans:
Average daily balance of loans for the year	$1,295,887	$1,046,723	$831,709
Amount of loans outstanding at end of period	1,396,387	1,157,107	961,038

Allowance for loan losses:
Balance at beginning of year	$16,093	$13,472	$7,699
Balance from GBFC acquisition	--	--	3,464
Addition to allowance charged to operations	7,890	4,105	3,321
Loans charged-off:
Commercial	(4,833)	(1,308)	(1,143)
Residential real estate	(21)	(50)	(0)
Consumer	(91)	(187)	(128)

Recoveries:
Commercial	180	26	249
Residential real estate	11	17	0
Consumer	22	18	10

Balance at end of year	$19,251	$16,093	$13,472

Ratios:
Net charge-offs to average loans outstanding	.37%	.14%	.12%
Allowance for loan losses to loans outstanding
at year end	1.38%	1.39%	1.40%

Premises and Equipment: Premises and equipment totaled $45.8 million at December 31, 2004, an increase of $7.1 million from December 31, 2003. The increase included costs incurred to complete our new regional banking facility in Grand Haven and two new full-service branch locations that opened during 2004. The new Grand Haven facility allowed us to replace a leased branch site with a full service facility in a more favorable location. The remaining branch sites allowed us to establish a presence both on the northwest side of Grand Rapids in Walker and on south side of Grand Rapids in Gaines Township. We also purchased property in downtown Grand Rapids which we expect to develop in the future to further strengthen our presence in the heart of Kent County.

Deposits: Total deposits increased $242.1 million to $1.35 billion at December 31, 2004, as compared to $1.11 billion at December 31, 2003. The majority of growth during the year was in lower costing transaction accounts, primarily money markets, although each category of deposits experienced growth during the year. Money market accounts increased $159.1 million primarily related to growth in business accounts and success in attracting large depositors. Although the balances for these large depositors may vary from period to period, we expect these relationships to be a long-term source of funding. With our continued focus on quality customer service, the desire of customers to deal with a local bank, and the convenience of our expanding and maturing branch network, we expect this trend of growth in transaction account deposits to continue.

The mix of our deposit portfolio remained relatively consistent. Noninterest bearing demand accounts comprised approximately 11% of total deposits at December 31, 2004, as compared to approximately 13% of total deposits at the end of 2003. Interest bearing demand, including money markets, and savings accounts comprised approximately 53% of total deposits at December 31, 2004, as compared to 49% at the end of last year. Time accounts as a percentage of total deposits were approximately 36% at December 31, 2004, and were approximately 38% at December 31, 2003.

Borrowed Funds: Borrowed funds consist of advances from the Federal Home Loan Bank, long-term debt associated with the issuance of trust preferred securities and federal funds purchased provided by our correspondent banks. Additionally, we have a $10.0 million credit facility available for general corporate needs including contributing capital to our subsidiary bank to enable it to maintain regulatory capital at well-capitalized levels. This credit facility was unused during all of 2004.

Borrowed funds totaled $187.4 million at December 31, 2004, including $124.0 million of Federal Home Loan Bank advances, $41.2 million in long-term debt associated with trust preferred securities and $22.1 million in federal funds purchased. Borrowed funds totaled $165.3 million at December 31, 2003 including $145.7 million of Federal Home Loan Bank advances and $19.6 million in long-term debt comprised of a trust preferred security offering issued in July 2003.

The repayment of Federal Home Loan Bank advances during 2004 was offset by a corresponding increase in federal funds purchased due to the relatively lower cost of these funds compared to alternative borrowings. In addition, our holdings of long-term debt increased as a result of our second trust preferred security issuance. These borrowings qualify as capital for regulatory purposes and are discussed further below.

CAPITAL RESOURCES AND LIQUIDITY

Capital Resources: Total shareholders’ equity was $129.1 million at December 31, 2004 compared to $121.9 million at December 31, 2003. The increase of $7.9 million was primarily the result of retained net income (net of cash dividends paid) that was slightly offset by a reduction in accumulated other comprehensive income. Net income generated during 2004 of $12.8 million was partially offset by cash dividends of $4.4 million, or $.50 per share. We began paying cash dividends at the end of 2000 and have increased the amount of the dividend each year since. It is anticipated that we will continue to pay quarterly cash dividends in the future. We have also paid a stock dividend each year beginning in 2001. A 5% stock dividend was paid in May 2004, resulting in a transfer of $9.4 million from retained earnings to common stock.

The change in accumulated other comprehensive income was due to a decrease in both the market value of securities available for sale and the derivative instruments associated with the Company’s interest rate swap arrangements due principally to the general rise in longer-term interest rates during 2004. For more information regarding our interest rate swap arrangements, see the Notes to the Consolidated Financial Statements.

The Corporation was categorized as “well capitalized” for regulatory capital purposes at December 31, 2004 and 2003. The following table shows the Company’s various capital ratios for 2004 and 2003.

As of and for the year ended December 31,	2004	2003

Average equity to average assets	8.2%	9.5%
Total risk-based capital	11.0%	10.9%
Tier 1 risk-based capital	9.2%	9.7%
Tier 1 capital to average assets	8.3%	8.8%

At December 31, 2004, our total capital to risk-weighted assets was 11.0% compared to 10.9% at December 31, 2003. Our Tier 1 Capital as a percent of average assets was 8.3% at December 31, 2004 and 8.8% at December 31, 2003. An increase in both our Tier 1 and total risk-based capital associated with our issuance of trust preferred securities in the first quarter of 2004 has been largely offset by significant growth in our assets. On March 18, 2004, we raised additional regulatory capital by participating in a pooled trust preferred security issuance in the amount of $20.0 million. Of the $40.0 million of trust preferred securities outstanding at December 31, 2004, approximately $32.0 million qualified as Tier 1 capital with the remaining qualifying as Tier 2 capital. For more information regarding the trust preferred securities, please refer to the Notes to the Consolidated Financial Statements.

We believe the additional regulatory capital provide by the trust preferred security issuances in the past two years, as supplemented by our improvement in earnings, will support our growth plans in the near future. Additional capital may be necessary within the next two years if our growth continues at its current pace. Capital sources include additional common stock offerings, trust preferred securities offerings and subordinated debt.

Liquidity: The liquidity of a financial institution reflects its ability to measure and monitor a variety of sources and uses of funds. Our Consolidated Statements of Cash Flows categorize these sources and uses into operating, investing and financing activities. We primarily focus on developing access to a variety of borrowing sources to supplement our deposit gathering activities and provide funds for growing our investment and loan portfolios. Our sources of liquidity include our borrowing capacity with the Federal Home Loan Bank and federal funds purchased lines with our correspondent banks, loan payments by our borrowers, maturity and sales of our securities available for sale, growth of our deposits and deposit equivalents, federal funds sold, and the various capital resources discussed above. Liquidity management involves the ability to meet the cash flow requirements of our customers. Our customers may be either borrowers with credit needs or depositors wanting to withdraw funds. We feel our liquidity position is sufficient to meet these needs.

SENSITIVITY TO MARKET RISK

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of our transactions are denominated in U.S. dollars with no specific foreign exchange exposure. Macatawa Bank has only limited agricultural-related loan assets, and therefore has no significant exposure to changes in commodity prices. Our market risk exposure is mainly comprised of our sensitivity to interest rate risk. Our balance sheet has sensitivity, in various categories of assets and liabilities, to changes in prevailing rates in the U.S. for prime rate, mortgage rates, U.S. Treasury rates and various money market indexes. Our asset/liability management process aids us in providing liquidity while maintaining a balance between interest earning assets and interest bearing liabilities.

We use two interest rate risk measurement techniques in our interest rate risk management. We first use a static gap analysis. This measures the difference between the dollar amounts of interest sensitive assets and liabilities that may be refinanced or repriced during a given time period. A significant repricing gap could result in a negative impact to our net interest margin during periods of changing market interest rates. The following table illustrates our interest rate repricing gaps for selected maturity periods at December 31, 2004.

Static Gap Analysis (dollars in thousands)	0 to 3 months	4 to 12 months	1 to 5 years	Over 5 Years	Total
Assets:
Loans-fixed	$36,210	$51,176	$289,231	$52,297	$428,914
Loans-variable	906,626	5,650	51,867	3,330	967,473
Taxable securities	2,004	2,113	83,309	3,973	91,399
Tax exempt securities	--	--	--	48,402	48,402
Other securities	12,239	--	--	--	12,239
Other assets, net	--	--	--	--	124,179

Total assets	$957,079	$58,939	$424,407	$108,002	$1,672,606

Liabilities:
Time deposits	$108,308	$232,471	$139,545	$--	$480,324
Savings	38,494	--	--	--	38,494
Other interest bearing deposits	683,594	--	--	--	683,594
Other borrowings	79,569	6,700	65,752	35,333	187,354
Noninterest bearing deposits	--	--	--	--	149,104
Other liabilities & equity	--	--	--	--	133,736

Total liabilities & equity	$909,965	$239,171	$205,297	$35,333	$1,672,606

Period gap	$47,114	$(180,232)	$219,110	$72,669
Cumulative gap	$47,114	$(133,118)	$85,992	$158,661
Cumulative gap/total assets	2.82%	(7.96)%	5.14%	9.49%

The above table shows that total assets maturing or repricing within three months exceeded liabilities maturing within the same time period by $47.1 million indicating that we are asset sensitive in this time horizon. The above gap analysis is limited, however, in that cash flows and repricing characteristics for various categories of assets and liabilities are subject to competitive pressures, consumer sentiments and other influences that are beyond our control and are not reflected in this static analysis. As a result, various assets and liabilities indicated as maturing or repricing within a stated period may reprice at different levels and mature or reprice in other periods or at different volumes.

The analysis also does not consider the extent of repricing for certain assets or liabilities shown as re-priceable within twelve months or reflect the magnitude of interest rate changes on net interest income, or consider certain interest rate swaps utilized to mitigate some of our interest rate risk.

Accordingly, we also utilize a simulation model to assess the direction and magnitude of variations in net interest income and the economic value of equity (“EVE”) resulting from potential changes in market interest rates. Key assumptions in the model include contractual cash flows and maturities of interest-sensitive assets and interest-sensitive liabilities, prepayment speeds on certain assets, and changes in market conditions impacting loan and deposit pricing. We also assume certain levels of rate sensitivity of our non-maturing transaction deposits based upon our historical sensitivity under previous interest rate cycles, and we include pricing floors on discretionary priced liability products which limit how low various checking and savings products could go under declining interest rates. These assumptions reflect our pricing philosophy in response to changing interest rates.

The simulation analysis also considers the interest rate swaps we have entered into which have the effect of converting $100.0 million in variable rate loans repricing immediately into fixed rate loans repricing in one to five years. The interest rate swaps are not reflected in the table above and are more fully discussed in the Notes to the Consolidated Financial Statements.

We forecast the next twelve months of net interest income under an assumed environment of gradual changes in market interest rates under various scenarios. The resulting change in net interest income is an indication of the sensitivity of our earnings to directional changes in market interest rates. The simulation also measures the change in EVE, or the net present value of our assets and liabilities, under the same shifts in interest rates, as calculated by discounting the estimated future cash flows using a market-based discount rate.

The following table shows the impact of changes in interest rates on net interest income over the next twelve months and EVE based on our balance sheet as of December 31, 2004 (dollars in thousands).

Interest Rate Scenario	Economic Value of Equity	Percent Change	Net Interest Income	Percent Change
Change in Interest Rates
200 basis point rise	$146,833	(8.6)%	$62,417	5.1%
100 basis point rise	155,136	(3.4)	60,902	2.6
Base-rate scenario	160,669	-	59,368	-
100 basis point decline	166,536	3.7	57,691	(2.8)
200 basis point decline	175,190	9.0	54,982	(7.4)

If interest rates were to increase, this analysis suggests that we are well-positioned for improvements in net interest income over the next twelve months. Further, our balanced sensitivity in time horizons beyond one year results in little fluctuation in EVE under the various rate shock scenarios.

We also forecast the impact of immediate and parallel interest rate shocks on net interest income under various scenarios to measure the sensitivity of our earnings under extreme conditions.

The quarterly simulation analysis is monitored against acceptable interest rate risk parameters by the Asset/Liability Committee and reported to the Board of Directors.

In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including: the growth, composition and absolute levels of loans, deposits, and other earning assets and interest-bearing liabilities; economic and competitive conditions; potential changes in lending, investing and deposit gathering strategies; and client preferences.

Forward-Looking Statements: This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and are including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies, and expectations are generally identifiable by use of the words believe, expect, intend, anticipate, estimate, project, may or similar expressions. The presentation and discussion of the provision and allowance for loan losses, statements concerning future profitability or future growth or increases, and statements about the adequacy of our capital resources are examples of inherently forward-looking statements in that they involve judgements and statements of belief as to the outcome of future events. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on our operations and future prospects include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market area and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning us and our business, including additional factors that could materially affect our financial results, is included in our filings with the Securities and Exchange Commission.

Quarterly Stock Price Information: The Company’s common stock is quoted on the Nasdaq National Market under the symbol MCBC. High and low sales prices (as reported on the Nasdaq National Market) for each quarter for the years ended December 31, 2004 and 2003 are set forth in the table below. This information has been restated for the 5% stock dividends paid in May 2004 and May 2003.

	2004		2003

	High	Low	High	Low

Quarter
First Quarter	$28.00	$24.19	$20.47	$17.69
Second Quarter	$28.50	$24.00	$23.56	$18.74
Third Quarter	$28.75	$24.88	$24.38	$21.19
Fourth Quarter	$32.99	$25.85	$27.95	$22.05

Quarterly cash dividends totaling $.31 were paid during 2002, and a 4% stock dividend was declared during the second quarter of 2002. Quarterly cash dividends totaling $.40 were paid during 2003, and a 5% stock dividend was declared during the second quarter of 2003. Quarterly cash dividends totaling $.50 were paid during 2004, and a 5% stock dividend was declared during the second quarter of 2004.