Form 10-K, Exhibit 13
period 2005-12-31
MACATAWA BANK CORP
filed 2006-03-13
CIK 1053584

Exhibit 13

March 9, 2006

To Our Shareholders:

        We are very pleased to report that Macatawa Bank completed its seventh straight year of strong growth and profitability in 2005. In a highly competitive marketplace, we continue to add new customers who appreciate our local focus, exceptional customer service, competitive rates and innovative products.

        For the year just ended, Macatawa again achieved record results and we wanted to share a few of the highlights with you:

o	Our earnings per share were $2.00 for 2005, an increase of 61 percent over 2004 -and a record for the bank.

o	Our return on equity increased 51 percent to 15.30 percent – again, another record.

o	Our return on assets increased 41 percent to 1.17 percent – a new high for Macatawa.

o	Our number of accounts grew approximately 10 percent, showing continued market growth.

o	We provided a payroll in excess of $17.4 million for West Michigan residents, employing more than 450 full- and part-time workers in 26 locations.

        These exceptional results allowed us to share the benefits of our success with you through dividend increases. For the fifth time in five years, we increased our dividend. The latest was a 20 percent increase to $0.18 per share per quarter. In addition to our traditional five percent stock dividend, we also paid shareholders a special one-time 10 percent stock dividend in 2005.

        The stock market has responded favorably to our results and to the strength of our business model. Macatawa’s stock rose 30 percent during 2005 at a time when many large banks found their share prices stagnant or declining. While we cannot control the markets or the movement of our stock price, we believe that if we perform well and share those rewards with our shareholders, the market will look on us favorably. That was certainly the case in 2005. Macatawa Bank has come a long way since our inception in 1997, and we owe that to our relationships – with our customers, our employees, the communities in which we operate and with you, our shareholders.

BUILDING ON OUR RELATIONSHIPS:
Growing Geographically

        The strength of these relationships has allowed us, in only eight years, to become the number one bank in Ottawa County based on market share. During 2005, we continued to invest in the lakeshore, relocating our Main Street Zeeland branch in order to capture more business from this dynamic community.

        Additionally, we broke ground on a new branch on Eighth Street in downtown Holland, which underscores our commitment to maintain a strong and visible presence in this key community. We are both pleased and humbled to be named the top Ottawa County bank, for the second consecutive year. We will continue working to both deserve and grow our leadership role in this important market.

        At the same time, we want to expand and strengthen our presence in Kent County, where we see tremendous growth potential. While the area is home to many banks, we feel that Macatawa’s brand of service is unique – and appeals to both personal and business customers.

        Our goal is to become the dominant player in this market and we will continue to dedicate significant resources to translate this vision into a reality. In June 2005, we opened a new branch in Rockford, making it our 10th location in the greater Grand Rapids area.

        We are well underway with our 2006 expansion plans. We have already broken ground on a new Jenison office – our second in that growing community. Our storefront location in Byron Center will be relocating to a new full-service branch later this year. In addition, we are finalizing plans on two other strategic locations that will allow us to expand both our geographic footprint and the strength of the Macatawa name.

BUILDING ON OUR RELATIONSHIPS:
Growing our Products and Services

        Listening to the market and responding with innovative products and services gives Macatawa an edge in competing for new customers. We take customer feedback to heart and use it to expand our product offerings.

        During 2005, we launched several new initiatives that have already been well received in the market:

o	Health Savings Accounts: Macatawa is one of the first banks in West Michigan to offer health savings accounts, or HSAs. An HSA allows individuals to set aside funds to pay for healthcare expenses on a pre-tax basis. As rising healthcare costs remain a concern for everyone, HSAs have become a popular and economical way for handling payments. We are very pleased that area health service providers endorse our program, which assists greatly in our marketing efforts.

o	Homeowner CD: We recognize that saving for a home or a home improvement project can be a daunting task. To make the process more manageable, we introduced the Homeowners CD, a five-year certificate of deposit with a competitive rate. This program makes it easier for customers to set aside as little as $25 at a time toward a down payment or home improvement.

o	Reverse Mortgages: Again, Macatawa is one of the first banks in the area to offer a reverse mortgage. A reverse mortgage allows seniors to take out a loan against the equity in their home. Unlike a traditional mortgage, the reverse mortgage has the lender making payments to the homeowner. This product increases the funds available to seniors so they may enjoy their retirement years to the fullest.

        We are currently developing and evaluating new products and services, with the intention of expanding our offerings in 2006. We plan to continue focusing on ways to increase our non interest revenue. As the pressure on net interest margins intensifies, it will be particularly important for us to diversify our revenue sources and develop new products that provide value for our customers.

BUILDING ON OUR RELATIONSHIPS:
Encouraging Personal Growth

        When you walk into a Macatawa Bank office, it is our sincere hope that you feel a true difference, from the moment you are welcomed until your transaction is completed.

        It is often the little things that distinguish great service from good service. Macatawa is small enough so that our tellers get to know you personally and whether your children prefer grape or root beer lollipops. Yet we are big enough to offer a broad and sophisticated array of products and services that meet the changing financial needs of both individuals and businesses.

        We empower our employees to serve customers and solve their problems. We invest in our employees through ongoing training to ensure that new employees absorb the Macatawa culture – and all employees embrace our culture every day. We are committed to grow from within through leadership programs that allow our employees to stretch and reach new challenges.

        Macatawa Bank is a great place to work. We have an unparalleled staff who is friendly, caring and professional. They are simply the best at what they do. Key to that, is their dedication to providing extraordinary customer service at every level throughout our organization.

        We owe so much of the growth and success of Macatawa Bank in the past eight years to this wonderful team and the relationships they have forged in the community. To give you a better understanding of how these issues are intertwined, we thought we would let our customers tell you in their own words just what a difference Macatawa Bank employees have made in their lives.

      Thank you again for your continued confidence and support.

/s/ Benj. A. Smith III BENJAMIN A. SMITH III CHAIRMAN & CEO / MACATAWA BANK CORPORATION	/s/ Philip J. Koning PHILIP J. KONING PRESIDENT & CEO / MACATAWA BANK

Selected Consolidated Financial Data

The following selected consolidated financial and other data are derived from the Company’s Financial Statements and should be read with the Consolidated Financial Statements and Notes thereto, and Management’s Discussion and Analysis of Results of Operations and Financial Condition. The Consolidated Balance Sheets as of December 31, 2005 and 2004, and the Consolidated Statements of Income for the years ended December 31, 2005, 2004, and 2003, are included elsewhere in this Annual Report.

(Dollars in thousands, except per share data)	As of and For the Year Ended December 31

	2005	2004	2003	2002	2001

Financial Condition
Total assets	$1,869,990	$1,672,606	$1,401,111	$1,176,583	$670,203
Securities	160,603	139,801	109,673	90,170	64,316
Loans	1,547,879	1,396,387	1,157,107	961,038	545,693
Deposits	1,507,772	1,351,516	1,109,399	920,873	526,192
FHLB advances	145,161	123,985	145,680	106,897	75,638
Shareholders' equity	141,744	129,074	121,900	113,974	66,502

Share Information*
Basic earnings per common share	$2.05	$1.26	$1.17	$1.02	$.85
Diluted earnings per common share	2.00	1.24	1.15	1.01	.84
Book value per common share	13.86	12.72	12.06	11.39	9.50
Dividends per common share	.61	.43	.35	.27	.22
Weighted average dilutive shares outstanding	10,466,711	10,319,011	10,249,652	9,465,016	6,080,719
Shares outstanding at end of period	10,227,992	10,150,937	10,106,863	10,005,438	6,998,021

Operations
Interest income	$105,395	$78,329	$64,435	$57,252	$42,685
Interest expense	42,558	26,309	22,341	22,902	20,927
Net interest income	62,837	52,020	42,094	34,350	21,758
Provision for loan losses	3,675	7,890	4,105	3,321	2,285
Net interest income after provision
for loan losses	59,162	44,130	37,989	31,029	19,473
Total noninterest income	13,004	10,042	10,154	7,877	3,683
Total noninterest expense	41,423	35,400	30,575	24,741	15,543
Income before tax	30,743	18,772	17,568	14,165	7,613
Federal income tax	9,854	5,996	5,788	4,652	2,497
Net income	$20,889	$12,776	$11,780	$9,513	$5,116

Performance Ratios
Return on average equity	15.30%	10.15%	9.91%	9.46%	9.58%
Return on average assets	1.17%	.83%	.94%	.95%	.88%
Yield on average interest-earning assets	6.37%	5.47%	5.55%	6.16%	7.82%
Cost on average interest-bearing liabilities	2.87%	2.07%	2.19%	2.82%	4.39%
Average net interest spread	3.50%	3.40%	3.36%	3.34%	3.43%
Average net interest margin	3.81%	3.64%	3.63%	3.69%	3.98%
Efficiency ratio	54.62%	57.04%	58.52%	58.59%	61.09%

Capital Ratios
Equity to assets	7.58%	7.72%	8.70%	9.69%	9.92%
Total risk-based capital ratio	11.07%	11.12%	10.92%	9.89%	12.85%

Credit Quality Ratios
Allowance for loan losses to total loans	1.36%	1.38%	1.39%	1.40%	1.41%
Nonperforming assets to total assets	.26%	.35%	.32%	.28%	.36%
Net charge-offs to average loans	.13%	.37%	.14%	.12%	.09%

*Retroactively adjusted to reflect the effect of all stock dividends.

Quarterly Financial Data (unaudited)

A summary of selected quarterly results of operations for the years ended December 31, 2005 and 2004 follows:

(Dollars in thousands, except per share data)	Three Months Ended

	March 31	June 30	September 30	December 31

2005
Interest income	$23,198	$25,357	$27,752	$29,087
Net Interest income	14,844	15,487	16,105	16,401
Provision for loan losses	900	1,125	855	795
Income before income tax expense	6,655	7,769	8,211	8,107
Net income	4,535	5,262	5,550	5,542

Net income per share*
Basic	0.45	0.52	0.54	0.54
Diluted	0.44	0.50	0.53	0.53

2004
Interest income	$17,305	$18,636	$20,345	$22,043
Net Interest income	11,392	12,570	13,619	14,439
Provision for loan losses	1,225	1,440	3,900	1,325
Income before income tax expense	4,208	4,948	3,047	6,569
Net income	2,866	3,346	2,116	4,448

Net income per share*
Basic	0.28	0.33	0.21	0.44
Diluted	0.28	0.32	0.21	0.43

Net income for the third quarter of 2004 includes the impact of a $2.3 million ($1.5 million after-tax, or $0.15 per share) charge against earnings related to the one borrower whose loans became impaired as described in Note 4 of the financial statements.

*Retroactively adjusted to reflect the effect of all stock dividends.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Management’s discussion and analysis of results of operations and financial condition contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in such forward-looking statements.

The following section presents additional information to assess the results of operations and financial condition of the Company. This section should be read in conjunction with the consolidated financial statements and the supplemental financial data contained elsewhere in this Annual Report.

Overview

Macatawa Bank Corporation is a Michigan corporation and is the holding company for two wholly owned subsidiaries, Macatawa Bank and Macatawa Investment Services, Inc. and for two trusts, Macatawa Statutory Trust I and Macatawa Statutory Trust II. Macatawa Bank Corporation is a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act. Macatawa Bank is a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation. The bank operates twenty-three branch offices and a lending and operational service facility, providing a full range of commercial and consumer banking and trust services in Kent County, Ottawa County, and northern Allegan County, Michigan. Macatawa Investment Services is a broker/dealer providing various services including discount brokerage, personal financial planning, and consultation regarding mutual funds and annuities. Macatawa Statutory Trusts I and II are grantor trusts and issued $20.0 million each of pooled trust preferred securities. These trusts are not consolidated in the Corporation’s financial statements. For further information regarding consolidation, see the Notes to the Consolidated Financial Statements included herein. Macatawa Bank Mortgage Company, a subsidiary of Macatawa Bank, originates and sells residential mortgage loans into the secondary market on a servicing released basis.

While maintaining asset quality and improving profitability, we have experienced rapid and substantial growth since opening Macatawa Bank in November of 1997. We first became profitable in 1999 and have increased earnings each year since then with 2005 net income reaching $20.9 million. Since our inception in 1997, we have raised approximately $100.6 million in capital through private and public common stock offerings and trust preferred offerings to facilitate our growth and progress over these years.

We believe that growth in core deposits is key to our long-term success and is our primary funding source for asset growth. Establishing a branching network in our markets has been of high importance in order to facilitate this core deposit growth. We have gained community awareness and acceptance in our markets through this expanding branch network and our high service quality standards.

The West Michigan markets within which we operate continue to provide significant expansion opportunities for us. We opened our tenth branch in the Kent County market on the north side of the greater Grand Rapids area during the second quarter of 2005. Because of the significance of the greater Grand Rapids market and as it represents the greatest opportunity for market share growth, we anticipate additional branch openings in this market within the next few years. We also continue to enjoy success in building new and existing relationships in the Holland/Zeeland area, and our entrance into the Grand Haven market during the third quarter of 2003 has produced excellent growth results. We anticipate that we will continue to experience growth in our balance sheet and in our earnings due to these expansion opportunities.

RESULTS OF OPERATIONS

Summary: Net income totaled $20.9 million, or $2.00 per diluted share for 2005 as compared to $12.8 million, or $1.24 per diluted share for 2004, and $11.8 million, or $1.15 per diluted share for 2003. The results for 2004 include a charge against earnings of $2.3 million ($1.5 million after tax), or approximately $0.15 per share, for a loss associated with the impaired commercial loan relationship described under Loan Portfolio and Asset Quality.

The increase in net income principally reflects strong growth in our net interest income due to our continuing growth in interest earning assets, partially offset by increases in noninterest expense.

Net Interest Income: Net interest income totaled $62.8 million during 2005 compared to $52.0 million during 2004 and $42.1 million during 2003. The 21% growth in net interest income during 2005 compared to 2004 was driven by significant growth in average interest earning assets which increased by $219.0 million, or 15%, to $1.65 billion for 2005. The net interest margin increased 17 basis points to 3.81% for 2005, also contributing to the growth in net interest income. The increases in short-term interest rates that began in mid-2004 were a primary reason for the increase in the net interest margin.

The yield on earning assets increased 90 basis points to 6.37% for 2005 from 5.47% for 2004. The primary reason for this increase was the rise in the yield on our variable rate loan portfolio. The increases in short-term interest rates that began in mid-2004 continued throughout all of 2005 causing the increase in variable rate loan yields. The addition of new loans at generally higher rates during this period also contributed to the increase in asset yield. The increase in the yield on earning assets was offset by an 80 basis point increase in our overall cost of funds to 2.87% for 2005. The primary reasons for the increase can be attributed to higher rates paid on our deposit accounts, the rollover of time deposits to higher rates within the rising rate environment during 2005, and a shift to higher costing sources of funds, primarily time deposits. Part of the increase in time deposits was from the use of brokered time deposits to support the growth in assets during the year. In addition, the rates paid on retail time deposits reached levels in 2005 that had not been seen in the past few years, causing deposit customers to shift funds from transaction accounts, primarily money market accounts, into the higher rate time accounts.

The 24% growth in net interest income during 2004 compared to 2003 was also largely driven by significant growth in average interest earning assets which increased by $273.0 million, or 24%, to $1.43 billion for 2004. The net interest margin was relatively flat, increasing 1 basis point to 3.64% for 2004.

During a period of historically low rates that began during 2003 and remained throughout all of 2004, the decline in the yield on earning assets of eight basis points in 2004 compared to 2003 was offset by a corresponding decline of 12 basis points in the overall cost of funds. A shift to lower costing transaction accounts, primarily money market accounts, also contributed to the decline in the cost of funds during 2004.

Anticipated growth in earning assets is expected to continue to increase levels of net interest income. We do not, however, anticipate changes in short-term interest rates to have as much of an impact on our net interest margin considering our balanced sensitivity. We continue to maintain derivative instruments, as discussed in the Notes to the Consolidated Financial Statements, to help balance our interest rate risk sensitivity considering our significant variable rate loan portfolio. This is discussed in further detail under the section Sensitivity to Market Risk.

The following table shows an analysis of net interest margin for the years ended December 31, 2005, 2004 and 2003.

	For the years ended December 31,

	2005			2004			2003

(Dollars in Thousands)	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost

Assets:
Taxable securities	$109,027	$4,392	4.03%	$84,151	$3,528	4.19%	$70,723	$3,237	4.76%
Tax-exempt securities (1)	49,285	2,084	6.53%	40,491	1,727	6.62%	24,843	1,067	6.82%
Loans (2)	1,473,558	98,031	6.58%	1,295,887	72,583	5.54%	1,046,723	59,775	5.58%
Federal Home Loan Bank stock	13,299	573	4.25%	9,857	430	4.29%	6,629	338	5.03%
Federal funds sold and other short-term
investments	8,976	315	3.46%	4,787	61	1.25%	1,856	18	0.98%

Total interest earning assets (1)	1,654,145	105,395	6.37%	1,435,173	78,329	5.47%	$1,150,774	$64,435	5.55%

Noninterest earning assets:
Cash and due from banks	35,370			33,792			30,367
Other	93,517			68,478			69,422

Total assets	$1,783,032			$1,537,443			$1,250,563

Liabilities and Shareholders' Equity:
Deposits:
NOW and money market accounts	$608,718	$11,841	1.95%	$587,834	$6,916	1.18%	$395,697	$3,662	0.93%
Savings	40,674	183	0.45%	38,266	86	0.23%	35,172	127	0.36%
IRAs	30,536	1,092	3.58%	27,170	884	3.26%	25,618	936	3.66%
Time deposits	546,307	18,944	3.47%	407,835	11,185	2.74%	406,613	12,245	3.01%
Borrowings:
Federal Home Loan Bank advances	171,000	6,599	3.81%	145,346	5,223	3.59%	124,825	4,676	3.75%
Long-term debt	41,238	2,603	6.23%	36,742	1,659	4.52%	12,850	507	3.95%
Federal funds borrowed and other
borrowed funds	36,715	1,296	3.48%	22,837	356	1.54%	14,317	188	1.30%

Total interest bearing liabilities	1,475,188	42,558	2.87%	1,266,030	26,309	2.07%	1,015,092	22,341	2.19%

Noninterest bearing liabilities:
Noninterest bearing demand accounts	164,184			139,510			110,670
Other noninterest bearing liabilities	7,148			5,973			5,966

Shareholders' equity	136,512			125,930			118,835

Total liabilities and
Shareholders' equity
	$1,783,032			$1,537,443			$1,250,563

Net interest income		$62,837			$52,020			$42,094

Net interest spread (1)			3.50%			3.40%			3.36%
Net interest margin (1)			3.81%			3.64%			3.63%
Ratio of average interest earning assets to average interest bearing liabilities	112.13%			113.36%			113.37%

(1)	Yields are adjusted for tax-exempt interest.
(2)	Loan fees included in interest income are not material. Nonaccrual loans are included in average loans outstanding.

The following table presents the dollar amount of changes in net interest income due to changes in volume and rate.

	For The Year Ended December 31

(Dollars in thousands)	2005 vs 2004			2004 vs 2003

	Increase (Decrease) Due to			Increase (Decrease) Due to

	Volume	Rate	Total	Volume	Rate	Total

Interest income
Taxable securities	$1,007	$(143)	$864	$709	$(418)	$291
Tax-exempt securities	387	(30)	357	727	(67)	660
Loans	10,914	14,534	25,448	13,147	(339)	12,808
FHLB stock	148	(5)	143	146	(54)	92
Fed funds sold and other
short-term investments	84	170	254	36	7	43

Total interest income	$12,540	$14,526	$27,066	$14,765	$(871)	$13,894

Interest expense
NOWs and MMDAs	$254	$4,671	$4,925	$2,506	$748	$3,254
Savings	6	91	97	40	(81)	(41)
IRAs	116	92	208	162	(214)	(52)
Time deposits	4,362	3,397	7,759	111	(1,171)	(1,060)
FHLB advances	970	406	1,376	856	(309)	547
Long-term debt	222	722	944	1,069	83	1,152
Fed funds purchased and other
borrowings	305	635	940	127	41	168

Total interest expense	6,235	10,014	16,249	4,871	(903)	3,968

Net interest income	$6,305	$4,512	$10,817	$9,894	$32	$9,926

Provision for Loan Losses: The provision for loan losses for 2005 was $3.7 million as compared to $7.9 million for 2004 and $4.1 million for 2003. For 2004, the provision for loan losses includes a $2.3 million additional provision for the one commercial borrower described below under Portfolio Loans and Asset Quality. When excluding this specific provision, the provision for loan losses in 2005 still declined by $1.9 million primarily due to slower loan growth in 2005 compared to 2004. The amount of the loan loss provision in all periods is a byproduct of establishing our allowance for loan losses at levels deemed necessary in our methodology for determining the adequacy of the allowance. For more information about our allowance for loan losses and our methodology for establishing its level, see the discussion under the section Allowance for Loan Losses.

Noninterest Income: Noninterest income totaled $13.0 million during 2005, as compared to $10.0 during 2004 and $10.2 million in 2003. The $3 million or 30% improvement over 2004 included increases in all individual components with the exception of trust fees which were unchanged. Deposit service charge income increased $1.4 million or 46% and was the primary reason for the increase in noninterest income. An overdraft privilege service implemented at the beginning of the second quarter of 2005 continues to be well received and is largely the reason for the increase in deposit service charge income. The increase in deposit service charges of $398,000 or 16% during 2004 reflects the continued expansion of our deposit customer account base as we have grown.

Revenues from trust services were unchanged at $2.9 million for 2005 and 2004 compared to $2.5 million for 2003. Trust fees are, to a great extent, based on the underlying values of trust assets managed. Although we are gaining new trust customers each year, fees remained relatively flat in 2005 due to a decline in the market valuation of securities held in the trust accounts.

Other income increased $1.5 million in 2005 and $564,000 in 2004. The increase in other income for both years included increases in miscellaneous fee categories associated with volume increases as we have grown. These fee categories include debit card and ATM processing income, revenues from mutual fund and annuity sales, and income from title insurance sales. The increase in 2005 also included an additional $499,000 of income earned on bank-owned life insurance purchased during the fourth quarter of 2004. Also included in other income for 2005 was $348,000 in gains on the sale of two commercial properties, one previously held as other real estate.

Gain on sales of loans primarily includes gains on the sale of real estate mortgage loans, and to a lesser extent, gains on the sale of the SBA guaranteed portion of certain commercial loans. We sell the majority of the fixed-rate mortgage loans we originate. We do not retain the servicing rights for the loans we sell. A summary of gain on sales of loans and related volume is as follows:

(Dollars in thousands)	For The Year Ended December 31

	2005	2004	2003

Gain on the sale of SBA guaranteed loans	$100	$122	$109
Net gain on the sale of real estate mortgage loans	2,236	2,085	3,637

Gain on sales of loans	$2,336	$2,207	$3,746

Real estate mortgage loans originated for sale	137,028	141,661	305,612
Real estate mortgage loans sold	140,083	144,772	324,030
Net gain on the sale of real estate mortgage loans as a percent of real estate mortgage loans sold ("Loan sales margin")	1.60%	1.44%	1.12%

Gain on sales of loans increased $129,000 in 2005 compared to 2004, while 2004 decreased $1.5 million compared to 2003. The generally higher levels of longer-term interest rates in 2005 and 2004 resulted in significantly lower levels of residential refinancing and loan originations than in 2003 when longer-term interest rates reached historic lows and related refinancing activity was at record highs. An improvement in the loan sales margin received on residential loans sold during both 2005 and 2004 slightly offset the significant decline in volume since 2003. The general improvement in our loan sales margin since 2003 reflects an improvement in our competitive position with our secondary market investors and greater discipline in our pricing practices. Since mortgage interest rate levels have generally increased from their historic lows in 2003, we expect the volume of originations going forward to be more consistent with 2005 and 2004 levels.

Noninterest Expense: Noninterest expense totaled $41.4 million for 2005 as compared to $35.4 million for 2004 and $30.6 million for 2003. Salaries and benefits increased $3.2 million in 2005 over 2004 and $2.8 million in 2004 over 2003, comprising the majority of the increase in both years.

The increase in salaries and benefits for 2005 and 2004 is primarily related to additional staffing in each line of business and in support departments consistent with growth of the Bank. Increased incentives associated with strong performance also contributed to the increase in salaries and benefits during 2005. The increase in salaries and benefits for 2004 also reflects an increase in staffing for the five new full-service branches that were opened during the period since the fourth quarter of 2003 through the end of 2004. The consistent increase in salaries and benefits reflects our attention to properly managing and supporting our growth and our interest in creating a platform for strong future growth.

The increase in occupancy expense of $586,000 in 2005 and $311,000 in 2004 and the increase in furniture and equipment expense of $207,000 in 2005 and $180,000 in 2004 are consistent with our branch and facilities expansion during these periods. We would expect the level of increase in these expense categories to moderate and be commensurate with our plans for future branch expansion.

The increase in marketing and promotion expense of $415,000 in 2005 and $264,000 in 2004 is consistent with the growth in our company, and our interest in creating a more significant presence in the markets we serve.

Data processing fees were up $510,000 in 2005 and $275,000 in 2004. In September of 2004, we outsourced our item processing function which was the primary reason for the increase in 2005 and also contributed to the increase in 2004. We expect future increases to decline and be more consistent with the Company’s growth.

Other expense increased $980,000 in 2005 and $1.1 million in 2004. The increase in both periods includes increases in various expense categories consistent with the growth of our company. These categories include expenses associated with debit card and ATM processing, customer and internal courier, outside services, travel and state taxes. The increases for both 2005 and 2004 include expenses associated with the implementation and additional ongoing costs of Section 404 of the Sarbanes-Oxley Act.

Despite the increases in noninterest expense, growth in net interest and noninterest revenues continue to outpace operating expenses. The efficiency ratio has improved over the past three years, declining from 58.52% in 2003 to 57.04% in 2004 to 54.62% in 2005.

Federal Income Tax Expense: Our federal income tax expense has increased generally commensurate with our increase in pre-tax earnings. Our federal income tax expense is lower than the amount computed by applying our statutory federal income tax rate to our pre-tax earnings primarily due to tax-exempt interest income. Our effective tax rate was 32.1%, 31.9% and 32.9% in 2005, 2004 and 2003, respectively.

FINANCIAL CONDITION

Summary: Our total assets were $1.87 billion at December 31, 2005, an increase of $197.4 million from $1.67 billion in total assets at December 31, 2004. We believe the continued strong asset growth reflects the acceptance of our full-service community banking philosophy in the growing communities we serve. Our asset growth consists primarily of growth in our loan portfolio as we continue to attract new loan customers and deepen relationships with existing customers despite the strong competition from other locally based community banks and larger regional banks. Total portfolio loans increased $151.5 million or 11% during 2005. The growth in total assets also included growth in our cash and due from banks, investment securities portfolio, and premises and equipment.

The increase in total assets was principally funded by deposit growth. Deposits grew by $156.3 million during 2005, a 12% growth rate. We attribute the deposit growth to our quality customer service, the desire of our customers to bank with a locally run bank, and convenient accessibility through the expansion of our branch network.

Cash and Cash Equivalents: Our cash and cash equivalents, which include federal funds sold and short-term investments, were $49.1 million at December 31, 2005, as compared to $31.7 million at December 31, 2004. The high balance at the end of 2005 was due to a large inflow of customer deposits that occurred right at the end of the year.

Securities: Securities increased $20.8 million or 15% to $160.6 million at December 31, 2005 from $139.8 million at December 31, 2004. We maintain our security portfolio at a level to provide diversity in the nature of our assets, to support our liquidity needs and to balance our interest rate risk. Our portfolio consists primarily of high quality U.S government agency and state and local municipal bonds classified as available for sale. These securities are generally purchased at fixed rates to help offset the interest sensitivity of our variable rate loan portfolio. We expect continued growth of our securities portfolio generally consistent with the growth of our company to maintain the diversity of our assets and support our liquidity and interest rate risk management.

Loan Portfolio and Asset Quality: Our total loan portfolio increased to $1.55 billion at December 31, 2005 from $1.40 billion at December 31, 2004. The $151.5 million increase in portfolio loans continues our consistent pattern of growth. Each of our loan portfolios, including commercial and commercial real estate, residential real estate and consumer loans grew during 2005, however, the strongest growth was in the commercial and commercial real estate portfolios, which grew by 14%. We believe the continued growth we have experienced in each of our loan portfolios is a result of our focus on providing high quality customer service and reflects the acceptance of our full-service community banking philosophy in the growing communities we serve.

The majority of loans that we retain in our portfolio are to small and mid-sized businesses in the form of commercial and commercial real estate loans. Our combined commercial loan portfolios accounted for approximately 74% and 73% of our total portfolio loans at December 31, 2005 and 2004, respectively. The $1.15 billion in commercial and commercial real estate loans at December 31, 2005 represents an increase of $137.9 million over the $1.02 billion at December 31, 2004. We feel the consistent growth in commercial loans that we have been able to achieve reflects the acceptance of our lending approach by our customers and the ability of our lending team to respond to their needs effectively. Our commercial loan department is built around a well-seasoned officer team and our lending approach involves an efficient loan approval process focused around local decision-making.

The residential real estate portfolio increased from $219.0 million at December 31, 2004 to $223.4 million at December 31, 2005. Our residential real estate loan portfolio, which also includes residential construction loans made to individual homeowners, comprised approximately 14% of portfolio loans at the end of 2005. Our residential real estate portfolio represents only a small portion of our residential origination loan volume, as we sell the majority of our fixed-rate obligations on the secondary market with servicing released to reduce our exposure to interest rate risk. We originated for sale $137.0 million in residential mortgages in 2005, $141.7 million in 2004, and $305.6 million in 2003. Loans held for sale were $2.3 million at December 31, 2005 as compared to $3.2 million at December 31, 2004. The generally higher levels of longer-term interest rates in 2005 and 2004 resulted in significantly lower levels of residential refinancing and loan originations as compared to 2003 when longer-term interest rates were at historic lows and related refinancing activity was at record highs.

Our consumer loan portfolio includes both loans secured by personal property, as well as home equity fixed term and line of credit loans. Our consumer loan portfolio increased to $171.5 million at December 31, 2005 from $162.4 million at December 31, 2004. Consumer loans comprised approximately 11% of our portfolio loans at the end of 2005.

As we continue to leverage our expansive branch network and strengthen our presence in the markets we serve, we anticipate further growth in each of our loan portfolios consistent with our historical growth patterns.

Nonperforming assets are comprised of nonperforming loans, foreclosed assets and repossessed assets. Our nonperforming loans include loans on non-accrual status, restructured loans and loans delinquent more than 90 days but still accruing. Nonperforming loans as of December 31, 2005 totaled $4.2 million or 0.27% of total portfolio loans compared to $4.0 million or 0.29% of total portfolio loans at December 31, 2004.

The balance of nonperforming loans at the end of 2005 consists of a number of smaller commercial loans on nonaccrual for which we are considered to be well collateralized or adequately reserved. The majority of nonperforming loans at the end of 2004 related to one commercial borrower. The loans associated with this borrower became impaired due to fraud perpetrated by the borrower. The borrower has since ceased operations. Proceeds from the liquidation of collateral, payments on outstanding receivables and additional charge-offs reduced our balances from this relationship to approximately $229,000 at the end of 2005, from $2.3 million at year-end 2004.

Our loan portfolio is reviewed regularly by an external loan review team, our own loan officers, and our senior management. When reasonable doubt exists concerning collectibility of interest or principal of one of our loans, that loan is placed in non-accrual status. Any interest previously accrued but not collected is reversed and charged against current earnings.

Foreclosed assets include assets acquired in settlement of loans. As of December 31, 2005 foreclosed assets totaled $527,000 compared to $1.9 million as of December 31, 2004. The balance at the end of 2004 related to one piece of commercial real estate for which no loss was experienced upon disposition.

Total nonperforming assets amounted to $4.9 million or 0.26% of total assets as of December 31, 2005 compared to $5.9 million or 0.35% of total assets as of December 31, 2004. The following table shows the composition and amount of our nonperforming assets.

(Dollars in thousands)	As of December 31

	2005	2004	2003

Nonaccrual loans	$3,977	$3,249	$1,717
Loans 90 days or more delinquent and still accruing	227	772	2,308
Restructured loans	--	--	--

Total nonperforming loans	$4,204	$4,021	$4,025

Foreclosed assets	527	1,850	464
Repossessed assets	165	--	4

Total nonperforming assets	$4,896	$5,871	$4,493

Nonperforming loans to total loans	.27%	.29%	.35%
Nonperforming assets to total assets	.26%	.35%	.32%

Allowance for Loan Losses: Our allowance for loan losses as of December 31, 2005 was $21.0 million, representing approximately 1.36% of total portfolio loans outstanding, compared to $19.3 million or 1.38% of total loans at December 31, 2004.

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

Specific allowances are established in cases where senior credit management has identified significant conditions or circumstances related to an individually impaired credit that we believe indicates the probability that a loss has been incurred. This amount is determined by methods prescribed by SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”. The specific allowance for impaired loans was $333,000 at December 31, 2005 and $923,000 at December 31, 2004. The specific allowance at the end of 2004 was primarily related to the one commercial loan borrower previously described under Portfolio Loans and Asset Quality.

The formula allowance is calculated by applying loss factors to outstanding loans based on the internal risk grade of such loans. We use a loan rating method based upon an eight point system. Loans are assigned a loss allocation factor for each loan classification category. The lower the grading assigned to a loan category, the greater the allocation percentage that is applied. Changes in risk grade of both performing and nonperforming loans affect the amount of the formula allowance. Because of the relatively unseasoned nature of our loan portfolio and the rapid loan growth we have experienced since inception, our actual historical loan loss experience remains limited. Accordingly, our loss factors are primarily based upon our analysis of the banking industry’s historical loan loss experience, including the historical loan loss experience within the current markets we operate. These factors are monitored against our loss experience as our portfolios’ age, and may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the analysis date. The formula allowance was approximately $18.6 million at December 31, 2005 and $16.4 million at December 31, 2004. The increase of $1.7 million in the allowance for loan losses during 2005 was primarily related to this $2.2 million increase in the formula allowance. The increase in the formula allowance is primarily associated with the continuing growth in the commercial loan portfolio.

Groups of homogeneous loans, such as residential real estate, open- and closed-end consumer loans, etc., receive general allowance allocations based on loss trends. In lieu of an established loan loss trend for Macatawa Bank, we use historical loss trends based on industry experience and peers in determining an adequate allowance for probable losses associated with these pools of loans. General economic and business conditions, credit quality trends, collateral values, seasoning of the portfolios and recent loss experience are conditions considered in connection with allocation factors for these similar pools of loans. The general allowance was $2.1 million at December 31, 2005 and $1.7 million at December 31, 2004.

The continued increase in the allowance was deemed necessary given the significant growth in loans. However, the allowance for loan losses as a percent of total loans declined from 1.38% to 1.36%. A reduction in reserves necessary for impaired loans and a general improvement in the credit quality of our commercial loan portfolio were the main reasons for the decline. Based upon our internal analysis, in our judgment, we have provided adequate allowances for loan losses, although there can be no assurance that the allowance for losses on loans will be adequate to cover all losses.

The following table shows the allocation of the allowance for loan loss at the dates indicated to the extent specific allocations have been determined relative to particular loans.

	As of December 31

(Dollars in thousands)	2005		2004		2003

	Allowance Amount	% of Each Category to Total Loans	Allowance Amount	% of Each Category to Total Loans	Allowance Amount	% of Each Category to Total Loans

Commercial and commercial
real estate	$18,883	74.5%	$17,324	72.7%	$14,371	73.4%
Residential real estate	463	14.4%	476	15.7%	360	14.9%
Consumer	1,646	11.1%	1,243	11.6%	1,074	11.7%
Unallocated	--	--	208	--	288	--

Total	$20,992	100.0%	$19,251	100.0%	$16,093	100.0%

The above allocations are not intended to imply limitations on usage of the allowance. The entire allowance is available for any loan losses without regard to loan type. The allocated portion of the allowance amounted to $21.0 million at December 31, 2005. Of this total, 2% related to specific allocations on impaired loans, 88% related to formula allocations and 10% related to general allocations.

Net charge-offs totaled $1.9 million, or 0.13% of average loans for 2005 compared to $4.7 million, or 0.37% of average loans for 2004. As previously noted under the section Loan Portfolio and Asset Quality, the increase for 2004 relates primarily to a $2.8 million charge-off associated with the impaired loans to one commercial borrower. The following is a summary of our loan balances, changes in the allowance for loan losses and related ratios.

(Dollars in thousands)	December 31

	2005	2004	2003

Loans:
Average daily balance of loans for the year	$1,473,558	$1,295,887	$1,046,723
Amount of loans outstanding at end of period	1,547,879	1,396,387	1,157,107

Allowance for loan losses:
Balance at beginning of year	$19,251	$16,093	$13,472
Addition to allowance charged to operations	3,675	7,890	4,105
Loans charged-off:
Commercial	(1,842)	(4,833)	(1,308)
Residential real estate	(24)	(21)	(50)
Consumer	(371)	(91)	(187)

Recoveries:
Commercial	261	180	26
Residential real estate	17	11	17
Consumer	25	22	18

Balance at end of year	$20,992	$19,251	$16,093

Ratios:
Net charge-offs to average loans outstanding	.13%	.37%	.14%
Allowance for loan losses to loans outstanding
at year end	1.36%	1.38%	1.39%

Premises and Equipment: Premises and equipment totaled $53.0 million at December 31, 2005, an increase of $7.2 million from December 31, 2004. The increase included costs associated with the construction of two new branch sites, one north of Grand Rapids in Rockford and one on the east side of Zeeland. The new Zeeland office allowed us to replace a leased branch site with a full service facility in a more favorable location. In addition, we began construction in 2005 on a new regional facility in downtown Holland. The increase also included the purchase of two pieces of land for two future branch sites. One site will enhance our presence in Kent County and the other will allow us to relocate a current leased facility into a more favorable location.

Deposits: Total deposits increased $156.3 million to $1.51 billion at December 31, 2005, as compared to $1.35 billion at December 31, 2004. The majority of growth during the year was in checking accounts and time deposits. Noninterest-bearing checking accounts increased $39.7 million to $188.8 million and interest-bearing checking accounts grew $38.8 million to $207.9 million at the end of 2005. We are experiencing consistent growth in our core balances for these types of accounts. Our continued focus on quality customer service, the desire of customers to deal with a local bank, and the convenience of our expanding and maturing branch network continues to be well received in our markets. We expect this trend of growth in checking account deposits to continue. Time deposits increased $209.9 million to $690.2 million at the end of 2005. An increase in brokered time deposits of $132.4 million was a large part of the increase in this category. Because of their relatively lower cost compared to other borrowings, brokered time deposits were utilized to support the growth in assets during 2005. In addition, the rates paid on retail time deposits during 2005 reached levels that had not been seen in the past few years. This caused customers to shift funds from money market accounts into these more attractive time deposits.

Noninterest bearing demand accounts comprised approximately 12% of total deposits at December 31, 2005, as compared to approximately 11% of total deposits at the end of 2004. Interest bearing demand, including money markets, and savings accounts comprised approximately 42% of total deposits at December 31, 2005, as compared to 53% at the end of last year. Time accounts as a percentage of total deposits were approximately 46% at December 31, 2005, and were approximately 36% at December 31, 2004.

Borrowed Funds: Borrowed funds consist of advances from the Federal Home Loan Bank, long-term debt associated with the issuance of trust preferred securities and federal funds purchased provided by our correspondent banks. Additionally, we have a $10.0 million credit facility available for general corporate needs including contributing capital to our subsidiary bank to enable it to maintain regulatory capital at well-capitalized levels. This credit facility was unused during all of 2005 and 2004.

Borrowed funds totaled $212.2 million at December 31, 2005, including $145.2 million of Federal Home Loan Bank advances, $41.2 million in long-term debt associated with trust preferred securities and $25.8 million in federal funds purchased. Borrowed funds totaled $187.4 million at December 31, 2004 including $124.0 million of Federal Home Loan Bank advances and $41.2 million in long-term debt associated with trust preferred securities and $22.1 million in federal funds purchased. The increase in borrowed funds in 2005 was used to support growth in assets.

CAPITAL RESOURCES AND LIQUIDITY

Capital Resources: Total shareholders’ equity was $141.7 million at December 31, 2005 compared to $129.1 million at December 31, 2004. The increase of $12.6 million was primarily the result of retained net income (net of cash dividends paid) that was slightly offset by a reduction in accumulated other comprehensive income. Net income generated during 2005 of $20.9 million was partially offset by cash dividends of $6.2 million, or $.61 per share. We began paying cash dividends at the end of 2000 and have increased the amount of the dividend each year since. It is anticipated that we will continue to pay quarterly cash dividends in the future. We have also paid a stock dividend each year beginning in 2001. A 15% stock dividend was paid in May 2005, resulting in a transfer of $10.9 million from retained earnings to common stock.

The change in accumulated other comprehensive income was due to a decrease in both the market value of securities available for sale and the derivative instruments associated with the Company’s interest rate swap arrangements due principally to the general rise in longer-term interest rates during 2005. For more information regarding our interest rate swap arrangements, see the Notes to the Consolidated Financial Statements.

The Corporation was categorized as “well capitalized” for regulatory capital purposes at December 31, 2005 and 2004. The following table shows the Company’s various capital ratios for 2005 and 2004.

As of and for the year ended December 31,	2005	2004

Average equity to average assets	7.7%	8.2%
Total risk-based capital	11.1%	11.1%
Tier 1 risk-based capital	9.7%	9.3%
Tier 1 capital to average assets	8.7%	8.3%

Our total capital to risk-weighted assets was 11.1% at both December 31, 2005 and 2004. Our Tier 1 Capital as a percent of average assets was 8.7% at December 31, 2005 and 8.3% at December 31, 2004. Growth in capital from strong earnings in 2005 was consistent with the growth in assets resulting in the stable capital ratios from 2004 to 2005. On March 18, 2004, we raised additional regulatory capital by participating in a pooled trust preferred security issuance in the amount of $20.0 million. Of the $40.0 million of trust preferred securities outstanding at December 31, 2005, approximately $38.0 million qualified as Tier 1 capital with the remaining qualifying as Tier 2 capital. For more information regarding the trust preferred securities, please refer to the Notes to the Consolidated Financial Statements.

We believe the additional regulatory capital provided by the trust preferred security issuances, as supplemented by our improvement in earnings, will support our growth plans in the near future. Additional capital may be necessary within the next three to four years if our growth continues at its current pace. Capital sources include additional common stock offerings, trust preferred securities offerings and subordinated debt.

Liquidity: The liquidity of a financial institution reflects its ability to manage a variety of sources and uses of funds. Our Consolidated Statements of Cash Flows categorize these sources and uses into operating, investing and financing activities. We primarily focus on developing access to a variety of borrowing sources to supplement our deposit gathering activities and provide funds for growing our investment and loan portfolios. Our sources of liquidity include our borrowing capacity with the Federal Home Loan Bank and federal funds purchased lines with our correspondent banks, loan payments by our borrowers, maturity and sales of our securities available for sale, growth of our deposits and deposit equivalents, federal funds sold, and the various capital resources discussed above. Liquidity management involves the ability to meet the cash flow requirements of our customers. Our customers may be either borrowers with credit needs or depositors wanting to withdraw funds. We feel our liquidity position is sufficient to meet these needs.

In the normal course of business, we enter into certain contractual obligations including obligations which are considered in our overall liquidity management. The table below summarizes our significant contractual obligations as December 31, 2005.

(dollars in thousands)	1 year or less	1-3 years	4-5 years	After 5 years

Time deposit maturities	$414,491	$167,167	$108,577	---
Federal funds purchased and FHLB advances	73,009	42,853	46,442	---
Long-term debt	---	---	---	41,238

Total	$487,500	$210,020	$155,019	$41,238

In addition to normal loan funding, we also maintain liquidity to meet customer financing needs through unused lines of credit, unfunded loan commitments and standby letters of credit. The level and fluctuation of these commitments is also considered in our overall liquidity management. At December 31, 2005, we had a total of $460.8 million in unused lines of credit, $48.3 million in unfunded loan commitments, and $24.5 million in standby letters of credit.

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

We use two interest rate risk measurement techniques in our interest rate risk management. We first use a static gap analysis. This measures the difference between the dollar amounts of interest sensitive assets and liabilities that may be refinanced or repriced during a given time period. A significant repricing gap could result in a negative impact to our net interest margin during periods of changing market interest rates. The following table illustrates our interest rate repricing gaps for selected maturity periods at December 31, 2005.

Static Gap Analysis (dollars in thousands)	0 to 3 months	4 to 12 months	1 to 5 years	Over 5 Years		Total

Assets:
Loans-fixed	$33,534	$82,875	$390,552		$61,342	$568,303
Loans-variable	918,204	8,461	51,916		995	979,576
Taxable securities	2,060	---	106,502		1,000	109,562
Tax exempt securities	---	713	2,123		48,205	51,041
Other securities	13,910	---	---		---	13,910
Other assets, net	---	---	---		---	147,598

Total assets	$967,708	$92,049	$551,093		$111,542	$1,869,990

Liabilities:
Time deposits	$141,035	$273,456	$275,744	$	---	$690,235
Savings	40,612	---	---		---	40,612
Other interest bearing deposits	588,163	---	---		---	588,163
Other borrowings	72,247	42,000	89,295		8,666	212,208
Noninterest bearing deposits	---	---	---		---	188,762
Other liabilities & equity	---	---	---		---	150,010

Total liabilities & equity	$842,057	$315,456	$365,039		$8,666	$1,869,990

Period gap	$125,651	$(223,407)	$186,054		$102,876
Cumulative gap	$125,651	$(97,756)	$88,298		$191,174
Cumulative gap/total assets	6.72%	(5.23)%	4.72%		10.22%

The above table shows that total assets maturing or repricing within three months exceeded liabilities maturing within the same time period by $127 million indicating that we are asset sensitive in this time horizon. The above gap analysis is limited, however, in that cash flows and repricing characteristics for various categories of assets and liabilities are subject to competitive pressures, consumer sentiments and other influences that are beyond our control and are not reflected in this static analysis. As a result, various assets and liabilities indicated as maturing or repricing within a stated period may reprice at different levels and mature or reprice in other periods or at different volumes.

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

The simulation analysis also considers the interest rate swaps we have entered into which have the effect of converting $80.0 million in variable rate loans repricing immediately into fixed rate loans repricing in one to five years. The interest rate swaps are not reflected in the table above and are more fully discussed in the Notes to the Consolidated Financial Statements.

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

The following table shows the impact of changes in interest rates on net interest income over the next twelve months and EVE based on our balance sheet as of December 31, 2005 (dollars in thousands).

Interest Rate Scenario	Economic Value of Equity	Percent Change		Net Interest Income	Percent Change

Change in Interest Rates
200 basis point rise	$178,755	(5	.7)%	$71,359	6.3%
100 basis point rise	185,481	(2.1)		69,265	3.1
Base-rate scenario	189,490	---		67,156	---
100 basis point decline	194,132	2.5		65,129	(3.0)
200 basis point decline	197,408	4.2		62,690	(6.7)

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

CRITICAL ACCOUNTING AND POLICIES ESTIMATES:

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and future results could differ. The allowance for loan loss and the status of contingencies are deemed critical due to the required level of management judgment and the use of estimates, making them particularly subject to change.

Our methodology for determining the allowance for loan loss and the related provision for loan losses is described above in the “Allowance for Loan Loss” discussion. This area of accounting requires significant judgment due to the number of factors which can influence the collectibility of a loan. Unanticipated changes in these factors could significantly change the level of the allowance for loan losses and the related provision for loan losses. Although, based upon our internal analysis, and in our judgment, we have provided an adequate allowance for loan losses, there can be no assurance that our analysis has properly identified all of the probable losses in our loan portfolio.

Loss contingencies, including the legal actions involving Trade Partners as described in Note 17 of the financial statements, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. This, too, is an accounting area that involves significant judgment. Although, based upon our judgment and internal analysis we have properly accounted for loss contingencies, future changes in the status of such contingencies could result in a significant change in the level of contingent liabilities and a related impact to operating earnings.

Forward-Looking Statements: This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, and are including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies, and expectations are generally identifiable by use of the words believe, expect, intend, anticipate, estimate, project, may or similar expressions. The presentation and discussion of the provision and allowance for loan losses, statements concerning future profitability or future growth or increases, and statements about the adequacy of our capital resources are examples of inherently forward-looking statements in that they involve judgments and statements of belief as to the outcome of future events. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on our operations and future prospects include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market area and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning us and our business, including additional factors that could materially affect our financial results, is included in our filings with the Securities and Exchange Commission.

Quarterly Stock Price Information: The Company’s common stock is quoted on the Nasdaq National Market under the symbol MCBC. High and low sales prices (as reported on the Nasdaq National Market) for each quarter for the years ended December 31, 2005 and 2004 are set forth in the table below. This information has been restated for the 15% stock dividend paid in May 2005 and the 5% stock dividend paid in May 2004.

	2005		2004

Quarter	High	Low	High	Low

First Quarter	$32.76	$26.48	$24.35	$21.03
Second Quarter	$36.00	$26.51	$24.78	$20.87
Third Quarter	$40.00	$32.50	$25.00	$21.63
Fourth Quarter	$39.25	$31.70	$28.69	$22.48

Quarterly cash dividends totaling $.35 were paid during 2003, and a 5% stock dividend was declared during the second quarter of 2003. Quarterly cash dividends totaling $.43 were paid during 2004, and a 5% stock dividend was declared during the second quarter of 2004. Quarterly cash dividends totaling $.61 were paid during 2005, and a 15% stock dividend was declared during the second quarter of 2005.

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

Company management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we believe that, as of December 31, 2005; the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent auditors have issued an audit report on our assessment of the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Macatawa Bank Corporation
Holland, Michigan

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Macatawa Bank Corporation maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Macatawa Bank Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Macatawa Bank Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Macatawa Bank Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Macatawa Bank Corporation as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 and our report dated February 10, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ Crowe Chizek and Company LLC

Grand Rapids, Michigan
February 10, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Macatawa Bank Corporation
Holland, Michigan

We have audited the accompanying consolidated balance sheets of Macatawa Bank Corporation as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Macatawa Bank Corporation at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Macatawa Bank Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2006 expressed an unqualified opinion thereon.

/s/ Crowe Chizek and Company LLC

Grand Rapids, Michigan
February 10, 2006

MACATAWA BANK CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(Dollars in thousands)

	2005	2004

ASSETS
Cash and due from banks	$ 49,101	$ 31,711

Total cash and cash equivalents	49,101	31,711
Securities available for sale, at fair value	156,696	137,249
Securities held to maturity (fair value 2005 - $3,974,
2004 - $2,662)	3,907	2,552
Federal Home Loan Bank (FHLB) stock	13,910	12,239
Loans held for sale	2,331	3,150
Total loans	1,547,879	1,396,387
Allowance for loan losses	(20,992)	(19,251)

	1,526,887	1,377,136
Premises and equipment - net	53,028	45,784
Accrued interest receivable	8,366	6,395
Goodwill	23,915	23,915
Acquisition intangibles	1,941	2,347
Bank-owned life insurance	20,814	20,157
Other assets	9,094	9,971

Total assets	$ 1,869,990	$ 1,672,606

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Noninterest-bearing	$ 188,762	$ 149,104
Interest-bearing	1,319,010	1,202,412

Total	1,507,772	1,351,516
Federal funds purchased	25,809	22,131
FHLB advances	145,161	123,985
Long-term debt	41,238	41,238
Accrued expenses and other liabilities	8,266	4,662

Total liabilities	1,728,246	1,543,532
Shareholders' equity
Preferred stock, no par value, 500,000 shares
authorized; no shares issued and outstanding
Common stock, no par value, 20,000,000 shares
authorized; 10,227,992 and 8,823,902 shares
issued and outstanding at December 31, 2005
and 2004, respectively	136,583	124,389
Retained earnings	8,040	4,277
Accumulated other comprehensive income (loss)	(2,879)	408

Total shareholders' equity	141,744	129,074

Total liabilities and shareholders' equity	$ 1,869,990	$ 1,672,606

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2005, 2004 and 2003
(Dollars in thousands, except per share data)

	2005	2004	2003

Interest income
Loans, including fees	$ 98,031	$72,583	$59,775
Securities
Taxable	4,392	3,528	3,237
Tax-exempt	2,084	1,727	1,067
FHLB stock	573	430	338
Federal funds sold and other short-term investments	315	61	18

Total interest income	105,395	78,329	64,435
Interest expense
Deposits	32,060	19,071	16,970
FHLB advances	6,599	5,223	4,676
Long-term debt	2,603	1,659	507
Federal funds purchased and other borrowings	1,296	356	188

Total interest expense	42,558	26,309	22,341

Net interest income	62,837	52,020	42,094
Provision for loan losses	3,675	7,890	4,105

Net interest income after provision for loan losses	59,162	44,130	37,989
Noninterest income
Service charges and fees	4,323	2,962	2,564
Gain on sales of loans	2,336	2,207	3,746
Trust fees	2,921	2,945	2,480
Other	3,424	1,928	1,364

Total noninterest income	13,004	10,042	10,154
Noninterest expense
Salaries and benefits	22,388	19,206	16,371
Occupancy of premises	3,239	2,653	2,342
Furniture and equipment	2,975	2,768	2,588
Legal and professional fees	786	679	763
Marketing and promotion	1,625	1,210	946
Supplies	587	551	595
Data processing fees	1,584	1,074	799
Other	8,239	7,259	6,171

Total noninterest expenses	41,423	35,400	30,575

Income before income tax expense	30,743	18,772	17,568

Income tax expense	9,854	5,996	5,788

Net income	$ 20,889	$12,776	$11,780

Basic earnings per share	$ 2.05	$ 1.26	$ 1.17

Diluted earnings per share	$ 2.00	$ 1.24	$ 1.15

Cash dividends per share	$ .61	$ .43	$ .35

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2005, 2004 and 2003
(Dollars in thousands, except per share data)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance, January 1, 2003	$105,201	$ 5,931	$2,842	$ 113,974
Net income		11,780		11,780
Other comprehensive income (loss):
Net change in unrealized gain (loss)
on derivative instruments, net
of tax of ($13)			(25)	(25)
Net change in unrealized gain (loss)
on securities available for sale, net
of tax of ($423)			(785)	(785)

Comprehensive income				10,970
Issued 397,664 shares in payment of
5% stock dividend	8,926	(8,940)		(14)
Issued 80,907 shares for stock
option exercises	441			441
Cash dividends at $.35 per share		(3,471)		(3,471)

Balance, December 31, 2003	114,568	5,300	2,032	121,900
Net income		12,776		12,776
Other comprehensive income (loss):
Net change in unrealized gain (loss)
on derivative instruments, net
of tax of ($366)			(679)	(679)
Net change in unrealized gain (loss)
on securities available for sale, net
of tax of ($509)			(945)	(945)

Comprehensive income				11,152
Issued 418,263 shares in payment of
5% stock dividend	9,330	(9,355)		(25)
Issued 35,566 shares for stock
option exercises (net of 5,249 shares
exchanged and including $97 of tax benefit)	491			491
Cash dividends at $.43 per share		(4,444)		(4,444)

Balance, December 31, 2004	124,389	4,277	408	129,074

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
CONSOLIDATED  STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
Years ended December 31, 2005, 2004 and 2003
(Dollars in thousands, except per share data)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Net income		20,889		20,889
Other comprehensive income (loss):
Net change in unrealized gain (loss)
on derivative instruments, net
of tax of ($725)			(1,346)	(1,346)
Net change in unrealized gain (loss)
on securities available for sale, net
of tax of ($1,046)			(1,941)	(1,941)

Comprehensive income				17,602
Shares Earned (5,000) under Stock Compensation Plans	176			176
Issued 1,328,409 shares in payment of
15% stock dividend	10,863	(10,898)		(35)
Issued 70,681 shares for stock option exercises
(net of 6,017 shares exchanged and including
$275 of tax benefit)	1,155			1,155
Cash dividends at $.61 per share		(6,228)		(6,228)

Balance, December 31, 2005	$136,583	$8,040	$(2,879)	$ 141,744

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2005, 2004 and 2003
(Dollars in thousands)

	2005	2004	2003
Cash flows from operating activities
Net income	$ 20,889	$ 12,776	$ 11,780
Adjustments to reconcile net income
to net cash from operating activities
Depreciation and amortization	3,100	2,971	2,703
Stock compensation expense	176	0	0
Stock dividends on FHLB stock	(249)	(414)	(231)
Provision for loan losses	3,675	7,890	4,105
Origination of loans for sale	(137,028)	(141,661)	(305,612)
Proceeds from sales of loans originated for sale	140,083	144,772	324,030
Gain on sales of loans	(2,336)	(2,207)	(3,746)
Net change in
Accrued interest receivable and other assets	(487)	(3,032)	2,011
Bank-owned life insurance	(657)	(157)	0
Accrued expenses and other liabilities	5,649	1,157	(5,057)

Net cash from operating activities	32,815	22,095	29,983
Cash flows from investing activities
Loan originations and payments, net	(156,004)	(245,862)	(197,553)
Purchase of FHLB stock	(1,422)	(3,446)	(3,402)
Purchases of securities available for sale	(37,770)	(68,554)	(42,687)
Purchases of securities held to maturity	(1,430)	0	0
Maturities and calls of securities available for sale	15,298	36,574	19,273
Principal paydowns on securities	133	413	2,839
Purchase of bank-owned life insurance	0	(20,000)	0
Additions to premises and equipment	(9,957)	(9,617)	(15,264)

Net cash from investing activities	(191,152)	(310,492)	(236,794)
Cash flows from financing activities
Net increase in deposits	156,256	242,117	188,526
Net increase (decrease) in short-term borrowings	3,678	22,131	(20,000)
Proceeds from long-term debt and other borrowings	0	21,583	19,655
Repayments on other borrowings	0	0	(4,500)
Proceeds from FHLB advances	475,000	339,000	128,500
Repayments on FHLB advances	(453,824)	(360,695)	(90,153)
Fractional shares purchased	(35)	(25)	(14)
Cash dividends paid	(6,228)	(4,444)	(3,471)
Proceeds from exercises of stock options	880	394	441

Net cash from financing activities	175,727	260,061	218,984
Net change in cash and cash equivalents	17,390	(28,336)	12,173
Beginning cash and cash equivalents	31,711	60,047	47,874

Ending cash and cash equivalents	$ 49,101	$ 31,711	$ 60,047

Supplemental cash flow information:
Interest paid	$ 40,806	$ 25,816	$ 22,915
Income taxes paid	9,000	6,525	6,400
Supplemental noncash disclosures:
Transfers from loans to other real estate	2,677	1,850	753

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

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

The Company also owns all of the common stock of Macatawa Statutory Trust I and Macatawa Statutory Trust II. These are grantor trusts that issued trust preferred securities and are discussed in a separate note.

Nature of Operations: Macatawa Bank is a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation. The Bank operates 23 full service branch offices providing a full range of commercial and consumer banking and trust services in Kent County, Ottawa County, and northern Allegan County, Michigan. Macatawa Bank Mortgage Company originates and sells residential mortgage loans into the secondary market on a servicing released basis. Macatawa Investment Services is a broker/dealer providing various brokerage services including discount brokerage, personal financial planning and consultation regarding individual stocks and mutual funds. Macatawa Statutory Trust I and Macatawa Statutory Trust II are grantor trusts that were established on July 15, 2003 and March 18, 2004 through which trust preferred securities were issued.

The Company is a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act. At the present time, the Company has no plans to engage in any of the expanded activities permitted under these regulations.

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

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Federal Home Loan Bank (FHLB) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment. Because this stock is viewed as a long term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans: Loans are reported at the principal balance outstanding, net of the allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Loans are sold servicing released, therefore no mortgage servicing right assets are established.

Interest income is accrued on the principal balance and includes amortization of net deferred loan fees and costs over the loan term using the level yield method without anticipating prepayments. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). Consumer loans are typically charged-off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

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

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. The Company held $527,000 in foreclosed assets at December 31, 2005 and $1,850,000 in foreclosed assets at December 31, 2004.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 40 years.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 5 years. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Bank-Owned Life Insurance: The Bank has purchased life insurance policies on certain officers. Bank-owned life insurance is recorded at its currently realizable cash surrender value. Changes in cash surrender value are recorded in other income.

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

Stock Compensation: Employee compensation expense under stock option plans is reported using the intrinsic value method. No compensation cost related to stock options was recognized during 2005, 2004 or 2003, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. Had compensation cost for stock options been measured using the fair value method, net income and basic and diluted earnings per share would have been the pro forma amounts indicated below (dollars in thousands except per share data).

	2005	2004	2003

Net income as reported	$ 20,889	$ 12,776	$ 11,780
Deduct: Stock-based compensation expense
using fair value method	(508)	(431)	(346)

Pro forma net income	$ 20,381	12,345	$ 11,434

Basic earnings per share as reported	$ 2.05	$ 1.26	$ 1.17
Pro forma basic earnings per share	2.00	1.22	1.13
Diluted earnings per share as reported	2.00	1.24	1.15
Pro forma diluted earnings per share	1.95	1.20	1.12
Weighted-average fair value of options
granted during the period	9.44	6.17	5.25

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2005		2004		2003
Risk-free interest rate	4.27%		3.89%		4.16%
Expected option life	6.2 y	ears	7 yea	rs	7 yea	rs
Expected stock price volatility	23.98%		23.38%		24.08%
Dividend yield	2.01%		2.08%		1.83%

Beginning January 1, 2006, employee compensation cost for stock options will be recorded per FAS 123, Revised (FAS 123(R)). FAS 123(R) requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified beginning January 1, 2006. Compensation cost will also be recorded for prior option grants that vest after this date. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided. Existing options that will vest after the adoption date are expected to result in additional compensation expense of approximately $570,000 in 2006 and $356,000 in 2007.

The Company's stock compensation plan allows for the issuance of restricted stock awards. Compensation expense is based upon the market price of the Company's stock at the date of grant and is recognized over the vesting period of the awards. During 2005, 5,000 shares of common stock were awarded under the plan. These shares vested immediately upon grant. Compensation expense for stock awarded in 2005 amounted to $176,000. There were no stock awards in 2004 and 2003.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and unrealized gains and losses on cash flow hedges which are also recognized as separate components of equity.

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

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 2 - CASH AND DUE FROM BANKS

The Company was required to have $3,592,000 and $2,670,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2005 and 2004. These balances do not earn interest.

NOTE 3 - SECURITIES

The amortized cost and fair value of securities at year-end were as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Available for Sale 2005
U.S. Treasury and federal
agency securities	$111,102	$ 103	$ (2,644)	$108,561
State and municipal bonds	46,878	609	(345)	47,142
Other equity securities	1,000	--	(7)	993

	$158,980	$ 712	$ (2,996)	$156,696

Held to Maturity 2005
State and municipal bonds	$ 3,907	$ 80	$ (13)	$ 3,974

	$ 3,907	$ 80	$ (13)	$ 3,974

Available for Sale 2004
U.S. Treasury and federal
agency securities	$ 91,394	$ 447	$ (442)	$ 91,399
State and municipal bonds	45,152	907	(209)	45,850

	$136,546	$ 1,354	$ (651)	$137,249

Held to Maturity 2004
State and municipal bonds	$ 2,552	$ 110	$ 0	$ 2,662

	$ 2,552	$ 110	$ 0	$ 2,662

Securities with unrealized losses at year-end 2005 and 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (dollars in thousands):

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

December 31, 2005
U.S. Treasury and federal
agency securities	$70,531	$(1,299)	$33,654	$(1,345)	$104,185	$(2,644)
State and municipal bonds	16,419	(153)	5,842	(205)	22,261	(358)
Other equity securities	993	(7)	--	--	993	(7)

Total temporarily impaired	$87,943	$(1,459)	$39,496	$(1,550)	$127,439	$(3,009)

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

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

For unrealized losses on securities, no loss has been recognized into income in either 2005 or 2004 because management has the intent and ability to hold these securities for the foreseeable future and the declines are largely due to differences in market interest rates as compared to those of the underlying securities. The declines in fair value are considered temporary and are expected to recover as the bonds approach their maturity date.

Contractual maturities of debt securities at December 31, 2005 were as follows (dollars in thousands):

	Held-to-Maturity Securities		Available-for-Sale Securities
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due in one year or less	$ 715	$ 713	$ 2,057	$ 2,059
Due from one to five years	715	709	110,136	107,640
Due from five to ten years	452	446	13,392	13,738
Due after ten years	2,025	2,106	32,395	32,266

	$3,907	$ 3,974	$157,980	$155,703

There were no sales of securities for the years ended December 31, 2005, 2004 and 2003.

At December 31, 2005 and 2004, securities with a carrying value of approximately $1,000,000 were pledged as security for public deposits and for other purposes required or permitted by law. In addition, securities totaling $107,581,000 and $90,392,000 at December 31, 2005 and 2004 were used as collateral for advances from the Federal Home Loan Bank.

NOTE 4 — LOANS

Year-end loans were as follows (dollars in thousands):

	2005	2004
Commercial	$ 359,036	$ 338,398
Commercial mortgage	793,919	676,637
Residential mortgage	223,390	218,999
Consumer	171,534	162,353

	$1,547,879	$1,396,387

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 4 – LOANS (Continued)

Activity in the allowance for loan losses was as follows (dollars in thousands):

	2005	2004	2003
Beginning balance	$ 19,251	$ 16,093	$ 13,472
Provision for loan losses	3,675	7,890	4,105
Loans charged-off	(2,237)	(4,945)	(1,545)
Recoveries	303	213	61

Ending balance	$ 20,992	$ 19,251	$ 16,093

Loans charged-off for 2004 included a third quarter charge of $2,800,000 related to one borrower whose loans, totaling $5,900,000, became impaired due to fraud perpetrated by the borrower. After this charge-off, approximately $3,100,000 of the loan balances remained outstanding. Subsequent to this initial charge-off, proceeds from the liquidation of certain collateral, payments on outstanding receivables, and additional charge-offs of $125,000 in 2004 and $789,000 in 2005, reduced the balance to approximately $2,300,000 at December 31, 2004 and $229,000 at December 31, 2005.

Impaired loans were as follows (dollars in thousands):

	2005	2004
Loans with no allocated allowance
for loan losses	$2,061	$ 0
Loans with allocated allowance for
loan losses	1,297	3,215

	$3,358	$3,215

Amount of the allowance for loan
losses allocated	$ 333	$ 923

	2005	2004	2003
Average of impaired loans during the period	$2,833	$3,329	$2,583
Interest income recognized during impairment	0	0	154
Cash-basis interest income recognized	0	0	117

Nonperforming loans were as follows at year-end (dollars in thousands):	2005	2004
Loans past due over 90 days still on accrual	$ 227	$ 772
Nonaccrual loans	3,977	3,249

	$4,204	$4,021

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 5 — PREMISES AND EQUIPMENT — NET

Year-end premises and equipment were as follows (dollars in thousands):

	2005	2004
Land	$ 14,252	$ 9,265
Building	32,765	27,703
Leasehold improvements	1,231	1,431
Furniture and equipment	15,571	13,320
Construction in progress	925	3,424

	64,744	55,143
Less accumulated depreciation	(11,716)	(9,359)

	$ 53,028	$ 45,784

Depreciation expense was $2,713,000, $2,546,000 and $2,301,000 for each of the years ending December 31, 2005, 2004 and 2003.

The Bank leases certain office and branch premises and equipment under operating lease agreements. Total rental expense for all operating leases aggregated $380,000, $452,000 and $586,000 for each of the years ending December 31, 2005, 2004 and 2003. Future minimum rental expense under noncancelable operating leases as of December 31, 2005 is as follows (dollars in thousands):

2006	$200
2007	55
2008	14
2009	5
2010	2

$276

NOTE 6 – ACQUISITION INTANGIBLES

Intangible assets recorded for the April 1, 2002 acquisition of Grand Bank Financial Corporation were as follows as of December 31 (dollars in thousands):

	2005	2004
Core deposits	$ 3,185	$ 3,185
Trust relationships	478	478

	$ 3,663	$ 3,663
Less accumulated amortization	(1,772)	(1,316)

	$ 1,891	$ 2,347

Both the core deposits and trust relationships intangibles are being amortized on an accelerated basis over a period of ten years. Amortization expense for the years ended December 31, 2005, 2004 and 2003 was $406,000, $440,000 and $484,000. Estimated amortization expense for the next five years is as follows (dollars in thousands):

2006	$ 378
2007	340
2008	315
2009	297
2010	281

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 7 — DEPOSITS

Deposits at year-end were as follows (dollars in thousands):

	2005	2004
Noninterest-bearing demand	$ 188,762	$ 149,104
Money market	380,216	514,415
NOW and Super NOW	207,947	169,179
Savings	40,612	38,494
Certificates of deposit	690,235	480,324

	$1,507,772	$1,351,516

The following table depicts the maturity distribution of certificates of deposits at December 31, 2005 (dollars in thousands):

2006	$414,491
2007	84,902
2008	82,265
2009	62,018
2010	46,559
Thereafter	-

$690,235

Approximately $515,772,000 and $331,677,000 in time certificates of deposit were in denominations of $100,000 or more at December 31, 2005 and 2004.

Brokered deposits totaled approximately $284,201,000 and $151,789,000 at December 31, 2005 and 2004. At December 31, 2005 and 2004, brokered deposits had interest rates ranging from 2.70% to 4.55% and 1.50% to 5.25%, respectively, and at year-end 2005, maturities ranging from one month to fifty-six months.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 8 — FEDERAL HOME LOAN BANK ADVANCES

At year-end, advances from the Federal Home Loan Bank were as follows (dollars in thousands):

Principal Terms	Advance Amount	Range of Maturities	Weighted Average Interest Rate
December 31, 2005
Single maturity fixed rate advances	$104,200	January 2006 to May 2010	3.25%
Putable advances	31,000	September 2009 to December 2010	5.80%
Amortizable mortgage advances	9,961	February 2008 to July 2018	3.90%

	$145,161

December 31, 2004
Single maturity fixed rate advances	$ 72,100	January 2005 to October 2007	3.03%
Putable advances	41,000	January 2005 to December 2010	5.98%
Amortizable mortgage advances	10,885	February 2008 to July 2018	3.93%

	$123,985

Each advance is payable at its maturity date and contains a prepayment penalty. Putable advances are fixed rate advances that can be changed to a variable rate at the option of the FHLB. If the FHLB exercises that option, these advances may be repaid without penalty. These advances were collateralized by securities totaling $107,581,000 and $90,392,000 at December 31, 2005 and 2004, and residential and commercial real estate loans totaling $526,066,000 and $544,472,000 under a blanket lien arrangement at December 31, 2005 and 2004.

Maturities as of December 31, 2005 were as follows (in thousands):

2006	$ 47,200
2007	27,000
2008	15,853
2009	5,442
2010	41,000
Thereafter	8,666

$145,161

NOTE 9 – OTHER BORROWINGS

The Company has a $10,000,000 credit facility to provide liquidity for the parent company and additional capital for the Bank as necessary. There were no advances outstanding on this credit facility as of December 31, 2005 and 2004.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 10 – LONG-TERM DEBT

The Company has issued $40.0 million of pooled trust preferred securities (“Preferred Securities”) through its wholly-owned subsidiary grantor trusts. Macatawa Statutory Trust I issued $619,000 of common securities to the Company and $20.0 million of Preferred Securities on July 15, 2003 at a floating interest rate of the three-month LIBOR plus 3.05%. Macatawa Statutory Trust II issued $619,000 of common securities and $20.0 million of Preferred Securities on March 18, 2004 at a floating interest rate of the three-month LIBOR plus 2.75%.

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

At December 31, 2005 and 2004, the Debentures totaling $41,238,000 are reported in liabilities as Long-term debt, and the common securities of $1,238,000 and unamortized debt issuance costs are included in other assets.

At December 31, 2005, approximately $38 million of the $40 million of Preferred Securities issued qualified as Tier 1 capital for regulatory capital purposes. At December 31, 2004, approximately $32 million of the $40 million of Preferred Securities issued qualified as Tier 1 capital for regulatory capital purposes.

NOTE 11 — RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates were as follows (dollars in thousands).

	2005	2004
Beginning balance	$ 14,778	$ 12,375
New loans and renewals	12,781	17,353
Repayments and renewals	(11,567)	(14,950)

Ending balance	$ 15,992	$ 14,778

Deposits from principal officers, directors, and their affiliates at December 31, 2005 and 2004 were $6,199,000 and $9,487,000.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 12 — STOCK OPTIONS

Options to buy stock are granted to officers and employees under the Employee Stock Option Plan (the Employees’ Plan), which provides for issue of up to 659,295 options. Options are also granted to directors under the Directors’ Stock Option Plan (the Directors’ Plan), which provides for issuance of up to 186,185 options. The exercise price is the market price at the date of grant for all plans. The maximum option term is ten years. The vesting schedule is over a one-year period for both the Employees’ Plan and the Directors’ Plan for all grants through the third quarter 2005. Beginning with grants in the fourth quarter of 2005, the vesting schedule was increased to three years. The amount of options available for future grants at year-end 2005 is 52,750. A summary of the activity in the plans is as follows.

	Options Outstanding	Weighted Average Exercise Price
Balance at January 1, 2003	468,695	$ 10.13
Granted	159,895	20.27
Exercised	(102,190)	4.31
Forfeited	(3,795)	15.23

Balance at December 31, 2003	522,605	14.34
Granted	113,908	25.00
Exercised	(48,033)	11.26
Forfeited	(3,306)	20.82

Balance at December 31, 2004	585,174	16.63
Granted	148,100	36.84
Exercised	(83,092)	13.24
Forfeited	(2,563)	25.04

Balance at December 31, 2005	647,619	$ 21.66

There were 499,519, 471,265 and 363,343 options exercisable at year-end 2005, 2004, and 2003. Options exercisable had a weighted average exercise price of $17.16, $14.62 and $11.73 at year-end 2005, 2004 and 2003.

Options outstanding at year-end 2005 were as follows.

	---------------Outstanding----------------			-------Exerciseable-------
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life in Years	Average Exercise Price	Number	Weighted Average Exercise Price
$3.00-$10.00	64,974	3.1	7.75	64,974	7.75
$10.01-$13.00	72,803	3.0	11.75	72,803	11.75
$13.01-$17.00	158,546	6.6	15.36	158,546	15.36
$17.01-$23.00	97,640	7.9	21.87	97,640	21.87
$23.01-$28.00	105,556	8.9	25.04	105,556	25.04
$28.01-$33.00	4,600	9.2	30.67	0	0
$33.01-$38.00	143,500	9.9	37.04	0	0

Outstanding at year end	647,619	7.2	$21.66	499,519	$17.16

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 13 – EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan which covers substantially all employees. Employees may elect to contribute to the plan from 1% to 15% of their salary subject to statutory limitations. The Company makes matching contributions equal to 100% of the first 3% of employee contributions and 50% of employee contributions in excess of 3%, up to 6%. The Company’s contributions for the years ended December 31, 2005, 2004 and 2003 were approximately $620,000, $560,000 and $450,000.

The Company sponsors an employee stock purchase plan which allows employees to defer after-tax payroll dollars and purchase Company stock on a quarterly basis. The Company has reserved 25,000 shares of common stock to be issued and purchased under the plan, however, the plan allows for shares to be purchased directly from the Company or on the open market.

Grand Bank had a defined benefit pension plan covering substantially all of its employees. The plan was curtailed in conjunction with the acquisition of Grand Bank effective April 1, 2002. Financial information regarding the plan was as follows, as of December 31, 2004 (dollars in thousands).

2004
Benefit obligation at year-end	$(504)
Fair value of plan assets at year-end	474

Funded status	$(30)

Net benefit cost	$ 9
Employer contributions	66
Benefits paid	133

In March of 2005, the plan was terminated and all appropriate distributions to plan participants were made. The plan was sufficiently funded at the time of termination, therefore the final distributions had no material impact on the Company’s results of operations for 2005.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 14– EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic and diluted earnings per share are as follows (dollars in thousands except per share data):

	2005	2004	2003
Basic earnings per share
Net income	$ 20,889	$ 12,776	$ 11,780
Weighted average common shares
outstanding	10,197,207	10,126,730	10,087,677

Basic earnings per share	$ 2.05	$ 1.26	$ 1.17

Diluted earnings per share
Net income	$ 20,889	$ 12,776	$ 11,780
Weighted average common shares
outstanding	10,197,207	10,126,730	10,087,677
Add: Dilutive effects of assumed
exercises of stock options	269,504	192,281	161,975

Weighted average common and
dilutive potential common
shares outstanding	10,466,711	10,319,011	10,249,652

Diluted earnings per share	$ 2.00	$ 1.24	$ 1.15

Stock options for 143,500, 111,608, and 111,090 shares of common stock were not considered in computing diluted earnings per share for December 31, 2005, 2004 and 2003 because they were antidilutive.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 15 — FEDERAL INCOME TAXES

The consolidated provision for income taxes was as follows (dollars in thousands):

	2005	2004	2003
Current	$ 10,503	$5,919	$ 6,363
Deferred (benefit) expense	(649)	77	(575)

	$ 9,854	$5,996	$ 5,788

The difference between the financial statement tax expense and amount computed by applying the statutory federal tax rate to pretax income was reconciled as follows (dollars in thousands):

	2005	2004	2003
Statutory rate	35%	35%	35%
Statutory rate applied to income before taxes	$ 10,760	$ 6,570	$ 6,149
Add (deduct)
Tax-exempt interest income	(647)	(554)	(337)
Bank-owned life insurance	(230)	(55)	0
Other, net	(29)	35	(24)

	$ 9,854	$ 5,996	$ 5,788

The net deferred tax asset recorded included the following amounts of deferred tax assets and liabilities (dollars in thousands):

	2005	2004
Deferred tax asset
Allowance for loan losses	$ 7,347	$ 6,690
Unrealized loss on derivative instruments	751	26
Unrealized loss on securities available for sale	800	0
Other	378	304

	9,276	7,020
Deferred tax liabilities
Depreciation	(1,966)	(1,779)
Purchase accounting adjustments	(744)	(886)
Unrealized gain on securities available for sale	0	(246)
Other	(602)	(564)

	(3,312)	(3,475)

Net deferred tax asset	$ 5,964	$ 3,545

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. Based on the levels of taxable income in the current and prior years which would be available to absorb the benefit, management has determined that no valuation allowance was required at December 31, 2005 or 2004.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

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

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk was as follows (dollars in thousands):

	December 31,
	2005	2004
Commitments to make loans	$ 48,254	$ 25,682
Letters of credit	24,538	20,716
Unused lines of credit	460,829	409,519

At year-end 2005, approximately 43% of the Bank’s commitments to make loans were at fixed rates, offered at current market rates. The majority of the variable rate commitments noted above were tied to prime and expire within 30 days. The majority of the unused lines of credit were at variable rates tied to prime.

The Bank conducts substantially all of its business operations in western Michigan.

NOTE 17 – CONTINGENCIES

The Company and its subsidiaries periodically become defendants in certain claims and legal actions arising in the ordinary course of business.

On July 8, 2003, the Company filed a Form 8-K (dated July 1, 2003) with the Securities and Exchange Commission reporting events related to a former trust customer, Trade Partners, Inc. (“Trade Partners”), of the former Grand Bank, which the Company acquired effective April 1, 2002. Trade Partners was involved in purchasing and selling interests in viaticals, which are interests in life insurance policies of the terminally ill or elderly. Beginning in 1996, Grand Bank served as a custodian and escrow agent with respect to viaticals purchased by Trade Partners and sold to investors. Two lawsuits were filed, one in December 2002 and another in March 2003, against Trade Partners, Grand Bank and the Company alleging that Grand Bank breached certain escrow agreements related to viatical settlement contracts. Both of these lawsuits have been dismissed although the plaintiffs reserved the right to pursue the claims in the future. A third lawsuit was filed in April 2003 by two individual investors against Grand Bank, the Company, Trade Partners and certain individuals and entities associated with Trade Partners. The complaint seeks damages for the asserted breach of certain escrow agreements for which Grand Bank served as custodian and escrow agent. In May 2003 a purported class action complaint was filed against the Company alleging that Grand Bank breached escrow agreements and its fiduciary duties and violated the Michigan Uniform Securities Act with respect to the investments secured by the purported class in viaticals or in interests in limited partnerships which made loans to Trade Partners secured by viaticals. The Company has answered the complaint denying the material allegations and raising certain affirmative defenses. In late July 2005 another purported class action was filed against the Company by the counsel to the Trade Partners receiver making allegations similar to those in the first class action, but on behalf of a class which the suit claims comprises all persons who made any kind of investment with Trade Partners. The Company has answered the complaint denying the material allegations and raising certain affirmative defenses. Management believes the Company has strong defenses and will vigorously defend the cases.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

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

NOTE 18 – HEDGING ACTIVITIES

The Company has asset/liability management policies that include guidelines for measuring and monitoring interest rate risk. Within these guidelines, parameters have been established for maximum fluctuations in net interest income. Possible fluctuations are measured and monitored using simulation analysis. The policies provide for the use of derivative instruments and hedging activities to aid in managing interest rate risk to within the policy parameters.

The Company’s assets are comprised of a large portion of loans on which the interest rates are variable. As such, the Company may periodically enter into derivative financial instruments to mitigate exposure to fluctuations in cash flows resulting from changes in interest rates. Interest rate swap arrangements may be utilized to hedge against these fluctuations in cash flows.

The Company has entered into interest rate swap arrangements, all of which are classified as cash flow hedges, that convert the variable rate cash inflows on certain of its loans to fixed rates of interest. These interest rate swaps pay interest to the Company at a fixed rate and require interest payments from the Company at a variable rate. All of these swaps were fully effective during 2005 and 2004. It is anticipated that approximately $578,000 net of tax, of unrealized losses on these cash flow hedges will be reclassified to earnings over the next twelve months.

Summary information about interest rate swaps at year-end follows (dollars in thousands).

	December 31
	2005	2004
Notional amounts	$ 80,000	$ 100,000
Weighted average pay rates	7.25%	5.25%
Weighted average receive rates	6.42%	6.54%
Weighted average maturity	3.0 years	3.2 years
Unrealized loss related to interest rate swaps	$ (2,146)	$ (75)

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

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

At December 31, 2005 and 2004, actual capital levels (dollars in thousands) and minimum required levels were:

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005
Total capital (to risk weighted assets)
Consolidated	$179,756	11.1%	$129,959	8.0%	$162,448	10.0%
Bank	173,481	10.7	129,733	8.0	162,167	10.0
Tier 1 capital (to risk weighted assets)
Consolidated	157,450	9.7	64,979	4.0	97,469	6.0
Bank	153,210	9.5	64,867	4.0	97,300	6.0
Tier 1 capital (to average assets)
Consolidated	157,450	8.7	72,799	4.0	90,999	5.0
Bank	153,210	8.4	72,677	4.0	90,846	5.0
December 31, 2004
Total capital (to risk weighted assets)
Consolidated	$161,367	11.1%	$116,104	8.0%	$145,130	10.0%
Bank	147,500	10.2	115,945	8.0	144,931	10.0
Tier 1 capital (to risk weighted assets)
Consolidated	135,226	9.3	58,052	4.0	87,078	6.0
Bank	129,384	8.9	57,972	4.0	86,959	6.0
Tier 1 capital (to average assets)
Consolidated	135,226	8.3	65,060	4.0	81,325	5.0
Bank	129,384	8.0	64,904	4.0	81,130	5.0

The Company and Bank were categorized as well capitalized at December 31, 2005 and 2004. There are no conditions or events since that notification that management believes have changed either institution’s category.

Banking regulations limit capital distributions. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At December 31, 2005 and 2004, approximately $50,126,000 and $35,516,000 was available to pay dividends to the holding company.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 20 — FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end (dollars in thousands).

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$ 49,101	$ 49,101	$ 31,711	$ 31,711
Securities available for sale	156,696	156,696	137,249	137,249
Securities held to maturity	3,907	3,974	2,552	2,662
FHLB stock	13,910	13,910	12,239	12,239
Loans held for sale	2,331	2,331	3,150	3,150
Loans, net	1,526,887	1,515,525	1,377,136	1,374,836
Accrued interest receivable	8,366	8,366	6,395	6,395
Bank-owned life insurance	20,814	20,814	20,157	20,157
Financial liabilities
Deposits	(1,507,772)	(1,488,120)	(1,351,516)	(1,352,905)
Federal funds purchased	(25,809)	(25,809)	(22,131)	(22,131)
FHLB advances	(145,161)	(143,372)	(123,985)	(127,415)
Long-term debt	(41,238)	(42,658)	(41,238)	(42,122)
Interest rate swaps	(2,146)	(2,146)	(75)	(75)
Accrued interest payable	(4,528)	(4,528)	(2,776)	(2,776)
Off-balance sheet credit-related items
Loan commitments	0	0	0	0

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

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 21 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)

Following are condensed parent company only financial statements (dollars in thousands):

CONDENSED BALANCE SHEETS

	2005	2004
ASSETS
Cash and cash equivalents	$ 4,550	$ 13,351
Investment in Bank subsidiary	175,511	155,232
Investment in other subsidiaries	2,103	2,082
Other assets	1,158	32

Total assets	$ 183,322	$170,697

LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt	$ 41,238	$ 41,238
Other liabilities	340	385

Total liabilities	41,578	41,623
Shareholders' equity
Common stock	136,583	124,389
Retained earnings	8,040	4,277
Accumulated other comprehensive income (loss)	(2,879)	408

Total shareholders' equity	141,744	129,074

Total liabilities and shareholders' equity	$ 183,322	$170,697

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 21 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY) (Continued)

CONDENSED STATEMENTS OF INCOME

	2005	2004	2003
Income
Interest income	$ 0	$ 0	$ 76

Total income	0	0	76

Expense
Interest expense	2,603	1,659	514
Other expense	661	567	434

Total expense	3,264	2,226	948
Loss before income tax and equity in
undistributed net income of subsidiaries	(3,264)	(2,226)	(872)
Equity in undistributed net income
of subsidiaries	23,010	14,222	12,350

Income before income tax	19,746	11,996	11,478
Income tax benefit	(1,143)	(780)	(302)

Net income	$ 20,889	$ 12,776	$ 11,780

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 21 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY) (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2005	2004	2003
Cash flows from operating activities
Net income	$ 20,889	$ 12,776	$ 11,780
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Equity in undistributed earnings of subsidiaries	(23,010)	(14,222)	(12,350)
(Increase) decrease in other assets	(1,126)	119	(45)
Increase (decrease) in other liabilities	(45)	352	(5)

Net cash from operating activities	(3,292)	(975)	(620)
Cash flows from investing activities
Loan originations and payments	0	0	4,500
Investment in subsidiaries	(126)	(11,851)	(8,232)

Net cash from investing activities	(126)	(11,851)	(3,732)
Cash flows from financing activities
Other borrowings	0	0	(4,500)
Proceeds from issuance of long-term debt	0	20,619	20,619
Proceeds from exercises of stock options	880	394	441
Fractional shares purchased	(35)	(25)	(14)
Cash dividends paid	(6,228)	(4,444)	(3,471)

Net cash from financing activities	(5,383)	16,544	13,075
Net change in cash and cash equivalents	(8,801)	3,718	8,723
Cash and cash equivalents at beginning of year	13,351	9,633	910

Cash and cash equivalents at end of year	$ 4,550	$ 13,351	$ 9,633

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 22 — QUARTERLY FINANCIAL DATA (Unaudited)

				Earnings Per Share
	Interest Income	Net Interest Income	Net Income	Basic	Fully Diluted
	(Dollars in thousands except per share data)

2005
First quarter	$23,198	$14,844	$4,535	$ 0.45	$0.44
Second quarter	25,357	15,487	5,262	0.52	0.50
Third quarter	27,752	16,105	5,550	0.54	0.53
Fourth quarter	29,087	16,401	5,542	0.54	0.53

2004
First quarter	$17,305	$11,392	$2,866	$ 0.28	$0.28
Second quarter	18,636	12,570	3,346	0.33	0.32
Third quarter	20,345	13,619	2,116	0.21	0.21
Fourth quarter	22,043	14,439	4,448	0.44	0.43

Net income for the third quarter of 2004 includes the impact of a $2.3 million ($1.5 million after-tax, or $0.15 per share) charge against earnings related to the one borrower whose loans became impaired as previously described in Note 4.