Form 10-K, Exhibit 13
period 2006-12-31
MACATAWA BANK CORP
filed 2007-03-16
CIK 1053584

EXHIBIT 13

To Our Shareholders:

        We thought 2006 was going to be a record year for Macatawa Bank.

        The results were in, and our numbers looked great. Even though we were in a market experiencing economic challenges, with a difficult interest rate environment causing shrinking margins, we had once again delivered across-the-board improvements in all key areas.

        But shortly before the end of the first quarter of 2007, we realized a fraud had been perpetrated against the bank by one of our commercial loan customers. With disbelief, we began to investigate.

        What we found was not pretty: About $5.2 million in loans had become impaired. That means it is unlikely that the borrower will be able to repay us and that the collateral used to secure the loans won’t be enough to cover them.

        As soon as we became aware of this situation, we determined that most of the loan balance was a loss and took a corresponding charge to earnings of $4.7 million in the fourth quarter of 2006. This reduced what would have been record net income to $19.8 million for the year, down approximately 5 percent over 2005.

        This is distressing to us and to you, our shareholders. It is also unacceptable. As part of our internal investigation, we began to review our loan policies and procedures. As a management team, we pledge that these procedures will be scrutinized and tightened to prevent a recurrence.

        This certainly is not easy news to deliver or to hear. But it is important to note that Macatawa Bank is financially strong and well-capitalized. We have a solid foundation and, with the support of shareholders and employees, will continue to grow.

        Despite this unwelcome fourth-quarter development, much happened according to our strategic plan in 2006:

•	Macatawa Bank’s total assets exceeded $2.0 billion in 2006.
•	Our core deposits grew $171 million or 14 percent, well in excess of the growth rates of the markets within which we operate.
•	We continue to attract new customers, adding nearly 10,000 net new deposit accounts in 2006.
•	We remain number one in market share in Ottawa County, while steadily growing our Kent County market share. In addition, a consumer survey conducted by The Holland Sentinel ranked us as “Best Bank on the Lakeshore” for the sixth year in a row.

Real Performers, Real Growth

Looking forward, our focus remains on building the strongest franchise in West Michigan. While we continued to make great strides in expanding our reach during 2006, we see significant opportunity ahead of us, especially in the greater Grand Rapids market. We have aggressive plans to increase our physical presence in the Grand Rapids metropolitan market. In January 2007, we opened a Breton Village branch, which will serve parts of both East Grand Rapids and Kentwood. In February, we relocated our Byron Center storefront to a new, free standing, full-service branch designed to better position us in this growing market. This summer, we will open a Cascade branch on 28th Street east of I-96, which will complement and strengthen our position in Kent County.

While our branch network is critical to our success, we are exploring alternative delivery systems and enhanced technology that allows us to engage customers in new and more convenient ways. Today’s technology enables our customers to become much more sophisticated product users. For example, last year the number of customers using Macatawa Connect for bill payment increased 50 percent. This activity is an indication of how future generations will do their banking. We are committed to being a leader in this area by providing expanded capabilities, comprehensive security, and a high level of user friendliness.

Treasury Management is another area where we have achieved significant growth. We’re able to offer our larger customers state-of-the-art technology, such as remote deposit capture, which saves time, money and improves their cash flow. We deliver these products with a high level of personal service, creating a very compelling product. The latest technology is only effective when backed by first-rate personnel support. We believe customers still want a real person to answer the phone, address a question or solve a problem quickly. Macatawa provides “high-touch technology,” a unique blend of personal service and state-of-the-art technology.

We have taken significant steps this past year to enhance our Financial Services Group with the addition of Asset Management services. This strengthens our portfolio management capabilities and provides our Trust and Financial Service customers with increased investment options and more in-depth counseling. We believe we have a great opportunity to increase our business in this area. Last year the Trust group delivered a 23 percent increase in revenue over the prior year, and we feel we can do even better in the future.

At the core of our success remains our people, our ‘Real Performers’ and the values and principles they live by. Day in and day out, they provide a level of service that engages customers and builds the long-term relationships that deliver continued growth. It’s not just the people who work face to face with our customers, but also those who provide the underlying foundation in products and technology that continue to drive our business forward. It is also about the countless hours our employees donate in support of their local communities. We invite you to learn more about a few of our “Real Performers” in the following pages, knowing that they represent the 480 other employees that we have employed throughout the Macatawa Bank market area.

/s/ Benjamin A. Smith

Benjamin A. Smith III
CHAIRMAN & CEO / MACATAWA BANK CORPORATION

/s/ Philip J. Koning

Philip J. Koning
PRESIDENT / MACATAWA BANK CORPORATION
PRESIDENT & CEO / MACATAWA BANK

Selected Consolidated Financial Data
The following selected consolidated financial and other data are derived from the Company’s Financial Statements and should be read with the Consolidated Financial Statements and Notes thereto, and Management’s Discussion and Analysis of Results of Operations and Financial Condition. The Consolidated Balance Sheets as of December 31, 2006 and 2005, and the Consolidated Statements of Income for the years ended December 31, 2006, 2005, and 2004, are included elsewhere in this Annual Report.

(Dollars in thousands, except per share data)	As of and For the Year Ended December 31

	2006	2005	2004	2003	2002

Financial Condition
Total assets	$2,074,816	$1,869,990	$1,672,606	$1,401,111	$1,176,583
Securities	201,257	160,603	139,801	109,673	90,170
Loans	1,711,450	1,547,879	1,396,387	1,157,107	961,038
Deposits	1,667,557	1,507,772	1,351,516	1,109,399	920,873
Other borrowed funds	192,018	145,161	123,985	145,680	106,897
Shareholders' equity	156,849	141,744	129,074	121,900	113,974

Share Information*
Basic earnings per common share	$1.22	$1.30	$.80	$.74	$.65
Diluted earnings per common share	1.20	1.27	.79	.73	.64
Book value per common share	9.65	8.80	8.07	7.66	7.23
Dividends per common share	.48	.39	.28	.22	.17
Weighted average dilutive shares outstanding	16,551,879	16,485,069	16,252,442	16,143,202	14,907,400
Shares outstanding at end of period	16,254,619	16,109,087	15,987,726	15,918,309	15,758,565

Operations
Interest income	$133,506	$105,395	$78,329	$64,435	$57,252
Interest expense	66,089	42,558	26,309	22,341	22,902
Net interest income	67,417	62,837	52,020	42,094	34,350
Provision for loan losses	7,715	3,675	7,890	4,105	3,321
Net interest income after provision
for loan losses	59,702	59,162	44,130	37,989	31,029
Total noninterest income	14,177	13,004	10,042	10,154	7,877
Total noninterest expense	44,913	41,423	35,400	30,575	24,741
Income before tax	28,966	30,743	18,772	17,568	14,165
Federal income tax	9,135	9,854	5,996	5,788	4,652
Net income	$19,831	$20,889	$12,776	$11,780	$9,513

Performance Ratios
Return on average equity	13.09%	15.30%	10.15%	9.91%	9.46%
Return on average assets	1.01%	1.17%	.83%	.94%	.95%
Yield on average interest-earning assets	7.26%	6.37%	5.47%	5.55%	6.16%
Cost on average interest-bearing liabilities	4.01%	2.87%	2.07%	2.19%	2.82%
Average net interest spread	3.25%	3.50%	3.40%	3.36%	3.34%
Average net interest margin	3.67%	3.81%	3.64%	3.63%	3.69%
Efficiency ratio	55.04%	54.62%	57.04%	58.52%	58.59%

Capital Ratios
Equity to assets	7.56%	7.58%	7.72%	8.70%	9.69%
Total risk-based capital ratio	10.85%	11.07%	11.12%	10.92%	9.89%

Credit Quality Ratios
Allowance for loan losses to total loans	1.36%	1.36%	1.38%	1.39%	1.40%
Nonperforming assets to total assets	1.23%	.26%	.35%	.32%	.28%
Net charge-offs to average loans	.33%	.13%	.37%	.14%	.12%

*Retroactively adjusted to reflect the effect of all stock splits and dividends.

Quarterly Financial Data (unaudited)

A summary of selected quarterly results of operations for the years ended December 31, 2006 and 2005 follows:

(Dollars in thousands, except per share data)	Three Months Ended

	March 31	June 30	September 30	December 31

2006
Interest income	$30,241	$32,896	$34,779	$35,589
Net Interest income	16,314	16,975	17,083	17,045
Provision for loan losses	700	800	490	5,725
Income before income tax expense	7,723	8,471	8,839	3,934
Net income	5,222	5,756	6,009	2,845

Net income per share*
Basic	0.32	0.36	0.37	0.18
Diluted	0.32	0.35	0.36	0.17

2005
Interest income	$23,198	$25,357	$27,752	$29,087
Net Interest income	14,844	15,487	16,105	16,401
Provision for loan losses	900	1,125	855	795
Income before income tax expense	6,655	7,769	8,211	8,107
Net income	4,535	5,262	5,550	5,542

Net income per share*
Basic	0.28	0.33	0.35	0.34
Diluted	0.28	0.32	0.34	0.34

*Retroactively adjusted to reflect the effect of all stock splits and dividends.

Net income for the fourth quarter of 2006 includes the impact of a $4.7 million ($3.1 million after tax, or $0.18) per share charge against earnings related to a commercial borrower whose loans became impaired as described in Note 1 - Recent Developments and Note 4 of the financial statements.

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

Overview

Macatawa Bank Corporation is a Michigan corporation and is the holding company for a wholly owned subsidiary, Macatawa Bank and for two trusts, Macatawa Statutory Trust I and Macatawa Statutory Trust II. Effective November 1, 2006, Macatawa Investment Services, Inc., a wholly owned subsidiary of Macatawa Bank Corporation, ceased doing business as a registered broker-dealer. Macatawa Bank Corporation is a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act. Macatawa Bank is a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation. The bank operates twenty-four branch offices and a lending and operational service facility, providing a full range of commercial and consumer banking and trust services in Kent County, Ottawa County, and northern Allegan County, Michigan. On November 1, 2006, Macatawa Bank began offering brokerage services to its customers through an arrangement with Infinex Investments, Inc. (“Infinex”). Infinex is a full service investment provider, a registered broker-dealer and a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). As more fully discussed in our Form 8-K dated October 11, 2006, Macatawa Bank Corporation entered into an Agreement and Plan of Merger with the Smith & Associates investment advisory firm based in Holland, Michigan. The Smith & Associates acquisition became effective on January 1, 2007 and that business is now part of Macatawa Bank. Macatawa Statutory Trusts I and II are grantor trusts and issued $20.0 million each of pooled trust preferred securities. These trusts are not consolidated in the Corporation’s financial statements. For further information regarding consolidation, see the Notes to the Consolidated Financial Statements included herein. Macatawa Bank Mortgage Company, a subsidiary of Macatawa Bank, originates and sells residential mortgage loans into the secondary market on a servicing released basis.

While maintaining asset quality and improving profitability, we have experienced rapid and substantial growth since opening Macatawa Bank in November of 1997. We first became profitable in 1999 and have increased earnings each year since then with 2006 net income reaching $22.9 million. Since our inception in 1997, we have raised approximately $100.6 million in capital through private and public common stock offerings and trust preferred offerings to facilitate our growth and progress over these years.

We believe that growth in core deposits is key to our long-term success and is our primary funding source for asset growth. Establishing a branching network in our markets has been of high importance in order to facilitate this core deposit growth. We have gained community awareness and acceptance in our markets through this expanding branch network and our high quality service standards.

The West Michigan markets within which we operate continue to provide significant expansion opportunities for us. We opened our twenty-fourth branch during the second quarter of 2006 on the southeast side of the greater Grand Rapids area. Because of the significance of the greater Grand Rapids market and as it represents the greatest opportunity for market share growth, we anticipate additional branch openings in this market within the next few years. We also continue to enjoy success in building new and existing relationships in the Holland/Zeeland and Grand Haven markets. We anticipate that we will continue to experience growth in our balance sheet and in our earnings due to these expansion opportunities.

RESULTS OF OPERATIONS

Summary: Net income totaled $19.8 million, or $1.20 per diluted share for 2006 as compared to $20.9 million, or $1.27 per diluted share for 2005, and $12.8 million, or $.79 per diluted share for 2004. The results for 2006 include a charge against earnings of $4.7 million ($3.1 million after tax, or $0.18) per share. The results for 2004 include a charge against earnings of $2.3 million ($1.5 million after tax, or $0.09) per share. These losses are associated with two separate impaired commercial loan relationships described under Loan Portfolio and Asset Quality and Allowance for Loan Losses.

The trends in net income principally reflect strong growth in our net interest income due to our continuing growth in interest earning assets and growth in noninterest income, partially offset by increases in noninterest expense and provisions for loan losses.

Net Interest Income: Net interest income totaled $67.4 million during 2006 compared to $62.8 million during 2005 and $52.0 million during 2004. The growth in net interest income during 2006 compared to 2005 was driven by strong growth in average interest earning assets and partially offset by a decline in the net interest margin. Average interest earning assets increased by $180.5 million, or 11%, to $1.83 billion for 2006. The net interest margin decreased 14 basis points to 3.67% for 2006 as the increase in the cost of funds exceeded the increase in the yield on earning assets.

The yield on earning assets increased 89 basis points to 7.26% for 2006 from 6.37% for 2005. The primary reason for this increase was the rise in the yield on our variable rate loan portfolio during the first half of 2006. The increases in short-term interest rates that began in mid-2004 continued through June of 2006 causing the increase in variable rate loan yields. The addition of new loans at generally higher rates during this period also contributed to the increase in asset yield. The increase in the yield on earning assets was offset by a 114 basis point increase in our overall cost of funds to 4.01% for 2006. The primary reasons for the increase can be attributed to increasing the rates paid on our deposit accounts consistent with market increases, the rollover of time deposits to higher rates within the rising rate environment during 2006, and a shift to higher costing sources of funds. The rates paid on higher yielding checking accounts, money market accounts and retail time deposits reached levels in 2006 that had not been seen in the past few years, causing deposit customers to shift funds from low or no yield checking accounts into these higher rate accounts.

The 21% growth in net interest income during 2005 compared to 2004 was also largely driven by significant growth in average interest earning assets which increased by $219.0 million, or 15%, to $1.65 billion for 2005. The net interest margin increased by 17 basis points to 3.81% for 2005, also contributing to the growth in net interest income.

The increases in short-term interest rates described above caused an increase in the yield on assets and the overall cost of funds in 2005 compared to 2004. The yield on earning assets increased 90 basis points and was largely offset by an 80 basis point increase in the overall cost of funds during 2005 when compared to 2004.

Anticipated growth in earning assets is expected to continue to increase levels of net interest income. We expect, however, that compression in the net interest margin that began when the Federal Open Market Committee stopped raising short-term interest rates during the third quarter of 2006, will continue as long as short-term and long-term rates remain within a narrow range. We continue to maintain derivative instruments, as discussed in the Notes to the Consolidated Financial Statements, to help balance our interest rate risk sensitivity considering our significant variable rate loan portfolio. This is discussed in further detail under the section Sensitivity to Market Risk.

The following table shows an analysis of net interest margin for the years ended December 31, 2006, 2005 and 2004.

	For the years ended December 31,

	2006			2005			2004

(Dollars in Thousands)	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost

Assets:
Taxable securities	$128,833	$5,424	4.21%	$109,027	$4,392	4.03%	$84,151	$3,528	4.19%
Tax-exempt securities (1)	51,145	2,154	6.48%	49,285	2,084	6.53%	40,491	1,727	6.62%
Loans (2)	1,636,710	125,034	7.55%	1,473,558	98,031	6.58%	1,295,887	72,583	5.54%
Federal Home Loan Bank stock	13,394	656	4.83%	13,299	573	4.25%	9,857	430	4.29%
Federal funds sold and other short-term
investments	4,591	238	5.12%	8,976	315	3.46%	4,787	61	1.25%

Total interest earning assets(1)	1,834,673	133,506	7.26%	1,654,145	105,395	6.37%	$1,435,173	$78,329	5.47%

Noninterest earning assets:
Cash and due from banks	35,351			35,370			33,792
Other	100,281			93,517			68,478

Total assets	$1,970,305			$1,783,032			$1,537,443

Liabilities and Shareholders' Equity:
Deposits:
NOW and money market accounts	$655,549	$21,427	3.27%	$608,718	$11,841	1.95%	$587,834	$6,916	1.18%
Savings	40,827	237	0.58%	40,674	183	0.45%	38,266	86	0.23%
IRAs	36,654	1,566	4.27%	30,536	1,092	3.58%	27,170	884	3.26%
Time deposits	674,270	30,367	4.50%	546,307	18,944	3.47%	407,835	11,185	2.74%
Borrowings:
Other borrowed funds	176,796	8,209	4.58%	171,000	6,599	3.81%	145,346	5,223	3.59%
Long-term debt	41,238	3,346	8.00%	41,238	2,603	6.23%	36,742	1,659	4.52%
Federal funds purchased	18,528	937	4.99%	36,715	1,296	3.48%	22,837	356	1.54%

Total interest bearing liabilities	1,643,862	66,089	4.01%	1,475,188	42,558	2.87%	1,266,030	26,309	2.07%

Noninterest bearing liabilities:
Noninterest bearing demand accounts	167,143			164,184			139,510
Other noninterest bearing liabilities	7,821			7,148			5,973

Shareholders' equity	151,479			136,512			125,930

Total liabilities and
Shareholders' equity
	$1,970,305			$1,783,032			$1,537,443

Net interest income		$67,417			$62,837			$52,020

Net interest spread (1)			3.25%			3.50%			3.40%
Net interest margin (1)			3.67%			3.81%			3.64%
Ratio of average interest earning assets
to average interest bearing liabilities	111.61%			112.13%			113.36%

___________________________

(1)	Yields are adjusted for tax-exempt interest.

(2)	Loan fees included in interest income are not material. Nonaccrual loans are included in average loans outstanding.

The following table presents the dollar amount of changes in net interest income due to changes in volume and rate.

	For The Year Ended December 31,

(Dollars in thousands)	2006 vs 2005			2005 vs 2004

	Increase (Decrease) Due to			Increase (Decrease) Due to

	Volume	Rate	Total	Volume	Rate	Total

Interest income
Taxable securities	$827	$205	$1,032	$1,007	$(143)	$864
Tax-exempt securities	86	(16)	70	387	(30)	357
Loans	11,542	15,461	27,003	10,914	14,534	25,448
FHLB stock	4	79	83	148	(5)	143
Fed funds sold and other short-term
investments	(189)	112	(77)	84	170	254

Total interest income	$12,270	$15,841	$28,111	$12,540	$14,526	$27,066

Interest expense
NOWs and MMDAs	$974	$8,612	$9,586	$254	$4,671	$4,925
Savings	1	53	54	6	91	97
IRAs	240	234	474	116	92	208
Time deposits	5,020	6,403	11,423	4,362	3,397	7,759
Other borrowed funds	230	1,380	1,610	970	406	1,376
Long-term debt	---	743	743	222	722	944
Fed funds purchased	(782)	423	(359)	305	635	940

Total interest expense	5,683	17,848	23,531	6,235	10,014	16,249

Net interest income	$6,587	$(2,007)	$4,580	$6,305	$4,512	$10,817

Provision for Loan Losses: The provision for loan losses for 2006 was $7.7 million as compared to $3.7 million for 2005 and $7.9 million for 2004. For 2006 and 2004, the provision for loan losses included $4.7 million and $2.3 million, respectively, of additional provisions related to two separate commercial borrowers described below under Loan Portfolio and Asset Quality and Allowance for Loan losses. The amount of the loan loss provision in all periods is a byproduct of establishing our allowance for loan losses at levels deemed necessary in our methodology for determining the adequacy of the allowance. For more information about our allowance for loan losses and our methodology for establishing its level, see the discussion under the section Allowance for Loan Losses.

Noninterest Income: Noninterest income totaled $14.2 million during 2006, as compared to $13.0 million during 2005 and $10.0 million in 2004. The $1.2 million increase over 2005 was a result of improvements in all individual components except gains on sold loans which decreased from $2.3 million to $1.7 million due to a decline in mortgage loan origination volume. The $3.0 million or 30% improvement over 2004 included increases in all individual components with the exception of trust fees which were unchanged.

Revenues from trust services increased $668,000 or 23% to $3.6 million for 2006. Trust fees are primarily based on the underlying values of trust assets managed. An increase in both the market valuation of assets held in trust accounts and a continued increase in new trust customers contributed to the strong increase in 2006. Despite also gaining new trust customers in 2005, trust fees remained relatively flat at $2.9 million for 2005 compared to 2004 due to a decline in the market valuation of assets held in the trust accounts.

Deposit service charge income increased $551,000 or 13% to $4.9 million for 2006 compared to $4.3 million for 2005 and $3.0 million for 2004. The increase in 2006 and 2005 reflects the continued expansion of our deposit customer account base as we have grown. An overdraft privilege service implemented at the beginning of the second quarter of 2005 was well received and was also a large contributor to the increase in deposit service charge income in 2005.

Other income increased $569,000 in 2006 and $1.5 million in 2005. The increase in other income for both years included increases in miscellaneous fee categories associated with volume increases as we have grown. These fee categories include debit card and ATM processing income and revenues from mutual fund and annuity sales. The increase in 2006 and 2005 also included an additional $373,000 and $499,000, respectively, of income earned on bank-owned life insurance purchased during the fourth quarter of 2004. Also included in other income for 2005 was $348,000 in gains on the sale of two commercial properties, one previously held as other real estate.

Gain on sales of loans primarily includes gains on the sale of real estate mortgage loans, and to a lesser extent, gains on the sale of the SBA guaranteed portion of certain commercial loans. We sell the majority of the fixed-rate mortgage loans we originate. We do not retain the servicing rights for the loans we sell. A summary of gain on sales of loans and related volume is as follows:

(Dollars in thousands)	For The Year Ended December 31

	2006	2005	2004

Gain on the sale of SBA guaranteed loans	$60	$100	$122
Net gain on the sale of real estate mortgage loans	1,661	2,236	2,085

Gain on sales of loans	$1,721	$2,336	$2,207

Real estate mortgage loans originated for sale	$103,655	$137,028	$141,661
Real estate mortgage loans sold	106,100	140,083	144,772
Net gain on the sale of real estate mortgage loans as a
percent of real estate mortgage loans sold ("Loan sales
margin")	1.57%	1.60%	1.44%

Gain on sales of loans decreased $615,000 in 2006 compared to 2005, while 2005 increased $129,000 compared to 2004. Mortgage interest rate levels have steadily increased since 2004, resulting in a continued decline in the level of residential refinancing and loan originations. An improvement in the loan sales margin received on residential loans sold during 2005 offset the decline in volume from 2004. The general improvement in our loan sales margin since 2004 reflects an improvement in our competitive position with our secondary market investors and greater discipline in our pricing practices. Considering the higher level of mortgage interest rates, we expect the volume of originations going forward to be more consistent with 2006 levels.

Noninterest Expense: Noninterest expense totaled $44.9 million for 2006 as compared to $41.4 million for 2005 and $35.4 million for 2004. Salaries and benefits increased $2.4 million in 2006 over 2005 and $3.2 million in 2005 over 2004, comprising the majority of the increase in both years.

The increase in salaries and benefits for 2006 and 2005 is primarily related to additional staffing in each line of business and in support departments consistent with growth of the Bank. Effective January 1, 2006, we adopted FAS 123, Revised, and accordingly, we recorded stock option compensation expense of $657,000 in 2006. Increased incentives associated with strong performance also contributed to the increase in salaries and benefits during 2005. The consistent increase in salaries and benefits reflects our attention to properly managing and supporting our growth and our interest in creating a platform for strong future growth.

The increase in occupancy expense of $319,000 in 2006 and $586,000 in 2005 and the increase in furniture and equipment expense of $246,000 in 2006 and $207,000 in 2005 are consistent with our branch and facilities expansion during these periods. We would expect the level of increase in these expense categories to be commensurate with our plans for future branch expansion.

Data processing fees were up $172,000 in 2006 and $510,000 in 2005. In September of 2004, we outsourced our item processing function which was the primary reason for the increase in 2005. We expect future increases to be consistent with the Company’s growth.

Other expense increased $279,000 in 2006 and $1.3 million in 2005. The increase in both periods includes increases in various expense categories consistent with the growth of our company. These categories include expenses associated with debit card and ATM processing, customer and internal courier, and various outside service contracts. The level of the increase in most expense categories moderated in 2006 as a result of our expense control and the continued improvement in the efficiency of our bank’s operations as we have grown.

The level of the increase in most expense categories moderated in 2006 as a result of our expense control and the continued improvement in the efficiency of our bank’s operations as we have grown.

Federal Income Tax Expense: Our federal income tax expense has increased generally commensurate with our increase in pre-tax earnings. Our federal income tax expense is lower than the amount computed by applying our statutory federal income tax rate to our pre-tax earnings primarily due to tax-exempt interest income. Our effective tax rate was 31.5%, 32.1% and 31.9% in 2006, 2005 and 2004, respectively.

FINANCIAL CONDITION

Summary: Our total assets were $2.07 billion at December 31, 2006, an increase of $204.8 million from $1.87 billion in total assets at December 31, 2005. We believe the continued strong asset growth reflects the acceptance of our full-service community banking philosophy in the growing communities we serve. Our asset growth consists primarily of growth in our loan portfolio as we continue to attract new loan customers and deepen relationships with existing customers despite the strong competition from other locally based community banks and larger regional banks. Total portfolio loans increased $163.6 million or 11% during 2006. The growth in total assets also included growth in our investment securities portfolio and premises and equipment.

The increase in total assets was principally funded by deposit growth. Deposits grew by $159.8 million during 2006, an 11% growth rate. We attribute the deposit growth to our quality customer service, the desire of our customers to bank with a locally run bank, and convenient accessibility through the expansion of our branch network and other delivery channels.

Cash and Cash Equivalents: Our cash and cash equivalents, which include federal funds sold and short-term investments, were $39.9 million at December 31, 2006, as compared to $49.1 million at December 31, 2005. The balance at the end of 2005 was elevated due to a large inflow of customer deposits that occurred right at the end of the year.

Securities: Securities increased $40.7 million or 25% to $201.3 million at December 31, 2006 from $160.6 million at December 31, 2005. We maintain our security portfolio at a level to provide diversity in the risk nature of our assets, to support our liquidity needs and to balance our interest rate risk. Our portfolio consists primarily of high quality U.S government agency and state and local municipal bonds classified as available for sale. These securities are generally purchased at fixed rates to help offset the interest sensitivity of our variable rate loan portfolio. We expect continued growth of our securities portfolio generally consistent with the growth of our company to maintain the diversity of our assets and support our liquidity and interest rate risk management.

Loan Portfolio and Asset Quality: Our total loan portfolio increased to $1.71 billion at December 31, 2006 from $1.55 billion at December 31, 2005. The $163.6 million increase in portfolio loans continues our consistent pattern of growth. Each of our loan portfolios, including commercial and commercial real estate, residential real estate and consumer loans grew during 2006. The strongest growth was in the commercial and commercial real estate portfolios, which grew by 12%. We believe the continued growth we have experienced in each of our loan portfolios is a result of our focus on providing high quality customer service and reflects the acceptance of our full-service community banking philosophy in the growing communities we serve.

The majority of loans that we retain in our portfolio are to small and mid-sized businesses in the form of commercial and commercial real estate loans. Our combined commercial loan portfolios accounted for approximately 76% and 74% of our total portfolio loans at December 31, 2006 and 2005, respectively. The $1.29 billion in commercial and commercial real estate loans at December 31, 2006 represents an increase of $138.9 million over the $1.15 billion at December 31, 2005. A further breakdown in the composition of the commercial real estate loan portfolio is shown in the table below (in thousands):

	December 31, 2006	December 31, 2005

Construction/Land Development	$360,372	$305,066
Farmland and Agriculture	37,426	35,309
Nonfarm, Nonresidential	439,436	423,388
Multi-family	38,483	30,156

Total Commercial Real Estate Loans	$875,717	$793,919

Approximately two-thirds of the balance in the construction and land development category and the entire balance in the multi-family category are comprised of non-owner occupied loans as of both December 31, 2006 and December 31, 2005.

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

The residential real estate portfolio increased from $223.4 million at December 31, 2005 to $224.8 million at December 31, 2006. Our residential real estate loan portfolio, which also includes residential construction loans made to individual homeowners, comprised approximately 13% of portfolio loans at the end of 2006. Our residential real estate portfolio represents only a small portion of our residential origination loan volume, as we sell the majority of our fixed-rate obligations on the secondary market with servicing released to reduce our exposure to interest rate risk. We originated for sale $103.7 million in residential mortgages in 2006, $137.0 million in 2005, and $141.7 million in 2004. Loans held for sale were $1.5 million at December 31, 2006 as compared to $2.3 million at December 31, 2005. The gradual decline in residential refinancing and loan originations is a result of the generally rising level of longer-term interest rates that has occurred since 2004.

Our consumer loan portfolio includes both loans secured by personal property, as well as home equity fixed term and line of credit loans. Our consumer loan portfolio increased to $194.8 million at December 31, 2006 from $171.5 million at December 31, 2005. Consumer loans comprised approximately 11% of our portfolio loans at the end of both 2006 and 2005.

As we continue to leverage our expansive branch network and strengthen our presence in the markets we serve, we anticipate further growth in each of our loan portfolios consistent with our historical growth patterns.

Nonperforming assets are comprised of nonperforming loans, foreclosed assets and repossessed assets. Our nonperforming loans include loans on non-accrual status, restructured loans and loans delinquent more than 90 days but still accruing. Nonperforming loans as of December 31, 2006 totaled $22.3 million or 1.30% of total portfolio loans compared to $4.2 million or 0.27% of total portfolio loans at December 31, 2005.

The balance of nonperforming loans at the end of 2006 includes one large commercial relationship totaling approximately $15.2 million. The loans for this relationship came due in September 2006 but were not renewed as of December 31, 2006 due to their size and complexity. The loans continued to accrue interest as we expected to collect all amounts owed. The Bank and the borrower, a land development partnership, have entered into an agreement and the new loans closed on January 31, 2007. The remaining balance of nonperforming loans at the end of 2006 and the balance of nonperforming loans at the end of 2005 consist of a number of smaller commercial loans most of which are on nonaccrual for which we consider to be well collateralized or adequately reserved. The majority of nonperforming loans at the end of 2004 related to one commercial borrower. The loans associated with this borrower became impaired due to fraud perpetrated by the borrower. The borrower has since ceased operations. Proceeds from the liquidation of collateral, payments on outstanding receivables and additional charge-offs reduced our balances from this relationship to zero at the end of 2006 and approximately $229,000 at the end of 2005, from $2.3 million at year-end 2004.

Our loan portfolio is reviewed regularly by an external loan review team, our own loan officers, and our senior management. When reasonable doubt exists concerning collectibility of interest or principal of one of our loans, that loan is placed in non-accrual status. Any interest previously accrued but not collected is reversed and charged against current earnings.

Foreclosed assets include assets acquired in settlement of loans. As of December 31, 2006 foreclosed assets totaled $3.2 million compared to $527,000 as of December 31, 2005. The balance at the end of 2006 is comprised of several real estate properties for which no loss is expected upon disposition.

Total nonperforming assets amounted to $25.6 million or 1.23% of total assets as of December 31, 2006 compared to $4.9 million or 0.26% of total assets as of December 31, 2005. The following table shows the composition and amount of our nonperforming assets.

(Dollars in thousands)	As of December 31

	2006	2005	2004

Nonaccrual loans	$5,811	$3,977	$3,249
Loans 90 days or more delinquent and still accruing	16,479	227	772
Restructured loans	--	--	--

Total nonperforming loans	$22,290	$4,204	$4,021

Foreclosed assets	3,212	527	1,850
Repossessed assets	81	165	--

Total nonperforming assets	$25,583	$4,896	$5,871

Nonperforming loans to total loans	1.30%	.27%	.29%
Nonperforming assets to total assets	1.23%	.26%	.35%

Allowance for Loan Losses: Our allowance for loan losses as of December 31, 2006 was $23.3 million, representing approximately 1.36% of total portfolio loans outstanding, compared to $21.0 million or 1.36% of total loans at December 31, 2005.

Our allowance for loan losses is maintained at a level considered appropriate based upon our regular, quarterly assessments of the probable estimated losses inherent in the loan portfolio. Our methodology for measuring the appropriate level of allowance relies on several key elements, which include specific allowances for loans considered impaired, formula allowance for graded loans, general allocations based on historical trends for pools of similar loan types and under certain circumstances, an unallocated reserve related to current market conditions that are pertinent to certain aspects of the loan portfolio.

During the fourth quarter of 2006, regulatory authorities reached a conceptual consensus on the method for determining the allowance. In addition to reaffirming the importance of experience grounded, objectively determinable amounts, they acknowledged the appropriateness of considering other subjective factors in determining the proper level of the allowance. We believe our process conforms to this guidance.

Specific allowances are established in cases where senior credit management has identified significant conditions or circumstances related to an individually impaired credit that we believe indicates the probability that a loss may be incurred. This amount is determined by methods prescribed by SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”. The specific allowance for impaired loans was $400,000 at December 31, 2006 and $333,000 at December 31, 2005.

The allowance allocated to commercial loans that are not considered to be impaired is calculated by applying loss factors to outstanding loans based on the internal risk grade of such loans. We use a loan rating method based upon an eight point system. Loans are assigned a loss allocation factor for each loan classification category. The lower the grade assigned to a loan category, the greater the allocation percentage that is applied. Changes in risk grade of loans affect the amount of the allowance allocation. Our loan portfolio has grown rapidly since our inception. As a result, a significant portion of our loan portfolio remains relatively unseasoned and our actual historical loan loss experience is limited. Accordingly, the determination of our loss factors includes consideration of the banking industry’s historical loan loss experience by loan type and the historical loan loss experience within our geographic markets, as well as our own loan loss experience and trends. These factors are regularly monitored and adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the analysis date. The commercial loan allowance was $21.0 million at December 31, 2006 compared to $18.6 million at December 31, 2005 and increased primarily in response to the continuing growth in the commercial loan portfolio. The increase of $2.3 million in the total allowance for loan losses during 2006 was primarily related to this $2.4 million increase in the commercial loan allowance.

Groups of homogeneous loans, such as residential real estate, open- and closed-end consumer loans, etc., receive general allowance allocations based on loss trends. In lieu of an established loan loss trend for Macatawa Bank, we use historical loss trends based on industry experience and peers in determining an adequate allowance for probable losses associated with these pools of loans. General economic and business conditions, credit quality trends, collateral values, seasoning of the portfolios and recent loss experience are conditions considered in connection with allocation factors for these similar pools of loans. The general allowance was $1.8 million at December 31, 2006 and $2.1 million at December 31, 2005.

The continued increase in the allowance was deemed necessary given the significant growth in loans. However, the allowance for loan losses as a percent of total loans remained unchanged at 1.36%. Based upon our internal analysis, in our judgment, we have provided adequate allowances for loan losses, although there can be no assurance that the allowance for losses on loans will be adequate to cover all losses.

The following table shows the allocation of the allowance for loan loss at the dates indicated to the extent specific allocations have been determined relative to particular loans.

	As of December 31

(Dollars in thousands)	2006		2005		2004

	Allowance Amount	% of Each Category to Total Loans	Allowance Amount	% of Each Category to Total Loans	Allowance Amount	% of Each Category to Total Loans

Commercial and commercial
real estate	$21,417	75.5%	$18,883	74.5%	$17,324	72.7%
Residential real estate	502	13.1%	463	14.4%	476	15.7%
Consumer	1,340	11.4%	1,646	11.1%	1,243	11.6%
Unallocated	---	---	---	---	208	---

Total	$23,259	100.0%	$20,992	100.0%	$19,251	100.0%

The above allocations are not intended to imply limitations on usage of the allowance. The entire allowance is available for any loan losses without regard to loan type. The allowance amounted to $23.3 million at December 31, 2006. Of this total, 2% related to specific allocations on impaired loans, 90% related to commercial loan portfolio allocations and 8% related to general allocations.

Net charge-offs totaled $5.4 million, or 0.33% of average loans for 2006 compared to $1.9 million, or 0.13% of average loans for 2005 and $4.7 million, or 0.37% of average loans for 2004. Net charge-offs in 2006 include a $4.7 million charge-off related to $5.2 million in outstanding loans to one commercial borrower. The impairment of the loans to this borrower was discovered in March 2007 through internal investigations relating to the collateral. The collateral was not of sufficient value to cover the outstanding principal on these loans and it is likely that the borrower will be unable to meet the repayment terms of the loans. The internal investigation suggests that the borrower may have made misrepresentations to the Bank regarding the loan collateral and its financial condition. Because of these misrepresentations and the timing of our discovery of them, the allowance for loan losses did not contain sufficient allocations related to this borrower. As such, an additional provision for loan losses amounting to $4.7 million was recorded as of December 31, 2006 in order to maintain the allowance for loan losses at a level considered adequate in our judgment. The remaining balance of the loans to this borrower, amounting to $495,000, was included in non-accrual loans as of December 31, 2006. Net charge-offs in 2006, excluding this large single charge-off were low compared to the prior two years. Strong collateral positions on nonperforming loans that were resolved during 2006 allowed for this low level of net charge-offs. As previously noted under the section Loan Portfolio and Asset Quality, the level of net charge-offs for 2004 relates primarily to a $2.8 million charge-off associated with the impaired loans to one commercial borrower. The following is a summary of our loan balances, changes in the allowance for loan losses and related ratios.

(Dollars in thousands)	December 31

	2006	2005	2004

Loans:
Average daily balance of loans for the year	$1,636,710	$1,473,558	$1,295,887
Amount of loans outstanding at end of period	1,711,450	1,547,879	1,396,387

Allowance for loan losses:
Balance at beginning of year	$20,992	$19,251	$16,093
Addition to allowance charged to operations	7,715	3,675	7,890
Loans charged-off:
Commercial	(5,601)	(1,842)	(4,833)
Residential real estate	(43)	(24)	(21)
Consumer	(410)	(371)	(91)

Recoveries:
Commercial	399	261	180
Residential real estate	10	17	11
Consumer	197	25	22

Balance at end of year	$23,259	$20,992	$19,251

Ratios:
Net charge-offs to average loans outstanding	.33%	.13%	.37%
Allowance for loan losses to loans outstanding
at year end	1.36%	1.36%	1.38%

Premises and Equipment: Premises and equipment totaled $60.7 million at December 31, 2006, an increase of $7.7 million from December 31, 2005. The increase included costs associated with the construction of a new regional facility in downtown Holland and a new branch site in Grand Rapids. Both are expected to open in the first quarter of 2007.

Deposits: Total deposits increased $159.8 million to $1.67 billion at December 31, 2006, as compared to $1.51 billion at December 31, 2005. The majority of growth during the year was in interest bearing deposits, including interest bearing checking, money market and time deposit accounts, as deposit customers preferred such accounts within the generally high rate environment. Interest bearing checking accounts increased $57.7 million to $265.7 million, money market accounts grew $79.0 million to $459.0 million and time deposits within our markets increased $43.5 million to $449.6 million at the end of 2006. Because of the strong growth from deposits within our markets, we were able to rely less on brokered deposits during 2006. Brokered deposits declined $11.3 million to $272.9 million at the end of 2006. With our continued focus on quality customer service, the desire of customers to deal with a local bank, and the convenience of our expanding and maturing branch network, we expect further growth from deposits within our markets.

Noninterest bearing demand accounts comprised approximately 11% of total deposits at December 31, 2006, as compared to approximately 12% of total deposits at the end of 2005. Interest bearing demand, including money market, and savings accounts comprised approximately 46% of total deposits at December 31, 2006, as compared to 42% at the end of last year. Time accounts as a percentage of total deposits were approximately 43% at December 31, 2006, as compared to 46% at December 31, 2005.

Borrowed Funds: Borrowed funds consist of advances from the Federal Home Loan Bank, securities sold under agreements to repurchase (“repo borrowings”), long-term debt associated with the issuance of trust preferred securities and federal funds purchased provided by our correspondent banks. Additionally, we have a $10.0 million credit facility available for general corporate needs including contributing capital to our subsidiary bank to enable it to maintain regulatory capital at well-capitalized levels. This credit facility was unused during all of 2006 and 2005.

Borrowed funds totaled $245.2 million at December 31, 2006, including $172.0 million of Federal Home Loan Bank advances, $20.0 million in repo borrowings, $41.2 million in long-term debt associated with trust preferred securities and $12.0 million in federal funds purchased. Borrowed funds totaled $212.2 million at December 31, 2005 including $145.2 million of Federal Home Loan Bank advances, $41.2 million in long-term debt associated with trust preferred securities and $25.8 million in federal funds purchased. The increase in borrowed funds in 2006 was used to support growth in assets.

CAPITAL RESOURCES AND LIQUIDITY

Capital Resources: Total shareholders’ equity was $156.8 million at December 31, 2006 compared to $141.7 million at December 31, 2005. The increase of $15.1 million was primarily the result of retained net income (net of cash dividends paid). Net income generated during 2006 of $19.8 million was partially offset by cash dividends of $7.9 million, or $.48 per share. We began paying cash dividends at the end of 2000 and have increased the amount of the dividend each year since. It is anticipated that we will continue to pay quarterly cash dividends in the future. We have also paid a stock dividend each year beginning in 2001. A 5% stock dividend was paid in May 2006, resulting in a transfer of $15.1 million from retained earnings to common stock. In addition, a 3-for-2 stock split was paid in June 2006.

The change in accumulated other comprehensive income was due to an increase in both the market value of securities available for sale and the derivative instruments associated with the Company’s interest rate swap arrangements due principally to the changes in interest rates during 2006. For more information regarding our interest rate swap arrangements, see the Notes to the Consolidated Financial Statements.

The Corporation was categorized as “well capitalized” for regulatory capital purposes at December 31, 2006 and 2005. The following table shows the Company’s various capital ratios for 2006 and 2005.

As of and for the year ended December 31,	2006	2005

Average equity to average assets	7.7%	7.7%
Total risk-based capital	10.9%	11.1%
Tier 1 risk-based capital	9.5%	9.7%
Tier 1 capital to average assets	8.5%	8.7%

Growth in capital from strong earnings in 2006 was consistent with the growth in assets resulting in the stable capital ratios from 2005 to 2006. Of the $40.0 million of trust preferred securities outstanding at December 31, 2006, approximately $38.0 million qualified as Tier 1 capital with the remaining qualifying as Tier 2 capital. For more information regarding the trust preferred securities, please refer to the Notes to the Consolidated Financial Statements.

We believe the additional regulatory capital provided by the trust preferred security issuances, as supplemented by our improvement in earnings, will support our growth plans in the near future. Additional capital may be necessary within the next three to four years if our growth continues at its current pace. Capital sources include, but are not limited to, additional common stock offerings, trust preferred securities offerings and subordinated debt.

Liquidity: The liquidity of a financial institution reflects its ability to manage a variety of sources and uses of funds. Our Consolidated Statements of Cash Flows categorize these sources and uses into operating, investing and financing activities. We primarily focus on developing access to a variety of borrowing sources to supplement our deposit gathering activities and provide funds for growing our investment and loan portfolios. Our sources of liquidity include our borrowing capacity with the Federal Home Loan Bank, federal funds purchased lines and other secured borrowing sources with our correspondent banks, loan payments by our borrowers, maturity and sales of our securities available for sale, growth of our deposits and deposit equivalents, federal funds sold, and the various capital resources discussed above. Liquidity management involves the ability to meet the cash flow requirements of our customers. Our customers may be either borrowers with credit needs or depositors wanting to withdraw funds. We feel our liquidity position is sufficient to meet these needs.

In the normal course of business, we enter into certain contractual obligations including obligations which are considered in our overall liquidity management. The table below summarizes our significant contractual obligations as December 31, 2006.

(dollars in thousands)	1 year or less	1-3 years	4-5 years	After 5 years

Time deposit maturities	$480,991	$194,888	$46,457	120
Other borrowed funds	47,000	86,018	51,000	8,000
Federal funds purchased	11,990	---	---	---
Long-term debt	---	---	---	41,238

Total	$539,981	$280,906	$97,457	$49,358

In addition to normal loan funding, we also maintain liquidity to meet customer financing needs through unused lines of credit, unfunded loan commitments and standby letters of credit. The level and fluctuation of these commitments is also considered in our overall liquidity management. At December 31, 2006, we had a total of $470.9 million in unused lines of credit, $25.9 million in unfunded loan commitments, and $27.3 million in standby letters of credit.

SENSITIVITY TO MARKET RISK

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of our transactions are denominated in U.S. dollars with no specific foreign exchange exposure. Macatawa Bank has only limited agricultural-related loan assets, and therefore has no significant exposure to changes in commodity prices. Our market risk exposure is mainly comprised of our sensitivity to interest rate risk. Our balance sheet has sensitivity, in various categories of assets and liabilities, to changes in prevailing rates in the U.S., including the Federal funds rate, the prime rate, mortgage rates, U.S. Treasury rates and various money market indexes. Our asset/liability management process aids us in providing liquidity while maintaining a balance between interest earning assets and interest bearing liabilities.

We use two interest rate risk measurement techniques in our interest rate risk management. We first use a static gap analysis to identify overall changes in the repricing periods of assets and liabilities. This measures the difference between the dollar amounts of interest sensitive assets and liabilities that may be refinanced or repriced during a given time period. A significant repricing gap could result in a negative impact to our net interest margin during periods of changing market interest rates. The following table illustrates our interest rate repricing gaps for selected maturity periods at December 31, 2006.

Static Gap Analysis (dollars in thousands)	0 to 3 months		4 to 12 months		1 to 5 years		Over 5 Years		Total

Assets:
Taxable securities	$	---		$7,944		$138,966		$981	$147,891
Tax exempt securities		---		715		3,257		49,394	53,366
FHLB stock		12,275		---		---		---	12,275
Loans-fixed (a)		49,874		95,359		533,001		94,714	772,948
Loans-variable (a)		779,876		35,378		115,532		1,905	932,691
Other assets, net		---		---		---		---	155,645

Total assets		$842,025		$139,396		$790,756		$146,994	$2,074,816

Liabilities:
Noninterest bearing deposits	$	---	$	---	$	---	$	---	$180,032
Other interest bearing deposits		724,909		---		---		---	724,909
Savings		40,160		---		---		---	40,160
Time deposits		205,720		275,271		241,345		120	722,456
Other borrowings		73,228		47,000		117,018		8,000	245,246
Other liabilities & equity		---		---		---		---	162,013

Total liabilities & equity		$1,044,017		$322,271		$358,363		$8,120	$2,074,816

Period gap		$(201,497)		$(182,875)		$432,393		$138,874
Cumulative gap		$(201,497)		$(384,372)		$48,021		$186,895
Cumulative gap/total assets		(9.71)%		(18.53)%		2.31%		9.01%

(a)     Does not include loans on non-accrual.

The above table shows that total liabilities maturing or repricing within three months exceeded assets maturing within the same time period. The analysis, however, does not consider the different rate sensitivities of certain assets or liabilities to changes in market rates or reflect the magnitude of interest rate changes on net interest income. In addition, cash flows and repricing characteristics for various categories of assets and liabilities are subject to competitive pressures, consumer sentiments and other influences that are beyond our control and are not reflected in this static analysis. As a result, various assets and liabilities indicated as maturing or repricing within a stated period may reprice at different levels and mature or reprice in other periods or at different volumes.

Accordingly, we also utilize a simulation model to assess the direction and magnitude of variations in net interest income and the economic value of equity (“EVE”) resulting from potential changes in market interest rates. Key assumptions in the model include the repricing of cash flows and maturities of interest-sensitive assets and interest-sensitive liabilities at current market rates, prepayment speeds on certain assets, and changes in market conditions impacting loan and deposit pricing. We also assume certain levels of rate sensitivity to changes in market rates of our non-maturing transaction deposits based upon our historical sensitivity under previous interest rate cycles, and we include pricing floors on discretionary priced liability products which limit how low various checking and savings products could go under declining interest rates. These assumptions reflect our pricing philosophy in response to changing interest rates.

The simulation analysis also considers the interest rate swaps we have entered into which have the effect of converting $80.0 million in variable rate loans repricing immediately into fixed rate loans repricing in one to five years. The interest rate swaps are more fully discussed in the Notes to the Consolidated Financial Statements.

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

The following table shows the impact of changes in interest rates on net interest income over the next twelve months and EVE based on our balance sheet as of December 31, 2006 (dollars in thousands).

Interest Rate Scenario	Economic Value of Equity	Percent Change	Net Interest Income	Percent Change

Change in Interest Rates
200 basis point rise	$145,580	(15.74)%	$68,304	1.36%
100 basis point rise	159,828	(7.49)	67,907	0.77
Base-rate scenario	172,776	-	67,387	-
100 basis point decline	182,932	5.88	66,736	(0.97)
200 basis point decline	190,255	10.12	66,012	(2.04)

This analysis suggests that we are well-balanced, with limited fluctuations in net interest income under each scenario over the next twelve months. Further, our balanced sensitivity in time horizons beyond one year results in little fluctuation in EVE under the various rate shock scenarios.

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

Loss contingencies, including the legal actions involving Trade Partners as described in Note 16 of the financial statements, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. This, too, is an accounting area that involves significant judgment. Although, based upon our judgment and internal analysis we have properly accounted for loss contingencies, future changes in the status of such contingencies could result in a significant change in the level of contingent liabilities and a related impact to operating earnings.

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

Quarterly Stock Price Information: The Company’s common stock is quoted on the Nasdaq Global Select Market under the symbol MCBC. High and low sales prices (as reported on the Nasdaq Global Select Market) for each quarter for the years ended December 31, 2006 and 2005 are set forth in the table below. This information has been restated to reflect the impact of all previously paid stock dividends and splits.

	2006		2005

	High	Low	High	Low

Quarter
First Quarter	$25.07	$22.31	$20.80	$16.81
Second Quarter	$24.19	$20.66	$22.86	$16.83
Third Quarter	$24.04	$20.99	$25.40	$20.63
Fourth Quarter	$23.78	$20.39	$24.92	$20.13

Quarterly cash dividends totaling $.28 were paid during 2004, and a 5% stock dividend was declared during the second quarter of 2004. Quarterly cash dividends totaling $.39 were paid during 2005, and a 15% stock dividend was declared during the second quarter of 2005. Quarterly cash dividends totaling $.48 were paid during 2006, a 5% stock dividend and a 3-for-2 stock split were declared during the second quarter of 2006.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph shows the cumulative total shareholder return on an investment in the Company’s common stock compared to the Hemscott Group Index and the Russell 2000 Index of Regional-Midwest Banks. The comparison assumes a $100 investment on December 31, 2001 at the initial price of $9.69 per share (adjusted for all stock dividends and splits) and assumes that dividends are reinvested. The comparisons in this table are set forth in response to Securities and Exchange Commission (SEC) disclosure requirements, and therefore are not intended to forecast or be indicative of future performance of the common stock.

	2001	2002	2003	2004	2005	2006

Macatawa Bank
Corporation	100.00	109.20	167.01	203.29	267.91	251.48

Hemscott Group Index	100.00	95.70	123.04	131.19	125.96	146.02

Russell 2000 Index	100.00	78.42	114.00	133.94	138.40	162.02

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

Company management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we believe that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent auditors have issued an audit report on our assessment of the Company’s internal control over financial reporting.

/s/ Benj. A. Smith, III —————————————— Benj. A. Smith, III Chief Executive Officer /s/ Jon W. Swets —————————————— Jon W. Swets Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Macatawa Bank Corporation
Holland, Michigan

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Macatawa Bank Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Macatawa Bank Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Macatawa Bank Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Macatawa Bank Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Macatawa Bank Corporation as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 16, 2007 expressed an unqualified opinion on those consolidated financial statements.

Grand Rapids, Michigan March 16, 2007	Crowe Chizek and Company LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Macatawa Bank Corporation
Holland, Michigan

We have audited the accompanying consolidated balance sheets of Macatawa Bank Corporation as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Macatawa Bank Corporation at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Macatawa Bank Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2007 expressed an unqualified opinion thereon.

Grand Rapids, Michigan March 16, 2007	Crowe Chizek and Company LLC

MACATAWA BANK CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Dollars in thousands)

	2006	2005

ASSETS
Cash and due from banks	$39,882	$49,101

Total cash and cash equivalents	39,882	49,101

Securities available for sale, at fair value	198,546	156,696
Securities held to maturity (fair value 2006 - $2,762,
2005 - $3,974)	2,711	3,907
Federal Home Loan Bank (FHLB) stock	12,275	13,910
Loans held for sale	1,547	2,331
Total loans	1,711,450	1,547,879
Allowance for loan losses	(23,259)	(20,992)

	1,688,191	1,526,887
Premises and equipment - net	60,731	53,028
Accrued interest receivable	11,233	8,366
Goodwill	23,915	23,915
Acquisition intangibles	1,563	1,941
Bank-owned life insurance	21,843	20,814
Other assets	12,379	9,094

Total assets	$2,074,816	$1,869,990

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Noninterest-bearing	$180,032	$188,762
Interest-bearing	1,487,525	1,319,010

Total	1,667,557	1,507,772
Federal funds purchased	11,990	25,809
Other borrowed funds	192,018	145,161
Long-term debt	41,238	41,238
Accrued expenses and other liabilities	5,164	8,266

Total liabilities	1,917,967	1,728,246

Shareholders' equity
Preferred stock, no par value, 500,000 shares
authorized; no shares issued and outstanding
Common stock, no par value, 40,000,000 shares
authorized; 16,254,619 and 10,227,992 shares
issued and outstanding at December 31, 2006
and 2005, respectively	153,728	136,583
Retained earnings	4,840	8,040
Accumulated other comprehensive income (loss)	(1,719)	(2,879)

Total shareholders' equity	156,849	141,744

Total liabilities and shareholders' equity	$2,074,816	$1,869,990

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands, except per share data)

	2006	2005	2004

Interest income
Loans, including fees	$125,034	$98,031	$72,583
Securities
Taxable	5,424	4,392	3,528
Tax-exempt	2,154	2,084	1,727
FHLB stock	656	573	430
Federal funds sold and other short-term investments	238	315	61

Total interest income	133,506	105,395	78,329

Interest expense
Deposits	53,597	32,060	19,071
Other borrowings	8,209	6,599	5,223
Long-term debt	3,346	2,603	1,659
Federal funds purchased	937	1,296	356

Total interest expense	66,089	42,558	26,309

Net interest income	67,417	62,837	52,020

Provision for loan losses	7,715	3,675	7,890

Net interest income after provision for loan losses	59,702	59,162	44,130

Noninterest income
Service charges and fees	4,874	4,323	2,962
Gain on sales of loans	1,721	2,336	2,207
Trust fees	3,589	2,921	2,945
Other	3,993	3,424	1,928

Total noninterest income	14,177	13,004	10,042

Noninterest expense
Salaries and benefits	24,791	22,388	19,206
Occupancy of premises	3,558	3,239	2,653
Furniture and equipment	3,221	2,975	2,768
Legal and professional fees	927	786	679
Marketing and promotion	1,075	1,145	976
Data processing fees	1,756	1,584	1,074
Other	9,585	9,306	8,044

Total noninterest expenses	44,913	41,423	35,400

Income before income tax expense	28,966	30,743	18,772

Income tax expense	9,135	9,854	5,996

Net income	$19,831	$20,889	$12,776

Basic earnings per share	$1.22	$1.30	$.80

Diluted earnings per share	$1.20	$1.27	$.79

Cash dividends per share	$.48	$.39	$.28

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands, except per share data)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance, January 1, 2004	$114,568	$5,300	$2,032	$121,900

Net income		12,776		12,776

Other comprehensive income (loss):
Net change in unrealized gain (loss)
on derivative instruments, net
of tax of ($366)			(679)	(679)

Net change in unrealized gain (loss)
on securities available for sale, net
of tax of ($509)			(945)	(945)

Comprehensive income				11,152

Issued 418,263 shares in payment of
5% stock dividend	9,330	(9,355)		(25)

Issued 35,566 shares for stock
option exercises (net of 5,249 shares
exchanged and including $97 of tax benefit)	491			491

Cash dividends at $.28 per share		(4,444)		(4,444)

Balance, December 31, 2004	124,389	4,277	408	129,074

Net income		20,889		20,889

Other comprehensive income (loss):
Net change in unrealized gain (loss)
on derivative instruments, net
of tax of ($725)			(1,346)	(1,346)

Net change in unrealized gain (loss)
on securities available for sale, net
of tax of ($1,046)			(1,941)	(1,941)

Comprehensive income				17,602

Stock compensation expense (includes 5,000 shares	176			176
earned under Stock Compensation Plan)

Issued 1,328,409 shares in payment of
15% stock dividend	10,863	(10,898)		(35)

Issued 70,681 shares for stock
option exercises (net of 6,017 shares
exchanged and including $275 of tax benefit)	1,155			1,155

Cash dividends at $.39 per share		(6,228)		(6,228)

Balance, December 31, 2005	136,583	8,040	(2,879)	141,744

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands, except per share data)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Net income		19,831		19,831

Other comprehensive income (loss):
Net change in unrealized gain (loss)
on derivative instruments, net
of tax of $135			250	250

Net change in unrealized gain (loss)
on securities available for sale, net
of tax of $490			910	910

Comprehensive income				20,991

Issued 513,283 shares in payment of
5% stock dividend	15,127	(15,180)		(53)

Issued 5,401,190 shares in payment of 3-for-2 stock split

Stock compensation expense	657			657

Issued 90,714 shares for stock option exercises
(net of 4,994 shares exchanged and including $258 of
tax benefit)	1,361			1,361

Cash dividends at $.48 per share		(7,851)		(7,851)

Balance, December 31, 2006	$153,728	$4,840	$(1,719)	$156,849

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004

Cash flows from operating activities
Net income	$19,831	$20,889	$12,776
Adjustments to reconcile net income
to net cash from operating activities
Depreciation and amortization	3,385	3,100	2,971
Stock compensation expense	657	176	0
Stock dividends on FHLB stock	0	(249)	(414)
Provision for loan losses	7,715	3,675	7,890
Origination of loans for sale	(103,655)	(137,028)	(141,661)
Proceeds from sales of loans originated for sale	106,100	140,083	144,772
Gain on sales of loans	(1,721)	(2,336)	(2,207)
Net change in
Accrued interest receivable and other assets	(2,217)	(487)	(3,032)
Bank-owned life insurance	(1,029)	(657)	(157)
Accrued expenses and other liabilities	(3,727)	5,374	1,060

Net cash from operating activities	25,339	32,540	21,998

Cash flows from investing activities
Loan originations and payments, net	(172,510)	(156,004)	(245,862)
Purchase of FHLB stock	0	(1,422)	(3,446)
Repurchase by FHLB of FHLB stock	1,635	0	0
Purchases of securities available for sale	(42,669)	(37,770)	(68,554)
Purchases of securities held to maturity	0	(1,430)	0
Maturities and calls of securities available for sale	1,990	15,298	36,574
Maturities and calls of securities held to maturity	1,127	0	0
Principal paydowns on securities	241	133	413
Purchase of bank-owned life insurance	0	0	(20,000)
Additions to premises and equipment	(10,652)	(9,957)	(9,617)

Net cash from investing activities	(220,838)	(191,152)	(310,492)

Cash flows from financing activities
Net increase in deposits	159,785	156,256	242,117
Net increase (decrease) in short-term borrowings	(13,819)	3,678	22,131
Proceeds from long-term debt	0	0	21,583
Proceeds from other borrowed funds	95,000	475,000	339,000
Repayments of other borrowed funds	(48,143)	(453,824)	(360,695)
Fractional shares purchased	(53)	(35)	(25)
Cash dividends paid	(7,851)	(6,228)	(4,444)
Proceeds from exercises of stock options, including tax benefit	1,361	1,155	491

Net cash from financing activities	186,280	176,002	260,158

Net change in cash and cash equivalents	(9,219)	17,390	(28,336)

Beginning cash and cash equivalents	49,101	31,711	60,047

Ending cash and cash equivalents	$39,882	$49,101	$31,711

Supplemental cash flow information:
Interest paid	$65,149	$40,806	$25,816
Income taxes paid	12,130	9,000	6,525
Supplemental noncash disclosures:
Transfers from loans to other real estate	3,551	2,677	1,850

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

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

Nature of Operations: Macatawa Bank is a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation. The Bank operates 24 full service branch offices providing a full range of commercial and consumer banking and trust services in Kent County, Ottawa County, and northern Allegan County, Michigan. Macatawa Bank Mortgage Company originates and sells residential mortgage loans into the secondary market on a servicing released basis. Macatawa Investment Services, a broker/dealer that provided various brokerage services including discount brokerage, personal financial planning and consultation regarding individual stocks and mutual funds ceased doing business as a registered broker-dealer effective November 1, 2006. On November 1, 2006, Macatawa Bank began offering brokerage services to its customers through an arrangement with Infinex Investments, Inc. (“Infinex”). Infinex is a full service investment provider, a registered broker-dealer and a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). As more fully discussed in the company’s Form 8-K dated October 11, 2006, on October 11, 2006, Macatawa Bank Corporation entered into an Agreement and Plan of Merger with Benj. A. Smith & Associates, Ltd. and Benj. A. Smith, III. Smith & Associates is an investment advisory firm based in Holland, Michigan. The transaction was structured as a merger of Smith & Associates into Macatawa, which in turn contributed the business to Macatawa Bank. The transaction closed effective as of January 1, 2007. Macatawa Statutory Trust I and Macatawa Statutory Trust II are grantor trusts that were established on July 15, 2003 and March 18, 2004 through which trust preferred securities were issued. Under generally accepted accounting principles, these trusts are not consolidated into the financial statements of the Company.

The Company is a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act. At the present time, the Company has no plans to engage in any of the expanded activities permitted under these regulations.

Recent Developments: In March 2007 management decided to record an additional loan charge-off and corresponding loan loss provision of $4.7 million within the 2006 financial results of the Company. The charge-off and additional provision was based on information that became available after December 31, 2006, and was related to outstanding commercial loans of $5.2 million to one borrower.

Management has reason to believe that the borrower will be unable to meet the repayment terms of the loans. The loans have been secured by collateral, but the collateral likely will not be of sufficient value to cover the outstanding principal on these loans. The remaining balance of loans to this borrower, amounting to $495,000, is secured by identified collateral and is included in impaired loans at December 31, 2006.

The loan impairment was discovered in early March 2007 through internal investigations relating to the collateral and the borrower relationship. Our internal investigation suggests that the borrower may have made misrepresentations to the Bank regarding the loan collateral and its financial condition.

The after-tax impact on net income of the additional loan loss provision was approximately $3.1 million, or $0.18 per share. We will aggressively seek to recover funds associated with this borrower.

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

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

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

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

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

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Loans are sold servicing released, therefore no mortgage servicing right assets are established.

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

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. The Company held $3.2 million in foreclosed assets at December 31, 2006 and $527,000 in foreclosed assets at December 31, 2005.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 40 years.

Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 15 years. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Bank-Owned Life Insurance: The Bank has purchased life insurance policies on certain officers. Bank-owned life insurance is recorded at its currently realizable cash surrender value. Changes in cash surrender value are recorded in other income.

Long-term Assets: Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

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

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the period, excluding unvested restricted stock awards. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options and restricted stock awards. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Stock-Based Compensation: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, the Company has recorded stock-based compensation cost using the fair value method starting in 2006. For 2006, adopting this standard resulted in the Company recording compensation cost for stock options of $657,000 or $522,000 after tax, representing $0.03 per share for 2006.

Prior to January 1, 2006, employee compensation expense for stock options was reported using the intrinsic value method. Accordingly, no compensation cost related to stock options was recognized during 2005 and 2004, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

Had compensation cost for stock options been measured using the fair value method, net income and basic and diluted earnings per share would have been the pro forma amounts indicated below (dollars in thousands, except per share data).

	2005	2004

Net income as reported	$20,889	$12,776
Deduct: Stock-based compensation expense
using fair value method	(508)	(431)

Pro forma net income	$20,381	$12,345

Basic earnings per share as reported	$1.30	$.80
Pro forma basic earnings per share	1.27	.77
Diluted earnings per share as reported	1.27	.79
Pro forma diluted earnings per share	1.24	.76

The Company’s stock compensation plan allows for the issuance of restricted stock awards. Compensation expense is based upon the market price of the Company’s stock at the date of grant and is recognized over the vesting period of the awards. In December 2006, 21,440 shares of common stock were awarded under the plan with a vesting period of three years. During 2005, 7,875 shares of common stock were awarded under the plan and vested immediately upon grant. There were no stock awards in 2004. The compensation expense for stock awarded in 2006 was nominal. Compensation expense for stock awarded in 2005 amounted to $176,000 and was recognized immediately upon grant.

All share and per share amounts under stock compensation plans are restated for all stock splits and dividends through the date of issue of the financial statements.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements. These balances do not earn interest.

Derivatives: Derivative financial instruments are recognized as assets or liabilities at fair value. The Company’s derivatives consist of interest rate swap agreements, which are used as part of its asset liability management to help manage interest rate risk. The Company does not use derivatives for trading purposes.

At the start of a derivative contract, the Company designates the derivative as one of three types based on the Company’s intentions and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”), or (3) an instrument with no hedging designation (“stand-alone derivative”). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, derivative gains and losses that are not effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as noninterest income.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

When hedge accounting is discontinued, later changes in fair value of the derivative are recorded as noninterest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transaction is still expected to occur, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will affect earnings.

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

Stock Splits and Dividends: The fair value of shares issued in stock dividends for 20% or less is transferred from retained earnings to common stock, to the extent of available retained earnings. Any excess of fair value over available retained earnings is considered a return of capital. No transfer is recorded for stock dividends or splits in excess of 20%. All share and per share amounts are retroactively adjusted for stock splits and dividends.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Adoption of New Accounting Standards:

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment. See “Stock Compensation” above for further discussion of the effect of adopting this standard.

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The adoption of SAB 108 did not have any effect on the financial statements.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards:

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial statements.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2 – ACQUISITION

On October 11, 2006, Macatawa Bank Corporation (“Macatawa”) entered into an Agreement and Plan of Merger with Benj. A. Smith & Associates, Ltd. (“Smith & Associates”) and Benj. A. Smith, III (“Mr. Smith”). On October 11, 2006, Macatawa also entered into a Noncompetition Agreement with Mr. Smith.

Smith & Associates is an investment advisory firm based in Holland, Michigan. Mr. Smith is the owner of Smith & Associates. Mr. Smith is also the founder and Chairman of Macatawa Bank Corporation. The transaction is structured as a merger of Smith & Associates into Macatawa, which in turn will contribute the business to Macatawa Bank.

The purchase price was $3,150,000, less any liabilities of Smith & Associates as of the closing date. In addition, one $300,000 contingent payment will be made if revenue from transferred account balances, principal additions to transferred account balances generated by Mr. Smith and new accounts generated by Mr. Smith exceeds $1,600,000 in 2007 and an additional $300,000 contingent payment will be paid if such revenue exceeds $1,700,000 in 2008. The purchase price and the contingent payments will be paid in common stock of Macatawa valued at the average closing price during the month of September, 2006 ($23.0035 per share).

The transaction will be accounted for using purchase accounting. The final allocation of the purchase price to goodwill and intangible assets is being determined. Any subsequent impairment is required to be reflected in the income statement at such time.

Mr. Smith will provide assistance with transitioning clients as reasonably requested from time to time. Under the Noncompetition Agreement, Mr. Smith agrees to a six year covenant not to compete with the acquired business.

All closing conditions were satisfied and the transaction closed effective as of January 1, 2007.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 3 — SECURITIES

The amortized cost and fair value of securities at year-end were as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Available for Sale 2006
U.S. Treasury and federal
agency securities	$148,753	$182	$(2,025)	$146,910
State and municipal bonds	49,676	1,042	(63)	50,655
Other equity securities	1,000	--	(19)	981

	$199,429	$1,224	$(2,107)	$198,546

Held to Maturity 2006
State and municipal bonds	$2,711	$56	$(5)	$2,762

	$2,711	$56	$(5)	$2,762

Available for Sale 2005
U.S. Treasury and federal
agency securities	$111,102	$103	$(2,644)	$108,561
State and municipal bonds	46,878	609	(345)	47,142
Other equity securities	1,000	--	(7)	993

	$158,980	$712	$(2,996)	$156,696

Held to Maturity 2005
State and municipal bonds	$3,907	$80	$(13)	$3,974

	$3,907	$80	$(13)	$3,974

Securities with unrealized losses at year-end 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (dollars in thousands):

	Less than 12 Months		12 Months or More		Total

Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

December 31, 2006

U.S. Treasury and federal
agency securities	$5,079	$(15)	$104,727	$(2,010)	$109,806	$(2,025)
State and municipal bonds	864	--	5,561	(68)	6,425	(68)
Other equity securities	--	--	981	(19)	981	(19)

Total temporarily impaired	$5,943	$(15)	$111,269	$(2,097)	$117,212	$(2,112)

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

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

For unrealized losses on securities, no loss has been recognized into income in either 2006 or 2005 because management has the intent and ability to hold these securities for the foreseeable future and the declines are largely due to differences in market interest rates as compared to those of the underlying securities. The declines in fair value are considered temporary and are expected to recover as the bonds approach their maturity date.

Contractual maturities of debt securities at December 31, 2006 were as follows (dollars in thousands):

	Held-to-Maturity Securities		Available-for-Sale Securities

	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due in one year or less	$715	$711	$8,000	$7,944
Due from one to five years	383	382	143,557	141,840
Due from five to ten years	--	--	20,268	20,748
Due after ten years	1,613	1,669	26,604	27,033

	$2,711	$2,762	$198,429	$197,565

There were no sales of securities for the years ended December 31, 2006, 2005 and 2004.

At December 31, 2006 and 2005, securities with a carrying value of approximately $1,000,000 were pledged as security for public deposits and for other purposes required or permitted by law. At December 31, 2006, securities with a carrying value of approximately $21,399,000 were pledged as collateral for securities sold under agreements to repurchase. In addition, securities totaling $107,581,000 at December 31, 2005 were used as collateral for advances from the Federal Home Loan Bank.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 4 — LOANS

Year-end loans were as follows (dollars in thousands):

	2006	2005

Commercial	$416,135	$359,036
Commercial mortgage	875,717	793,919
Residential mortgage	224,836	223,390
Consumer	194,762	171,534

	$1,711,450	$1,547,879

Activity in the allowance for loan losses was as follows (dollars in thousands):

	2006	2005	2004

Beginning balance	$20,992	$19,251	$16,093
Provision for loan losses	7,715	3,675	7,890
Loans charged-off	(6,054)	(2,237)	(4,945)
Recoveries	606	303	213

Ending balance	$23,259	$20,992	$19,251

Loans charged-off in 2006 included a $4.7 million charge-off related to $5.2 million in outstanding loans to one commercial borrower. The impairment of the loans to this borrower was discovered in March 2007 through internal investigations relating to the collateral. The collateral was not of sufficient value to cover the outstanding principal on these loans and it is likely that the borrower will be unable to meet the repayment terms of the loans. The internal investigation suggests that the borrower may have made misrepresentations to the Bank regarding the loan collateral and its financial condition. Because of these misrepresentations and the timing of our discovery of them, the allowance for loan losses did not contain sufficient allocations related to this borrower. As such, an additional provision for loan losses amounting to $4.7 million was recorded as of December 31, 2006 in order to maintain the allowance for loan losses at a level considered adequate in our judgment. The remaining balance of the loans to this borrower is secured by identified collateral, amounting to $495,000, and was included in impaired loans as of December 31, 2006.

Loans charged-off for 2004 included a third quarter charge of $2,800,000 related to one borrower whose loans, totaling $5,900,000, became impaired due to fraud perpetrated by the borrower. After this charge-off, approximately $3,100,000 of the loan balances remained outstanding. Subsequent to this initial charge-off, proceeds from the liquidation of certain collateral, payments on outstanding receivables, and additional charge-offs of $125,000 in 2004 and $789,000 in 2005, reduced the balance to approximately $2,300,000 at December 31, 2004 and $229,000 at December 31, 2005. At December 31, 2006, all balances were paid with no additional losses.

Impaired loans were as follows (dollars in thousands):

	2006	2005

Loans with no allocated allowance
for loan losses	$3,059	$2,061
Loans with allocated allowance for
loan losses	2,718	1,297

	$5,777	$3,358

Amount of the allowance for loan
losses allocated	$400	$333

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 4 – LOANS (Continued)

	2006	2005	2004

Average of impaired loans during the period	$4,630	$2,833	$3,329
Interest income recognized during impairment	0	0	0
Cash-basis interest income recognized	0	0	0

Nonperforming loans were as follows at year-end (dollars in thousands):

	2006	2005

Loans past due over 90 days still on accrual	$16,479	$227
Nonaccrual loans	5,811	3,977

	$22,290	$4,204

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. The balance of nonperforming loans at the end of 2006 includes one large commercial relationship totaling approximately $15.2 million. The loans came due in September 2006 but were not renewed as of December 31, 2006 due to their size and complexity. At no time were the loans placed in nonaccrual as we expected to collect all amounts owed. An agreement has occurred between the Bank and the borrower, a land development partnership, and the loans were renewed and closed as of January 31, 2007.

NOTE 5 — PREMISES AND EQUIPMENT — NET

Year-end premises and equipment were as follows (dollars in thousands):

	2006	2005

Land	$15,093	$14,252
Building	33,658	32,765
Leasehold improvements	1,277	1,231
Furniture and equipment	16,311	15,571
Construction in progress	8,558	925

	74,897	64,744
Less accumulated depreciation	(14,166)	(11,716)

	$60,731	$53,028

The balance of construction in progress at December 31, 2006 primarily relates to two facilities expected to open in the first quarter of 2007. Depreciation expense was $2,949,000, $2,713,000 and $2,546,000 for each of the years ending December 31, 2006, 2005 and 2004.

The Bank leases certain office and branch premises and equipment under operating lease agreements. Total rental expense for all operating leases aggregated to $382,000, $380,000 and $452,000 for each of the years ending December 31, 2006, 2005 and 2004. Future minimum rental expense under noncancelable operating leases as of December 31, 2006 is as follows (dollars in thousands):

2007	$307
2008	260
2009	38
2010	8
2011	6

$619

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 6 – ACQUISITION INTANGIBLES

Intangible assets recorded for the April 1, 2002 acquisition of Grand Bank Financial Corporation were as follows as of December 31 (dollars in thousands):

	2006	2005

Core deposits	$3,185	$3,185
Trust relationships	478	478

	$3,663	$3,663
Less accumulated amortization	(2,100)	(1,722)

	$1,563	$1,941

Both the core deposits and trust relationships intangibles are being amortized on an accelerated basis over a period of ten years. Amortization expense for the years ended December 31, 2006, 2005 and 2004 was $378,000, $406,000 and $440,000. Estimated amortization expense for the next five years is as follows (dollars in thousands):

2007	$340
2008	315
2009	297
2010	281
2011	266

NOTE 7 — DEPOSITS

Deposits at year-end were as follows (dollars in thousands):

	2006	2005

Noninterest-bearing demand	$180,032	$188,762
Money market	459,230	380,216
NOW and Super NOW	265,679	207,947
Savings	40,160	40,612
Certificates of deposit	722,456	690,235

	$1,667,557	$1,507,772

The following table depicts the maturity distribution of certificates of deposit at December 31, 2006 (dollars in thousands):

2007	$480,991
2008	123,569
2009	71,319
2010	44,438
2011	2,019
Thereafter	120

$722,456

Approximately $504,274,000 and $515,772,000 in time certificates of deposit were in denominations of $100,000 or more at December 31, 2006 and 2005.

Brokered deposits totaled approximately $272,896,000 and $284,201,000 at December 31, 2006 and 2005. At December 31, 2006 and 2005, brokered deposits had interest rates ranging from 3.30% to 5.49% and 2.70% to 4.55%, respectively, and at year-end 2006, maturities ranging from two months to forty-three months.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 8 — OTHER BORROWED FUNDS

Other borrowed funds include advances from the Federal Home Loan Bank and securities sold under agreements to repurchase.

Federal Home Loan Bank Advances

At year-end, advances from the Federal Home Loan Bank were as follows (dollars in thousands):

Principal Terms	Advance Amount	Range of Maturities	Weighted Average Interest Rate

December 31, 2006

Single maturity fixed rate advances	$132,000	April 2007 to May 2010	4.63%
Putable advances	31,000	September 2009 to December 2010	5.80%
Amortizable mortgage advances	9,018	February 2008 to July 2018	3.86%

	$172,018

December 31, 2005

Single maturity fixed rate advances	$104,200	January 2006 to May 2010	3.25%
Putable advances	31,000	September 2009 to December 2010	5.80%
Amortizable mortgage advances	9,961	February 2008 to July 2018	3.90%

	$145,161

Each advance is payable at its maturity date and contains a prepayment penalty. Putable advances are fixed rate advances that can be changed to a variable rate at the option of the FHLB. If the FHLB exercises that option, these advances may be repaid without penalty. These advances were collateralized by securities totaling $107,581,000 at December 31, 2005, and residential and commercial real estate loans totaling $596,829,000 and $526,066,000 under a blanket lien arrangement at December 31, 2006 and 2005.

Maturities as of December 31, 2006 were as follows (in thousands):

2007	$47,000
2008	70,674
2009	5,344
2010	41,000
2011	--
Thereafter	8,000

$172,018

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase (“repo borrowings”) are financing arrangements secured by U.S. federal agency securities. On August 16, 2006, the Company secured two $10 million repo borrowings at a floating rate of three-month LIBOR plus a margin. These borrowings were secured by securities that had a carrying amount of approximately $21,399,000 at December 31, 2006. At maturity, the securities underlying the arrangements are returned to the company. These borrowings at December 31, 2006 were as follows (in thousands):

Principal Terms	Amount	Maturity	Interest Rate

Floating rate repo borrowing	$10,000	August 16, 2009	5.75%
Floating rate repo borrowing	$10,000	August 16, 2010	5.81%

	$20,000

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 8 — OTHER BORROWED FUNDS (Continued)

The Company has a $10,000,000 credit facility to provide liquidity for the parent company and additional capital for the Bank as necessary. There were no advances outstanding on this credit facility as of December 31, 2006 and 2005.

NOTE 9 – LONG-TERM DEBT

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

The Company issued subordinated debentures (“Debentures”) to each trust in exchange for the proceeds of the offerings, which Debentures represent the sole asset of each trust. The Preferred Securities represent an interest in the Company’s subordinated debentures, which have terms that are similar to the Preferred Securities. As provided in each trust’s indenture, the Preferred Securities accrue and pay distributions quarterly at a specified rate and are subject to mandatory redemption upon the maturity of the Debentures, 30 years from the date of issuance, or upon earlier redemption. The Company has the right to redeem the Debentures in whole or in part beginning five years from the date of issuance at a redemption price specified in each trust’s indenture.

At December 31, 2006 and 2005, the Debentures totaling $41,238,000 are reported in liabilities as Long-term debt, and the common securities of $1,238,000 and unamortized debt issuance costs are included in other assets.

At both December 31, 2006 and December 31, 2005, approximately $38 million of the $40 million of Preferred Securities issued qualified as Tier 1 capital for regulatory capital purposes.

NOTE 10 — RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates were as follows (dollars in thousands).

	2006	2005

Beginning balance	$15,992	$14,778
New loans and renewals	15,570	12,781
Repayments and renewals	(18,976)	(11,567)

Ending balance	$12,586	$15,992

Deposits from principal officers, directors, and their affiliates at December 31, 2006 and 2005 were $4,324,000 and $6,199,000.

On October 11, 2006, Macatawa Bank Corporation (“Macatawa”) entered into an Agreement and Plan of Merger with Benj. A. Smith & Associates, Ltd. (“Smith & Associates”) and Benj. A. Smith, III (“Mr. Smith”). On October 11, 2006, Macatawa also entered into a Noncompetition Agreement with Mr. Smith.

Smith & Associates is an investment advisory firm based in Holland, Michigan. Mr. Smith is the owner of Smith & Associates. Mr. Smith is also the founder and Chairman of Macatawa Bank Corporation. The transaction is structured as a merger of Smith & Associates into Macatawa, which in turn will contribute the business to Macatawa Bank. For further details regarding the transaction, refer to Note 2, Acquisition.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 11 — STOCK-BASED COMPENSATION

The Company has stock-based compensation plans for its employees (the Employees’ Plans) and directors (the Directors’ Plans). The Employees’ Plans permit the grant of stock options or the issuance of restricted stock for up to 1,825,890 shares of common stock. The Directors’ Plans permit the grant of stock options or the issuance of restricted stock for up to 450,741 shares of common stock. Included in these totals, are additional shares approved for issuance from Employees’ and Directors’ Plans by the shareholders at their annual meeting in April, 2006. There were 739,530 shares under the Employees’ Plans and 167,342 shares under the Directors’ Plans available for future issuance as of December 31, 2006. The Company issues new shares under its stock-based compensation plans from its authorized but unissued shares.

Stock Options

Option awards are granted with an exercise price equal to the market price at the date of grant. Option awards have vesting periods ranging from one to three years and have ten year contractual terms.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company’s common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2006	2005	2004

Risk-free interest rate	4.52%	4.27%	3.89%
Expected option life	6.5 years	6.2 years	7 years
Expected stock price volatility	23.68%	23.98%	23.38%
Dividend yield	2.55%	2.01%	2.08%
Weighted average fair value of options granted	$ 5.04	$5.99	$ 3.92

A summary of option activity in the plans is as follows (dollars in thousands, except per option data):

Options	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value

Outstanding at January 1, 2006	1,019,559	$13.75
Granted	97,987	20.76
Exercised	(134,811)	9.62
Forfeited	(5,583)	18.49

Outstanding at December 31, 2006	977,152	$15.00	6.80	$6,635

Exercisable at December 31, 2006	733,362	$12.46	5.03	$6,568

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 11 — STOCK-BASED COMPENSATION (Continued)

Information related to stock options during each year follows:

	2006	2005	2004

Intrinsic value of options exercised	$1,779	$1,623	$596
Cash received from option exercises	1,103	880	394
Tax benefit realized from option exercises	258	275	97

As of December 31, 2006, there was approximately $1,107,000 of total unrecognized compensation cost related to nonvested stock options granted under the Company’s stock-based compensation plans. The cost is expected to be recognized over a weighted-average period of 2.4 years.

Restricted Stock Awards

A summary of changes in the Company’s nonvested stock awards for the year follows:

Nonvested Stock Awards	Shares	Weighted-Average Grant-Date Fair Value

Nonvested at January 1, 2006	0	$	---
Granted	21,440		20.50
Vested	0		---
Forfeited	0		---

Nonvested at December 31, 2006	21,440		$20.50

As of December 31, 2006, there was $439,000 of total unrecognized compensation cost related to nonvested shares granted under the Company’s stock-based compensation plans. The cost is expected to be recognized over a weighted-average period of 3.0 years. There were no shares vested during the years ended December 31, 2006 and 2004. The total fair value of shares vested during the year ended December 31, 2005, was $176,000.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 12 – EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan which covers substantially all employees. Employees may elect to contribute to the plan from 1% to 15% of their salary subject to statutory limitations. The Company makes matching contributions equal to 100% of the first 3% of employee contributions and 50% of employee contributions in excess of 3%, up to 6%. The Company’s contributions for the years ended December 31, 2006, 2005 and 2004 were approximately $691,000, $620,000 and $560,000.

The Company sponsors an employee stock purchase plan which allows employees to direct the Company to withhold payroll dollars and purchase Company stock for the employees at market price on a quarterly basis. The Company has reserved 51,422 shares of common stock to be issued under the plan. The plan allows for shares to be issued directly from the Company or purchased on the open market.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 13– EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic and diluted earnings per share are as follows (dollars in thousands except per share data):

	2006	2005	2004

Basic earnings per share
Net income	$19,831	$20,889	$12,776
Weighted average common shares
outstanding	16,201,514	16,060,600	15,949,600

Basic earnings per share	$1.22	$1.30	$.80

Diluted earnings per share
Net income	$19,831	$20,889	$12,776
Weighted average common shares
outstanding	16,201,514	16,060,600	15,949,600
Add: Dilutive effects of assumed
exercises of stock options	350,365	424,469	302,842

Weighted average common and
dilutive potential common
shares outstanding	16,551,879	16,485,069	16,252,442

Diluted earnings per share	$1.20	$1.27	$.79

Stock options for 319,961, 226,012, and 175,782 shares of common stock were not considered in computing diluted earnings per share for December 31, 2006, 2005 and 2004, respectively, because they were antidilutive.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 14 — FEDERAL INCOME TAXES

The consolidated provision for income taxes was as follows (dollars in thousands):

	2006	2005	2004

Current	$10,226	$10,503	$5,919
Deferred (benefit) expense	(1,091)	(649)	77

	$9,135	$9,854	$5,996

The difference between the financial statement tax expense and amount computed by applying the statutory federal tax rate to pretax income was reconciled as follows (dollars in thousands):

	2006	2005	2004

Statutory rate	35%	35%	35%
Statutory rate applied to income before taxes	$10,138	$10,760	$6,570
Add (deduct)
Tax-exempt interest income	(634)	(647)	(554)
Bank-owned life insurance	(360)	(230)	(55)
Other, net	(9)	(29)	35

	$9,135	$9,854	$5,996

The net deferred tax asset recorded included the following amounts of deferred tax assets and liabilities (dollars in thousands):

	2006	2005

Deferred tax asset
Allowance for loan losses	$8,141	$7,347
Unrealized loss on derivative instruments	617	751
Unrealized loss on securities available for sale	309	800
Other	549	378

	9,616	9,276
Deferred tax liabilities
Depreciation	(2,013)	(1,966)
Purchase accounting adjustments	(547)	(744)
Other	(625)	(602)

	(3,185)	(3,312)

Net deferred tax asset	$6,431	$5,964

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. Based on the levels of taxable income in the current and prior years which would be available to absorb the benefit, management has determined that no valuation allowance was required at December 31, 2006 or 2005.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 15 — COMMITMENTS AND OFF-BALANCE-SHEET RISK

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

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk was as follows (dollars in thousands):

	December 31,
	2006	2005

Commitments to make loans	$25,855	$48,254
Letters of credit	27,269	24,538
Unused lines of credit	470,882	460,829

At year-end 2006, approximately 68% of the Bank’s commitments to make loans were at fixed rates, offered at current market rates. The majority of the variable rate commitments noted above were tied to prime and expire within 30 days. The majority of the unused lines of credit were at variable rates tied to prime.

The Bank conducts substantially all of its business operations in western Michigan.

NOTE 16 – CONTINGENCIES

The Company and its subsidiaries periodically become defendants in certain claims and legal actions arising in the ordinary course of business.

On July 8, 2003, the Company filed a Form 8-K (dated July 1, 2003) with the Securities and Exchange Commission reporting events related to a former trust customer, Trade Partners, Inc. (“Trade Partners”), of the former Grand Bank, which the Company acquired effective April 1, 2002. Trade Partners was involved in purchasing and selling interests in viaticals, which are interests in life insurance policies of the terminally ill or elderly. Beginning in 1996, Grand Bank served as a custodian and escrow agent with respect to viaticals purchased by Trade Partners and sold to investors. Two lawsuits were filed, one in December 2002 and another in March 2003, against Trade Partners, Grand Bank and the Company alleging that Grand Bank breached certain escrow agreements related to viatical settlement contracts. Both of these lawsuits have been dismissed although the plaintiffs reserved the right to pursue the claims in the future. A third lawsuit was filed in April 2003 by two individual investors against Grand Bank, the Company, Trade Partners and certain individuals and entities associated with Trade Partners. The claims against Grand Bank and the Company in this lawsuit have been settled and dismissed with prejudice. In May 2003 a purported class action complaint was filed against the Company. As amended, this suit alleges that Grand Bank breached escrow agreements and fiduciary duties and violated the Michigan Uniform Securities Act with respect to the investments secured by the purported class in viaticals and in interests in limited partnerships which made loans to Trade Partners secured by viaticals, and with respect to loans made by purported class members directly to Trade Partners. The Company has answered the complaint denying the material allegations and raising certain affirmative defenses. In November 2006 the court denied class certification in this case. The Company believes that the class action, if it had been approved by the court, might have involved as many as 2,000 to 3,000 individual claimants. Since that denial of class certification, nine new actions, none of which is a class action, raising substantially the same allegations as the former class action have been filed in several jurisdictions on behalf of approximately 1,200 Trade Partners investors. Management believes the Company has strong defenses and will vigorously defend the cases.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 16 – CONTINGENCIES (Continued)

Trade Partners is now in receivership. The supervising court authorized the receiver to borrow money from Macatawa Bank to pay premiums, if needed. Macatawa Bank extended a $4 million line of credit to the receiver, conditioned upon obtaining a security interest in the viaticals. No draws were made against the line, and the line expired during the fourth quarter of 2004.

It is possible that one or more additional legal actions may be initiated involving the custodial and escrow agent services provided by Grand Bank in connection with Trade Partners. If any such legal actions are commenced, the Company intends to defend them vigorously. To the extent any pending or future claims allege errors or omissions on the part of Grand Bank or Macatawa Bank, management believes that some or all liability, if any is proven or established, will be covered by errors and omissions insurance maintained by Grand Bank and Macatawa Bank. The Company has reported the Trade Partners matter to its two insurance carriers. Federal Insurance Company has assumed the Company’s defense and has advanced a portion of its defense costs pursuant to a reservation of rights letter asserting certain coverage defenses, and an Interim Funding Agreement. Federal Insurance Company on July 21, 2006 notified the Company that it had filed an Arbitration Demand with the American Arbitration Association, seeking a declaration that based on its asserted coverage defenses its policy does not cover this matter. The Company and Federal Insurance Company have agreed to defer any proceedings with respect to this Arbitration Demand. The Company believes that Federal Insurance Company is obligated to provide coverage, and the Company intends to vigorously pursue its rights under the insurance policy. The other carrier has taken the position that the duty of defense rests solely with the first carrier, and reserves its rights with respect to indemnity.

The legal actions involving Trade Partners have not progressed to trial and the outcome of such actions is uncertain. While we are therefore unable to determine at this time whether or to what extent these actions may impact the Company, the Company believes it has strong defenses and fully intends to defend any and all such actions vigorously.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 17 – HEDGING ACTIVITIES

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

The Company has entered into interest rate swap arrangements, all of which are classified as cash flow hedges, that convert the variable rate cash inflows on certain of its loans to fixed rates of interest. These interest rate swaps pay interest to the Company at a fixed rate and require interest payments from the Company at a variable rate. All of these swaps were fully effective during 2006 and 2005. It is anticipated that approximately $567,000 net of tax, of unrealized losses on these cash flow hedges will be reclassified to earnings over the next twelve months.

Summary information about interest rate swaps at year-end follows (dollars in thousands).

	December 31
	2006	2005

Notional amounts	$80,000	$80,000
Weighted average pay rates	8.25%	7.25%
Weighted average receive rates	6.42%	6.42%
Weighted average maturity	2.0 years	3.0 years
Unrealized loss related to interest rate swaps	$(1,762)	$(2,146)

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 18 — REGULATORY MATTERS

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

At December 31, 2006 and 2005, actual capital levels (dollars in thousands) and minimum required levels were:

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations

	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2006
Total capital (to risk weighted assets)
Consolidated	$196,256	10.9%	$144,677	8.0%	$180,846	10.0%
Bank	189,403	10.5	144,492	8.0	180,615	10.0
Tier 1 capital (to risk weighted assets)
Consolidated	171,650	9.5	72,338	4.0	108,508	6.0
Bank	166,826	9.2	72,246	4.0	108,369	6.0
Tier 1 capital (to average assets)
Consolidated	171,650	8.5	80,746	4.0	100,933	5.0
Bank	166,826	8.3	80,602	4.0	100,752	5.0

December 31, 2005
Total capital (to risk weighted assets)
Consolidated	$179,756	11.1%	$129,959	8.0%	$162,448	10.0%
Bank	173,481	10.7	129,733	8.0	162,167	10.0
Tier 1 capital (to risk weighted assets)
Consolidated	157,450	9.7	64,979	4.0	97,469	6.0
Bank	153,210	9.5	64,867	4.0	97,300	6.0
Tier 1 capital (to average assets)
Consolidated	157,450	8.7	72,799	4.0	90,999	5.0
Bank	153,210	8.4	72,677	4.0	90,846	5.0

The Company and Bank were categorized as well capitalized at December 31, 2006 and 2005. There are no conditions or events since December 31, 2006 that management believes have changed either institution’s category.

Banking regulations limit capital distributions. Generally, capital distributions are limited to undistributed net income for the current and prior two years. The Bank paid dividends to the holding company totaling $10 million in 2006. At December 31, 2006 and 2005, approximately $50,145,000 and $50,126,000 was available to pay dividends to the holding company.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 19 — FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end (dollars in thousands).

	2006		2005

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Cash and cash equivalents	$39,882	$39,882	$49,101	$49,101
Securities available for sale	198,546	198,546	156,696	156,696
Securities held to maturity	2,711	2,762	3,907	3,974
FHLB stock	12,275	12,275	13,910	13,910
Loans held for sale	1,547	1,569	2,331	2,331
Loans, net	1,688,191	1,685,658	1,526,887	1,515,525
Accrued interest receivable	11,233	11,233	8,366	8,366
Bank-owned life insurance	21,843	21,843	20,814	20,814

Financial liabilities
Deposits	(1,667,557)	(1,665,010)	(1,507,772)	(1,501,266)
Federal funds purchased	(11,990)	(11,990)	(25,809)	(25,809)
Other borrowed funds	(192,018)	(191,582)	(145,161)	(143,372)
Long-term debt	(41,238)	(42,034)	(41,238)	(42,658)
Interest rate swaps	(1,762)	(1,762)	(2,146)	(2,146)
Accrued interest payable	(5,468)	(5,468)	(4,528)	(4,528)

Off-balance sheet credit-related items
Loan commitments	0	0	0	0

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

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 20 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)

Following are condensed parent company only financial statements (dollars in thousands):

CONDENSED BALANCE SHEETS

	2006	2005

ASSETS

Cash and cash equivalents	$6,562	$4,550
Investment in Bank subsidiary	190,049	175,511
Investment in other subsidiaries	1,606	2,103
Other assets	709	1,158

Total assets	$198,926	$183,322

LIABILITIES AND SHAREHOLDERS' EQUITY

Long-term debt	$41,238	$41,238
Other liabilities	839	340

Total liabilities	42,077	41,578

Shareholders' equity
Common stock	153,728	136,583
Retained earnings	4,840	8,040
Accumulated other comprehensive income (loss)	(1,719)	(2,879)

Total shareholders' equity	156,849	141,744

Total liabilities and shareholders' equity	$198,926	$183,322

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 20 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY) (Continued)

CONDENSED STATEMENTS OF INCOME

	2006	2005	2004

Income
Dividends from subsidiaries	$10,099	$78	$43

Expense
Interest expense	3,346	2,603	1,659
Other expense	804	661	567

Total expense	4,150	3,264	2,226

Income (Loss) before income tax and equity in
undistributed net income of subsidiaries	5,949	(3,186)	(2,183)

Equity in undistributed net income
of subsidiaries	12,409	22,932	14,179

Income before income tax	18,358	19,746	11,996

Income tax benefit	(1,473)	(1,143)	(780)

Net income	$19,831	$20,889	$12,776

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 20 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY) (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2006	2005	2004

Cash flows from operating activities
Net income	$19,831	$20,889	$12,776
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Equity in undistributed earnings of subsidiaries	(12,409)	(23,010)	(14,222)
Stock compensation expense	145	0	0
(Increase) decrease in other assets	449	(1,126)	119
Increase (decrease) in other liabilities	499	(45)	352

Net cash from operating activities	8,515	(3,292)	(975)

Cash flows from investing activities
Investment in subsidiaries	(75)	(126)	(11,851)
Net cash received from dissolution of subsidiary	373	0	0

Net cash from investing activities	298	(126)	(11,851)

Cash flows from financing activities
Proceeds from issuance of long-term debt	0	0	20,619
Proceeds from exercises of stock options	1,103	880	394
Fractional shares purchased	(53)	(35)	(25)
Cash dividends paid	(7,851)	(6,228)	(4,444)

Net cash from financing activities	(6,801)	(5,383)	16,544

Net change in cash and cash equivalents	2,012	(8,801)	3,718

Cash and cash equivalents at beginning of year	4,550	13,351	9,633

Cash and cash equivalents at end of year	$6,562	$4,550	$13,351

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 21 — QUARTERLY FINANCIAL DATA (Unaudited)

	Interest	Net Interest	Net	Earnings Per Share
	Income	Income	Income	Basic	Fully Diluted

(Dollars in thousands except per share data)
2006
First quarter	$30,241	$16,314	$5,222	$0.32	$0.32
Second quarter	32,896	16,975	5,756	0.36	0.35
Third quarter	34,779	17,083	6,009	0.37	0.36
Fourth quarter	35,589	17,045	2,845	0.18	0.17

2005
First quarter	$23,198	$14,844	$4,535	$0.28	$0.28
Second quarter	25,357	15,487	5,262	0.33	0.32
Third quarter	27,752	16,105	5,550	0.35	0.34
Fourth quarter	29,087	16,401	5,542	0.34	0.34

Net income for the fourth quarter of 2006 includes the impact of a $4.7 million ($3.1 million after tax, or $0.18 per share) charge against earnings related to a commercial borrower whose loans became impaired as described in Note 1- Recent Developments and Note 4 of the financial statements.