Form 10-K, Exhibit 13
period 2007-12-31
MACATAWA BANK CORP
filed 2008-03-14
CIK 1053584

To Our Shareholders:

        Without question, 2007 was the most challenging year in the history of Macatawa Bank. Since we opened our doors a decade ago, our story has been one of growth, expansion, increased profitability and dividends. Even as West Michigan began to move into an economic downturn, we continued to add new customers, increase market share, and deliver strong financial results.

        Last year proved to be different for Macatawa as well as for financial institutions across the state and throughout the country. The economic downturn in Michigan resulted in lower household income and job losses that accelerated throughout the year. This was compounded by a national decline in home sales and values, which we feel significantly impacted West Michigan.

        As a result, our 2007 performance was disappointing. The biggest factor contributing to these results was an increase in our loan loss allowance related to residential land development loans. Real estate developers use these loans to finance land and construction for residential communities. While these loans are collateralized by real estate assets, the current economic environment is putting downward pressure on prices and significantly extending the payback periods of many projects.

        The marketplace dynamics are causing some of our loans to underperform. We took a fiscally prudent step of increasing our loan loss provision during the third and fourth quarters, which had a negative impact on our overall performance.

        Given the environment and the fact we had been a victim of loan fraud, we felt it was appropriate to review our underwriting procedures to ensure we are properly managing our loan portfolio. This review showed that our underwriting principles continue to be sound. We used the opportunity to further improve our loan systems and procedures and to implement emerging “best practices” in our industry. We also reviewed our lending standards and, in light of the current economic conditions in West Michigan, tightened some of our policies and requirements. We believe the measures we have taken will allow us to continue to fulfill our mission as the go-to community bank for mortgages, home-equity lines, manufacturing expansions and other loans that are good for our economy – while building a growing and profitable bank.

        Let us be very clear: the majority of our loans continue to perform well. The bulk of our underperforming loans can be traced to the struggling economy, particularly the housing market, in West Michigan. Moving forward, we are committed to disciplined loan underwriting. Our senior loan team has worked to analyze our loan portfolio and taken the appropriate steps to identify and mitigate potential issues going forward.

        We strongly believe that 2008 will be a better year for Macatawa Bank. While the loan situation will take some time to resolve, we have already set aside reserves for our most significant issues. Our local economy has already begun to see bright spots in terms of new jobs and increased manufacturing exports. The January cuts in the federal fund rates, along with the much-anticipated growth stimulus package, will help spur our economic recovery.

Built From A Solid Foundation

        In just 10 years, Macatawa Bank has grown to be a market leader. We have worked hard to secure a significant market share, good growth in core accounts, great customer acceptance and a group of exceptionally strong employees. We are building on our already-solid foundations to ensure year-over-year financial improvements, continued growth and long-term success.

        Every decision made over the last decade has been with these values and principles in mind. Our philosophy continues to resonate with a wide variety of customers, from corporate CEOs looking to fund expansions, to entrepreneurs financing start-up ventures, to prospective retirees planning for the care of their nest egg and newlyweds looking to buy their first homes. We have products and services to meet all of these needs and more. The depth and breadth of our offerings, in combination with our blend of high-tech and high-touch banking, earned us the leading deposit market share in Ottawa County, and moved us to number two overall in the major West Michigan counties of Kent, Ottawa and Allegan.

Focused for a Successful Future

        Despite the economic challenges for our region, the team at Macatawa Bank is working to ensure continued growth. Our goal is to help every customer be a partner for life. We continue to emphasize our sales and service culture through face-to-face meetings with existing and potential customers. From a product and services viewpoint, we are continually upgrading our offerings to strengthen customer retention and open additional revenue opportunities. Finally, we are managing our operating costs through process improvements, productivity gains and an ongoing flow of revenue-generation and cost-savings ideas. We invite you to learn more about our plans in the forthcoming pages.

        We believe in West Michigan. Macatawa Bank has strong roots in this community. We understand its potential and are committed to its growth. By working with our customers and keeping their best interests in mind during these rough times, we feel we will be well positioned to grow with them when the economy does turn around – as we know it will.

        There is no doubt that 2007 was a tough year. Despite the challenging market conditions, we continued to make progress – even if that progress was not as evident as it had been in years past. We certainly can’t control the economy. We can – and have – positioned the Bank to minimize risk and maximize potential.

        We are appreciative for the commitment and support extended to us over the past 10 years by our shareholders, customers, employees and the entire West Michigan community. We look forward to many years of continued success and to sharing the fruits of that success with our shareholders.

Benjamin A. Smith III Chairman & CEO Macatawa Bank Corporation	Philip J. Koning President Macatawa Bank Corporation President & CEO Macatawa Bank

Financial Highlights

(Dollars in thousands, except per share data)	As of and for the Year Ended December 31

	2007	2006	% Change

Summary of Operations
Net interest income	$62,916	$67,417	(6.7)%
Provision for loan losses (1) (2)	15,750	7,715	104.1%
Noninterest income	16,098	14,177	13.6%
Noninterest expense	50,259	44,913	11.9%
Net income (1) (2)	9,269	19,831	(53.3)%

Balance Sheet Data
Total assets	$2,129,966	$2,074,816	2.7%
Loans	1,750,632	1,711,450	2.3%
Deposits	1,523,553	1,667,557	(8.6)%
Shareholders' equity	160,625	156,849	2.4%
Allowance for loan losses	33,422	23,259	43.7%

Key Ratios
Return on average equity (1) (2)	5.63%	13.09%	(57.0)%
Return on average assets (1) (2)	.44%	1.01%	(56.4)%
Average net interest margin	3.21%	3.67%	(12.5)%
Efficiency ratio	63.61%	55.04%	15.6%

Share Information*
Basic earnings per common share (1) (2)	$.54	$1.17	(53.8)%
Diluted earnings per common share (1) (2)	.54	1.14	(52.6)%
Book value per common share	9.47	9.19	3.0%
Dividends per common share	.51	.46	10.9%
Shares outstanding at end of period	16,968,398	17,067,350	(0.6)%

*Retroactively adjusted to reflect the effect of all stock splits and dividends.

(1)	Net income for 2007 includes the impact of approximately $11.6 million ($7.5 million after tax, or $0.44 per share) of charges against earnings for additional provisions for loan losses to address risks associated with loans to residential developers.

(2)	Net income for 2006 includes the impact of a $4.7 million ($3.1 million after tax, or $0.18 per share) charge against earnings related to a commercial borrower whose loans became impaired.

Selected Consolidated Financial Data
The following selected consolidated financial and other data are derived from the Company’s Financial Statements and should be read with the Consolidated Financial Statements and Notes thereto, and Management’s Discussion and Analysis of Results of Operations and Financial Condition. The Consolidated Balance Sheets as of December 31, 2007 and 2006, and the Consolidated Statements of Income for the years ended December 31, 2007, 2006, and 2005, are included elsewhere in this Annual Report.

(Dollars in thousands, except per share data)	As of and For the Year Ended December 31

	2007	2006	2005	2004	2003

Financial Condition
Total assets	$2,129,966	$2,074,816	$1,869,990	$1,672,606	$1,401,111
Securities	203,415	201,257	160,603	139,801	109,673
Loans	1,750,632	1,711,450	1,547,879	1,396,387	1,157,107
Deposits	1,523,553	1,667,557	1,507,772	1,351,516	1,109,399
Other borrowed funds	354,052	192,018	145,161	123,985	145,680
Shareholders' equity	160,625	156,849	141,744	129,074	121,900

Share Information*
Basic earnings per common share	$.54	$1.17	$1.24	$.76	$.71
Diluted earnings per common share	.54	1.14	1.21	.75	.69
Book value per common share	9.47	9.19	8.38	7.69	7.29
Dividends per common share	.51	.46	.37	.27	.21
Weighted average dilutive shares outstanding	17,283,344	17,379,473	17,309,322	17,065,064	16,950,362
Shares outstanding at end of period	16,968,398	17,067,350	16,914,541	16,787,112	16,714,224

Operations
Interest income	$139,372	$133,506	$105,395	$78,329	$64,435
Interest expense	76,456	66,089	42,558	26,309	22,341
Net interest income	62,916	67,417	62,837	52,020	42,094
Provision for loan losses	15,750	7,715	3,675	7,890	4,105
Net interest income after provision
for loan losses	47,166	59,702	59,162	44,130	37,989
Total noninterest income	16,098	14,177	13,004	10,042	10,154
Total noninterest expense	50,259	44,913	41,423	35,400	30,575
Income before tax	13,005	28,966	30,743	18,772	17,568
Federal income tax	3,736	9,135	9,854	5,996	5,788
Net income	$9,269	$19,831	$20,889	$12,776	$11,780

Performance Ratios
Return on average equity	5.63%	13.09%	15.30%	10.15%	9.91%
Return on average assets	.44%	1.01%	1.17%	.83%	.94%
Yield on average interest-earning assets	7.11%	7.26%	6.37%	5.47%	5.55%
Cost on average interest-bearing liabilities	4.32%	4.01%	2.87%	2.07%	2.19%
Average net interest spread	2.79%	3.25%	3.50%	3.40%	3.36%
Average net interest margin	3.21%	3.67%	3.81%	3.64%	3.63%
Efficiency ratio	63.61%	55.04%	54.62%	57.04%	58.52%

Capital Ratios
Equity to assets	7.54%	7.56%	7.58%	7.72%	8.70%
Total risk-based capital ratio	10.68%	10.85%	11.07%	11.12%	10.92%

Credit Quality Ratios
Allowance for loan losses to total loans	1.91%	1.36%	1.36%	1.38%	1.39%
Nonperforming assets to total assets	3.75%	1.23%	.26%	.35%	.32%
Net charge-offs to average loans	.32%	.33%	.13%	.37%	.14%

*Retroactively adjusted to reflect the effect of all stock splits and dividends.

Quarterly Financial Data (unaudited)

A summary of selected quarterly results of operations for the years ended December 31, 2007 and 2006 follows:

(Dollars in thousands, except per share data)	Three Months Ended

	March 31	June 30	September 30	December 31

2007
Interest income	$34,931	$35,683	$35,391	$33,368
Net Interest income	16,059	16,335	15,835	14,687
Provision for loan losses	875	965	3,640	10,270
Income before income tax expense	7,132	6,785	3,494	(4,406)
Net income	4,835	4,590	2,457	(2,612)

Net income per share*
Basic	.28	.27	.14	(.15)
Diluted	.28	.26	.14	(.15)

2006
Interest income	$30,241	$32,896	$34,779	$35,589
Net Interest income	16,314	16,975	17,083	17,045
Provision for loan losses	700	800	490	5,725
Income before income tax expense	7,723	8,471	8,839	3,934
Net income	5,222	5,756	6,009	2,845

Net income per share*
Basic	0.31	0.34	0.35	0.17
Diluted	0.30	0.33	0.35	0.16

*Retroactively adjusted to reflect the effect of all stock splits and dividends.

Net income for the third and fourth quarters of 2007 includes the impact of $2.1 million ($1.4 million after tax, or $0.08 per share) and $9.5 million ($6.2 million after tax, or $0.36 per share), respectively, of charges against earnings for additional provisions for loan losses primarily to address risks associated with loans to residential developers.

Net income for the fourth quarter of 2006 includes the impact of a $4.7 million ($3.1 million after tax, or $0.18 per share) charge against earnings related to a commercial borrower whose loans became impaired.

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

Overview

Macatawa Bank Corporation is a Michigan corporation and is the holding company for a wholly owned subsidiary, Macatawa Bank and for two trusts, Macatawa Statutory Trust I and Macatawa Statutory Trust II. Effective November 1, 2006, Macatawa Investment Services, Inc., a wholly owned subsidiary of Macatawa Bank Corporation, ceased doing business as a registered broker-dealer. Macatawa Bank Corporation is a financial holding company pursuant to Title I of the Gramm-Leach-Bliley Act. Macatawa Bank is a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation. The bank operates twenty-six branch offices and a lending and operational service facility, providing a full range of commercial and consumer banking and trust services in Kent County, Ottawa County, and northern Allegan County, Michigan. On November 1, 2006, Macatawa Bank began offering brokerage services to its customers through an arrangement with Infinex Investments, Inc. (“Infinex”). Infinex is a full service investment provider, a registered broker-dealer and a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). As more fully discussed in our Form 8-K dated October 11, 2006, Macatawa Bank Corporation entered into an Agreement and Plan of Merger with the Smith & Associates investment advisory firm based in Holland, Michigan. The Smith & Associates acquisition became effective on January 1, 2007 and that business is now part of Macatawa Bank. Macatawa Statutory Trusts I and II are grantor trusts and issued $20.0 million each of pooled trust preferred securities. These trusts are not consolidated in the Corporation’s financial statements. For further information regarding consolidation, see the Notes to the Consolidated Financial Statements included herein. Macatawa Bank Mortgage Company, a subsidiary of Macatawa Bank, originates and sells residential mortgage loans into the secondary market on a servicing released basis.

We have experienced rapid and substantial growth since opening Macatawa Bank in November of 1997 with assets reaching $2.1 billion as of December 31, 2007. Since our inception in 1997, we have raised approximately $100.6 million in capital through private and public common stock offerings and trust preferred offerings to facilitate our growth and progress over these years.

We believe that growth in core deposits is key to our long-term success and is our primary funding source for asset growth. Establishing a branching network in our markets has been of high importance in order to facilitate this core deposit growth. We have gained community awareness and acceptance in our markets through this expanding branch network and our high quality service standards.

The West Michigan markets within which we operate continue to provide significant expansion opportunities for us. We opened our twenty-sixth branch during the second quarter of 2007 on the southeast side of the greater Grand Rapids area. Because of the significance of the greater Grand Rapids market and as it represents the greatest opportunity for market share growth, we anticipate additional branch openings in this market within the next few years. We also continue to enjoy success in building new and existing relationships in the Holland/Zeeland and Grand Haven markets. We anticipate that we will continue to experience growth in our balance sheet and in our earnings due to these expansion opportunities.

RESULTS OF OPERATIONS

Summary: Net income totaled $9.3 million or $0.54 per diluted share for 2007 compared to $19.8 million or $1.14 per diluted share for 2006 and $20.9 million or $1.21 per diluted share for 2005. The results for 2007 include charges against earnings of approximately $11.6 million ($7.5 million after tax, or approximately $0.44 per share) for additional provisions for loan losses to address risks associated with loans to residential developers. The results for 2006 include a charge against earnings of $4.7 million ($3.1 million after tax, or approximately $0.18 per share), for a loss associated with an impaired commercial loan relationship. Circumstances associated with these losses are described under Loan Portfolio and Asset Quality and Allowance for Loan Losses.

Net Interest Income: Net interest income totaled $62.9 million during 2007 compared to $67.4 million during 2006 and $62.8 million during 2005. The decrease in net interest income during 2007 compared to 2006 was primarily due to a decline in the net interest margin partially offset by an increase in average earning assets. Average interest earning assets increased by $120.5 million, or 7%, to $1.96 billion for 2007. The net interest margin decreased 46 basis points to 3.21% for 2007 from 3.67% for 2006 from both a decrease in the yield on earning assets and an increase in the cost of funds.

The yield on earning assets decreased 15 basis points to 7.11% for 2007 from 7.26% for 2006. The impact of rising balances of nonperforming loans during 2007 resulted in a decline of approximately 18 basis points and was the primary reason for the overall decline. In addition, a shift to generally lower rate fixed rate loans offset the impact of an increase in the yield on the variable rate loan portfolio during the period from 2006 to 2007. The shift to fixed rate loan products occurred throughout most of this period as long-term fixed rates were generally lower than short-term rates. The impact from this shift was offset by a general rise in the yield on variable rate loans from the increase in short-term rates that occurred through June of 2006. The recent 100 basis point decline in the prime rate that resulted from the Federal funds rate cuts that began in late September of 2007 partially offset the increase in yield on the variable rate loan portfolio.

The cost of funds increased 31 basis points to 4.32% in 2007 from 4.01% in 2006. The general increase in rates paid on our deposit accounts, the rollover of time deposits at higher rates and a shift to higher costing funds within the generally high interest rate environment that occurred throughout 2006 and through the third quarter of 2007 are the primary reasons for the increase. The rates paid on time deposits and other rate sensitive deposit products reached attractive levels throughout most of 2007 causing deposit customers to shift funds from transaction accounts, primarily non-interest demand and money market accounts, into these higher rate accounts. The recent decrease in market rates that began in late September of 2007, however, led to a decline in our cost of funds during the fourth quarter, partially offsetting the increase in our cost of funds for the year.

The growth in net interest income during 2006 compared to 2005 was largely driven by strong growth in average interest earning assets, partially offset by a decline in the net interest margin. Average interest earning assets increased by $180.5 million, or 11%, to $1.83 billion for 2006. The net interest margin decreased by 14 basis points to 3.67% for 2006 from 3.81% for 2005 as the increase in the cost of funds exceeded the increase in the yield on assets. The increases in short-term market rates, including the Federal funds and prime rates, that continued through the first half of 2006 was the primary reason for the increase in the yield on interest earning assets of 89 basis points and the increase in the overall cost of funds of 114 basis points during this period.

Anticipated growth in earning assets is expected to continue at lower levels than we have experienced in the past due to the generally weak economic conditions in Michigan. The declines in the Federal funds and prime rates that began in September of 2007 and have continued into 2008 and potential future rate cuts will have a negative impact on net interest income in the near term, although over a full twelve month period the overall impact on earnings is expected to be neutral. Our variable rate loan portfolio exceeds the level of variable rate funding, but the fixed rate funding portfolio that reprices over the next twelve months is expected to offset this excess.

The following table shows an analysis of net interest margin for the years ended December 31, 2007, 2006 and 2005.

(Dollars in Thousands)	For the years ended December 31,

	2007			2006			2005

	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost

Assets:
Taxable securities	$149,530	$6,665	4.46%	$128,833	$5,424	4.21%	$109,027	$4,392	4.03%
Tax-exempt securities (1)	51,861	2,185	6.48%	51,145	2,154	6.48%	49,285	2,084	6.53%
Loans (2)	1,726,576	129,183	7.40%	1,636,710	125,034	7.55%	1,473,558	98,031	6.58%
Federal Home Loan Bank stock	12,275	559	4.49%	13,394	656	4.83%	13,299	573	4.25%
Federal funds sold and other short-term
investments	14,912	780	5.16%	4,591	238	5.12%	8,976	315	3.46%

Total interest earning assets(1)	1,955,154	139,372	7.11%	1,834,673	133,506	7.26%	1,654,145	105,395	6.37%

Noninterest earning assets:
Cash and due from banks	31,189			35,351			35,370
Other	116,198			100,281			93,517

Total assets	$2,102,541			$1,970,305			$1,783,032

Liabilities and Shareholders' Equity:
Deposits:
NOW and money market accounts	$704,723	$24,868	3.53%	$655,549	$21,427	3.27%	$608,718	$11,841	1.95%
Savings	40,957	236	0.58%	40,827	237	0.58%	40,674	183	0.45%
IRAs	42,836	2,033	4.75%	36,654	1,566	4.27%	30,536	1,092	3.58%
Time deposits	653,923	31,818	4.87%	674,270	30,367	4.50%	546,307	18,944	3.47%
Borrowings:
Other borrowed funds	263,009	13,091	4.91%	176,796	8,209	4.58%	171,000	6,599	3.81%
Long-term debt	41,238	3,441	8.23%	41,238	3,346	8.00%	41,238	2,603	6.23%
Federal funds purchased	19,427	979	4.92%	18,528	937	4.99%	36,715	1,296	3.48%

Total interest bearing liabilities	1,766,113	76,456	4.32%	1,643,862	66,089	4.01%	1,475,188	42,558	2.87%

Noninterest bearing liabilities:
Noninterest bearing demand accounts	165,059			167,143			164,184
Other noninterest bearing liabilities	6,639			7,821			7,148

Shareholders' equity	164,730			151,479			136,512

Total liabilities and
Shareholders' equity	$2,102,541			$1,970,305			$1,738,032

Net interest income		$62,916			$67,417			$62,837

Net interest spread (1)			2.79%			3.25%			3.50%
Net interest margin (1)			3.21%			3.67%			3.81%
Ratio of average interest earning assets
to average interest bearing liabilities	110.70%			111.61%			112.13%

(1)     Yields are adjusted for tax-exempt interest.

(2)     Loan fees are included in interest income. Nonaccrual loans are included in average loans outstanding.

The following table presents the dollar amount of changes in net interest income due to changes in volume and rate.

	For The Year Ended December 31

(Dollars in thousands)	2007 vs 2006			2006 vs 2005

	Increase (Decrease) Due to			Increase (Decrease) Due to

	Volume	Rate	Total	Volume	Rate	Total

Interest income
Taxable securities	$909	$332	$1,241	$827	$205	$1,032
Tax-exempt securities	30	1	31	86	(16)	70
Loans	6,711	(2,562)	4,149	11,542	15,461	27,003
FHLB stock	(53)	(44)	(97)	4	79	83
Fed funds sold and other
short-term investments	540	2	542	(189)	112	(77)

Total interest income	$8,137	$(2,271)	$5,866	$12,270	$15,841	$28,111

Interest expense
NOWs and MMDAs	$1,669	$1,772	$3,441	$974	$8,612	$9,586
Savings	1	(2)	(1)	1	53	54
IRAs	282	185	467	240	234	474
Time deposits	(936)	2,387	1,451	5,020	6,403	11,423
Other borrowed funds	4,254	628	4,882	230	1,380	1,610
Long-term debt	---	95	95	---	743	743
Fed funds purchased	45	(13)	32	(782)	423	(359)

Total interest expense	5,315	5,052	10,367	5,683	17,848	23,531

Net interest income	$2,822	$(7,323)	$(4,501)	$6,587	$(2,007)	$4,580

Provision for Loan Losses: The provision for loan losses for 2007 was $15.8 million as compared to $7.7 million for 2006 and $3.7 million for 2005. The provision for loan losses in 2007 includes approximately $11.6 million of extra provisions related primarily to loans to residential developers. The provision for loan losses in 2006 includes a $4.7 million additional provision for one commercial borrower whose loans were allegedly falsely secured by nonexistent collateral. The amount of the loan loss provision in all periods is a byproduct of establishing our allowance for loan losses at levels deemed necessary in our methodology for determining the adequacy of the allowance. For more information about our allowance for loan losses and our methodology for establishing its level, see the discussion under the section Allowance for Loan Losses.

Noninterest Income: Noninterest income totaled $16.1 million during 2007 compared to $14.2 million during 2006 and $13.0 million in 2006. The $1.9 million increase in 2007 included increases from each major service category except gains on sold loans which decreased $431,000 from $1.7 million to $1.3 million. The $1.2 million increase in 2006 also included increases in each major service category except gains on sold loans which decreased $615,000 from $2.3 million to $1.7 million.

Revenues from trust services increased $1.3 million or 37% to $4.9 million for 2007 and $668,000 or 23% to $3.6 million for 2006. The majority of the increase in trust fees in 2007 was related to the impact of customer relationships added from the Smith & Associates acquisition on January 1 and from the addition of new trust customers throughout 2007. In addition to customer account levels, trust fees are also based on the underlying values of trust assets managed. For 2006, the increase in revenue was from both an increase in the market valuation of assets held in trust accounts and an increase in new trust customers.

Deposit service charge income increased $213,000 or 4% to $5.1 million for 2007 compared to $4.9 million for 2006 and $4.3 million for 2005. The increase in each period primarily reflects the continued expansion of our deposit customer account base.

Other income increased $822,000 in 2007 and $569,000 in 2006. Debit and ATM card processing income increased $443,000 in 2007 and $362,000 in 2006, representing the majority of the increase in other income. The increase in debit and ATM card processing income reflects both an increase in usage from current customers and an overall increase in the number of debit and ATM card customers. Other fee categories included in other income that experienced growth in each period include credit card commissions and fees from brokerage services. Also included in other income for 2007 was a $288,000 unrealized gain on the Company’s interest rate swaps as more fully disclosed in the Notes to the Consolidated Financial Statements. The increase in other income in 2007 was partially offset by a $171,000 decline in income from bank-owned life insurance (“BOLI”) while the increase in 2006 included a $373,000 increase in income from BOLI.

Gain on sales of loans primarily includes gains on the sale of real estate mortgage loans, and to a lesser extent, gains on the sale of the SBA guaranteed portion of certain commercial loans. We sell the majority of the fixed-rate mortgage loans we originate. We do not retain the servicing rights for the loans we sell. A summary of gain on sales of loans and related volume was as follows:

(Dollars in thousands)	For The Year Ended December 31

	2007	2006	2005

Gain on the sale of SBA guaranteed loans	$--	$60	$100
Net gain on the sale of real estate mortgage loans	1,290	1,661	2,236

Gain on sales of loans	$1,290	$1,721	$2,336

Real estate mortgage loans originated for sale	$86,440	$103,655	$137,028
Real estate mortgage loans sold	86,150	106,100	140,083
Net gain on the sale of real estate mortgage loans as a
a percent of real estate mortgage loans sold ("Loan
sales margin")	1.50%	1.57%	1.60%

Gain on sales of loans decreased $431,000 and $615,000, respectively, in 2007 and 2006. The decline in both years was impacted by lower sales volumes and a declining sales margin. Mortgage interest rate levels had steadily increased since 2004, resulting in a continued decline in the level of residential refinancing and new loan originations. As sales volumes have steadily declined, competition has increased and resulted in a slight decline in our sales margin since 2005. The decline in 2007 also reflects the Company’s interest in holding more of its mortgage loan volume in its portfolio as discussed more fully below under Loan Portfolio and Asset Quality.

Noninterest Expense: Noninterest expense totaled $50.3 million for 2007 as compared to $44.9 million for 2006 and $41.4 million for 2005. The increase of $5.4 million in 2007 included increases across each major expense category. The primary increase in 2006 was a $2.4 million increase in salaries and benefits.

Salaries and benefits increased $708,000 in 2007 largely from an increase in staff associated with the opening of two new branch locations and the addition of the new Asset Management Group from the acquisition of Smith & Associates on January 1. The costs associated with these staffing increases were partially offset by a reduction in performance incentives. The $2.4 million increase in 2006 was related to additional staffing in each line of business and in support departments consistent with growth of the Bank and from increased incentives associated with strong operating performance in 2006. The 2006 increase also included $657,000 of stock compensation expense associated with the adoption of FAS 123, Revised, on January 1, 2006.

Occupancy expense increased $627,000 in 2007 and $319,000 in 2006 and furniture and equipment expense increased $735,000 in 2007 and $246,000 in 2006. The increase in occupancy expense was consistent with our branch and facility expansion. The Company opened four new facilities in 2007, including two new branches and two branch relocations, and one new branch in 2006. The increase in furniture and equipment expense relates to costs associated with improving our internal and customer technologies, as well as costs associated with our facility expansion.

The $141,000 increase in legal and professional fees in 2007 was primarily related to increased costs associated with higher non-performing assets. Data processing fees were up $156,000 in 2007 and $172,000 in 2006, consistent with new account growth.

Other expense increased $2.8 million in 2007 and $279,000 in 2006. The increase in 2007 includes approximately $889,000 of additional FDIC assessments related to a change by the FDIC in their charges for all banks effective January 1, 2007. Costs associated with an increase in nonperforming assets increased by approximately $609,000 and include losses on disposition, costs of property appraisals and other carrying costs. The remaining increase in other expense includes increases in various categories consistent with our customer account growth. These costs include debit card and ATM processing, customer and internal courier, brokerage account processing and outside service support.

Although we expect noninterest expense levels to generally rise with our growth, we expect efficiency to improve by better utilizing our capacity as we grow. We believe the additional capacity within our branch network will continue to provide future growth opportunities without significant additional costs.

Federal Income Tax Expense: Our federal income tax expense has fluctuated generally commensurate with changes in pre-tax earnings. Our federal income tax expense was lower than the amount computed by applying our statutory federal income tax rate of 35% to our pre-tax earnings primarily due to tax-exempt interest income and income from bank-owned life insurance. Our effective tax rate was 28.7%, 31.5% and 32.1% in 2007, 2006 and 2005, respectively.

FINANCIAL CONDITION

Summary: Total assets were $2.13 billion at December 31, 2007, an increase of $55.2 million from $2.08 billion at December 31, 2006. We believe the continued asset growth reflects the acceptance of our full-service community banking philosophy in the communities we serve. Our asset growth consists primarily of growth in our loan portfolio as we continue to attract new loan customers and deepen relationships with existing customers despite the strong competition from other locally based community banks and larger regional banks. The growth in total assets was principally funded by growth in deposits from within the Company’s markets as discussed below.

Cash and Cash Equivalents: Our cash and cash equivalents, which include federal funds sold and short-term investments, were $49.8 million at December 31, 2007 compared to $39.9 million at December 31, 2006. The balance at year-end 2007 was elevated due to a large inflow of customer deposits that occurred at the end of the year.

Securities: Securities increased $2.2 million to $203.4 million at December 31, 2007 from $201.3 million at December 31, 2006. We maintain our security portfolio at a level to provide diversity in the level of credit risk within our asset base, to support our liquidity needs and to balance our interest rate risk. Our portfolio consists primarily of high quality U.S government agency and state and local municipal bonds classified as available for sale. These securities are generally purchased at fixed rates to help offset the interest sensitivity of our variable rate loan portfolio. We expect growth of our securities portfolio to be consistent with the growth of our company to maintain the diversity of our assets and support our liquidity and interest rate risk management.

Loan Portfolio and Asset Quality: Our total loan portfolio increased $39.2 million to $1.75 billion at December 31, 2007 from $1.71 billion at December 31, 2006.

During 2007, residential mortgage loans led our loan portfolio growth. Because of the relatively short duration of our assets, we viewed the improvement in rates on residential mortgage loans as an opportunity to hold more of these higher quality loans in our portfolio. The residential mortgage loan portfolio grew $41.5 million to $266.3 million at December 31, 2007. Our residential real estate loan portfolio, which also includes residential construction loans made to individual homeowners, comprised approximately 15% and 13% of portfolio loans at the end of 2007 and 2006, respectively.

Our residential real estate portfolio represents only a portion of our residential origination loan volume, as we also sell a portion of our fixed-rate obligations on the secondary market with servicing released. We originated for sale $86.4 million in residential mortgages in 2007, $103.7 million in 2006 and $137.0 million in 2005. Loans held for sale were $3.1 million at December 31, 2007 compared to $1.5 million at December 31, 2006.

In our remaining portfolios, commercial and industrial loans increased $22.6 million, commercial real estate loans declined $19.8 million and consumer loans declined $5.1 million for 2007. The slower loan growth in our commercial and consumer loan portfolios during 2007 was a reflection of the weak economic conditions in West Michigan. In particular, deterioration in residential land development has impacted both asset growth and asset quality.

Total commercial and commercial real estate loans were $1.29 billion and $1.29 billion at December 31, 2007 and 2006, respectively. This portfolio remains our largest loan segment and accounted for approximately 74% and 76% of the total loan portfolio at December 31, 2007 and 2006, respectively. Our commercial and commercial real estate portfolios are made up of loans to small and mid-sized business. The commercial loan portfolio we have built reflects the acceptance of our lending approach by our customers and the ability of our lending team to respond to their needs effectively. Our commercial loan department is built around a well-seasoned officer team and our lending approach involves an efficient loan approval process.

During 2007, we focused more of our resources on growing our commercial and industrial loans to help diversify our commercial loan portfolio. Our commercial and industrial portfolio was $438.7 million at December 31, 2007 and represented 34% of our commercial portfolio, up from 32% at December 31, 2006. A further breakdown of the composition of the commercial loans portfolio is shown in the table below (in thousands):

	December 31, 2007	December 31, 2006

Construction/Land Development	$335,366	$360,372
Farmland and Agriculture	30,371	37,426
Nonfarm, Nonresidential	454,764	439,436
Multi-family	35,381	38,483

Total Commercial Real Estate Loans	855,882	875,717

Commercial and Industrial	438,743	416,135

Total Commercial Loans	$1,294,625	$1,291,852

Approximately 42% of the balance of commercial real estate loans at December 31, 2007 was owner-occupied while 58% was non-owner occupied.

Loans for the development or sale of 1-4 family residential properties was approximately $235.8 million at December 31, 2007, representing approximately 70% of the construction and land development portfolio. Of this total, approximately $29.5 million was secured by vacant land, $125.6 million was secured by developed residential land and $80.7 million was secured by 1-4 family properties held for speculative purposes. Vacant land is land zoned for residential purposes but with no further development. Developed residential land is land that has been further developed for future residential construction, including but not limited to completed lot surveys, road work, water, sewer and other utility preparation and general land grade. 1-4 family properties held for speculative purposes are on developed residential lots and include completed residential homes or residential homes in the process of construction.

Our consumer loan portfolio includes loans secured by personal property and home equity fixed term and line of credit loans. Our consumer loan portfolio decreased to $189.7 million at December 31, 2007 from $194.8 million at December 31, 2006. Consumer loans comprised approximately 11% of our portfolio loans at the end of both 2007 and 2006.

Our loan portfolio is reviewed regularly by an independent, internal loan review team, our own loan officers, and our senior management. When reasonable doubt exists concerning collectibility of interest or principal of one of our loans, that loan is placed in non-accrual status. Any interest previously accrued but not collected is reversed and charged against current earnings.

Nonperforming assets are comprised of nonperforming loans, foreclosed assets and repossessed assets. Nonperforming loans include loans on non-accrual status, restructured loans and loans delinquent more than 90 days but still accruing. Foreclosed and repossessed assets include assets acquired in settlement of loans.

Nonperforming loans as of December 31, 2007 totaled $73.9 million or 4.22% of total portfolio loans compared to $22.3 million or 1.30% of total portfolio loans at December 31, 2006.

Loans for the development or sale of 1-4 family residential properties were approximately $57.4 million or 78% of total non-performing loans at December 31, 2007. Of this total, approximately $3.2 million was secured by vacant land, $40.8 million was secured by developed residential land and $13.4 million was secured by 1-4 family properties held for speculative purposes. The remaining balance of nonperforming loans at the end of 2007 consist of a number of commercial loans most of which are on nonaccrual for which we consider to be well collateralized or adequately reserved.

The majority of the balance of nonperforming loans at December 31, 2006 related to one commercial relationship totaling approximately $15.2 million. At December 31, 2007, approximately $15 million remained outstanding for this borrower and was included in the balance of nonperforming loans.

Foreclosed assets totaled $5.7 million at December 31, 2007 compared to $3.2 million at December 31, 2006. The balance at the end of 2007 was comprised of a number of real estate properties for which no loss is expected upon disposition.

Total nonperforming assets amounted to $79.8 million or 3.75% of total assets compared to $25.6 million or 1.23% as of December 31, 2006. The following table shows the composition and amount of our nonperforming assets.

(Dollars in thousands)	As of December 31

	2007	2006	2005

Nonaccrual loans	$70,999	$5,811	$3,977
Loans 90 days or more delinquent and still accruing	2,872	16,479	227
Restructured loans	38	--	--

Total nonperforming loans	73,909	22,290	4,204

Foreclosed assets	5,704	3,212	527
Repossessed assets	172	81	165

Total nonperforming assets	$79,785	$25,583	$4,896

Nonperforming loans to total loans	4.22%	1.30%	.27%
Nonperforming assets to total assets	3.75%	1.23%	.26%

Allowance for Loan Losses: Our allowance for loan losses at December 31, 2007 was $33.4 million, or 1.91% of total portfolio loans, compared to $23.3 million or 1.36% of total portfolio loans at December 31, 2006.

The increase in the level of the allowance was primarily related to the migration of loans to residential developers for the development or sale of 1-4 family residential properties to an impaired status, and a related increase in the level of reserves for these loans. During the third and fourth quarters of 2007, the allowance for loan losses was increased by approximately $11.6 million of additional provisions for loan losses associated with these loans. Based upon our internal analysis, in our judgment, we have provided adequate allowances for loan losses, although there can be no assurance that the allowance for losses on loans will be adequate to cover all losses.

Our allowance for loan losses is maintained at a level considered appropriate based upon our regular, quarterly assessment of the probable estimated losses inherent in the loan portfolio. Our methodology for measuring the appropriate level of allowance relies on several key elements, which include specific allowances for loans considered impaired, formula allowance for graded loans, general allocations based on historical trends for pools of similar loan types and under certain circumstances, reserves related to current market conditions that are pertinent to certain aspects of the loan portfolio.

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

Specific allowances are established in cases where senior credit management has identified significant conditions or circumstances related to an individually impaired credit that we believe indicates the probability that a loss may be incurred. This amount is determined by methods prescribed by SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”. The specific allowance for impaired loans was $15.8 million at December 31, 2007 and $400,000 at December 31, 2006. The increase in the specific allowance for impaired loans was primarily related to the increase in impaired loans associated with the development or sale of 1-4 family residential properties.

Impaired loans increased $93.2 million to $99.0 million at December 31, 2007. Approximately $62.3 million or 63% of impaired loans were for the development or sale of 1-4 family residential properties. Of this total, approximately $3.3 million was secured by vacant land, $42.5 million was secured by developed residential land and $16.5 million was secured by 1-4 family properties held for speculative purposes.

The allowance allocated to commercial loans that are not considered to be impaired is calculated by applying loss factors to outstanding loans based on the internal risk grade of such loans. We use a loan rating method based upon an eight point system. Loans are assigned a loss allocation factor for each loan classification category. The lower the grade assigned to a loan category, the greater the allocation percentage that is applied. Changes in risk grade of loans affect the amount of the allowance allocation. The determination of our loss factors is based upon our actual loss history by loan grade, and adjusted for consideration of significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the analysis date. The commercial loan allowance was $15.3 million at December 31, 2007 compared to $21.0 million at December 31, 2006. The decrease in the commercial loan allowance was driven primarily by the migration of loans and allocated allowance to impaired status.

Groups of homogeneous loans, such as residential real estate, open- and closed-end consumer loans, etc., receive general allowance allocations based on a review of loss trends by specific loan segments. These loss allocations are then adjusted based upon past due status, and consideration for general economic and business conditions, collateral values, seasoning of the portfolios and most recent loss experience for similar pools of loans. The general allowance was $2.3 million at December 31, 2007 and $1.8 million at December 31, 2006. The increase was largely related to an increase in the balance of residential real estate loans and a slight increase in the past due status of these loans.

The following table shows the allocation of the allowance for loan loss at the dates indicated to the extent specific allocations have been determined relative to particular loans.

	As of December 31

(Dollars in Thousands)	2007		2006		2005

	Allowance Amount	% of Each Category to Total Loans	Allowance Amount	% of Each Category to Total Loans	Allowance Amount	% of Each Category to Total Loans

Commercial and commercial
real estate	$31,132	74.0%	$21,417	75.5%	$18,883	74.5%
Residential real estate	699	15.2%	502	13.1%	463	14.4%
Consumer	1,591	10.8%	1,340	11.4%	1,646	11.1%
Unallocated	---	---	---	---	---	---

Total	$33,422	100.0%	$23,259	100.0%	$20,992	100.0%

The above allocations are not intended to imply limitations on usage of the allowance. The entire allowance is available for any loan losses without regard to loan type. Of the $33.4 million allowance at December 31, 2007, 47% related to specific allocations on impaired loans, 46% related to commercial loan portfolio allocations and 7% related to general allocations for homogeneous loans.

Net charge-offs totaled $5.6 million or 0.32% of average loans for 2007 compared to $5.4 million, or 0.33% of average loans for 2006 and $1.9 million or 0.13% of average loans for 2005. Net charge-offs in 2007 include charges associated with various loans, primarily related to impaired loans to residential developers. These charge-offs were considered necessary to bring loan balances to levels considered collectible based upon current information. Net charge-offs in 2006 include a $4.7 million charge-off related to one commercial borrower whose loans were allegedly falsely secured by nonexistent collateral. The Company filed a lawsuit against this borrower in 2007 that is still pending.

The following is a summary of our portfolio loan balances and changes in the allowance for loan losses and related ratios.

(Dollars in thousands)	December 31

	2007	2006	2005

Portfolio Loans:
Average daily balance of loans for the year	$1,725,453	$1,635,391	$1,471,404
Amount of loans outstanding at end of period	1,750,632	1,711,450	1,547,879

Allowance for loan losses:
Balance at beginning of year	$23,259	$20,992	$19,251
Addition to allowance charged to operations	15,750	7,715	3,675
Loans charged-off:
Commercial	(5,065)	(5,601)	(1,842)
Residential real estate	(139)	(43)	(24)
Consumer	(716)	(410)	(371)

Recoveries:
Commercial	263	399	261
Residential real estate	2	10	17
Consumer	68	197	25

Balance at end of year	$33,422	$23,259	$20,992

Ratios:
Net charge-offs to average loans outstanding	.32%	.33%	.13%
Allowance for loan losses to loans outstanding
at year end	1.91%	1.36%	1.36%

Premises and Equipment: Premises and equipment totaled $64.6 million at December 31, 2007, an increase of $3.8 million from December 31, 2006. The increase included costs associated with the opening of four new facilities in 2007, including a new regional facility in downtown Holland, the relocation of a branch site and two new branches in Kent County.

Deposits: Total deposits decreased $144.0 million to $1.52 billion at December 31, 2007, as compared to $1.67 billion at December 31, 2006. The decrease was primarily due to a decline of $147 million in money market balances from one of the Company’s institutional depositors during the last half of 2007. The withdrawals were associated with planned distributions and the depositor remains an excellent customer for the Company.

The Company also reduced its holdings of deposits generated from out-of-market brokers during the year. Brokered deposits declined $70.1 million during 2007. Accordingly, growth from deposits within the Company’s markets was approximately $73.1 million during 2007. The increase in local deposits, combined with an increase in other borrowings at more attractive terms and pricing, allowed the Company to reduce its reliance on brokered deposits. The growth in deposits within the Company’s markets was primarily from an increase of $25.1 million in money market accounts and an increase of $34.4 million in certificates of deposit, as deposit customers preferred such accounts within the generally high rate environment. With our continued focus on quality customer service, the desire of customers to deal with a local bank, and the convenience of our expanding and maturing branch network, we expect further growth in our core transaction deposits.

Noninterest bearing demand accounts comprised approximately 12% of total deposits at December 31, 2007, as compared to approximately 11% of total deposits at the end of 2006. Interest bearing demand, including money market and savings accounts, comprised approximately 43% of total deposits at December 31, 2007, as compared to 46% at the end of 2006. Time accounts as a percentage of total deposits were approximately 45% at December 31, 2007, as compared to 43% at the end of 2006.

Borrowed Funds: Borrowed funds consist of advances from the Federal Home Loan Bank, securities sold under agreements to repurchase (“repo borrowings”), long-term debt associated with the issuance of trust preferred securities and federal funds purchased provided by our correspondent banks.

Borrowed funds totaled $441.8 million at December 31, 2007, including $244.1 million of Federal Home Loan Bank advances, $110.0 million in repo borrowings, $41.2 million in long-term debt associated with trust preferred securities and $46.5 million in federal funds purchased. Borrowed funds totaled $245.2 million at December 31, 2006 including $172.0 million of Federal Home Loan Bank advances, $20.0 million in repo borrowings, $41.2 million in long-term debt associated with trust preferred securities and $12.0 million in federal funds purchased. The increase in borrowed funds in 2007 was used primarily to offset a large portion of the decline in brokered deposits and institutional deposits discussed above.

CAPITAL RESOURCES AND LIQUIDITY

Capital Resources: Total shareholders’ equity was $160.6 million at December 31, 2007 compared to $156.8 million at December 31, 2006. The increase of $3.8 million was primarily from a $3.0 million increase in accumulated other comprehensive income. Net income generated during 2007 of $9.3 million was primarily offset by cash dividends of $8.8 million, or $.51 per share. We began paying cash dividends at the end of 2000 and have increased the amount of the dividend each year since. It is anticipated that we will continue to pay quarterly cash dividends in the future. We have also paid a stock dividend each year beginning in 2001. A 5% stock dividend was paid in May 2007, resulting in a transfer of $9.5 million from retained earnings to common stock.

The increase in accumulated other comprehensive income was due to an increase in the market value of both securities available for sale and the derivative instruments associated with the Company’s interest rate swap arrangements. The market value increases were related to a decrease in market interest rates for similar instruments. For more information regarding our interest rate swaps, see the Notes to the Consolidated Financial Statements.

Capital levels for the Company continue to be maintained at levels well in excess of regulatory minimums for bank holding companies. The following table shows the Company’s various capital ratios for 2007 and 2006.

As of and for the year ended December 31,	2007	2006

Average equity to average assets	7.8%	7.7%
Total risk-based capital	10.7%	10.9%
Tier 1 risk-based capital	9.4%	9.5%
Tier 1 capital to average assets	8.3%	8.5%

The regulatory ratios declined slightly in 2007 as assets grew slightly faster than retained capital for 2007. The entire $40.0 million of trust preferred securities outstanding at December 31, 2007 qualified as Tier 1 capital. For more information regarding the trust preferred securities, please refer to the Notes to the Consolidated Financial Statements.

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

In the normal course of business, we enter into certain contractual obligations including obligations which are considered in our overall liquidity management. The table below summarizes our significant contractual obligations at December 31, 2007.

(dollars in thousands)	1 year or less	2-3 years	4-5 years	After 5 years

Time deposit maturities	$553,120	$129,226	$4,319	$108
Other borrowed funds	140,482	206,237	--	7,333
Federal funds purchased	46,467	--	--	--
Long-term debt	--	--	--	41,238

Total	$740,069	$335,463	$4,319	$48,679

In addition to normal loan funding, we also maintain liquidity to meet customer financing needs through unused lines of credit, unfunded loan commitments and standby letters of credit. The level and fluctuation of these commitments is also considered in our overall liquidity management. At December 31, 2007, we had a total of $424.6 million in unused lines of credit, $44.0 million in unfunded loan commitments and $21.6 million in standby letters of credit.

SENSITIVITY TO MARKET RISK

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of our transactions are denominated in U.S. dollars with no specific foreign exchange exposure. Macatawa Bank has only limited agricultural-related loan assets, and therefore has no significant exposure to changes in commodity prices.

Our market risk exposure is mainly comprised of our sensitivity to interest rate risk. Our balance sheet has sensitivity, in various categories of assets and liabilities, to changes in prevailing rates in the U.S., including the Federal funds rate, the prime rate, mortgage rates, U.S. Treasury rates and various money market indexes. As part of our asset/liability management process, we identify and evaluate opportunities to structure our balance sheet to maximize our earnings while balancing our liquidity and interest rate risk within established parameters.

We utilize a simulation model as our primary measurement technique in our interest rate risk management. Our simulation analyses monitors the direction and magnitude of variations in net interest income and the economic value of equity (“EVE”) resulting from potential changes in market interest rates.

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

The simulation analysis also considers the interest rate swaps we have entered into which have the effect of converting $60.0 million in variable rate loans repricing immediately into fixed rate loans with a weighted average maturity of 1.5 years. The interest rate swaps are more fully discussed in the Notes to the Consolidated Financial Statements.

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

The following table shows the impact of changes in interest rates on net interest income over the next twelve months and EVE based on our balance sheet as of December 31, 2007 (dollars in thousands).

Interest Rate Scenario	Economic Value of Equity	Percent Change		Net Interest Income	Percent Change

Change in Interest Rates
200 basis point rise	$163,685	(15.2	5)%	$60,464	0.11%
100 basis point rise	180,190	(6.70)		60,491	0.16
Base-rate scenario	193,137	---		60,396	---
100 basis point decline	199,241	3.16		60,134	(0.43)
200 basis point decline	203,161	5.19		59,690	(1.17)

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

Quarterly Stock Price Information: The Company’s common stock is quoted on the Nasdaq Global Select Market under the symbol MCBC. High and low sales prices (as reported on the Nasdaq Global Select Market) for each quarter for the years ended December 31, 2007 and 2006 are set forth in the table below. This information has been restated to reflect the impact of all previously paid stock dividends and splits.

	2007		2006

	High	Low	High	Low

Quarter
First Quarter	$20.28	$17.01	$23.88	$21.25
Second Quarter	$17.90	$14.70	$23.04	$19.68
Third Quarter	$16.44	$11.04	$22.90	$19.99
Fourth Quarter	$14.44	$7.56	$22.65	$19.42

Quarterly cash dividends totaling $.37 were paid during 2005, and a 15% stock dividend was declared during the second quarter of 2005. Quarterly cash dividends totaling $.46 were paid during 2006, and a 5% stock dividend and a 3-for-2 stock split were declared during the second quarter of 2006. Quarterly cash dividends totaling $.51 were paid during 2007, and a 5% stock dividend was declared during the second quarter of 2007.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph shows the cumulative total shareholder return on an investment in the Company’s common stock compared to the Hemscott Group Index of Regional-Midwest Banks and the Russell 2000 Index. The comparison assumes a $100 investment on December 31, 2002 at the initial price of $9.90 per share (adjusted for all stock dividends and splits) and assumes that dividends are reinvested. The comparisons in this table are set forth in response to Securities and Exchange Commission (SEC) disclosure requirements, and therefore are not intended to forecast or be indicative of future performance of the common stock.

COMPARISON OF 5-YEAR TOTAL CUMULATIVE TOTAL RETURN
AMONG MACATAWA BANK CORPORATION,
RUSSELL 2000 INDEX AND HEMSCOTT GROUP INDEX

ASSUMES $100 INVESTED ON DEC. 31, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDED DEC. 31, 2007

	2002	2003	2004	2005	2006	2007

Macatawa Bank
Corporation	100.00	152.95	186.17	245.35	230.30	101.49

Hemscott Group Index	100.00	128.56	137.08	131.62	152.58	119.51

Russell 2000 Index	100.00	145.37	170.81	176.48	206.61	196.40

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

Company management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we believe that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

/s/ Benj. A. Smith, III —————————————— Benj. A. Smith, III Chief Executive Officer /s/ Jon W. Swets —————————————— Jon W. Swets Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Macatawa Bank Corporation
Holland, Michigan

We have audited Macatawa Bank Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Macatawa Bank Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Macatawa Bank Corporation maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Macatawa Bank Corporation as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 21, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ Crowe Chizek and Company LLC

Grand Rapids, Michigan
February 21, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Macatawa Bank Corporation
Holland, Michigan

We have audited the accompanying consolidated balance sheets of Macatawa Bank Corporation as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Macatawa Bank Corporation at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Macatawa Bank Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2008 expressed an unqualified opinion thereon.

/s/ Crowe Chizek and Company LLC

Grand Rapids, Michigan
February 21, 2008

MACATAWA BANK CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(Dollars in thousands)

	2007	2006

ASSETS
Cash and due from banks	$49,816	$39,882

Securities available for sale, at fair value	201,498	198,546
Securities held to maturity (fair value 2007 - $1,961,
2006 - $2,762)	1,917	2,711
Federal Home Loan Bank (FHLB) stock	12,275	12,275
Loans held for sale	3,127	1,547
Total loans	1,750,632	1,711,450
Allowance for loan losses	(33,422)	(23,259)

	1,717,210	1,688,191
Premises and equipment - net	64,564	60,731
Accrued interest receivable	10,003	11,233
Goodwill	25,919	23,915
Acquisition intangibles	3,023	1,563
Bank-owned life insurance	22,703	21,843
Other assets	17,911	12,379

Total assets	$2,129,966	$2,074,816

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Noninterest-bearing	$185,681	$180,032
Interest-bearing	1,337,872	1,487,525

Total	1,523,553	1,667,557
Federal funds purchased	46,467	11,990
Other borrowed funds	354,052	192,018
Long-term debt	41,238	41,238
Accrued expenses and other liabilities	4,031	5,164

Total liabilities	1,969,341	1,917,967

Shareholders' equity
Preferred stock, no par value, 500,000 shares
authorized; no shares issued and outstanding
Common stock, no par value, 40,000,000 shares
authorized; 16,968,398 and 16,254,619 shares
issued and outstanding at December 31, 2007
and 2006, respectively	163,522	153,728
Retained earnings (deficit)	(4,208)	4,840
Accumulated other comprehensive income (loss)	1,311	(1,719)

Total shareholders' equity	160,625	156,849

Total liabilities and shareholders' equity	$2,129,966	$2,074,816

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2007, 2006 and 2005
(Dollars in thousands, except per share data)

	2007	2006	2005

Interest income
Loans, including fees	$129,183	$125,034	$98,031
Securities
Taxable	6,665	5,424	4,392
Tax-exempt	2,185	2,154	2,084
FHLB stock	559	656	573
Federal funds sold and other short-term investments	780	238	315

Total interest income	139,372	133,506	105,395

Interest expense
Deposits	58,955	53,597	32,060
Other borrowings	13,091	8,209	6,599
Long-term debt	3,441	3,346	2,603
Federal funds purchased	969	937	1,296

Total interest expense	76,456	66,089	42,558

Net interest income	62,916	67,417	62,837

Provision for loan losses	15,750	7,715	3,675

Net interest income after provision for loan losses	47,166	59,702	59,162

Noninterest income
Service charges and fees	5,087	4,874	4,323
Gain on sales of loans	1,290	1,721	2,336
Trust fees	4,906	3,589	2,921
Other	4,815	3,993	3,424

Total noninterest income	16,098	14,177	13,004

Noninterest expense
Salaries and benefits	25,499	24,791	22,388
Occupancy of premises	4,185	3,558	3,239
Furniture and equipment	3,956	3,221	2,975
Legal and professional fees	1,068	927	786
Marketing and promotion	1,261	1,075	1,145
Data processing fees	1,912	1,756	1,584
Other	12,378	9,585	9,306

Total noninterest expenses	50,259	44,913	41,423

Income before income tax expense	13,005	28,966	30,743

Income tax expense	3,736	9,135	9,854

Net income	$9,269	$19,831	$20,889

Basic earnings per share	$.54	$1.17	$1.24

Diluted earnings per share	$.54	$1.14	$1.21

Cash dividends per share	$.51	$.46	$.37

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2007, 2006 and 2005
(Dollars in thousands, except per share data)

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance, January 1, 2005	$124,389	$4,277	$408	$129,074

Net income		20,889		20,889

Other comprehensive income (loss):
Net change in unrealized gain (loss)
on derivative instruments, net
of tax of ($725)			(1,346)	(1,346)

Net change in unrealized gain (loss)
on securities available for sale, net
of tax of ($1,046)			(1,941)	(1,941)

Comprehensive income				17,602

Stock compensation expense (includes 5,000 shares earned under Stock Compensation Plan)	176			176

Issued 1,328,409 shares in payment
OF 15% stock dividend	10,863	(10,898)		(35)

Issued 70,681 shares for stock
option exercises (net of 6,017 shares
exchanged and including $275 of tax benefit)	1,155			1,155

Cash dividends at $.37 per share		(6,228)		(6,228)

Balance, December 31, 2005	136,583	8,040	(2,879)	141,744

Net income		19,831		19,831

Other comprehensive income (loss):
Net change in unrealized gain (loss)
on derivative instruments, net
of tax of $135			250	250

Net change in unrealized gain (loss)
on securities available for sale, net
of tax of $490			910	910

Comprehensive income				20,991

Issued 513,283 shares in payment of
5% stock dividend	15,127	(15,180)		(53)

Issued 5,401,190 shares in payment of 3-for-2 stock split

Stock compensation expense	657			657

Issued 90,714 shares for stock option exercises (net of 4,994 shares exchanged and including $258 of tax benefit)	1,361			1,361

Cash dividends at $.46 per share		(7,851)		(7,851)

Balance, December 31, 2006	$153,728	$4,840	$(1,719)	$156,849

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
Years ended December 31, 2007, 2006 and 2005
(Dollars in thousands, except per share data)

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Net income		9,269		9,269

Other comprehensive income (loss):
Net change in unrealized gain (loss)
on derivative instruments, net
of tax of $617			1,145	1,145

Net change in unrealized gain (loss)
on securities available for sale, net
of tax of $1,015			1,885	1,885

Comprehensive income				12,299

Issued 819,223 shares in payment of
5% stock dividend	9,518	(9,536)		(18)

Issued 136,936 shares for acquisition of
Smith & Associates	3,150			3,150

Stock compensation expense	591			591

Issued 54,272 shares for stock option
exercises (net of 3,833 shares exchanged
and including $89 of tax benefit)	431			431

Repurchase 298,500 shares of stock	(3,896)			(3,896)

Cash dividends at $.51 per share		(8,781)		(8,781)

Balance, December 31, 2007	$163,522	$(4,208)	$1,311	$160,625

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007, 2006 and 2005
(Dollars in thousands)

	2007	2006	2005

Cash flows from operating activities
Net income	$9,269	$19,831	$20,889
Adjustments to reconcile net income
to net cash from operating activities
Depreciation and amortization	3,702	3,385	3,100
Stock compensation expense	591	657	176
Stock dividends on FHLB stock	0	0	(249)
Provision for loan losses	15,750	7,715	3,675
Origination of loans for sale	(86,440)	(103,655)	(137,028)
Proceeds from sales of loans originated for sale	86,150	106,100	140,083
Gain on sales of loans	(1,290)	(1,721)	(2,336)
Net change in
Accrued interest receivable and other assets	2,113	(2,217)	(487)
Bank-owned life insurance	(860)	(1,029)	(657)
Accrued expenses and other liabilities	(3,437)	(3,727)	5,374

Net cash from operating activities	25,548	25,339	32,540

Cash flows from investing activities
Loan originations and payments, net	(49,524)	(172,510)	(156,004)
Purchase of FHLB stock	0	0	(1,422)
Repurchase by FHLB of FHLB stock	0	1,635	0
Purchases of securities available for sale	(22,154)	(42,669)	(37,770)
Purchases of securities held to maturity	0	0	(1,430)
Maturities and calls of securities available for sale	22,135	1,990	15,298
Maturities and calls of securities held to maturity	715	1,127	0
Principal paydowns on securities	94	241	133
Additions to premises and equipment	(7,123)	(10,652)	(9,957)

Net cash from investing activities	(55,857)	(220,838)	(191,152)

Cash flows from financing activities
Net increase (decrease) in deposits	(144,004)	159,785	156,256
Net increase (decrease) in short-term borrowings	34,477	(13,819)	3,678
Proceeds from other borrowed funds	440,000	95,000	475,000
Repayments of other borrowed funds	(277,966)	(48,143)	(453,824)
Fractional shares purchased	(18)	(53)	(35)
Cash dividends paid	(8,781)	(7,851)	(6,228)
Repurchase of stock	(3,896)	0	0
Proceeds from exercises of stock options, including tax benefit	431	1,361	1,155

Net cash from financing activities	40,243	186,280	176,002

Net change in cash and cash equivalents	9,934	(9,219)	17,390

Beginning cash and cash equivalents	39,882	49,101	31,711

Ending cash and cash equivalents	$49,816	$39,882	$49,101

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
Years ended December 31, 2007, 2006 and 2005
(Dollars in thousands)

	2007	2006	2005

Supplemental cash flow information:
Interest paid	$76,341	$65,149	$40,806
Income taxes paid	6,350	12,130	9,000

Supplemental noncash disclosures:
Transfers from loans to other real estate	4,755	3,551	2,677

Acquisition of Smith & Associates:
Acquisition intangibles recorded
Other liabilities assumed	3,924	---	---
Value of common stock issued	774	---	---
	3,150	---	---

See accompanying notes to consolidated financial statements.

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Macatawa Bank and Macatawa Investment Services, Inc., as well as Macatawa Bank’s wholly-owned subsidiary, Macatawa Bank Mortgage Company. Macatawa Investment Services, Inc. ceased doing business effective November l, 2006 as discussed below. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company also owns all of the common securities of Macatawa Statutory Trust I and Macatawa Statutory Trust II. These are grantor trusts that issued trust preferred securities and are discussed in a separate note.

Macatawa Bank is a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation. The Bank operates 26 full service branch offices providing a full range of commercial and consumer banking and trust services in Kent County, Ottawa County, and northern Allegan County, Michigan. Macatawa Bank Mortgage Company originates and sells residential mortgage loans into the secondary market on a servicing released basis. Macatawa Investment Services, a broker/dealer that provided various brokerage services including discount brokerage, personal financial planning and consultation regarding individual stocks and mutual funds ceased doing business as a registered broker-dealer effective November 1, 2006. On November 1, 2006, Macatawa Bank began offering brokerage services to its customers through an arrangement with Infinex Investments, Inc. (“Infinex”). Infinex is a full service investment provider, a registered broker-dealer and a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). As more fully discussed in the company’s Form 8-K dated October 11, 2006, on October 11, 2006, Macatawa Bank Corporation entered into an Agreement and Plan of Merger with Benj. A. Smith & Associates, Ltd. and Benj. A. Smith, III. Smith & Associates is an investment advisory firm based in Holland, Michigan. The transaction was structured as a merger of Smith & Associates into Macatawa, which in turn contributed the business to Macatawa Bank. The transaction closed effective as of January 1, 2007. Macatawa Statutory Trust I and Macatawa Statutory Trust II are grantor trusts that were established on July 15, 2003 and March 18, 2004 through which trust preferred securities were issued. Under generally accepted accounting principles, these trusts are not consolidated into the financial statements of the Company.

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

Cash Flow Reporting: Cash and cash equivalents include cash on hand, demand deposits with other financial institutions and short-term securities (securities with maturities equal to or less than 90 days and federal funds sold). Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities available for sale consist of those securities which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported in other comprehensive income, net of tax.

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

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Loans are sold servicing released; therefore no mortgage servicing right assets are established.

Interest income is accrued on the unpaid principal balance and includes amortization of net deferred loan fees and costs over the loan term using the level yield method without anticipating prepayments. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). Consumer loans are typically charged-off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

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

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries, and decreased by charge-offs. Management estimates the allowance balance required based on known and inherent risks in the portfolio, past loan loss experience, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

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

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. The Company held $5.7 million in foreclosed assets at December 31, 2007 and $3.2 million in foreclosed assets at December 31, 2006.

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

Acquisition Intangibles: Acquisition intangibles consist of core deposit and acquired customer relationship intangible assets arising from acquisitions. They are initially measured at fair value and then are amortized on an accelerated method with estimated useful lives of ten to sixteen years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

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

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivatives: Derivative financial instruments are recognized as assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on the use of the derivatives and whether the derivatives qualify for hedge accounting. The Company’s derivatives consist of interest rate swap agreements, which are used as part of its asset liability management to help manage interest rate risk. The Company does not use derivatives for trading purposes.

Changes in the fair value of derivatives that are designated as a hedge of the variability of cash flows to be received on various loans and are effective are reported in other comprehensive income and later reclassified into earnings in the same periods during which the hedged transaction affects earnings. If hedge accounting does not apply, changes in the fair value of derivatives are recognized immediately in current earnings as noninterest income or loss.

If designated as a hedge, the Company formally documents the relationship between derivatives as hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions. This documentation includes linking cash flow hedges to specific assets on the balance sheet. If designated as a hedge, the Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in cash flows of the hedged items. The Company discontinues hedge accounting when it determines the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative is settled or terminates, or treatment of the derivative as a hedge is no longer appropriate or intended.

During 2007, the Company determined that its use of hedge accounting for five interest rate swaps was in error. See Note 17 for additional details.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, the Company has recorded stock-based compensation cost using the fair value method starting in 2006.

Prior to January 1, 2006, employee compensation expense for stock options was reported using the intrinsic value method. Accordingly, no compensation cost related to stock options was recognized during 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

Had compensation cost for stock options been measured using the fair value method, net income and basic and diluted earnings per share for the year ended December 31, 2005 would have been the pro forma amounts indicated below (dollars in thousands, except per share data).

Net income as reported	$20,889
Deduct: Stock-based compensation expense
using fair value method	(508)

Pro forma net income	$20,381

Basic earnings per share as reported	$1.24
Pro forma basic earnings per share	1.21
Diluted earnings per share as reported	1.21
Pro forma diluted earnings per share	1.18

All share and per share amounts under stock compensation plans are restated for all stock splits and dividends through the date of issue of the financial statements.

The Company’s stock compensation plan allows for the issuance of restricted stock awards. Compensation cost is based upon the market price of the Company’s stock at the date of grant and is recognized over the vesting period.

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

The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s financial statements.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

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

Stock Splits and Dividends: The fair value of shares issued for stock dividends of 20% or less is transferred from retained earnings to common stock, to the extent of available retained earnings. No transfer is recorded for stock dividends or splits in excess of 20%. All share and per share amounts are retroactively adjusted for stock splits and dividends.

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

Segment Reporting: The Company, through the branch network of the Bank, provides a broad range of financial services to individuals and companies in western Michigan. These services include demand, time and savings deposits; lending; ATM processing; cash management; and trust and brokerage services. While the Company’s management team monitors the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Adoption of New Accounting Standards:

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS No. 155), which permits fair value remeasurement for hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Additionally, SFAS No. 155 clarifies the accounting guidance for beneficial interests in securitizations. Under SFAS No. 155, all beneficial interests in a securitization will require an assessment in accordance with SFAS No. 133 to determine if an embedded derivative exists within the instrument. In January 2007, the FASB issued Derivatives Implementation Group Issue B40, Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets (DIG Issue B40). DIG Issue B40 provides an exemption from the embedded derivative test of paragraph 13(b) of SFAS No. 133 for instruments that would otherwise require bifurcation if the test is met solely because of a prepayment feature included within the securitized interest and prepayment is not controlled by the security holder. SFAS No. 155 and DIG Issue B40 did not have a material impact on the Company’s consolidated financial position or results of operations.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards:

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The impact of adoption is not expected to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value through Earnings (“SAB 109”). Previously, SAB 105, Application of Accounting Principles to Loan Commitments, stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect the impact of this standard to be material.

NOTE 2 – ACQUISITION

On January 1, 2007, the Company completed the acquisition of Benj. A. Smith & Associates, Ltd. (“Smith &Associates”).

Under the terms of the transaction, Smith & Associates was merged into the Company in exchange for 143,783 shares of common stock. The Company in turn contributed the business to Macatawa Bank. The value of the common stock was based on the average closing price during the month of September 2006 ($21.91 per share). Share and per share amounts have been adjusted for the 5% stock dividend distributed on May 30, 2007.

The acquisition was accounted for under the purchase method of accounting. Accordingly, customer relationship intangibles valued at $1,920,000 are being amortized in proportion to estimated future revenue over its estimated useful life. The resulting goodwill was $2,004,000 which will be assessed annually for impairment, with any subsequent impairment recognized in the income statement.

Under the terms of the transaction, one $300,000 contingent payment will also be made if revenue from transferred account balances, principal additions to transferred account balances generated by Mr. Smith and new accounts generated by Mr. Smith exceeds $1,600,000 in 2007 and an additional $300,000 contingent payment will be paid if such revenue exceeds $1,700,000 in 2008. If the contingencies are met, payments will be paid in the form of common stock of Macatawa Bank Corporation. For 2007 revenue did not exceed the $1,600,000 target, therefore the contingent payment for this period will not be made.

(Continued)

NOTE 3 — SECURITIES

The amortized cost and fair value of securities at year-end were as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Available for Sale 2007
U.S. Treasury and federal
agency securities	$149,021	$1,169	$(145)	$150,045
State and municipal bonds	49,460	1,056	(56)	50,460
Other equity securities	1,000	--	(7)	993

	$199,481	$2,225	$(208)	$201,498

Held to Maturity 2007
State and municipal bonds	$1,917	$45	$(1)	$1,961

	$1,917	$45	$(1)	$1,961

Available for Sale 2006
U.S. Treasury and federal
agency securities	$148,753	$182	$(2,025)	$146,910
State and municipal bonds	49,676	1,042	(63)	50,655
Other equity securities	1,000	--	(19)	981

	$199,429	$1,224	$(2,107)	$198,546

Held to Maturity 2006
State and municipal bonds	$2,711	$56	$(5)	$2,762

	$2,711	$56	$(5)	$2,762

Securities with unrealized losses at year-end 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (dollars in thousands):

	Less than 12 Months		12 Months or More		Total

Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

December 31, 2007

U.S. Treasury and federal
agency securities	$--	$--	$37,104	$(145)	$37,104	$(145)
State and municipal bonds	1,777	(6)	4,479	(51)	6,256	(57)
Other equity securities	--	--	993	(7)	993	(7)

Total temporarily impaired	$1,777	$(6)	$42,576	$(203)	$44,353	$(209)

(Continued)

NOTE 3 – SECURITIES (Continued)

	Less than 12 Months		12 Months or More		Total

Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

December 31, 2006

U.S. Treasury and federal
agency securities	$5,079	$(15)	$104,727	$(2,010)	$109,806	$(2,025)
State and municipal bonds	864	--	5,561	(68)	6,425	(68)
Other equity securities	--	--	981	(19)	981	(19)

Total temporarily impaired	$5,943	$(15)	$111,269	$(2,097)	$117,212	$(2,112)

For unrealized losses on securities, no loss has been recognized into income in either 2007 or 2006 because management has the intent and ability to hold these securities for the foreseeable future and the declines are largely due to differences in market interest rates as compared to those of the underlying securities. The declines in fair value are considered temporary and are expected to recover as the bonds approach their maturity date.

Contractual maturities of debt securities at December 31, 2007 were as follows (dollars in thousands):

	Held-to-Maturity Securities		Available-for-Sale Securities

	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due in one year or less	$--	$--	$26,250	$26,189
Due from one to five years	313	312	126,935	128,129
Due from five to ten years	238	251	27,018	27,658
Due after ten years	1,366	1,398	18,278	18,529

	$1,917	$1,961	$198,481	$200,505

There were no sales of securities for the years ended December 31, 2007, 2006 and 2005.

At December 31, 2007 and 2006, securities with a carrying value of approximately $1,000,000 were pledged as security for public deposits and for other purposes required or permitted by law. At December 31, 2007 and 2006, securities with a carrying value of approximately $120,263,000 and $21,399,000 were pledged as collateral for securities sold under agreements to repurchase.

(Continued)

NOTE 4 — LOANS

Year-end loans were as follows (dollars in thousands):

	2007	2006

Commercial	$438,743	$416,135
Commercial mortgage	855,882	875,717
Residential mortgage	266,325	224,836
Consumer	189,682	194,762

	$1,750,632	$1,711,450

Activity in the allowance for loan losses was as follows (dollars in thousands):

	2007	2006	2005

Beginning balance	$23,259	$20,992	$19,251
Provision for loan losses	15,750	7,715	3,675
Loans charged-off	(5,920)	(6,054)	(2,237)
Recoveries	333	606	303

Ending balance	$33,422	$23,259	$20,992

The provision for loan losses in 2007 includes approximately $11.6 million of extra provisions made in the third and fourth quarters for losses related primarily to loans to residential developers. Loans charged off in 2006 include a $4.7 million charge related to one commercial borrower whose loans were allegedly falsely secured by nonexistent collateral. Accordingly, the provision for loan losses for 2006 also included a $4.7 million additional provision related to this borrower. The Company filed a lawsuit against this borrower in 2007 that is still pending.

Impaired loans were as follows (dollars in thousands):

	2007	2006

Loans with no allocated allowance
for loan losses	$17,580	$3,059
Loans with allocated allowance for
loan losses	81,440	2,718

	$99,020	$5,777

Amount of the allowance for loan
losses allocated	$15,831	$400

	2007	2006	2005

Average of impaired loans during the period	$38,166	$4,630	$2,833
Interest income recognized during impairment	782	0	0
Cash-basis interest income recognized	189	0	0

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 4 – LOANS (Continued)

Nonperforming loans were as follows at year-end (dollars in thousands):

	2007	2006

Loans past due over 90 days still on accrual	$2,872	$16,479
Nonaccrual loans	70,999	5,811
Renegotiated loans	38	--

	$73,909	$22,290

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

The balance of impaired and nonperforming loans at the end of 2007 includes approximately $62.3 and $57.4 million, respectively, of loans for the development or sale of 1-4 family residential properties. The balance of nonperforming loans at the end of 2006 includes one commercial relationship with loans totaling approximately $15.2 million for the development or sale of 1-4 family residential properties. Approximately $15.0 million remained outstanding for this borrower and is included in the balance of nonperforming loans at December 31, 2007.

NOTE 5 — PREMISES AND EQUIPMENT — NET

Year-end premises and equipment were as follows (dollars in thousands):

	2007	2006

Land	$17,060	$15,093
Building	43,857	33,658
Leasehold improvements	1,219	1,277
Furniture and equipment	18,947	16,311
Construction in progress	664	8,558

	81,747	74,897
Less accumulated depreciation	(17,183)	(14,166)

	$64,564	$60,731

The balance of construction in progress at December 31, 2007 primarily relates to a facility expected to open in 2008. The balance of construction in progress at December 31, 2006 primarily related to four facilities that opened in 2007. Depreciation expense was $3,290,000, $2,949,000 and $2,713,000 for each of the years ending December 31, 2007, 2006 and 2005.

The Bank leases certain office and branch premises and equipment under operating lease agreements. Total rental expense for all operating leases aggregated to $359,000, $382,000 and $380,000 for each of the years ending December 31, 2007, 2006 and 2005. Future minimum rental expense under noncancelable operating leases as of December 31, 2007 is as follows (dollars in thousands):

2008	$298
2009	166
2010	104
2011	84
2012	6

$658

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 6 – ACQUISITION INTANGIBLES

Intangible assets were as follows at year-end (dollars in thousands):

	2007	2006

Core deposits	$3,185	$3,185
Trust relationships	478	478
Customer relationships	1,920	--

	$5,583	$3,663
Less accumulated amortization	(2,560)	(2,100)

	$3,023	$1,563

Amortization expense for the years ended December 31, 2007, 2006 and 2005 was $460,000, $378,000 and $406,000. Estimated amortization expense for the next five years is as follows (dollars in thousands):

2008	$435
2009	417
2010	401
2011	386
2012	186

NOTE 7 — DEPOSITS

Deposits at year-end were as follows (dollars in thousands):

	2007	2006

Noninterest-bearing demand	$185,681	$180,032
Money market	337,322	459,230
NOW and Super NOW	273,658	265,679
Savings	40,119	40,160
Certificates of deposit	686,773	722,456

	$1,523,553	$1,667,557

The following table depicts the maturity distribution of certificates of deposit at December 31, 2007 (dollars in thousands):

2008	$553,120
2009	82,099
2010	47,127
2011	2,222
2012	2,097
Thereafter	108

$686,773

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 7 – DEPOSITS (Continued)

Approximately $457,769,000 and $504,274,000 in certificates of deposit were in denominations of $100,000 or more at December 31, 2007 and 2006.

Brokered deposits totaled approximately $202,839,000 and $272,896,000 at December 31, 2007 and 2006. At December 31, 2007 and 2006, brokered deposits had interest rates ranging from 3.65% to 5.20% and 3.30% to 5.49%, respectively, and at year-end 2007, maturities ranging from March 2008 to August 2010.

NOTE 8 — OTHER BORROWED FUNDS

Other borrowed funds include advances from the Federal Home Loan Bank and securities sold under agreements to repurchase.

Federal Home Loan Bank Advances
At year-end, advances from the Federal Home Loan Bank were as follows (dollars in thousands):

Principal Terms	Advance Amount	Range of Maturities	Weighted Average Interest Rate

December 31, 2007

Single maturity fixed rate advances	$135,000	March 2008 to November 2010	4.77%
Daily variable rate advance	70,000	June 2008	4.32%
Putable advances	31,000	September 2009 to December 2010	5.80%
Amortizable mortgage advances	8,052	February 2008 to July 2018	3.81%

	$244,052

December 31, 2006

Single maturity fixed rate advances	$132,000	April 2007 to May 2010	4.63%
Putable advances	31,000	September 2009 to December 2010	5.80%
Amortizable mortgage advances	9,018	February 2008 to July 2018	3.86%

	$172,018

Each advance is payable at its maturity date and contains a prepayment penalty. Putable advances are fixed rate advances that can be changed to a variable rate at the option of the FHLB. If the FHLB exercises that option, these advances may be repaid without penalty. These advances were collateralized by residential and commercial real estate loans totaling $611,055,000 and $596,829,000 under a blanket lien arrangement at December 31, 2007 and 2006.

Maturities as of December 31, 2007 were as follows (in thousands):

2008	$140,482
2009	40,237
2010	56,000
2011	--
2012	--
Thereafter	7,333

$244,052

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 8 — OTHER BORROWED FUNDS (Continued)

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase (“repo borrowings”) are financing arrangements secured by U.S. federal agency securities. These borrowings were collateralized by securities that had a carrying amount of approximately $120,263,000 and $21,399,000 at December 31, 2007 and 2006. At maturity, the securities underlying the arrangements are returned to the company. At year-end, these borrowings were as follows (dollars in thousands):

Principal Terms	Amount	Range of Maturities	Weighted Average Interest Rate

December 31, 2007

Fixed rate borrowings	$90,000	February 2009 to November 2010	4.66%
Floating rate borrowings	20,000	August 2009 to August 2010	5.72%

	$110,000

December 31, 2006

Floating rate borrowings	$20,000	August 2009 to August 2010	5.78%

Maturities as of December 31, 2007 were as follows (in thousands):

2009	$60,000
2010	50,000

$110,000

NOTE 9 – LONG-TERM DEBT

The Company has issued $40.0 million of pooled trust preferred securities (“Preferred Securities”) through its wholly-owned subsidiary grantor trusts. Macatawa Statutory Trust I issued $619,000 of common securities to the Company and $20.0 million of Preferred Securities on July 15, 2003 at a floating interest rate of three-month LIBOR plus 3.05%. Macatawa Statutory Trust II issued $619,000 of common securities and $20.0 million of Preferred Securities on March 18, 2004 at a floating interest rate of three-month LIBOR plus 2.75%.

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

At December 31, 2007 and 2006, the Debentures totaling $41,238,000 are reported in liabilities as Long-term debt, and the common securities of $1,238,000 and unamortized debt issuance costs are included in other assets.

At December 31, 2007 and 2006, $40 million and $38 million, respectively, of the $40 million of Preferred Securities issued qualified as Tier 1 capital for regulatory capital purposes.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 10 — RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates were as follows (dollars in thousands).

	2007	2006

Beginning balance	$13,905	$15,992
New loans and renewals	20,513	16,906
Repayments and renewals	(14,810)	(18,993)

Ending balance	$19,608	$13,905

Deposits from principal officers, directors, and their affiliates at December 31, 2007 and 2006 were $5,787,000 and $4,324,000.

On October 11, 2006, Macatawa Bank Corporation (“Macatawa”) entered into an Agreement and Plan of Merger with Benj. A. Smith & Associates, Ltd. (“Smith & Associates”) and Benj. A. Smith, III (“Mr. Smith”). On October 11, 2006, Macatawa also entered into a Noncompetition Agreement with Mr. Smith. Macatawa completed the acquisition of Smith & Associates on January 1, 2007.

Smith & Associates was an investment advisory firm based in Holland, Michigan. Mr. Smith was the owner of Smith & Associates. Mr. Smith is also the founder and Chairman of Macatawa Bank Corporation. The transaction was structured as a merger of Smith & Associates into Macatawa, which in turn contributed the business to Macatawa Bank. For further details regarding the transaction, refer to Note 2, Acquisition.

NOTE 11 — STOCK-BASED COMPENSATION

The Company has stock-based compensation plans for its employees (the Employees’ Plans) and directors (the Directors’ Plans). The Employees’ Plans permit the grant of stock options or the issuance of restricted stock for up to 1,917,210 shares of common stock. The Directors’ Plans permit the grant of stock options or the issuance of restricted stock for up to 473,278 shares of common stock. There were 783,588 shares under the Employees’ Plans and 175,711 shares under the Directors’ Plans available for future issuance as of December 31, 2007. The Company issues new shares under its stock-based compensation plans from its authorized but unissued shares.

Stock Options

Option awards are granted with an exercise price equal to the market price at the date of grant. Option awards have vesting periods ranging from one to three years and have ten year contractual terms.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company’s common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The Company expects that all options granted will vest and become exercisable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 11 — STOCK-BASED COMPENSATION (Continued)

There were no options granted during 2007. The fair value of options granted during 2006 and 2005 was determined using the following weighted-average assumptions as of grant date.

	2006	2005

Risk-free interest rate	4.52%	4.27%
Expected option life	6.5 years	6.2 years
Expected stock price volatility	23.68%	23.98%
Dividend yield	2.55%	2.01%
Weighted average fair value of options granted	$4.80	$5.70

A summary of option activity in the plans is as follows (dollars in thousands, except per option data):

Options	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value

Outstanding at January 1, 2007	1,025,771	$14.29
Exercised	(59,106)	7.05
Forfeited	(8,900)	21.80
Outstanding at December 31, 2007	957,765	$14.66	6.02	$300

Exercisable at December 31, 2007	709,626	$12.26	5.19	$300

Information related to stock options during each year follows:

	2007	2006	2005

Intrinsic value of options exercised	$464	$1,779	$1,623
Cash received from option exercises	342	1,103	880
Tax benefit realized from option exercises	89	258	275

Compensation cost for stock options was $446,000 or $400,000 after tax, representing $0.02 per share for 2007 and $657,000 or $522,000 after tax, representing $0.03 per share for 2006.

As of December 31, 2007, there was approximately $555,000 of total unrecognized compensation cost related to nonvested stock options granted under the Company’s stock-based compensation plans. The cost is expected to be recognized over a weighted-average period of 1.4 years.

Stock Awards

Stock awards have vesting periods of up to four years. A summary of changes in the Company’s nonvested stock awards for the year follows:

Nonvested Stock Awards	Shares	Weighted-Average Grant-Date Fair Value

Outstanding at January 1, 2007	22,491	$19.52
Granted	4,157	14.35
Vested	---	---
Forfeited	(2,309)	19.52

Outstanding at December 31, 2007	24,339	$18.64

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 11 — STOCK-BASED COMPENSATION (Continued)

Compensation cost for stock awarded in 2007 and 2005 was $145,000 and $176,000. Compensation cost for stock awarded in 2006 was nominal.

As of December 31, 2007, there was $309,000 of total unrecognized compensation cost related to nonvested shares granted under the Company’s stock-based compensation plans. The cost is expected to be recognized over a weighted-average period of 2.0 years. There were no shares vested during the years ended December 31, 2007 and 2006. The total fair value of shares vested during the year ended December 31, 2005 was $176,000.

NOTE 12 – EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan which covers substantially all employees. Employees may elect to contribute to the plan up to the maximum percentage of compensation and dollar amount subject to statutory limitations. The Company makes matching contributions equal to 100% of the first 3% of employee contributions and 50% of employee contributions in excess of 3%, up to 6%. The Company’s contributions for the years ended December 31, 2007, 2006 and 2005 were approximately $767,000, $691,000 and $620,000.

The Company sponsors an Employee Stock Purchase Plan which covers substantially all employees. Employees are allowed to direct the Company to withhold payroll dollars and purchase Company stock at market price on a payroll by payroll basis. The Company has reserved 210,000 shares of common stock to be issued under the plan. The plan allows for shares to be issued directly from the Company or purchased on the open market.

NOTE 13– EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic and diluted earnings per share are as follows (dollars in thousands except per share data):

	2007	2006	2005

Basic earnings per share
Net income	$9,269	$19,831	$20,889
Weighted average common shares
outstanding	17,109,664	17,011,590	16,863,630

Basic earnings per share	$.54	$1.17	$1.24

Diluted earnings per share
Net income	$9,269	$19,831	$20,889
Weighted average common shares
outstanding	17,109,664	17,011,590	16,863,630
Add: Dilutive effects of assumed
exercises of stock options	173,680	367,883	445,692

Weighted average common and
dilutive potential common
shares outstanding	17,283,344	17,379,473	17,309,322

Diluted earnings per share	$.54	$1.14	$1.21

Stock options and nonvested stock awards for 507,562, 335,959, and 237,313 shares of common stock were not considered in computing diluted earnings per share for December 31, 2007, 2006 and 2005, respectively, because they were antidilutive.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 14 — FEDERAL INCOME TAXES

The consolidated provision for income taxes was as follows (dollars in thousands):

	2007	2006	2005

Current	$7,606	$10,226	$10,503
Deferred (benefit) expense	(3,870)	(1,091)	(649)

	$3,736	$9,135	$9,854

The difference between the financial statement tax expense and amount computed by applying the statutory federal tax rate to pretax income was reconciled as follows (dollars in thousands):

	2007	2006	2005

Statutory rate	35%	35%	35%
Statutory rate applied to income before taxes	$4,552	$10,138	$10,760
Add (deduct)
Tax-exempt interest income	(633)	(634)	(647)
Bank-owned life insurance	(301)	(360)	(230)
Other, net	118	(9)	(29)

	$3,736	$9,135	$9,854

The net deferred tax asset recorded included the following amounts of deferred tax assets and liabilities (dollars in thousands):

	2007	2006

Deferred tax asset
Allowance for loan losses	$11,698	$8,141
Nonaccrual loan interest	956	136
Unrealized loss on derivative instruments	---	617
Unrealized loss on securities available for sale	---	309
Other	597	413

	13,251	9,616
Deferred tax liabilities
Depreciation	(2,069)	(2,013)
Purchase accounting adjustments	(1,058)	(547)
Unrealized gain on derivative instruments	(101)	---
Unrealized gain on securities available for sale	(706)	---
Other	(648)	(625)

	(4,582)	(3,185)

Net deferred tax asset	$8,669	$6,431

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. Based on the levels of taxable income in the current and prior years which would be available to absorb the benefit, management has determined that no valuation allowance was required at December 31, 2007 or 2006.

There were no unrecognized tax benefits at December 31, 2007, and the Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.

The Company is no longer subject to examination by the Internal Revenue Service for years before 2004.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

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

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk was as follows at year-end (dollars in thousands):

	2007	2006

Commitments to make loans	$43,949	$25,855
Letters of credit	21,554	27,269
Unused lines of credit	424,582	470,882

At year-end 2007, approximately 61% of the Bank’s commitments to make loans were at fixed rates, offered at current market rates. The majority of the variable rate commitments noted above were tied to prime and expire within 30 days. The majority of the unused lines of credit were at variable rates tied to prime.

NOTE 16 – CONTINGENCIES

The Company and its subsidiaries periodically become defendants in certain claims and legal actions arising in the ordinary course of business.

On July 8, 2003, the Company filed a Form 8-K (dated July 1, 2003) with the Securities and Exchange Commission reporting events related to a former trust customer, Trade Partners, Inc. (“Trade Partners”), of the former Grand Bank, which the Company acquired effective April 1, 2002. Trade Partners was involved in purchasing and selling interests in viaticals, which are interests in life insurance policies of the terminally ill or elderly. Beginning in 1996, Grand Bank served as a custodian and escrow agent with respect to viaticals purchased by Trade Partners and sold to investors. Two lawsuits were filed, one in December 2002 and another in March 2003, against Trade Partners, Grand Bank and the Company alleging that Grand Bank breached certain escrow agreements related to viatical settlement contracts. Both of these lawsuits have been dismissed although the plaintiffs reserved the right to pursue the claims in the future. A third lawsuit was filed in April 2003 by two individual investors against Grand Bank, the Company, Trade Partners and certain individuals and entities associated with Trade Partners. The claims against Grand Bank and the Company in this lawsuit have been settled and dismissed with prejudice. In May 2003 a purported class action complaint was filed against the Company. As amended, this suit alleges that Grand Bank breached escrow agreements and fiduciary duties and violated the Michigan Uniform Securities Act with respect to the investments secured by the purported class in viaticals and in interests in limited partnerships which made loans to Trade Partners secured by viaticals, and with respect to loans made by purported class members directly to Trade Partners. The Company has answered the complaint denying the material allegations and raising certain affirmative defenses. In November 2006 the court denied class certification in this case. The Company believes that the class action, if it had been approved by the court, might have involved as many as 2,000 to 3,000 individual claimants. Since that denial of class certification, nine new actions, none of which is a class action, raising substantially the same allegations as the former class action have been filed in several jurisdictions on behalf of approximately 1,300 Trade Partners investors. Management believes the Company has strong defenses and will vigorously defend the cases.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

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

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 17 – INTEREST RATE SWAPS

The Company entered into five interest rate swap agreements, each with a notional amount of $20,000,000 during 2002, 2003, and 2004. Swaps with a notional amount of $60,000,000 remained in effect at December 31, 2007. A large portion of the Company’s assets are loans on which the interest rates are variable. The Company entered into these interest rate swap agreements to convert the variable rate interest cash inflows on certain of its loans to fixed rates of interest. These interest rate swap agreements pay interest to the Company at a fixed rate and require interest payments from the Company at a variable rate.

Prior to December 31, 2007, these interest rate swap agreements were reported, and had been since their inception, as cash flow hedges as the Company believed the critical terms of the swap agreements matched the critical terms of the variable rate loans and concluded that interest rate swap agreements were effective cash flow hedges. As of December 31, 2007, the Company has now determined that accounting for these agreements as cash flow hedges was in error because the Company did not de-designate existing swap agreements as hedges when a new swap agreement was added and then redesignate the agreements as hedges. Additionally, a critical term did not match because the Company did not designate the swap agreements to pools of variable rate loans with like spreads to prime rate, such as prime plus .25%, prime plus .50%, etc., but did so only in total. Therefore, fluctuations in the fair value of the interest rate swaps should have been recorded in other income instead of in other comprehensive income. As of December 31, 2007, the remaining interest rate swaps had a fair value of $288,000, which amount has been reversed out of other comprehensive income and is reported in noninterest income. Changes in the fair value of these interest rate swaps in the future will be recorded as noninterest income or loss. The Company has determined the effect on prior periods of its use of hedge accounting for these interest rate swap agreements was not material and, accordingly, prior period financial statements have not been restated to correct the error.

Summary information about interest rate swaps at year-end follows (dollars in thousands).

	December 31

	2007	2006

Notional amounts	$60,000	$80,000
Weighted average pay rates	7.25%	8.25%
Weighted average receive rates	6.65%	6.42%
Weighted average maturity	1.5 years	2.0 years
Fair value of interest rate swaps	$288	$(1,762)

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

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

Actual capital levels (dollars in thousands) and minimum required levels were as follows at year-end:

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations

	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2007
Total capital (to risk weighted assets)
Consolidated	$194,362	10.7%	$145,898	8.0%	N/A	N/A
Bank	192,677	10.6	145,715	8.0	$182,143	10.0%
Tier 1 capital (to risk weighted assets)
Consolidated	171,434	9.4	72,949	4.0	N/A	N/A
Bank	169,778	9.3	72,857	4.0	109,286	6.0
Tier 1 capital (to average assets)
Consolidated	171,434	8.3	82,850	4.0	N/A	N/A
Bank	169,778	8.2	82,754	4.0	103,443	5.0

December 31, 2006
Total capital (to risk weighted assets)
Consolidated	$196,256	10.9%	$144,677	8.0%	N/A	N/A
Bank	189,403	10.5	144,492	8.0	$180,615	10.0%
Tier 1 capital (to risk weighted assets)
Consolidated	171,650	9.5	72,338	4.0	N/A	N/A
Bank	166,826	9.2	72,246	4.0	108,369	6.0
Tier 1 capital (to average assets)
Consolidated	171,650	8.5	80,746	4.0	N/A	N/A
Bank	166,826	8.3	80,602	4.0	100,752	5.0

The Bank was categorized as well capitalized at December 31, 2007 and 2006. There are no conditions or events since December 31, 2007 that management believes have changed its category.

Banking regulations limit capital distributions. Generally, capital distributions are limited to undistributed net income for the current and prior two years. The Bank paid dividends to the holding company totaling $10 million in 2007 and 2006. At December 31, 2007 and 2006, approximately $37,659,000 and $50,145,000 was available to pay dividends to the holding company.

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 19 — FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end (dollars in thousands).

	2007		2006

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Cash and cash equivalents	$49,816	$49,816	$39,882	$39,882
Securities available for sale	201,498	201,498	198,546	198,546
Securities held to maturity	1,917	1,961	2,711	2,762
FHLB stock	12,275	12,275	12,275	12,275
Loans held for sale	3,127	3,145	1,547	1,569
Loans, net	1,717,210	1,735,745	1,688,191	1,690,358
Accrued interest receivable	10,003	10,003	11,233	11,233
Interest rate swaps	288	288	---	---
Bank-owned life insurance	22,703	22,703	21,843	21,843

Financial liabilities
Deposits	(1,523,553)	(1,526,458)	(1,667,557)	(1,665,010)
Federal funds purchased	(46,467)	(46,467)	(11,990)	(11,990)
Other borrowed funds	(354,052)	(356,764)	(192,018)	(191,582)
Long-term debt	(41,238)	(41,011)	(41,238)	(42,034)
Interest rate swaps	---	---	(1,762)	(1,762)
Accrued interest payable	(5,584)	(5,584)	(5,468)	(5,468)

Off-balance sheet credit-related items
Loan commitments	0	0	0	0

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

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 20 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)

Following are condensed parent company only financial statements (dollars in thousands):

CONDENSED BALANCE SHEETS

	2007	2006

ASSETS

Cash and cash equivalents	$1,000	$6,562
Investment in Bank subsidiary	198,977	190,049
Investment in other subsidiaries	1,592	1,606
Other assets	674	709

Total assets	$202,243	$198,926

LIABILITIES AND SHAREHOLDERS' EQUITY

Long-term debt	$41,238	$41,238
Other liabilities	380	839

Total liabilities	41,618	42,077

Total shareholders' equity	160,625	156,849

Total liabilities and shareholders' equity	$202,243	$198,926

CONDENSED STATEMENTS OF INCOME

	2007	2006	2005

Income
Dividends from subsidiaries	$10,104	$10,099	$78

Expense
Interest expense	3,441	3,346	2,603
Other expense	1,034	804	661

Total expense	4,475	4,150	3,264

Income (Loss) before income tax and equity in
undistributed net income of subsidiaries	5,629	5,949	(3,186)

Equity in undistributed net income
of subsidiaries	2,108	12,409	22,932

Income before income tax	7,737	18,358	19,746

Income tax benefit	(1,532)	(1,473)	(1,143)

Net income	$9,269	$19,831	$20,889

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 20 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)
(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2007	2006	2005

Cash flows from operating activities
Net income	$9,269	$19,831	$20,889
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Equity in undistributed earnings of subsidiaries	(2,108)	(12,409)	(23,010)
Stock compensation expense	54	145	0
(Increase) decrease in other assets	35	449	(1,126)
Increase (decrease) in other liabilities	(459)	499	(45)

Net cash from operating activities	6,791	8,515	(3,292)

Cash flows from investing activities
Investment in subsidiaries	0	(75)	(126)
Net cash received from dissolution of subsidiary	0	373	0

Net cash from investing activities	0	298	(126)

Cash flows from financing activities
Proceeds from exercises of stock options	342	1,103	880
Fractional shares purchased	(18)	(53)	(35)
Cash dividends paid	(8,781)	(7,851)	(6,228)
Repurchase of stock	(3,896)	0	0

Net cash from financing activities	(12,353)	(6,801)	(5,383)

Net change in cash and cash equivalents	(5,562)	2,012	(8,801)
Cash and cash equivalents at beginning of year	6,562	4,550	13,351

Cash and cash equivalents at end of year	$1,000	$6,562	$4,550

(Continued)

MACATAWA BANK CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 21 — QUARTERLY FINANCIAL DATA (Unaudited)
(Dollars in thousands except per share data)

				Earnings Per Share

	Interest Income	Net Interest Income	Net Income	Basic	Fully Diluted

2007
First quarter	$34,931	$16,059	$4,835	$0.28	$0.28
Second quarter	35,683	16,335	4,590	0.27	0.26
Third quarter	35,391	15,835	2,457	0.14	0.14
Fourth quarter	33,368	14,687	(2,612)	(0.15)	(0.15)

2006
First quarter	$30,241	$16,314	$5,222	$0.31	$0.30
Second quarter	32,896	16,975	5,756	0.34	0.33
Third quarter	34,779	17,083	6,009	0.35	0.35
Fourth quarter	35,589	17,045	2,845	0.17	0.16

Net income for the third and fourth quarters of 2007 includes the impact of $2.1 million ($1.4 million after tax, or $0.08 per share) and $9.5 million ($6.2 million after tax, or $0.36 per share), respectively, of charges against earnings for additional provisions for loan losses primarily to address risks associated with loans to residential developers.

Net income for the fourth quarter of 2006 includes the impact of a $4.7 million ($3.1 million after tax, or $0.18 per share) charge against earnings related to a commercial borrower whose loans became impaired.